EXECUTION COPY

CREDIT AGREEMENT

Dated as of July 2, 2001

among

STEINER LEISURE LIMITED,
as the Borrower

THE INSTITUTIONS FROM TIME TO TIME PARTIES HERETO AS LENDERS

ABN AMRO BANK N.V.,
as Administrative Agent

SUNTRUST BANK,
as Syndication Agent

and

BANKUNITED, FSB,
as Documentation Agent

ABN AMRO BANK N.V.,
as Lead Arranger and Sole Bookrunner

SIDLEY AUSTIN BROWN & WOOD
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603

Table of Contents

EXHIBITS AND SCHEDULES

Exhibits

Schedules

CREDIT AGREEMENT

This Credit Agreement dated as of July 2, 2001 is entered into among Steiner Leisure Limited, a company organized under the laws of The Commonwealth of The Bahamas, the institutions from time to time parties hereto as Lenders, whether by execution of this Agreement or an Assignment Agreement pursuant to Section 14.3, ABN AMRO BANK N.V., in its capacity as administrative agent for itself and the other Lenders (the "**Administrative Agent**"), SunTrust Bank, as Syndication Agent for itself and the other Lenders and BankUnited, FSB, as Documentation Agent for itself and the other Lenders following execution of an Assignment Agreement pursuant to Section 14.3. The parties hereto agree as follows:

ARTICLE I: DEFINITIONS

1.1 Certain Defined Terms. In addition to the terms defined above, the following terms used in this Agreement shall have the following meanings, applicable both to the singular and the plural forms of the terms defined as used in this Agreement:

"**ABN AMRO**" means ABN AMRO Bank N.V., in its individual capacity, and its successors.

"**Acquisition**" means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Borrower or any of its Subsidiaries (i) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof, whether through purchase of assets, merger or otherwise or (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage of voting power) of the outstanding Equity Interests of another Person.

"**Acquisition Documents**" means, collectively, the C. Spa Acquisition Documents, the Greenhouse Acquisition Documents and the Mandara Acquisition Documents.

"**Acquisition Installment**" means each of the C. Spa Installment, the Greenhouse Installment and the Mandara Installment.

"**Acquisition Transactions**" means, collectively, the C. Spa Acquisition, the Greenhouse Acquisition and the Mandara Acquisition.

"**Administrative Agent**" means ABN AMRO in its capacity as contractual representative for itself and the Lenders pursuant to Article XII hereof and any successor Administrative Agent appointed pursuant to Article XII hereof.

"**Advance**" means a borrowing hereunder consisting of the aggregate amount of the several Loans made by some or all of the Lenders to the Borrower of the same Type and, in the case of Eurocurrency Rate Advances, in the same currency (in each case, except as provided in Section 2.19) and for the same Interest Period.

"**Affected Lender**" is defined in Section 2.20 hereof.

"**Affiliate**" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person is the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of ten percent (10%) or more of any class of voting securities (or other voting interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of Capital Units, by contract or otherwise.

"**Aggregate Revolving Loan Commitment**" means the aggregate of the Revolving Loan Commitments of all the Lenders, as may be adjusted from time to time pursuant to the terms hereof. The initial Aggregate Revolving Loan Commitment is Ten Million and 00/100 Dollars ($10,000,000).

"**Aggregate Term Loan Commitment**" means the aggregate of the Term Loan Commitments of all the Lenders. The Aggregate Term Loan Commitment is Forty-Five Million and 00/100 Dollars ($45,000,000), less the amount of any Term Loan Installments that have not been funded as of July 31, 2001.

"**Agreed Currencies**" means (i) Dollars, and (ii) any other Eligible Currency which the Borrower requests the Administrative Agent to include as an Agreed Currency hereunder on or before two (2) Business Days before such Borrower intends to submit a Borrowing/Election Notice for a Loan in such new Eligible Currency and which new Eligible Currency is acceptable to the Administrative Agent. Notwithstanding any of the foregoing, as applied to the Eurocurrency Base Rate, the "Agreed Currency" shall mean Dollars with respect to any Term Loan for which the requested Rate Option is the Eurocurrency Rate.

"**Agreement**" means this Credit Agreement, as it may be amended, restated or otherwise modified and in effect from time to time.

"**Agreement Accounting Principles**" means generally accepted accounting principles as in effect in the United States of America from time to time, applied in a manner consistent with that used in preparing the audited financial statements of the Borrower referred to in Section 6.4(B)(i) hereof, provided, however, that, except as provided in Section 11.17, with respect to the calculation of financial ratios and other financial tests required by this Agreement, "Agreement Accounting Principles" means generally accepted accounting principles as in effect in the United States of America as of the date of this Agreement, applied in a manner consistent with that used in preparing the audited financial statements of the Borrower referred to in Section 6.4(B)(i) hereof.

"**Alternate Base Rate**" means, for any day, a fluctuating rate of interest per annum equal to the higher of (i) the Prime Rate for such day and (ii) the sum of (a) the Federal Funds Effective Rate for such day and (b) one-half of one percent (0.5%) per annum.

"**Applicable Commitment Fee Percentage**" means, as at any date of determination, the rate per annum then applicable in the determination of the amount payable under Section 2.15(C)(i) hereof determined in accordance with the provisions of Section 2.15(D)(ii) hereof.

"**Applicable Eurocurrency Margin**" means, as at any date of determination, the rate per annum then applicable to Eurocurrency Rate Loans or Opt-Out Loans which are Revolving Loans or Term Loans, as applicable, determined in accordance with the provisions of Section 2.15(D)(ii) hereof.

"**Applicable Floating Rate Margin**" means, as at any date of determination, the rate per annum then applicable to Floating Rate Loans which are Revolving Loans or Term Loans, as applicable, determined in accordance with the provisions of Section 2.15(D)(ii) hereof.

"**Applicable L/C Fee Percentage**" means, as at any date of determination, a rate per annum equal to the Applicable Eurocurrency Margin for Revolving Loans in effect on such date.

"**Applicable Look-Back Period**" means, as of any date of determination, (i) if such date is prior to the first anniversary of the Closing Date, the period from such date extending back to the Closing Date and (ii) if such date is on or after the first anniversary of the Closing Date, the immediately preceding twelve-month period.

"**Applicable Pro Rata Share**" means, for any Lender, such Lender's Revolving Loan Pro Rata Share or Term Loan Pro Rata Share, as applicable.

"**Approved Fund**" means, with respect to any Lender that is a fund or commingled investment vehicle that invests in commercial loans, any other fund that invests in commercial loans and is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

"**Arlington Acquisition**" means the acquisition by the Borrower or one of its Subsidiaries of the Arlington, Texas spa, as contemplated by the C. Spa Acquisition Agreement.

"**Arranger**" means ABN AMRO, in its capacity as the lead arranger and sole bookrunner for the loan transaction evidenced by this Agreement.

"**Assignment Agreement**" means an assignment and acceptance agreement entered into in connection with an assignment pursuant to Section 14.3 hereof in substantially the form of Exhibit D.

"**Asset Sale**" means, with respect to any Person, the sale, lease, conveyance, disposition or other transfer by such Person of any of its assets (including, without limitation, (x) by way of a sale-leaseback transaction and, (y) the sale or other transfer of any of the Equity Interests of any Subsidiary of such Person, but not the Equity Interests of such Person) to any Person, other than the sale of Inventory in the ordinary course of business or the sale of Investments in Cash Equivalents permitted pursuant to Section 7.3(D).

"**Authorized Officer**" means any of the president, chief executive officer, chief operating officer or chief financial officer of the Borrower, acting singly.

"**Bank Book**" means the $55,000,000 Senior Secured Credit Facilities Confidential Information Memorandum dated June 2001, as provided to the Lenders.

"**Benefit Plan**" means a defined benefit plan as defined in Section 3(35) of ERISA (other than a Multiemployer Plan or a Foreign Employee Benefit Plan) in respect of which the Borrower or any other member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Borrower**" means Steiner Leisure Limited, a company organized under the laws of The Commonwealth of The Bahamas, together with its permitted successors and assigns, including, without limitation, a debtor-in-possession on its behalf.

"**Borrowing Date**" means a date on which an Advance or Swing Line Loan is made hereunder.

"**Borrowing/Election Notice**" is defined in Section 2.8 hereof.

"**Business Day**" means (i) with respect to any borrowing, payment or rate selection of Loans bearing interest at the Eurocurrency Rate, a day (other than a Saturday or Sunday) on which banks are open for business in Chicago, Illinois and New York, New York and on which dealings in Dollars and the other Agreed Currencies are carried on in the London interbank market and (ii) for all other purposes a day (other than a Saturday or Sunday) on which banks are open for business in Chicago, Illinois and New York, New York.

"**C. Spa**" means DK Partners, Inc., a California corporation.

"**C. Spa Acquisition**" means the acquisition by the Borrower of 100% of the Capital Units of C. Spa for a purchase price not to exceed $8,000,000 on the terms and conditions set forth in the C. Spa Acquisition Agreement.

"**C. Spa Acquisition Agreement**" means that certain Stock Purchase Agreement anticipated to be executed by and among Steiner U.S. Holdings, Inc., C. Spa, Celeste Dunn, David Lamond, Mark Kvamme and Scott Mendenhall.

"**C. Spa Acquisition Documents**" means the C. Spa Acquisition Agreement and all other documents, instruments and agreements entered into by the Borrower or any of its Subsidiaries in connection with the C. Spa Acquisition.

"**C. Spa Installment**" means a portion of the Term Loan in the aggregate principal amount of $5,773,000 which shall be funded in connection with the consummation of the C. Spa Acquisition.

"**Capital Expenditures**" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including Capitalized Leases and Permitted Purchase Money Indebtedness) by the Borrower and its consolidated Subsidiaries (provided, however, that the amount of capital expenditures of Mandara U.S. and Mandara Asia shall be reduced by the percentage interest in such entities that the Borrower does not directly or indirectly own) during that period that, in conformity with Agreement Accounting Principles, are required to be included in or reflected by the property, plant, Equipment or similar fixed asset accounts reflected in the consolidated balance sheet of the Borrower and its Subsidiaries (which shall include, without limitation, all payments made in respect of Permitted Acquisitions made by C. Spa or Greenhouse).

"**Capital Units**" means (i) in the case of a corporation, shares or corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"**Capitalized Lease**" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles.

"**Capitalized Lease Obligations**" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles.

"**Cash Equivalents**" means (i) marketable direct obligations issued or unconditionally guaranteed by the United States government and backed by the full faith and credit of the United States government; (ii) domestic and Eurocurrency certificates of deposit and time deposits, bankers' acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, any foreign bank, or its branches or agencies, the long-term indebtedness of which institution at the time of acquisition is rated A- (or better) by S&P or A3 (or better) by Moody's, and which certificates of deposit and time deposits are fully protected against currency fluctuations for any such deposits with a term of more than ninety (90) days; (iii) shares of money market, mutual or similar funds having assets in excess of $100,000,000 and the investments of which are limited to (x) investment grade securities (i.e., securities rated at least A- by S&P or at least A3 by Moody's) and (y) commercial paper of United States and foreign banks and bank holding companies and their subsidiaries and United States and foreign finance, commercial industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by S&P or P-1 by Moody's (all such institutions being, "**Qualified Institutions**"); and (iv) commercial paper of Qualified Institutions; provided that the maturities of such Cash Equivalents shall not exceed three hundred sixty-five (365) days.

"**Cash Interest Expense**" means, for any period, the total interest expense paid by the Borrower and its consolidated Subsidiaries, including, without limitation, (a) the interest component of Capitalized Leases, (b) commitment and letter of credit fees, (c) net payments (if any) pursuant to Hedging Arrangements relating to interest rate protection, and (d) the discount or implied interest component of Off-Balance Sheet Liabilities, but excluding interest expense not payable in cash (including amortization of discount and deferred financing fees), all as determined in conformity with Agreement Accounting Principles.

"**Cash Interest Expense Coverage Ratio**" is defined in Section 7.4(B) hereof.

"**Change**" is defined in Section 4.2 hereof.

"**Change of Control**" means an event or series of events by which:

(a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than Clive E. Warshaw, his spouse or one or more Persons which are, or which are owned or controlled by, Clive E. Warshaw and/or his spouse or any of their heirs or immediate family members, becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended, provided that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or within thirty (30) days), directly or indirectly, of thirty-five percent (35%) or more of the combined voting power of the Borrower's outstanding Capital Units ordinarily having the right to vote at an election of directors; or

(b) the majority of the board of directors or comparable governing body of the Borrower fails to consist of Continuing Directors; or

(c) the Borrower consolidates with or merges into another Person or conveys, transfers or leases all or substantially all of its property to any Person, or any Person consolidates with or merges into the Borrower, in either event pursuant to a transaction in which the outstanding Capital Units of the Borrower are reclassified or changed into or exchanged for cash, securities or other property and subsection (a) above occurs with respect to such entity;

in each case, without the prior written consent of the Required Lenders (which consent shall not be unreasonably withheld); provided, however, that notwithstanding the foregoing, the conversion of Shiseido's interest in Mandara from Indebtedness into the Capital Units of the Borrower pursuant to a transaction that is in form and substance reasonably satisfactory to the Administrative Agent shall in no event constitute a Change of Control hereunder.

"**Closing Date**" means July 2, 2001.

"**Code**" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

"**Collateral**" means all property and interests in property now owned or hereafter acquired by the Borrower or any Subsidiary Guarantor in or upon which a Lien is granted to the Administrative Agent, for the benefit of the Holders of Secured Obligations, or to the Administrative Agent, for the benefit of the Lenders, whether under the Security Agreement, a Pledge Agreement, the Limited Liability Company Collateral Assignment, any of the other Collateral Documents or any of the other Loan Documents.

"**Collateral Documents**" means all agreements, instruments and documents executed in connection with this Agreement that are intended to create or evidence Liens to secure the Secured Obligations, including, without limitation, each Security Agreement, each

Pledge Agreement, the Limited Liability Collateral Assignment, each Collection Account Agreement, each Intellectual Property Security Agreement, each Real Property Document and all other security agreements, mortgages, deeds of trust, loan agreements, notes, guarantees, subordination agreements, pledges, powers of attorney, consents, assignments, contracts, fee letters, notices, leases, financing statements and all other written matter whether heretofore, now, or hereafter executed by or on behalf of the Borrower or any Subsidiary Guarantor and delivered to the Administrative Agent or any of the Lenders, together with all agreements and documents referred to therein or contemplated thereby.

"**Collection Account**" means each blocked depository account maintained by the Borrower or any Subsidiary Guarantor, subject to a Collection Account Agreement, for the collection of Receivables and other proceeds of Collateral.

"**Collection Account Agreement**" means a written agreement, substantially in the form attached as Exhibit C to the Security Agreement (modified as deemed acceptable to the Administrative Agent to reflect foreign law provisions, customs and practices), among the Borrower or any Subsidiary Guarantor, the Administrative Agent (for the benefit of itself and the Holders of Secured Obligations), and, as applicable, each of the banks at which such Borrower or Subsidiary Guarantor maintains a Collection Account, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

"**Collection Account Blockage Date**" means the date following the occurrence of a Default on which the Administrative Agent or the Required Lenders, in the Administrative Agent's or the Required Lenders' sole discretion, instruct(s) any financial institution party to a Collection Account Agreement (as described in such Collection Account Agreement) to remit, during the continuance of such Default, all amounts deposited in the Collection Account to the Administrative Agent or as the Administrative Agent shall direct.

"**Commission**" means the Securities and Exchange Commission of the United States of America and any Person succeeding to the functions thereof.

"**Commitment**" means, for each Lender, collectively, such Lender's Revolving Loan Commitment and Term Loan Commitment.

"**Consolidated Assets**" means the total assets of the Borrower and its Subsidiaries on a consolidated basis, determined in accordance with Agreement Accounting Principles.

"**Contaminant**" means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, asbestos, polychlorinated biphenyls ("**PCBs**"), or any constituent of any such substance or waste, and includes but is not limited to these terms as defined in Environmental, Health or Safety Requirements of Law.

"**Contingent Obligation**", as applied to any Person, means any Contractual Obligation, contingent or otherwise, of that Person with respect to any Indebtedness of another or other obligation or liability of another, including, without limitation, any such Indebtedness, obligation or liability of another directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business), co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable, including Contractual Obligations (contingent or otherwise) arising through any agreement to purchase, repurchase, or otherwise acquire such Indebtedness, obligation or liability or any security therefor, or to provide funds for the payment or discharge thereof (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain solvency, assets, level of income, or other financial condition, or to make payment other than for value received. The amount of any Contingent Obligation shall be equal to the present value of the portion of the obligation so guaranteed or otherwise supported, in the case of known recurring obligations, and the maximum reasonably anticipated liability in respect of the portion of the obligation so guaranteed or otherwise supported assuming such Person is required to perform thereunder, in all other cases.

"**Continuing Director**" means, with respect to any person as of any date of determination, any member of the board of directors or equivalent governing body of such Person who (a) was a member of such board of directors or governing body on the Closing Date, or (b) was nominated for election or elected to such board of directors or governing body with the approval of the required majority of the Continuing Directors who were members of such board at the time of such nomination or election.

"**Contractual Obligation**", as applied to any Person, means any provision of any equity or debt securities issued by that Person or any indenture, mortgage, deed of trust, security agreement, pledge agreement, guaranty, contract, undertaking, agreement or instrument, in any case in writing, to which that Person is a party or by which it or any of its properties is bound, or to which it or any of its properties is subject.

"**Controlled Group**" means the group consisting of (i) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Borrower; (ii) a partnership or other trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Code) with the Borrower; and (iii) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as the Borrower, any corporation described in clause (i) above or any partnership or trade or business described in clause (ii) above.

"**Cure Loan**" is defined in Section 9.2(iii) hereof.

"**Customary Permitted Liens**" means:

(i) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due or (if foreclosure, distraint, sale or other similar proceedings shall not have been commenced or any such proceeding after being commenced is stayed) which are being contested in good faith by appropriate proceedings properly instituted and diligently conducted and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with Agreement Accounting Principles;

(ii) Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen, service providers or workmen and other similar Liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings properly instituted and diligently conducted and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with Agreement Accounting Principles;

(iii) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), surety, appeal and performance bonds; provided that (A) all such Liens do not in the aggregate materially detract from the value of the Borrower's or any of its Subsidiary's assets or property taken as a whole or materially impair the use thereof in the operation of the businesses taken as a whole, and (B) all Liens securing bonds to stay judgments or in connection with appeals do not secure at any time an aggregate amount exceeding $2,000,000;

(iv) Liens arising with respect to zoning restrictions, easements, encroachments, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar charges, restrictions or encumbrances on the use of real property which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries;

(v) Liens of attachment or judgment with respect to judgments, writs or warrants of attachment, or similar process against the Borrower or any of its Subsidiaries which do not constitute a Default under Section 8.1(H) hereof; and

(vi) any interest or title of the lessor in the property subject to any operating lease entered into by the Borrower or any of its Subsidiaries in the ordinary course of business.

"**Decision Period**" is defined in Section 7.2(P) hereto.

"**Decision Reserve**" is defined in Section 7.2(P) hereto.

"**Default**" means an event described in Article VIII hereof.

"**Designated Prepayment**" is defined in Section 2.5(B)(i)(g) hereof.

"**Disqualified Stock**" means any preferred stock and any Capital Units that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is ninety-one (91) days after the later of (i) the Revolving Loan Termination Date and (ii) the Term Loan Termination Date.

"**Disqualifying Event**" is defined in the definition of "Eligible Currency" below.

"**Documentation Agent**" means, upon the by execution of this Agreement or an Assignment Agreement pursuant to Section 14.3, BankUnited, FSB and its successors.

"**DOL**" means the United States Department of Labor and any Person succeeding to the functions thereof.

"**Dollar**" and "**$**" means dollars in the lawful currency of the United States of America.

"**Dollar Amount**" of any currency at any date shall mean (i) the amount of such currency if such currency is Dollars or (ii) the Equivalent Amount of Dollars if such currency is any currency other than Dollars.

"**Domestic Incorporated Subsidiary**" means a Subsidiary of the Borrower organized under the laws of a jurisdiction located in the United States of America.

"**EBITDA**" means, for any period, on a consolidated basis for the Borrower and its Subsidiaries, the sum of the amounts for such period, without duplication, calculated in each case in accordance with Agreement Accounting Principles, of:

(i) Net Income,

plus (ii) Cash Interest Expense to the extent deducted in computing Net Income,

plus (iii) charges against income for foreign, federal, state and local taxes to the extent deducted in computing Net Income,

plus (iv) depreciation expense to the extent deducted in computing Net Income,

plus (v) amortization expense, including, without limitation, amortization of goodwill and other intangible assets to the extent deducted in computing Net Income.

EBITDA for any period shall be calculated to be the actual amount for such period for the Borrower and its consolidated Subsidiaries; provided, (a) upon the consummation of any Permitted Acquisition (other than the Acquisition Transactions and the Arlington Acquisition), for calculations made from and after such acquisition, EBITDA shall be calculated on a pro forma basis including the target's historical EBITDA for the applicable period using historical financial statements obtained from the seller, broken down by fiscal quarter in the Borrower's reasonable judgment (the amounts from which shall be unadjusted unless adjustments thereto shall have been approved in writing by the Administrative Agent) and (b) upon the consummation of a disposition of a business permitted hereunder, for calculations made from and after such disposition, EBITDA shall be calculated on a pro forma basis excluding the historical EBITDA for the applicable period for such disposed business.

"**Eligible Currency**" means any currency other than Dollars with respect to which the Administrative Agent or the Borrower has not given notice in accordance with Section 2.22 and that is readily available, freely traded, in which deposits are customarily offered to banks in the London interbank market, convertible into Dollars in the international interbank market available to the Lenders in such market and as to which an Equivalent Amount may be readily calculated. If, after the designation pursuant to the terms of this Agreement of any currency as an Agreed Currency, currency control or other exchange regulations are imposed in the country in which such currency is issued with the result that different types of such currency are introduced, such country's currency is, in the determination of the Administrative Agent, no longer readily available or freely traded or (ii) as to which, in the determination of the Administrative Agent, an Equivalent Amount is not readily calculable (each of clause (i) and (ii), a **"Disqualifying Event"**), then the Administrative Agent shall promptly notify the Lenders and the Borrower, and such country's currency shall no longer be an Agreed Currency until such time as the Disqualifying Event(s) no longer exist, but in any event within five (5) Business Days of receipt of such notice from the Administrative Agent, the Borrower shall repay all Loans in such currency to which the Disqualifying Event applies or convert such Loan into Loans in Dollars or another Agreed Currency, subject to the other terms contained in Articles II and IV.

"Environmental, Health or Safety Requirements of Law" means all Requirements of Law derived from or relating to foreign, federal, state and local laws or regulations relating to or addressing pollution or protection of the environment, or protection of worker health or safety, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., and the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., in each case including any amendments thereto, any successor statutes, and any regulations or guidance promulgated thereunder, and any state or local equivalent thereof.

"**Environmental Lien**" means a lien in favor of any Governmental Authority for (a) any liability under Environmental, Health or Safety Requirements of Law, or (b) damages arising from, or costs incurred by such Governmental Authority in response to, a Release or threatened Release of a Contaminant into the environment.

"**Environmental Property Transfer Act**" means any applicable requirement of law that conditions, restricts, prohibits or requires any notification or disclosure triggered by the closure of any property or the transfer, sale or lease of any property or deed or title for any property for environmental reasons, including, but not limited to, any so-called "Industrial Site Recovery Act" or "Responsible Property Transfer Act."

"**Equipment**" means all of the Borrower's and its Subsidiaries' present and future (i) equipment, including, without limitation, machinery, manufacturing, distribution, selling, data processing and office equipment, assembly systems, tools, molds, dies, fixtures, appliances, furniture, furnishings, vehicles, vessels, aircraft, aircraft engines, and trade fixtures, (ii) other tangible personal property (other than the Borrower's or the respective Subsidiaries' Inventory), and (iii) any and all accessions, parts and appurtenances attached to any of the foregoing or used in connection therewith, and any substitutions therefor and replacements, products and proceeds thereof.

"**Equity Interests**" means Capital Units and all warrants, options or other rights to acquire Capital Units (but excluding any debt security that is convertible into, or exchangeable for, Capital Units).

"**Equivalent Amount**" of any currency with respect to any amount of Dollars at any date shall mean the equivalent in such currency of such amount of Dollars, calculated on the basis of the arithmetic mean of the buy and sell spot rates of exchange of the Administrative Agent in the London interbank market (or other market where the Administrative Agent's foreign exchange operations in respect of such currency are then being conducted) for such other currency at or about 11:00 a.m. (local time) two (2) Business Days prior to the date on which such amount is to be determined, rounded up to the nearest amount of such currency as determined by the Administrative Agent from time to time; provided, however, that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent may use any reasonable method it deems appropriate to determine such amount, and such determination shall be conclusive absent manifest error.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

"**euro**" means the euro referred to in the Council Regulation (E.C.) No. 1103/97 dated 17 June 1997 passed by the Council of the European Union, or, if different, the then lawful currency of the member states of the European Union that participate in the third stage of the Economic and Monetary Union.

"**Eurocurrency Base Rate**" means, with respect to a Eurocurrency Rate Loan for the relevant Interest Period, either (i) the rate of interest per annum equal to the rate for deposits in the Agreed Currency in the approximate amount of the Administrative Agent's pro rata share of such Eurocurrency Base Rate Advance with a maturity approximately equal to the applicable Interest Period for such Eurocurrency Rate Advance which appears on Telerate Page 3740 or Telerate Page 3750, as applicable, or, if there is more than one such rate, the average of such rates rounded to the nearest 1/100 of 1%, as of 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, or (ii) if no such rate of interest appears on Telerate Page 3740 or Telerate Page 3750, as applicable, for any specified Interest Period, the rate at which deposits in the Agreed Currency are offered by the Administrative Agent to first-class banks in the London interbank market at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, in the approximate amount of the Administrative Agent's pro rata share of such Eurocurrency Rate Advance and having a maturity approximately equal to such Interest Period, in each case adjusted for full Reserves. The terms "Telerate Page 3740" and "Telerate Page 3750" mean the display designated as "Page 3740" and "Page 3750", as applicable, on the Associated Press-Dow Jones Telerate Service (or such other page as may replace Page 3740 or Page 3750, as applicable, on the Associated Press-Dow Jones Telerate Service or such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association interest rate settlement rates for the relevant currency). Any Eurocurrency Base Rate determined on the basis of the rate displayed on Telerate Page 3740 or Telerate Page 3750 in accordance with the foregoing provisions of this subparagraph shall be subject to corrections, if any, made in such rate and displayed by the Associated Press-Dow Jones Telerate Service within one hour of the time when such rate is first displayed by such service. Notwithstanding any of the foregoing, the Agreed Currency in this definition of "Eurocurrency Base Rate" shall be Dollars with respect to any Term Loan for which the requested Rate Option is the Eurocurrency Rate.

"**Eurocurrency Payment Office**" of the Administrative Agent shall mean, for each of the Agreed Currencies, any agency, branch or Affiliate of the Administrative Agent, specified as the "Eurocurrency Payment Office" for such Agreed Currency in Exhibit A-1 hereto or such other agency, branch, Affiliate or correspondence bank of the Administrative Agent, as it may from time to time specify to the Borrower and each Lender as its Eurocurrency Payment Office.

"**Eurocurrency Rate**" means, with respect to a Eurocurrency Rate Loan for the relevant Interest Period, the Eurocurrency Base Rate applicable to such Interest Period plus the then Applicable Eurocurrency Margin, changing as and when the Applicable Eurocurrency Margin changes.

"**Eurocurrency Rate Advance**" means an Advance which bears interest at the Eurocurrency Rate; provided, that each reference herein to a Eurocurrency Rate Advance shall include any component of such Advance which is funded in Opt-Out Loans pursuant to Section 2.19.

"**Eurocurrency Rate Loan**" means a Loan made on a fully syndicated basis pursuant to Section 2.1 or 2.2 (subject to Section 2.19), which bears interest at the Eurocurrency Rate.

"**Excess Cash Flow**" means, without duplication, an amount, for the Borrower and its consolidated Subsidiaries, determined annually, equal to:

(i) EBITDA for such year,

minus (ii) income taxes paid in cash for such year,

minus (iii) Capital Expenditures paid in cash during such year,

minus (iv) Cash Interest Expense for such year,

minus (v) scheduled amortization of the principal portion of the Term Loans and scheduled amortization of the principal portion of all other Indebtedness of the Borrower and its Subsidiaries during such year;

minus (vi) Restricted Payments permitted to be made hereunder during such year to the extent paid;

minus (vii) payments in the nature of those described in clause (v) of the definition of "Restricted Payments" made pursuant to the Acquisition Documents;

in each case, calculated in accordance with Agreement Accounting Principles and based on the audited financial statements of the Borrower and its consolidated Subsidiaries.

"**Excluded Proceeds**" is defined in Section 7.2(P) hereto.

"**Excluded Subsidiary**" means, prior to the date on which the Borrower directly or indirectly owns or controls 100% of the Capital Units of Mandara (unless the Administrative Agent otherwise agrees to maintain any Excluded Subsidiary's status as such after such date), any of Mandara U.S., Mandara Asia and each of their respective Subsidiaries.

"**Facility Termination Date**" shall mean the date on which all of the all of the Secured Obligations (other than contingent indemnity obligations) shall have been fully and indefeasibly paid and satisfied in cash and all financing arrangements pursuant to any Loan Document or Hedging Agreement among the Borrower and the Holders of Secured Obligations (or any affiliate thereof) have been terminated.

"**Federal Funds Effective Rate**" means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published for such day (or, if such day is not a Business Day, for the immediately preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations at approximately 10:00 a.m. (Chicago time) on such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by the Administrative Agent in its sole discretion.

"**Financing**" means, with respect to any Person, the issuance or sale by such Person of any Disqualified Stock, Equity Interests of such Person or any Indebtedness consisting of debt securities of such Person.

"**Fixed Charge Coverage Ratio**" is defined in Section 7.4(C) hereof.

"**Floating Rate**" means, for any day for any Loan, a rate per annum equal to the Alternate Base Rate for such day, changing when and as the Alternate Base Rate changes, plus the then Applicable Floating Rate Margin.

"**Floating Rate Advance**" means an Advance which bears interest at the Floating Rate.

"**Floating Rate Loan**" means a Loan, or portion thereof, which bears interest at the Floating Rate.

"**Foreign Employee Benefit Plan**" means any employee benefit plan as defined in Section 3(3) of ERISA which is maintained or contributed to for the benefit of the employees of the Borrower, any of its Subsidiaries or any members of its Controlled Group and is not covered by ERISA pursuant to ERISA Section 4(b)(4).

"**Foreign Incorporated Subsidiary**" means a Subsidiary of the Borrower which is not a Domestic Incorporated Subsidiary.

"**Foreign Pension Plan**" means any employee benefit plan as described in Section 3(3) of ERISA for which the Borrower or any member of its Controlled Group is a sponsor or administrator and which (i) is maintained or contributed to for the benefit of employees of the Borrower, any of its Subsidiaries or any member of its Controlled Group, (ii) is not covered by ERISA pursuant to Section 4(b)(4) of ERISA, and (iii) under applicable local law, is required to be funded through a trust or other funding vehicle.

"**Fundamental Change**" is defined in Section 7.3(I).

"**Funded Debt**" of a Person means such Person's (a) Indebtedness minus (b) Hedging Obligations minus (c) Contingent Obligations with respect to surety or performance bonds or similar instruments minus (d) Contingent Obligations with respect to obligations otherwise permitted to be incurred hereunder.

"**Governmental Acts**" is defined in Section 3.10(A) hereof.

"**Governmental Authority**" means any nation or government, any federal, state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

"**Greenhouse**" means The Greenhouse Spa, Inc., a Pennsylvania corporation.

"**Greenhouse Acquisition**" means the acquisition by the Borrower of all or substantially all of the assets of Greenhouse for cash and stock with the cash component not to exceed $25,750,000 on the terms and conditions set forth in the Greenhouse Acquisition Agreement.

"**Greenhouse Acquisition Agreement**" means that certain Asset Purchase Agreement dated as of April 30, 2001 by and among Steiner Spas USA, Inc., Greenhouse, GH Day Spa, Second Street, L.L.C., TGH, L.L.C., The Stuart Michael Katzoff Trust U/D/T dated 10/9/90, and Gerald Katzoff, Lydia Katzoff and Stuart Katzoff.

"**Greenhouse Acquisition Documents**" means the Greenhouse Acquisition Agreement and all other documents, instruments and agreements entered into by the Borrower or any of its Subsidiaries in connection with the Greenhouse Acquisition.

"**Greenhouse Installment**" means a portion of the Term Loan in the aggregate principal amount of $19,000,000 which shall be funded in connection with the consummation of the Greenhouse Acquisition.

"**Gross Negligence**" means recklessness, or actions taken or omitted with conscious indifference to or the complete disregard of consequences or rights of others affected. Gross Negligence does not mean the absence of ordinary care or diligence, or an inadvertent act or inadvertent failure to act. If the term "gross negligence" is used with respect to the Borrower, the Administrative Agent or any Lender or any indemnitee in any of the other Loan Documents, it shall have the meaning set forth herein.

"**Hedging Agreements**" is defined in Section 7.3(P) hereof.

"**Hedging Arrangements**" is defined in the definition of "Hedging Obligations" below.

"**Hedging Obligations**" of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, commodity prices, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants or any similar derivative transactions ("**Hedging Arrangements**"), and (ii) any and all cancellations, buy-backs, reversals, terminations or assignments of any of the foregoing.

"**Holders of Secured Obligations**" means the holders of the Secured Obligations from time to time and shall include (i) each Lender (including the Swing Line Bank) in respect of its Loans, (ii) the Issuing Bank in respect of Reimbursement Obligations owed to it, (iii) the Administrative Agent, the Lenders and the Issuing Bank in respect of all other present and future obligations and liabilities of the Borrower or any of its Subsidiaries (including, without limitation, the Borrower) of every type and description arising under or in connection with this Agreement or any other Loan Document, (iv) each Indemnitee in respect of the obligations and liabilities of the Borrower or any of its Subsidiaries to such Person hereunder or under the other Loan Documents, (v) each Lender (or Affiliate thereof), in respect of all Hedging Obligations of the Borrower and its Subsidiaries to such Lender (or such Affiliate) as exchange party or counterparty under any Hedging Agreements, and (vi) their respective successors, transferees and assigns.

"**Home Country**" is defined in Section 6.1(a).

"**Indebtedness**" of a Person means, without duplication, such Person's (a) obligations for borrowed money, including, without limitation, subordinated indebtedness, (b) obligations representing the deferred purchase price of property or services (other than accounts payable arising in the ordinary course of such Person's business payable on terms customary in the trade), (c) obligations, whether or not assumed, secured by Liens or payable out of the proceeds or production from property or assets now or hereafter owned or acquired by such Person, (d) obligations which are evidenced by notes, acceptances, other instruments, (e) Capitalized Lease Obligations, (f) Contingent Obligations, (g) obligations with respect to letters of credit and letter of credit reimbursement arrangements, (h) Hedging Obligations, (i) Off-Balance Sheet Liabilities, and (j) Disqualified Stock. The amount of Indebtedness of any Person at any date shall be without duplication (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such Contingent Obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person is subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured.

"**Indemnified Matters**" is defined in Section 11.7(B) hereof.

"**Indemnitees**" is defined in Section 11.7(B) hereof.

"**Initial Loan Parties**" is defined in Section 5.1(ii)(1) hereof.

"**Insolvency Event**" is defined in Section 11.16 hereof.

"**Intellectual Property Security Agreements**" means those certain Trademark Security Agreements and Copyright Security Agreements substantially in the form of Exhibits M-1 and M-2, respectively (modified as deemed acceptable to the Administrative Agent to reflect foreign law provisions, customs and practices), and/or Patent Security Agreements, if applicable, in form and substance acceptable to the Administrative Agent, executed of even date herewith or hereafter by the Borrower or any Subsidiary Guarantor in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations, in each case as amended, restated, supplemented or otherwise modified from time to time.

"**Intercompany Indebtedness**" is defined in Section 11.16 hereof.

"**Interest Period**" means with respect to a Eurocurrency Rate Loan or Opt-Out Loan, a period of one (1), two (2), three (3) or six (6) months or such longer periods as may be available and agreed to by all of the Lenders, commencing on a Business Day selected by the Borrower on which a Eurocurrency Rate Advance is made to such Borrower pursuant to this Agreement. Such Interest Period shall end on (but exclude) the day which corresponds numerically to such date one, two, three or six months (or such other applicable period) thereafter; provided, however, that if there is no such numerically corresponding day in such next, second, third or sixth or other applicable succeeding month, such Interest Period shall end on the last Business Day of such next, second, third or sixth or other applicable succeeding month. If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next succeeding Business Day, provided, however, that if said next succeeding Business Day falls in a new calendar month, such Interest Period shall end on the immediately preceding Business Day. Each Opt-Out Loan shall have the same Interest Period as the related Eurocurrency Rate Loan in the applicable Opt-Out Currency.

"**Inventory**" shall mean any and all goods, including, without limitation, goods in transit, wheresoever located, whether now owned or hereafter acquired by the Borrower or any of its consolidated Subsidiaries, which are held for sale or lease, furnished under any contract of service or held as raw materials, work in process or supplies, and all materials used or consumed in the business of the Borrower or any of its Subsidiaries, and shall include all right, title and interest of the Borrower or any of its Subsidiaries in any property the sale or other disposition of which has given rise to Receivables and which has been returned to or repossessed or stopped in transit by the Borrower or any of its Subsidiaries.

"**Investment**" means, with respect to any Person, (i) any purchase or other acquisition by that Person of any Indebtedness, Equity Interests or other securities, or of a beneficial interest in any Indebtedness, Equity Interests or other securities, issued by any other Person, (ii) any purchase by that Person of all or substantially all of the assets of a business (whether of a division, branch, unit operation, or otherwise) conducted by another Person, and (iii) any loan, advance (other than deposits with financial institutions available for withdrawal on demand, prepaid expenses, accounts receivable, advances to employees and similar items made or incurred in the ordinary course of business) or capital contribution by that Person to any other Person, including all Indebtedness to such Person arising from a sale of property by such Person other than in the ordinary course of its business.

"**IRS**" means the Internal Revenue Service and any Person succeeding to the functions thereof.

"**Issuing Bank**" means ABN AMRO or any of its Affiliates in its separate capacity as an issuer of Letters of Credit pursuant to Section 3.1.

"**L/C Documents**" is defined in Section 3.4(i) hereof.

"**L/C Draft**" means a draft drawn on the Issuing Bank pursuant to a Letter of Credit.

"**L/C Interest**" is defined in Section 3.6 hereof.

"**L/C Obligations**" means, without duplication, an amount equal to the sum of (i) the aggregate of the amount then available for drawing under each of the Letters of Credit, (ii) the amount equal to the stated amount of all outstanding L/C Drafts corresponding to the Letters of Credit, which L/C Drafts have been accepted by the applicable Issuing Bank, (iii) the aggregate outstanding amount of all Reimbursement Obligations at such time and (iv) the aggregate amount equal to the stated amount of all Letters of Credit requested by the Borrower but not yet issued (unless the request for an unissued Letter of Credit has been denied).

"**Lenders**" means the lending institutions listed on the signature pages of this Agreement and their respective successors and assigns.

"**Lending Installation**" means, with respect to a Lender or the Administrative Agent, any office, branch, subsidiary or affiliate of such Lender or the Administrative Agent.

"**Letter of Credit**" means the standby letters of credit (a) to be issued by the Issuing Bank pursuant to Section 3.1 hereof or (b) deemed issued by the Issuing Bank pursuant to Section 3.2 hereof.

"**Leverage Ratio**" is defined in Section 7.4(A) hereof.

"**Lien**" means any lien (statutory or other), mortgage, pledge, hypothecation, security interest, assignment, deposit arrangement, encumbrance or preference, priority or security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"**Limited Liability Company Collateral Assignment**" means that certain Limited Liability Company Collateral Assignment substantially in the form attached as Exhibit N hereto, executed by Mandara Holdings U.S. with respect all of the economic interest associated with its membership interests of Mandara U.S., in each case, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"**Loan(s)**" means, with respect to a Lender, such Lender's portion of any Advance made pursuant to Section 2.1 or Section 2.2 hereof, and in the case of the Swing Line Bank, any Swing Line Loan made pursuant to Section 2.3 hereof, and collectively, all Term Loans, Revolving Loans and Swing Line Loans, whether made or continued as or converted to Floating Rate Loans, Eurocurrency Rate Loans or otherwise (including whether made, continued as or converted to Opt-Out Loans as required by Section 2.19).

"**Loan Account**" is defined in Section 2.13(A) hereof.

"**Loan Documents**" means this Agreement, the Collateral Documents (including the Subsidiary Guarantees and the Pledge Agreements), and all other documents, instruments, notes and agreements executed in connection therewith or contemplated thereby, as the same may be amended, restated or otherwise modified and in effect from time to time, but excluding the Acquisition Documents.

"**Loan Parties**" means the Initial Loan Parties and each additional Subsidiary Guarantor after the Closing Date.

"**Mandara**" means, collectively, Mandara U.S. and Mandara Asia.

"**Mandara Acquisition**" means the acquisition by the Borrower of 60% of the membership interests of Mandara, for cash and stock with the cash component not to exceed $29,400,000 on the terms and conditions set forth in the Mandara Acquisition Agreement.

"**Mandara Acquisition Agreement**" means, collectively, (i) that certain Membership Interest Purchase Agreement dated as of June 27, 2001 by and among Mandara Holdings U.S., the Borrower, Red Sail Spas, L.L.C. and SP Spas LLC, with respect to the purchase of Mandara U.S., and (ii) that certain Membership Interest Purchase Agreement dated as of June 27, 2001 by and among Mandara Holdings Asia, the Borrower, Sierra Pacific Investments LLC, Pacific Century Capital Limited, Okie R. Lukita, Franky Tjahyadikarta and Jeffery Matthews, with respect to the purchase of Mandara Asia.

"**Mandara Acquisition Documents**" means the Mandara Acquisition Agreement and all other documents, instruments and agreements entered into by the Borrower or any of its Subsidiaries in connection with the Mandara Acquisition.

"**Mandara Asia**" means Mandara Spa Asia Limited, a company organized under the laws of the British Virgin Islands.

"**Mandara Holdings Asia**" means Steiner Spa Asia Limited, a company organized under the laws of The Commonwealth of The Bahamas.

"**Mandara Holdings U.S.**" means Steiner Spa Limited, a company organized under the laws of The Commonwealth of The Bahamas.

"**Mandara Installment**" means a portion of the Term Loan in the aggregate principal amount of $14,400,000 which shall be funded in connection with the consummation of the Mandara Acquisition.

"**Mandara Subordinated Notes**" means those certain subordinated notes to be issued by the Borrower in an aggregate principal amount of approximately $8,000,000 and purchased by the shareholders of Mandara pursuant to the Mandara Acquisition Agreement, in form and substance acceptable to the Administrative Agent (including, without limitation, with respect to final maturity, which shall be at least 180 days beyond the final maturity of the Obligations), as the same may be amended, supplemented or modified in accordance with Section 7.3(S) hereof.

"Margin Stock" shall have the meaning ascribed to such term in Regulation U.

"**Mandara U.S.**" means Mandara Spa LLC, a Delaware limited liability company.

"**Material Adverse Effect**" means a material adverse effect upon (a) the business, condition (financial or otherwise), operations, properties or prospects of the Borrower and its Subsidiaries, taken as a whole, (b) the collective ability of the Borrower and its Subsidiaries to perform their respective obligations under the Loan Documents, or (c) the ability of the Lenders or the Administrative Agent to enforce the Obligations or their rights with respect to the Collateral.

"**Material Subsidiary**" means each consolidated Subsidiary of the Borrower (other than Excluded Subsidiaries) (a) the total assets of which exceed, as at the end of any calendar quarter or, in the case of the consummation of a Permitted Acquisition, at the time of consummation of such Permitted Acquisition (calculated by the Borrower on a pro forma basis taking into account the consummation of such Permitted Acquisition), three percent (3%) of the Consolidated Assets of the Borrower and its consolidated Subsidiaries or (b) the total Net Income of which exceed, as at the end of any calendar quarter or, in the case of the consummation of a Permitted Acquisition, at the time of consummation of such Permitted Acquisition (calculated by the Borrower on a pro forma basis taking into account the consummation of such Permitted Acquisition), three percent (3%) of the Net Income of the Borrower and its consolidated Subsidiaries.

"**Moody's**" means Moody's Investors Service, Inc., and any successor thereto.

"**Multiemployer Plan**" means a "Multiemployer Plan" as defined in Section 4001(a)(3) of ERISA which is, or within the immediately preceding six (6) years was, contributed to by either the Borrower or any member of the Controlled Group.

"**National Currency Unit**" means the unit of currency (other than a euro) of each member state of the European Union that participates in the third stage of Economic and Monetary Union.

"**Net Cash Proceeds**" means, with respect to any Asset Sale or Financing by any Person, (a) cash or Cash Equivalents (freely convertible into Dollars) received by such Person or any Subsidiary of such Person from such Asset Sale (including cash received as consideration for the assumption or incurrence of liabilities incurred in connection with or in anticipation of such Asset Sale) or Financing, after (i) provision for all income or other taxes measured by or resulting from such Asset Sale or Financing, (ii) payment of all brokerage commissions and other fees and expenses and commissions related to such Asset Sale or Financing, (iii) all amounts used to repay Indebtedness (and any premium or penalty thereon) secured by a Lien on any asset disposed of in such Asset Sale or which is or may be required (by the express terms of the instrument governing such Indebtedness or by applicable law) to be repaid in connection with such Asset Sale (including payments made to obtain or avoid the need for the consent of any holder of such Indebtedness), and (iv) deduction of appropriate amounts to be provided by such Person or a Subsidiary of such Person as a reserve, in accordance with Agreement Accounting Principles, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by such Person or a Subsidiary of such Person after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, provided, that such deduction shall not exceed ten percent (10%) of the total purchase price of such Asset Sale; and (b) cash or Cash Equivalents payments in respect of any other consideration received by such Person or any Subsidiary of such Person from such Asset Sale or Financing upon receipt of such cash payments by such Person or such Subsidiary.

"**Net Income**" means, for any period, the net earnings (or loss) after taxes of the Borrower and its Subsidiaries on a consolidated basis for such period taken as a single accounting period determined in conformity with Agreement Accounting Principles.

"**New Currency**" is defined in Section 2.12.

"**New Subsidiary**" is defined in Section 7.3(G).

"**Non-Obligor Subsidiary**" means any Subsidiary of the Borrower (other than any Excluded Subsidiary) which is not a Subsidiary Guarantor and the Capital Units of which are not pledged in favor of the Administrative Agent pursuant to a Pledge Agreement or the Limited Liability Company Collateral Assignment.

"**Non Pro Rata Loan**" is defined in Section 9.2 hereof.

"**Non-U.S. Lender**" is defined in Section 2.15(E)(vi).

"**Notice of Assignment**" is defined in Section 14.3(B) hereof.

"**Obligated Entity**" is defined in Section 11.16 hereof.

"**Obligations**" means all Loans, L/C Obligations, advances, debts, liabilities, obligations, covenants and duties owing by the Borrower or any of its Subsidiaries to the Administrative Agent, any Lender, the Issuing Bank, the Swing Line Bank, the Arranger, any Affiliate of the Administrative Agent or any Lender, the Issuing Bank, the Swing Line Bank or the Arranger or any Indemnitee, of any kind or nature, present or future, arising under this Agreement, the L/C Documents, the Collateral Documents or any other Loan Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, foreign exchange risk, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, attorneys' fees and disbursements, paralegals' fees and any other sum chargeable to the Borrower or any of its Subsidiaries under this Agreement or any other Loan Document.

"**Off-Balance Sheet Liabilities**" of a Person means, without duplication, (a) Receivables Facility Attributed Indebtedness and any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to Receivables or notes receivable sold by such Person or any of its Subsidiaries (calculated to include the unrecovered investment of purchasers or transferees of Receivables or any other obligation of the Borrower or such transferor to purchasers/transferees of interests in Receivables or notes receivable or the agent for such purchasers/transferees), (b) any liability of such Person or any of its Subsidiaries under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of such Person, (c) any liability of such Person or any of its Subsidiaries under any financing lease or so-called "synthetic" lease transaction, or (d) any obligations of such Person or any of its Subsidiaries arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheets of such Person and its Subsidiaries.

"**Operational Projections**" is defined in Section 6.10 hereof.

"**Opt-Out Base Rate**" means, with respect to an Opt-Out Loan for the relevant Interest Period, either (i) the rate of interest per annum equal to the rate for deposits in Dollars in the approximate amount of the smallest pro rata share of any Opt-Out Lender of the related Eurocurrency Rate Advance requested in the applicable Opt-Out Currency with a maturity approximately equal to the applicable Interest Period which appears on Telerate Page 3740 or Telerate Page 3750, as applicable, or, if there is more than one such rate, the average of such rates rounded to the nearest 1/100 of 1%, as of 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, or (ii) if no such rate of interest appears on Telerate Page 3740 or Telerate Page 3750, as applicable, for any specified Interest Period, the rate at which deposits in Dollars are offered by the Opt-Out Lender with the smallest pro rata share of the related Eurocurrency Rate Advance requested in the applicable Opt-Out Currency to first-class banks in the London interbank market at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, in the approximate amount of such Opt-Out Lender's pro rata share of such Eurocurrency Rate Advance and having a maturity approximately equal to such Interest Period, in each case adjusted for full Reserves. The terms "Telerate Page 3740" and "Telerate Page 3750" mean the display designated as "Page 3740" and "Page 3750", as applicable, on the Associated Press-Dow Jones Telerate Service (or such other page as may replace Page 3740 or Page 3750, as applicable, on the Associated Press-Dow Jones Telerate Service or such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association interest rate settlement rates for the relevant currency). Any Opt-Out Rate determined on the basis of the rate displayed on Telerate Page 3740 or Telerate Page 3750 in accordance with the foregoing provisions of this subparagraph shall be subject to corrections, if any, made in such rate and displayed by the Associated Press-Dow Jones Telerate Service within one hour of the time when such rate is first displayed by such service.

"**Opt-Out Currency**" means, for any Lender, any Agreed Currency for which such Lender has delivered an Opt-Out Notice to the Administrative Agent.

"**Opt-Out Loan**" means a Loan or portion thereof made pursuant to Section 2.19, which bears interest at the Opt-Out Rate.

"**Opt-Out Notice**" means written notice delivered to the Administrative Agent (i) by a prospective Lender prior to or concurrently with the Administrative Agent's receipt of such prospective Lender's Commitment pursuant to the applicable Assignment Agreement, which indicates that such lender is unwilling or unable to fund Eurocurrency Rate Advances in any or all of the Agreed Currencies in effect as of such date, or (ii) by any Lender or Participant prior to or concurrently with the initial Eurocurrency Rate Advance in any Agreed Currency pursuant to clause (iii) of the definition of "Agreed Currencies", which indicates that such Lender is unwilling or unable to fund such new Agreed Currency.

"**Opt-Out Rate**" means, with respect to an Opt-Out Loan for the relevant Interest Period, the Opt-Out Base Rate applicable to such Interest Period plus the then Applicable Eurocurrency Margin, changing as and when the Applicable Eurocurrency Margin changes.

"**Original Currency**" is defined in Section 2.12.

"**Other Taxes**" is defined in Section 2.15(E)(ii) hereof.

"**Participants**" is defined in Section 14.2(A) hereof.

"**Payment Date**" means the last Business Day of each March, June, September and December, the Termination Date and the Facility Termination Date.

"**PBGC**" means the Pension Benefit Guaranty Corporation, or any successor thereto.

"**Permitted Acquisition**" is defined in Section 7.3(G) hereof.

"**Permitted Existing Contingent Obligations**" means the Contingent Obligations of the Borrower and its Subsidiaries identified as such on Schedule 1.1.4 to this Agreement.

"**Permitted Existing Indebtedness**" means the Indebtedness of the Borrower and its Subsidiaries identified as such on Schedule 1.1.1 to this Agreement.

"**Permitted Existing Investments**" means the Investments of the Borrower and its Subsidiaries identified as such on Schedule 1.1.2 to this Agreement.

"**Permitted Existing Liens**" means the Liens on assets of the Borrower and its Subsidiaries identified as such on Schedule 1.1.3 to this Agreement.

"**Permitted Purchase Money Indebtedness**" is defined in Section 7.3(A)(y)(vi) hereof.

"**Permitted Refinancing Indebtedness**" means any replacement, renewal, refinancing or extension of any Indebtedness permitted by this Agreement that (i) does not exceed the aggregate principal amount (plus accrued interest and any applicable premium and associated fees and expenses) of the Indebtedness being replaced, renewed, refinanced or extended, (ii) does not have a Weighted Average Life to Maturity at the time of such replacement, renewal, refinancing or extension that is less than the Weighted Average Life to Maturity of the Indebtedness being replaced, renewed, refinanced or extended, (iii) does not rank at the time of such replacement, renewal, refinancing or extension senior to the Indebtedness being replaced, renewed, refinanced or extended, and (iv) does not contain terms (including, without limitation, terms relating to security, amortization, interest rate, premiums, fees, covenants, subordination, events of default and remedies) materially less favorable to the Borrower, its Subsidiaries or the Lenders than those applicable to the Indebtedness being replaced, renewed, refinanced or extended.

"**Person**" means any individual, corporation, firm, enterprise, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, or any government or political subdivision or any agency, department or instrumentality thereof.

"**Plan**" means an employee benefit plan defined in Section 3(3) of ERISA, other than a Multiemployer Plan, in respect of which the Borrower or any member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Pledge Agreement**" means a Pledge Agreement, substantially in the form attached as Exhibit J hereto (modified as deemed acceptable to the Administrative Agent to reflect foreign law provisions, customs and practices), duly executed and delivered by the Borrower or the applicable Subsidiary of the Borrower to and in favor of the Administrative Agent (for the benefit of itself and the other Holders of Secured Obligations), with respect to one hundred percent (100%) of the outstanding Capital Units of each of the Borrower's existing and future Material Subsidiaries (other than Steiner Spa Resorts (Nevada), Inc. until such time as Aladdin Gaming, LLC has consented to the pledge of its Capital Units) and one hundred percent (100%) of such other Subsidiaries as may be required by Section 7.2(K), in each case as amended, restated, supplemented or otherwise modified from time to time.

"**Prime Rate**" means the prime rate of interest announced by the Administrative Agent from time to time (which is not necessarily the lowest rate charged to any customer), changing when and as said prime rate changes.

"**Projections**" means the financial projections and assumptions concerning the Borrower and its consolidated Subsidiaries, after giving effect to the Acquisition Transactions, as provided to the Administrative Agent and the Lenders in the Bank Book.

"**Pro Rata Share**" means, with respect to any Lender, (i) at any time prior to the Closing Date, the percentage obtained by dividing (A) such Lender's Commitments at such time (in each case, as adjusted from time to time in accordance with the provisions of this Agreement) by (B) the sum of the Aggregate Term Loan Commitment and the Aggregate Revolving Loan Commitment at such time and (ii) at any time after the first Term Loan Funding Date, the percentage obtained by dividing (A) the sum of such Lender's Term Loans with respect to any funded Term Loan Installment, Term Loan Commitment with respect to any unfunded Term Loan Installment and Revolving Loan Commitment at such time (in each case, as adjusted from time to time in accordance with the provisions of this Agreement) by (B) the sum of the aggregate amount of all of the Term Loans with respect to any funded Term Loan Installment, Term Loan Commitment with respect to any unfunded Term Loan Installment and the Aggregate Revolving Loan Commitment at such time; provided, however, if all of the Commitments are terminated pursuant to the terms of this Agreement, then "Pro Rata Share" means the percentage obtained by dividing (x) the sum of (A) such Lender's Term Loans and Revolving Loans, plus (B) such Lender's share of the obligations to purchase participations in Swing Line Loans and Letters of Credit, by (y) the sum of (A) the aggregate outstanding amount of all Term Loans and Revolving Loans, plus (B) the aggregate outstanding amount of all Swing Line Loans and all Letters of Credit.

"**Purchasers**" is defined in Section 14.3(A)(i) hereof.

"**Rate Option**" means the Eurocurrency Rate or the Floating Rate, as applicable.

"**Real Property Documents**" means those certain mortgages or deeds of trust, leasehold mortgages, assignments of leases, attornment agreements and/or landlord waivers executed of even date herewith or hereafter by the Borrower or any Subsidiary Guarantor (or any third party owner or lessor of real property used by the Borrower or such Subsidiary Guarantor) in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations, in each case, if reasonably requested by the Administrative Agent and as amended, restated, supplemented or otherwise modified from time to time; it being understood that as of the Closing Date, the Real Property Documents shall only include landlord waivers executed by the Borrower or any Subsidiary Guarantor (and any third party owner or lessor of real property used by the Borrower or such Subsidiary Guarantor) in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations with respect to the inventory warehouses located in London and Florida.

"**Receivable(s)**" means and includes all of the Borrower's and its consolidated Subsidiaries' presently existing and hereafter arising or acquired accounts, accounts receivable, and all present and future rights of the Borrower or its Subsidiaries, as applicable, to payment for goods sold or leased or for services rendered (except those evidenced by instruments or chattel paper), whether or not they have been earned by performance, and all rights in any merchandise or goods which any of the same may represent, and all rights, title, security and guarantees with respect to each of the foregoing, including, without limitation, any right of stoppage in transit.

"**Receivables Facility Attributed Indebtedness**" means the amount of obligations outstanding under a receivables purchase facility on any date of determination that would be characterized as principal if such facility were structured as a secured lending transaction rather than as a purchase.

"**Register**" is defined in Section 14.3(C) hereof.

"**Regulation T**" means Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by and to brokers and dealers of securities for the purpose of purchasing or carrying margin stock (as defined therein).

"**Regulation U**" means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks, non-banks and non-broker lenders for the purpose of purchasing or carrying Margin Stock applicable to member banks of the Federal Reserve System.

"**Regulation X**" means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by foreign lenders for the purpose of purchasing or carrying margin stock (as defined therein).

"**Reimbursement Obligation**" is defined in Section 3.7 hereof.

"Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Contaminants through or in the air, soil, surface water or groundwater.

"**Rentals**" means (i) the aggregate fixed amounts payable by the Borrower and its Subsidiaries on a consolidated basis under any lease of land-based real or personal property, but excluding any amounts payable under Capitalized Leases plus (ii) the minimum maritime concessions payable under the cruise line agreements to which the Borrower and its Subsidiaries are parties, as described in the notes to the Borrower's 10-K. The minimum maritime concessions for the then-current fiscal year will be determined based on the amount indicated in the notes of the previous year's 10-K (which amount shall be divided by four for purposes of determining quarterly covenant compliance).

"**Replacement Lender**" is defined in Section 2.20 hereof.

"**Reportable Event**" means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, with respect to a Plan, excluding, however, such events as to which the PBGC by regulation or otherwise waived the requirement of Section 4043(a) of ERISA that it be notified within thirty (30) days after such event occurs, provided, however, that a failure to meet the minimum funding standards of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code.

"**Request For Letter of Credit**" is defined in Section 3.4(i).

"**Required Lenders**" means Lenders whose Pro Rata Shares, in the aggregate, are greater than fifty percent (50%); provided, however, that, if any of the Lenders shall have failed to fund its Term Loan Pro Rata Share of any Term Loan Installment requested by the Borrower or its Revolving Loan Pro Rata Share of (i) any Revolving Loan requested by the Borrower, (ii) any Revolving Loan required to be made in connection with reimbursement for any L/C Obligations, or (iii) any participation in any Swing Line Loan as requested by the Administrative Agent, which such Lenders are obligated to fund under the terms of this Agreement and any such failure has not been cured, then for so long as such failure continues, "**Required Lenders**" means Lenders (excluding all Lenders whose failure to fund their respective Term Loan Pro Rata Shares of such Term Loan Installments or their respective Revolving Loan Pro Rata Shares of such Revolving Loans or any participation in Swing Line Loans has not been so cured) whose Pro Rata Shares represent greater than fifty percent (50%) of the aggregate Pro Rata Shares of such Lenders; provided further, however, that, if the Commitments have been terminated pursuant to the terms of this Agreement, "**Required Lenders**" means Lenders (without regard to such Lenders' performance of their respective obligations hereunder) whose aggregate ratable shares (stated as a percentage) of the aggregate outstanding principal balance of all Loans and L/C Obligations are greater than fifty percent (50%).

"**Requirements of Law**" means, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject including, without limitation, the Securities Act of 1933, the Securities Exchange Act of 1934, Regulations T, U and X, ERISA, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act, Americans with Disabilities Act of 1990, the Higher Education Act, the Safety of Life at Sea Convention, the International Business Corporations Act, the Securities Industry Act, and any certificate of occupancy, zoning ordinance, building, environmental or land use requirement or permit or environmental, labor, employment, occupational safety or health law, rule or regulation, including Environmental, Health or Safety Requirements of Law, in each case, as amended.

"**Reserves**" shall mean the maximum reserve requirement, as prescribed by the Board of Governors of the Federal Reserve System (or any successor) with respect to "Eurocurrency liabilities" or in respect of any other category of liabilities which includes deposits by reference to which the interest rate on Eurocurrency Rate Loans or Opt-Out Loans, as applicable, is determined or category of extensions of credit or other assets which includes loans by a non-United States office of any Lender to United States residents.

"**Restricted Payment**" means (i) any dividend or other distribution, direct or indirect, on account of any Equity Interests of the Borrower or any of its Subsidiaries now or hereafter outstanding, except a dividend payable solely in the Borrower's or such Subsidiary's Capital Units (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Units, (ii) any redemption, retirement, purchase or other acquisition for value, direct or indirect, of any Equity Interests of the Borrower or any of its Subsidiaries now or hereafter outstanding, other than in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Borrower) of other Equity Interests of the Borrower or any Subsidiary (other than Disqualified Stock), (iii) any redemption, purchase, retirement, defeasance, prepayment or other acquisition for value, direct or indirect, of any Indebtedness other than the Obligations, and (iv) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any Indebtedness (other than the Obligations) or any Equity Interests of the Borrower or any of its Subsidiaries, or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission and (v) any payment in respect of a purchase price adjustment, earn-out or other similar form of contingent purchase price, other than any such payment described in this clause (v) made pursuant to the Acquisition Documents.

"**Revolving Credit Availability**" means, at any particular time, the amount by which (x) the Aggregate Revolving Loan Commitment at such time exceeds (y) the Dollar Amount of the Revolving Credit Obligations outstanding at such time.

"**Revolving Credit Obligations**" means, at any particular time, the sum of (i) the outstanding principal Dollar Amount of the Revolving Loans at such time, plus (ii) the outstanding principal Dollar Amount of the Swing Line Loans at such time, plus (iii) the outstanding L/C Obligations at such time.

"**Revolving Loan**" is defined in Section 2.2 hereof.

"**Revolving Loan Commitment**" means, for each Lender, the obligation of such Lender to make Revolving Loans and to purchase participations in Letters of Credit and to participate in Swing Line Loans not exceeding the amount set forth on Exhibit A to this Agreement opposite its name thereon under the heading "Revolving Loan Commitment" or the signature page of the assignment and acceptance by which it became a Lender, as such amount may be modified from time to time pursuant to the terms of this Agreement or to give effect to any applicable assignment and acceptance.

"**Revolving Loan Pro Rata Share**" means, with respect to any Lender, the percentage obtained by dividing (A) the then aggregate amount of such Lender's Revolving Loan Commitment (as adjusted from time to time in accordance with the provisions of this Agreement) by (B) the Aggregate Revolving Loan Commitment at such time; provided, however, if all of the Commitments are terminated pursuant to the terms of this Agreement, then "Revolving Loan Pro Rata Share" means the percentage obtained by dividing (x) the sum of (A) such Lender's Revolving Loans, plus (B) such Lender's share of the obligations to purchase participations in Swing Line Loans and Letters of Credit, L/C Drafts and unreimbursed drawings under Letters of Credit, by (y) the sum of (A) the aggregate outstanding amount of all Revolving Loans, plus (B) the aggregate outstanding Dollar Amount of all Swing Line Loans and all Letters of Credit, L/C Drafts and unreimbursed drawings under Letters of Credit.

"**Revolving Loan Termination Date**" means July 2, 2004.

"**Risk-Based Capital Guidelines**" is defined in Section 4.2 hereof.

"**S&P**" means Standard & Poor's Ratings Group, a division of The Mc-Graw Hill Companies, Inc., and any successor thereto.

"**Secured Obligations**" means, collectively, (i) the Obligations and (ii) all Hedging Obligations owing under Hedging Agreements to any Lender or any Affiliate of any Lender.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time.

"**Security Agreement**" means a Security Agreement (together with any supplements thereto), substantially in the form attached as Exhibit L hereto (modified as deemed acceptable to the Administrative Agent to reflect foreign law provisions, customs and practices), duly executed and delivered by the Borrower and each Subsidiary Guarantor in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"**Shiseido**" means Shiseido Co., Ltd., a company organized under the laws of Japan and, as of the Closing Date, the owner of 40% of the issued and outstanding Capital Units of Mandara.

"**Shiseido Note**" means, collectively, (i) that certain unsecured promissory note amended and restated as of March 28, 2001 by Mandara U.S. in an aggregate principal amount of $4,100,000 in favor of Shiseido and (ii) that certain unsecured promissory note dated May 11, 2000 by Mandara Asia in the aggregate principal amount of $1,400,000 in favor of Shiseido, in each case, as the same may be amended, supplemented or modified in form and substance reasonably acceptable to the Administrative Agent.

"**Single Employer Plan**" means a Plan maintained by the Borrower or any member of the Controlled Group for employees of the Borrower or any member of the Controlled Group.

"**Solvent**" means, when used with respect to any Person, that at the time of determination:

(a) the fair value of its assets (both at fair valuation and at present fair saleable value) is equal to or in excess of the total amount of its liabilities, including, without limitation, contingent liabilities; and

(b) it is then able and expects to be able to pay its debts as they mature; and

(c) it has capital sufficient to carry on its business as conducted and as proposed to be conducted.

With respect to contingent liabilities (such as litigation, guarantees and pension plan liabilities), such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represent the amount which can be reasonably be expected to become an actual or matured liability.

"**Subsidiary**" of a Person means (i) any corporation more than fifty percent (50%) of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (ii) any partnership, limited liability company, association, joint venture or similar business organization more than fifty percent (50%) of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" means a Subsidiary of the Borrower.

"**Subsidiary Guarantor**" means, without duplication, (i) each Material Subsidiary as of the Closing Date and (ii) each New Subsidiary or Subsidiary which becomes a Material Subsidiary after the Closing Date or which otherwise becomes a guarantor of the Obligations hereunder in accordance with the terms of Section 7.2(J).

"**Subsidiary Guaranty**" means a Guaranty (together with any and all supplements thereto) executed from time to time by each Subsidiary Guarantor in favor of the Administrative Agent for the benefit of itself and the Holders of Secured Obligations, in substantially the form of Exhibit I attached hereto (modified as deemed acceptable to the Administrative Agent to reflect foreign law provisions, customs and practices), as amended, restated, supplemented or otherwise modified from time to time.

"**Supplemental Installment**" means a portion of the Term Loan in the aggregate principal amount of $5,827,000 which shall enable the Borrower to replenish any sources of cash on hand used in connection with any of the Acquisition Transactions.

"**Swing Line Bank**" means ABN AMRO or one of its affiliates.

"**Swing Line Commitment**" means the commitment of the Swing Line Bank, in its discretion, to make Swing Line Loans up to a maximum principal amount of $2,500,000 at any one time outstanding.

"**Swing Line Loan**" means a Loan made available to the Borrower in Dollars pursuant to Section 2.3 hereof.

"**Syndication Agent**" means SunTrust Bank and its successors.

"**Syndication Period**" is defined in Section 2.4 hereof.

"**Target Companies**" means, collectively, C. Spa, Greenhouse and Mandara.

"**Taxes**" is defined in Section 2.15(E)(i) hereof.

"**Termination Date**" means the earlier of (a) the Revolving Loan Termination Date, and (b) the date of termination in whole of the Aggregate Revolving Loan Commitment pursuant to Section 2.6 hereof or the Commitments pursuant to Section 9.1 hereof.

"**Termination Event**" means (i) a Reportable Event with respect to any Benefit Plan; (ii) the withdrawal of the Borrower or any member of the Controlled Group from a Benefit Plan during a plan year in which the Borrower or such Controlled Group member was a "substantial employer" as defined in Section 4001(a)(2) of ERISA or the cessation of operations which results in the termination of employment of twenty percent (20%) of Benefit Plan participants who are employees of the Borrower or any member of the Controlled Group; (iii) the imposition of an obligation on the Borrower or any member of the Controlled Group under Section 4041 of ERISA to provide affected parties written notice of intent to terminate a Benefit Plan in a distress termination described in Section 4041(c) of ERISA; (iv) the institution by the PBGC or any similar foreign governmental authority of proceedings to terminate a Benefit Plan or Foreign Pension Plan; (v) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Benefit Plan; (vi) that a foreign governmental authority shall appoint or institute proceedings to appoint a trustee to administer any Foreign Pension Plan in place of the existing administrator, or (vii) the partial or complete withdrawal of the Borrower or any member of the Controlled Group from a Multiemployer Plan or Foreign Pension Plan.

"**Term Loan**" is defined in Section 2.1(A) hereof.

"**Term Loan Funding Date**" is defined in Section 2.1(A) hereof.

"**Term Loan Installment**" means, as applicable, each of the Acquisition Installments and the Reimbursement Installment.

"**Term Loan Commitment**" means, for each Lender, the obligation of such Lender to make its Term Loan pursuant to the terms and conditions of this Agreement, and which shall not exceed the principal amount set forth on Exhibit A to this Agreement opposite its name thereon under the heading "Term Loan Commitment", as such amount may be modified from time to time pursuant to the terms hereof.

"**Term Loan Lender**" means any Lender with a Term Loan Commitment.

"**Term Loan Pro Rata Share**" shall mean, with respect to any Lender, (i) at any time prior to the funding of the Term Loans, a fraction (expressed as a percentage), the numerator of which shall be the then aggregate amount of such Lender's Term Loan Commitment and the denominator of which shall be the then Aggregate Term Loan Commitment, and (ii) at any time after the funding of any Term Loan Installment, a fraction (expressed as a percentage), the numerator of which shall be the sum of the outstanding principal balance of such Lender's Term Loans with respect to any funded Term Loan Installment and such Lender's Term Loan Commitment with respect to any unfunded Term Loan Installment and the denominator of which shall be the outstanding principal balance of all Term Loans with respect to any funded Term Loan Installment and all Term Loan Commitments with respect to any unfunded Term Loan Installment.

"**Term Loan Termination Date**" means July 2, 2004.

"**Transaction Documents**" means the Loan Documents, the Acquisition Documents and the documents to be executed in connection with the Mandara Subordinated Notes.

"**Transferee**" is defined in Section 14.5 hereof.

"**Type**" means, with respect to any Loan, its nature as a Floating Rate Loan or a Eurocurrency Rate Loan , or, to the extent required by Section 2.19, an Opt-Out Loan.

"**Unfunded Liabilities**" means (i) in the case of Single Employer Plans, the amount (if any) by which the aggregate accumulated benefit obligations exceeds the aggregate fair market value of assets of present value of all vested nonforfeitable benefits under all Single Employer Plans as of the most recent measurement date, all as determined under FAS 87 using the methods and assumptions used by the Borrower for financial accounting purposes, and (ii) in the case of Multiemployer Plans, the withdrawal liability that would be incurred by the Controlled Group if all members of the Controlled Group completely withdrew from all Multiemployer Plans.

"**Unmatured Default**" means an event which, but for the lapse of time or the giving of notice, or both, would constitute a Default.

"**Weighted Average Life to Maturity**" means when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms. Any accounting terms used in this Agreement which are not specifically defined herein shall have the meanings customarily given them in accordance with generally accepted accounting principles in existence as of the date hereof. Unless specifically stated otherwise, each use of the term "federal" shall refer to the federal government of the United States of America and each use of the term "state" shall refer to a state thereof.

1.2 References. Any references to the Borrower's Subsidiaries shall not in any way be construed as consent by the Administrative Agent or any Lender to the establishment, maintenance or acquisition of any Subsidiary, except as may otherwise be permitted hereunder. All representations and warranties made on and as of the Closing Date with respect to the Borrower and its Subsidiaries shall also be and be deemed to include a reference to the Borrower and its Subsidiaries after taking into effect the consummation of any or all of the Acquisition Transactions.

1.3 Supplemental Disclosure. Following the consummation of each Acquisition Transaction that occurs on a date other than the Closing Date and at any other time at the request of the Administrative Agent and at such additional times as the Borrower determines, the Borrower shall supplement each schedule or representation herein or in the other Loan

Documents with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such schedule or as an exception to such representation or which is necessary to correct any information in such schedule or representation which has been rendered inaccurate thereby. Notwithstanding that any such supplement to such schedule or representation may disclose the existence or occurrence of events, facts or circumstances which are either prohibited by the terms of this Agreement or any other Loan Documents or which result in the breach of any representation or warranty, such supplement to such schedule or representation shall not be deemed either an amendment thereof or a waiver of such breach unless expressly consented to in writing by Administrative Agent and the Required Lenders, and no such amendments, except as the same may be consented to in a writing which expressly includes a waiver, shall be or be deemed a waiver by the Administrative Agent or any Lender of any Default disclosed therein. Any items disclosed in any such supplemental disclosures shall be included in the calculation of any limits, baskets or similar restrictions contained in this Agreement or any of the other Loan Documents.

1.4 Rounding and Other Consequential Changes. Without prejudice to any method of conversion or rounding prescribed by any legislative measures of the Council of the European Union, each reference in this Agreement to a fixed amount or to fixed amounts in a National Currency Unit to be paid to or by the Administrative Agent shall be replaced by a reference to such comparable and convenient fixed amount or fixed amounts in euro as the Administrative Agent may from time to time specify unless such National Currency Unit remains available and the Borrower and the Administrative Agent agree to use such National Currency Unit instead of the euro.

ARTICLE II: THE TERM LOAN AND REVOLVING LOAN FACILITIES

2.1 Term Loans.

(A) Amounts of Term Loans. Subject to the terms and conditions set forth in this Agreement, each Term Loan Lender severally and not jointly agrees to make (a) on the date of the Greenhouse Acquisition, a term loan, in Dollars, to the Borrower in an aggregate amount equal to such Lender's Term Loan Pro Rata Share of the Greenhouse Installment, (b) on the date of the Mandara Acquisition, a term loan, in Dollars, to the Borrower in an aggregate amount equal to such Lender's Term Loan Pro Rata Share of the Mandara Installment, (c) on the date of the C. Spa Acquisition, a term loan, in Dollars, to the Borrower in an aggregate amount equal to such Lender's Term Loan Pro Rata Share of the C. Spa Installment and (d) on any date from and after the date on which the initial Term Loan Installment has been advanced hereunder, a term loan, in Dollars, to the Borrower in an aggregate amount equal to such Lender's Term Loan Pro Rata Share of the Supplemental Installment (each individually, a "**Term Loan**" and, collectively, the "**Term Loans**"). All Term Loans shall be made by the Lenders simultaneously and proportionately to their respective Term Loan Pro Rata Shares, it being understood that no Lender shall be responsible for any failure by any other Lender to perform its obligation to make any Term Loan hereunder nor shall the Term Loan Commitment of any Lender be increased or decreased as a result of any such failure. Notwithstanding the foregoing, if on July 31, 2001 any Term Loan Installment has not been drawn, then the Aggregate Term Loan Commitment and each Lender's Term Loan Commitment shall be automatically and permanently reduced as more specifically described in Section 2.6(b).

(B) Borrowing/Election Notice. The Borrower shall deliver to the Administrative Agent a Borrowing/Election Notice, signed by the Borrower in accordance with the terms of Section 2.8. Such Borrowing/Election Notice shall specify (i) the aggregate amount of the Term Loans being requested and (ii) instructions for the disbursement of proceeds of such Term Loans. Any Term Loans made on the Closing Date or on or before the third (3rd) Business Day thereafter shall initially be Floating Rate Loans and thereafter may be continued as Floating Rate Loans or converted into Eurocurrency Rate Loans in the manner provided in Section 2.10 and subject to the other conditions and limitations therein set forth and set forth in this Article II and set forth in the definition of Interest Period. Term Loans made after the third (3rd) Business Day after the Closing Date shall be, at the option of the Borrower, selected in accordance with Section 2.10, as either Floating Rate Loans or Eurocurrency Rate Loans. Any Borrowing/Election Notice given pursuant to this Section 2.1(B) shall be irrevocable.

(C) Making of Term Loans. Promptly after receipt of a Borrowing/Election Notice under Section 2.1(B) in respect of the Term Loans, the Administrative Agent shall notify each Lender by telex or telecopy, or other similar form of transmission, of the proposed Advance. Each Lender shall deposit an amount equal to its Term Loan Pro Rata Share of the Term Loans with the Administrative Agent at its office in Chicago, Illinois, in immediately available funds, on the applicable Term Loan Funding Date, as specified in the Borrowing/Election Notice. Subject to the fulfillment of the applicable conditions precedent set forth in Article V, the Administrative Agent shall make the proceeds of such amounts received by it available to the Borrower at the Administrative Agent's office in Chicago, Illinois on such date and shall disburse such proceeds in accordance with the Borrower's disbursement instructions set forth in such Borrowing/Election Notice. The failure of any Lender to deposit the amount described above with the Administrative Agent on such date shall not relieve any other Lender of its obligations hereunder to make its Term Loans on such date.

(D) Repayment of the Term Loans. Loans shall be repaid in twelve (12) consecutive quarterly installments, payable on the last Business Day of each fiscal quarter commencing on September 30, 2001 and continuing thereafter until the Term Loan Termination Date, and the Term Loans shall be permanently reduced by the amount of each installment on the date payment thereof is made hereunder. Assuming that all four Term Loan Installments are funded on or before July 31, 2001, the installments shall be in the aggregate amounts set forth below:

Installment Date	Term Loan Installment Amount
September 30, 2001	$2,750,000
December 31, 2001	$2,750,000
March 31, 2002	$2,750,000
June 30, 2002	$2,750,000
September 30, 2002	$4,000,000
December 31, 2002	$4,000,000
March 31, 2003	$4,000,000
June 30, 2003	$4,000,000

September 30, 2003	$4,500,000
December 31, 2003	$4,500,000
March 31, 2004	$4,500,000
Term Loan Termination Date	$4,500,000

If any Term Loan Installment remains unfunded on July 31, 2001, resulting in a reduction of the Aggregate Term Loan Commitment and each Lender's Term Loan Commitment hereunder pursuant to Section 2.6(b), then, effective July 31, 2001, the quarterly installments set forth above shall be deemed to be reduced ratably (across all such quarterly installments) by the aggregate amount of all such unfunded Term Loan Installments. Notwithstanding the foregoing, the final payment shall be in the amount of the then outstanding principal balance of the Term Loans. In addition, the then outstanding principal balance of the Term Loans if any, shall be due and payable on the Term Loan Termination Date. No payment of any Term Loan shall be reborrowed once repaid.

(E) Prepayments. In addition to the scheduled payments on the Term Loans, the Borrower (a) may make the voluntary prepayments described in Section 2.5(A) for credit against the scheduled payments on the Term Loans pursuant to Section 2.5(A) and (b) shall make the mandatory prepayments prescribed in Section 2.5(B) for credit against the scheduled payments on the Term Loans pursuant to Section 2.5(B).

2.2 Revolving Loans.

(A) Amount of Revolving Loans. Upon the satisfaction of the applicable conditions precedent set forth in Article V, from and including the Closing Date and prior to the Termination Date, each Lender severally and not jointly agrees, on the terms and conditions set forth in this Agreement, to make revolving loans to the Borrower from time to time, in any Agreed Currency, in a Dollar Amount not to exceed such Lender's Revolving Loan Pro Rata Share of Revolving Credit Availability at such time (each individually, a "**Revolving Loan**" and, collectively, the "**Revolving Loans**"); provided, however, at no time shall the Revolving Credit Obligations exceed the Dollar Amount of the Aggregate Revolving Loan Commitment. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow Revolving Loans at any time prior to the Termination Date. The Revolving Loans made on the Closing Date or on or before the third (3rd) Business Day thereafter shall initially be Floating Rate Loans and thereafter may be continued as Floating Rate Loans or converted into Eurocurrency Rate Loans in the manner provided in Section 2.10 and subject to the other conditions and limitations therein set forth and set forth in this Article II and set forth in the definition of Interest Period. Revolving Loans made after the third (3rd) Business Day after the Closing Date shall be, at the option of the Borrower, selected in accordance with Section 2.10, as either Floating Rate Loans or Eurocurrency Rate Loans. On the Termination Date, the Borrower shall repay in full the outstanding principal balance of the Revolving Loans. Each Advance under this Section 2.2 shall consist of Revolving Loans made by each Lender ratably in proportion to such Lender's respective Revolving Loan Pro Rata Share.

(B) Borrowing/Election Notice. The Borrower shall deliver to the Administrative Agent Borrowing/Election Notices, signed by it, in accordance with the terms of Section 2.8.

(C) Making of Revolving Loans. Promptly after receipt of any Borrowing/Election Notice under Section 2.8 in respect of Revolving Loans, the Administrative Agent shall notify each Lender with a Revolving Loan Commitment greater than zero by telex or telecopy, or other similar form of transmission, of the requested Revolving Loan. Each such Lender shall make available its Revolving Loan in accordance with the terms of Section 2.7. The Administrative Agent will promptly make the funds so received from the Lenders available to the Borrower at the Administrative Agent's office in Chicago, Illinois on the applicable Borrowing Date and shall disburse such proceeds in accordance with the Borrower's disbursement instructions set forth in such Borrowing/Election Notice. The failure of any Lender to deposit the amount described above with the Administrative Agent on the applicable Borrowing Date shall not relieve any other Lender of its obligations hereunder to make its Revolving Loan on such Borrowing Date

2.3 Swing Line Loans.

(A) Amount of Swing Line Loans. Upon the satisfaction of the applicable conditions precedent set forth in Article V, from and including the Closing Date and prior to the Termination Date, the Swing Line Bank agrees, in its sole discretion, on the terms and conditions set forth in this Agreement, to make swing line loans to the Borrower, in Dollars, in an aggregate amount not to exceed the Swing Line Commitment (each, individually, a "**Swing Line Loan**" and collectively, the "**Swing Line Loans**"); provided, however, at no time shall the amount of the Revolving Credit Obligations exceed the Aggregate Revolving Loan Commitment; and provided, further, that at no time shall the sum of (a) the Swing Line Bank's Revolving Loan Pro Rata Share of the Swing Line Loans, plus (b) the outstanding amount of Revolving Loans made by the Swing Line Bank pursuant to Section 2.2, exceed the Swing Line Bank's Revolving Loan Commitment at such time. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow Swing Line Loans at any time prior to the Termination Date.

(B) Borrowing/Election Notice. The Borrower shall deliver to the Administrative Agent and the Swing Line Bank a Borrowing/Election Notice, signed by it, not later than 12:00 p.m. (Chicago time) on the Borrowing Date of each Swing Line Loan, specifying (i) the applicable Borrowing Date (which date shall be a Business Day and which may be the same date as the date the Borrowing/Election Notice is given), and (ii) the aggregate amount of the requested Swing Line Loan which shall be not less than $100,000 (and increments of $100,000 if in excess thereof). All Swing Line Loans shall bear interest at a rate quoted by the Administrative Agent to the Borrower, or, if no such rate is quoted, at the Floating Rate.

(C) Making of Swing Line Loans. Promptly after receipt of the Borrowing/Election Notice under Section 2.3(B) in respect of Swing Line Loans, the Administrative Agent shall notify each Lender by telex or telecopy, or other similar form of transmission, of the requested Swing Line Loan. Not later than 4:00 p.m. (Chicago time) on the applicable Borrowing Date, the Swing Line Bank shall make available its Swing Line Loan, in funds immediately available in Chicago to the Administrative Agent at its address specified pursuant to Article XV. The Administrative Agent will promptly make the funds so received from the Swing Line Bank available to the Borrower on the applicable Borrowing Date at the Administrative Agent's aforesaid address.

(D) Repayment of Swing Line Loans. Each Swing Line Loan shall be paid in full by the Borrower on or before the fifth (5th) Business Day after the Borrowing Date for such Swing Line Loan. The Borrower may at any time pay, without penalty or premium, all outstanding Swing Line Loans or any portion of the outstanding Swing Line Loans which shall be in a minimum amount that is not less than $100,000 (and increments of $100,000 if in excess thereof), upon notice to the Administrative Agent and the Swing Line Bank. In addition, the Administrative Agent (i) may at any time in its sole discretion with respect to any outstanding Swing Line Loan, or (ii) shall on the fifth (5th) day after the Borrowing Date of any Swing Line Loan require each Lender (including the Swing Line Bank) to make a Revolving Loan for the benefit of the Borrower in the amount of such Lender's Revolving Loan Pro Rata Share of such Swing Line Loan, for the purpose of repaying such Swing Line Loan. Not later than 2:00 p.m. (Chicago time) on the date of any notice received pursuant to this Section 2.3(D), each Lender shall make available its required Revolving Loan or Revolving Loans, in funds immediately available in Chicago to the Administrative Agent at its address specified pursuant to Article XV. Revolving Loans made pursuant to this Section 2.3(D) shall initially be Floating Rate Loans and thereafter may be continued as Floating Rate Loans or converted into Eurocurrency Rate Loans in the manner provided in Section 2.10 and subject to the other conditions and limitations therein set forth and set forth in this Article II. Unless a Lender shall have notified the Swing Line Bank, prior to its making any Swing Line Loan, that any applicable condition precedent set forth in Article V had not then been satisfied, such Lender's obligation to make Revolving Loans pursuant to this Section 2.3(D) to repay Swing Line Loans shall be unconditional, continuing, irrevocable and absolute and shall not be affected by any circumstances, including, without limitation, (a) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the Administrative Agent, the Swing Line Bank or any other Person, (b) the occurrence or continuance of a Default or Unmatured Default, (c) any adverse change in the condition (financial or otherwise) of the Borrower, or (d) any other circumstances, happening or event whatsoever. In the event that any Lender fails to make payment to the Administrative Agent of any amount due under this Section 2.3(D), the Administrative Agent shall be entitled to receive, retain and apply against such obligation the principal and interest otherwise payable to such Lender hereunder until the Administrative Agent receives such payment from such Lender or such obligation is otherwise fully satisfied. In addition to the foregoing, if for any reason any Lender fails to make payment to the Administrative Agent of any amount due under this Section 2.3(D), such Lender shall be deemed, at the option of the Administrative Agent, to have unconditionally and irrevocably purchased from the Swing Line Bank, without recourse or warranty, an undivided interest and participation in the applicable Swing Line Loan in the amount of such Revolving Loan, and such interest and participation may be recovered from such Lender together with interest thereon at the Federal Funds Effective Rate for each day during the period commencing on the date of demand and ending on the date such amount is received. On the Termination Date, the Borrower shall repay in full the outstanding principal balance of the Swing Line Loans.

2.4 Rate Options for all Advances; Maximum Interest Periods. Swing Line Loans shall bear interest at a rate quoted by the Administrative Agent to the Borrower, but if no such rate is quoted, such Swing Line Loans shall be Floating Rate Advances. The Revolving Loans and

Term Loans may be Floating Rate Advances or Eurocurrency Rate Advances, or a combination thereof, selected by the Borrower in accordance with Section 2.10; provided, however, that notwithstanding anything in this Agreement to the contrary and only at the Administrative Agent's sole option, for the period from the Closing Date to the earlier of (y) the date that is 180 days after the Closing Date and (z) the date upon which the Arrangers confirm that the loan syndication process has been completed (the "**Syndication Period**"), all Loans shall be Floating Rate Advances. The Borrower may select, in accordance with Section 2.10, Rate Options and Interest Periods applicable to portions of the Revolving Loans and the Term Loans; provided that there shall be no more than six (6) Interest Periods in effect with respect to all of the Loans at any time provided, further, that the Opt-Out Rate shall only apply to the extent required by Section 2.19.

2.5 Optional Payments; Mandatory Prepayments; Clean-Down.

(A) Optional Payments.

(i) Swing Line Loans and Term Loans. The Borrower may from time to time and at any time repay or prepay, without penalty or premium, (a) all or any part of outstanding Swing Line Loans which shall be in an aggregate minimum amount of not less than $100,000 (and increments of $100,000 if in excess thereof), and (b) all or any part of outstanding Term Loans constituting Floating Rate Advances in an aggregate minimum amount of $3,000,000 and in integral multiples of $1,000,000 in excess thereof. Term Loans constituting Eurocurrency Rate Advances may be voluntarily repaid or prepaid prior to the last day of the applicable Interest Period, subject to the indemnification provisions contained in Section 4.4 in an aggregate minimum Dollar Amount of $3,000,000 and in integral multiples of $1,000,000 in excess thereof; provided, that the Borrower may not so prepay such Eurocurrency Rate Advances unless it shall have provided at least three (3) Business Days' prior written notice to the Administrative Agent of such prepayment.

(ii) Revolving Loans. The Borrower may voluntarily prepay or repay Revolving Loans constituting Floating Rate Advances at any time and Revolving Loans constituting Eurocurrency Rate Advances with at least three (3) Business Days' prior written notice and subject to the indemnification provisions contained in Section 4.4, but, in either case, without any minimum amount requirements.

(B) Mandatory Prepayments.

(i) Mandatory Prepayments of Term Loans.

(a) Asset Sales. Upon the consummation of any Asset Sale by the Borrower or any of its Subsidiaries (except as provided in the second sentence of this Section 2.5(B)(i)(a), and except to the extent that the Net Cash Proceeds of such Asset Sale, when combined with the Net Cash Proceeds of all such Asset Sales during the immediately preceding Applicable Look-Back Period, do not exceed $1,000,000) in the aggregate, within three (3) Business Days after the Borrower's or any of its Subsidiaries'

(i) receipt of any Net Cash Proceeds from any such Asset Sale or (ii) conversion to cash or Cash Equivalents of non-cash proceeds (whether principal or interest and including securities, release of escrow arrangements or lease payments) received from any Asset Sale, the Borrower shall make a mandatory prepayment of the Obligations in an amount equal to one hundred percent (100%) of such Net Cash Proceeds or such proceeds converted from non-cash to cash or Cash Equivalents. Net Cash Proceeds of Asset Sales with respect to which the Borrower shall have given the Administrative Agent written notice within three (3) Business Days after such Asset Sale of its intention to replace the assets or use such Net Cash Proceeds to acquire other like-kind assets within one hundred eighty (180) days following such Asset Sale or receipt of proceeds shall not be subject to the provisions of the first sentence of this Section 2.5(B)(i)(a) unless and to the extent that such applicable period shall have expired without such replacement having been made.

(b) Excess Cash Flow. Simultaneously with the delivery of the annual audited financial statements required to be delivered pursuant to Section 7.1(A)(ii) for each fiscal year beginning with the fiscal year ending December 31, 2001, the Borrower shall calculate Excess Cash Flow for such fiscal year and shall make a mandatory prepayment of the Obligations, payable not later than the earlier of ten (10) days after such financial statements and calculation are delivered or one hundred (100) days after the end of such fiscal year, in an amount equal to (x) seventy-five percent (75%) of such Excess Cash Flow at all times that the Leverage Ratio is greater than or equal to 1.00 to 1.00 and (y) 50% at all times that the Leverage Ratio is less than 1.00 to 1.00.

(c) Equity Financings. Upon the consummation of any Financing by the Borrower or any Subsidiary constituting a sale or issuance of any Disqualified Stock or Equity Interests thereby (other than in connection with stock issued within thirty (30) days prior to or within thirty (30) days following the consummation of a Permitted Acquisition, to the extent that the Borrower or such Subsidiary intends to fund such proposed Permitted Acquisition with the Net Cash Proceeds of such stock and so indicates to the Administrative Agent in writing prior to its issuance or prior to the consummation of the Permitted Acquisition, whichever is earlier, and, in any case, solely to the extent the Net Cash Proceeds thereof are in fact utilized to fund such Permitted Acquisition), within three (3) Business Days after the Borrower's or any of its Subsidiaries' receipt of any Net Cash Proceeds from such Financing (or within thirty (30) days following the issuance of any stock described in the preceding parenthetical that has been issued prior to the consummation of a proposed Permitted Acquisition if the related Permitted Acquisition has not occurred as of such thirtieth (30th) day), the Borrower shall make a mandatory prepayment of the Obligations in an amount equal to fifty percent (50%) of such Net Cash Proceeds (it being understood that if stock described in the second preceding parenthetical has been issued within thirty (30) days following the consummation of a Permitted Acquisition, the Borrower or such Subsidiary shall be required to fund the related Permitted Acquisition, or make a mandatory prepayment of the Obligations as otherwise required by this clause (c), within three (3) Business Days after the Borrower's or any of its Subsidiaries' receipt of any Net Cash Proceeds from such Financing).

(d) Debt Financings. Upon the consummation of any Financing by the Borrower or any Subsidiary thereof constituting a sale or issuance of any Indebtedness in the form of debt securities thereby (other than the Mandara Subordinated Notes), within three (3) Business Days after the Borrower's or any of its Subsidiaries' receipt of any Net Cash Proceeds from such Financing, the Borrower shall make a mandatory prepayment of the Obligations in an amount equal to one hundred percent (100%) of such Net Cash Proceeds.

(e) Mandara Event. If an event occurs under the Mandara Acquisition Agreement which, by its terms, requires Mandara to make a payment to the Borrower or any of its Subsidiaries, within three (3) Business Days after the Borrower's or any of its Subsidiary's receipt of any Net Cash Proceeds of any such payment, the Borrower shall make a mandatory prepayment of the Obligations in an amount equal to one hundred percent (100%) of such Net Cash Proceeds.

(f) No Consent. Nothing in this Section 2.5(B)(i) shall be construed to constitute the Lenders' consent to any transaction referred to in clause (a), (c), (d) or (e) above which is not expressly permitted by the terms of this Agreement.

(g) Application of Designated Prepayments. Each mandatory prepayment required by clauses (a), (b), (c), (d) and (e) of this Section 2.5(B)(i) or by Section 7.2(P) shall be referred to herein as a "**Designated Prepayment**." Designated Prepayments shall be allocated and applied to the Obligations as follows:

(1) the amount of each Designated Prepayment shall be applied first to unpaid installments of the Term Loans in the inverse order of maturity; and

(2) following the payment in full of the Term Loans, the amount of each Designated Prepayment shall be applied to repay Revolving Loans (but shall not reduce Revolving Loan Commitments) and following the payment in full of the Revolving Loans, the amount of each Designated Prepayment shall be applied first to interest on the Reimbursement Obligations, then to principal on the Reimbursement Obligations, then to fees on account of Letters of

Credit and then, to the extent any L/C Obligations are contingent, deposited with the Administrative Agent as cash collateral in respect of such L/C Obligations.

(ii) Mandatory Prepayments of Revolving Loans.

(a) In addition to repayments under Section 2.5(B)(i), if at any time and for any reason (other than fluctuations in currency exchange rates) the Dollar Amount of the Revolving Credit Obligations are greater than the Aggregate Revolving Loan Commitment, the Borrower shall immediately make a mandatory prepayment of the Obligations in an amount equal to such excess.

(b) If on the last Business Day of any month the Dollar Amount of the Revolving Loan Obligations exceeds one hundred five percent (105%) of the Aggregate Revolving Loan Commitment as a result of fluctuations in currency exchange rates, the Borrower shall immediately prepay Loans for the ratable benefit of the Lenders (to be applied to such Loans as the Borrower shall direct at the time of such payment) in an aggregate amount such that after giving effect thereto the Dollar Amount of the Revolving Credit Obligations is less than or equal to the Aggregate Revolving Loan Commitment;

(iii) Application of Prepayments. On the date any Designated Prepayments or any prepayment under clause (ii) above is received by the Administrative Agent, such prepayment shall be applied first to Floating Rate Loans and Swing Line Loans bearing a fluctuating rate of interest and to any Eurocurrency Rate Loans and Opt-Out Loans maturing on such date and then to subsequently maturing Eurocurrency Rate Loans and Opt-Out Loans in order of maturity.

(C) Clean-Down. The Revolving Credit Obligations other than any outstanding L/C Obligations shall be reduced to zero and shall remain at zero for a period of thirty (30) consecutive days at least once each fiscal year.

2.6 Reduction of Commitments. (a) The Borrower may permanently reduce the Aggregate Revolving Loan Commitment in whole, or in part ratably among the Lenders, in an aggregate minimum Dollar Amount of $1,000,000 with respect to each such Commitment and integral multiples of $1,000,000 in excess of that amount with respect to each such Commitment (unless the Aggregate Revolving Loan Commitment is reduced in whole), upon at least one (1) Business Day's prior written notice to the Administrative Agent, which notice shall specify the amount of any such reduction; provided, however, that the amount of the Aggregate Revolving Loan Commitment may not be reduced below the aggregate principal Dollar Amount of the outstanding Revolving Credit Obligations.

(b) If on July 31, 2001 any Term Loan Installment has not been drawn, then (x) the Aggregate Term Loan Commitment shall be automatically and permanently reduced by the aggregate principal amount of any such unfunded Term Loan Installments and (y) each Lender's

Term Loan Commitment shall be automatically and permanently reduced by its applicable Term Loan Pro Rata Share of any such Term Loan Installments.

All accrued commitment fees shall be payable on the effective date of any termination of all or any part of the obligations of the Lenders to make Loans hereunder.

2.7 Method of Borrowing. Not later than 1:00 p.m. (Chicago time) on each Borrowing Date, each Lender shall make available its Revolving Loan or Term Loan, in immediately available funds in the Agreed Currency to the Administrative Agent at its address specified pursuant to Article XV, unless the Administrative Agent has notified the Lenders that such Loan is to be made available to the Borrower at the Administrative Agent's Eurocurrency Payment Office, in which case each Lender shall make available its Loan or Loans, in funds immediately available to the Administrative Agent at its Eurocurrency Payment Office, not later than 1:00 p.m. (local time in the city of the Administrative Agent's Eurocurrency Payment Office) in the Agreed Currency designated by the Administrative Agent. The Administrative Agent will promptly make the funds so received from the Lenders available to the Borrower at the Administrative Agent's aforesaid address.

2.8 Method of Selecting Types, Currency and Interest Periods for Advances. The Borrower shall select the Type of Advance and, in the case of each Eurocurrency Rate Advance, the Interest Period and Agreed Currency applicable to each Advance from time to time; provided, that an Advance shall only consist of Opt-Out Loans to the extent required by Section 2.19. The Borrower shall give the Administrative Agent irrevocable notice in substantially the form of Exhibit B hereto (a "**Borrowing/Election Notice**") not later than 11:00 a.m. (Chicago time) (a) on or before the Borrowing Date of each Floating Rate Advance and (b) three (3) Business Days before the Borrowing Date for each Eurocurrency Rate Advance specifying: (i) the Borrowing Date (which shall be a Business Day) of such Advance; (ii) the aggregate amount of such Advance; (iii) the Type of Advance selected (which Type shall be limited to Eurocurrency Rate Loans and Floating Rate Loans); and (iv) in the case of each Eurocurrency Rate Advance, the Interest Period and Agreed Currency applicable thereto. The Borrower shall select Interest Periods so that, to the best of the Borrower's knowledge, it will not be necessary to prepay all or any portion of any Eurocurrency Rate Loan or Opt-Out Loan prior to the last day of the applicable Interest Period in order to make mandatory prepayments as required pursuant to the terms hereof. Each Floating Rate Advance, each Swing Line Loan bearing a fluctuating rate of interest and all Obligations other than Loans shall bear interest from and including the date of the making of such Advance, in the case of Loans, and the date such Obligation is due and owing in the case of such other Obligations, to (but not including) the date of repayment thereof at the Floating Rate or rate applicable to such Swing Line Loans, as applicable, changing when and as such Floating Rate or rate applicable to such Swing Line Loans, as applicable, changes. Changes in the rate of interest on that portion of any Advance maintained as a Floating Rate Loan will take effect simultaneously with each change in the Alternate Base Rate and the Applicable Floating Rate Margin. Changes in the rate of interest on any portion of any Swing Line Loan bearing a fluctuating rate of interest will take effect simultaneously with each change in such rate. Each Eurocurrency Rate Advance shall bear interest at the Eurocurrency Rate or the Opt-Out Rate, as applicable, from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the interest rate determined as applicable to such Eurocurrency Rate Advance and shall change as and when the Applicable Eurocurrency Margin changes.

2.9 Minimum Amount of Each Advance. Swing Line Loans shall be in a minimum amount of $100,000 (and increments of $100,000 in excess thereof). Each other Advance (other than an Advance to repay Swing Line Loans or a Reimbursement Obligation) shall be in the minimum Dollar Amount of $2,000,000 (or the approximate Equivalent Amount of any Agreed Currency other than Dollars) and in Dollar Amount multiples of $1,000,000 (or the approximate Equivalent Amount of any Agreed Currency other than Dollars) if in excess thereof; provided, however, that any Floating Rate Advance may be in the amount of the unused Aggregate Revolving Loan Commitment.

2.10 Method of Selecting Types, Currency and Interest Periods for Conversion and Continuation of Advances.

(A) Right to Convert. The Borrower may elect from time to time, subject to the provisions of Section 2.4 and this Section 2.10, to convert all or any part of a Loan of any Type into any other Type or Types of Loans; provided that any conversion of any Eurocurrency Rate Advance shall be made on, and only on, the last day of the Interest Period applicable thereto.

(B) Automatic Conversion and Continuation. Floating Rate Loans shall continue as Floating Rate Loans unless and until such Floating Rate Loans are converted into Eurocurrency Rate Loans. Eurocurrency Rate Loans shall continue as Eurocurrency Rate Loans until the end of the then applicable Interest Period therefor, at which time such Eurocurrency Rate Loans with an Agreed Currency of Dollars shall be automatically converted into Floating Rate Loans unless the Borrower shall have given the Administrative Agent notice in accordance with Section 2.10(D) requesting that, at the end of such Interest Period, such Eurocurrency Rate Loans continue as a Eurocurrency Rate Loan. Unless a Borrowing/Election Notice shall have timely been given in accordance with the terms of this Section 2.10, Eurocurrency Rate Advances in an Agreed Currency other than Dollars shall continue with an Interest Period of one (1) month.

(C) No Conversion Post-Default or Post-Unmatured Default. Notwithstanding anything to the contrary contained in Section 2.10(A) or Section 2.10(B), no Loan may be converted into or continued as a Eurocurrency Rate Loan (except with the consent of the Required Lenders) when any Default or Unmatured Default has occurred and is continuing.

(D) Borrowing/Election Notice. The Borrower shall give the Administrative Agent irrevocable notice (a "**Borrowing/Election Notice**") of each conversion of a Floating Rate Loan into a Eurocurrency Rate Loan or continuation of a Eurocurrency Rate Loan not later than 11:00 a.m. (Chicago time) three (3) Business Days prior to the date of the requested conversion or continuation, specifying: (1) the requested date (which shall be a Business Day) of such conversion or continuation; (2) the amount and Type of the Loan to be converted or continued; and (3) the amount of Eurocurrency Rate Loan(s), if applicable, into which such Loan is to be converted or continued, the Agreed Currency and the duration of the Interest Period applicable thereto.

(E) Conversion/Continuation in Same Agreed Currency. Notwithstanding anything herein to the contrary, Eurocurrency Rate Advances in an Agreed Currency may be continued as Eurocurrency Rate Advances only in the same Agreed Currency.

(F) Conversion/Continuation of Opt-Out Loans. Each reference in this Section 2.10 to Eurocurrency Rate Loans shall apply to Opt-Out Loans which, together with such Eurocurrency Rate Loans, constitute the same Eurocurrency Rate Advance pursuant to Section 2.19; provided, that notwithstanding anything herein to the contrary, Opt-Out Loans may not be converted to Eurocurrency Loans in the applicable Opt-Out Currency.

2.11 Default Rate. After the occurrence and during the continuance of a Default, at the option of the Administrative Agent or at the direction of the Required Lenders, the interest rate(s) applicable to the Obligations and all other fees (including the fees payable under Section 3.8 with respect to Letters of Credit) shall be equal to (x) the interest rates and fees calculated based on the maximum (Level V Status) Applicable Floating Rate Margins, Applicable Eurocurrency Margins and Applicable Commitment Fee Percentage, as applicable, under the pricing grid set forth in Section 2.15(D)(ii) plus (y) two percent (2.00%) per annum for all such Obligations and fees; and

2.12 Method of Payment. All payments of principal, interest, fees, commissions and L/C Obligations hereunder shall be made, without setoff, deduction or counterclaim (unless indicated otherwise in Section 2.15(E)), in immediately available funds to the Administrative Agent (i) at the Administrative Agent's address specified pursuant to Article XV in immediately available funds with respect to Advances or other Obligations denominated in Dollars and (ii) at the Administrative Agent's Eurocurrency Payment Office in immediately available funds with respect to any Advance or other Obligations denominated in an Agreed Currency other than Dollars, or at any other Lending Installation of the Administrative Agent specified in writing by the Administrative Agent to the Borrower, by 1:00 p.m. (Chicago time) on the date when due and shall be made ratably among the Lenders (unless such amount is not to be shared ratably in accordance with the terms hereof). Each Advance shall be repaid or prepaid in the Agreed Currency in which it was made in the amount equal to the amount borrowed in such Agreed Currency and interest payable thereon shall also be paid in such currency. Each payment delivered to the Administrative Agent for the account of any Lender shall be delivered promptly by the Administrative Agent to such Lender in the same type of funds which the Administrative Agent received at its address specified pursuant to Article XV or at any Lending Installation specified in a notice received by the Administrative Agent from such Lender. Each reference to the Administrative Agent in this Section 2.12 shall also be deemed to refer, and shall apply equally, to the Issuing Bank, in the case of payments required to be made by the Borrower to the Issuing Bank pursuant to Article III.

Notwithstanding the foregoing provisions of this Section, if, after the making of any Advance in any currency other than Dollars, currency control or exchange regulations are imposed in the country which issues such Agreed Currency with the result that different types of such Agreed Currency (the "**New Currency**") are introduced and the type of currency in which the Advance was made (the "**Original Currency**") no longer exists or the Borrower is not able to make payment to the Administrative Agent for the account of the Lenders, in such Original Currency, then all payments to be made by the Borrower hereunder in such currency shall be made to the Administrative Agent, in such amount and such type of the New Currency or Dollars as shall be equivalent to the amount of such payment otherwise due hereunder in the Original Currency, it being the intention of the parties hereto that the Borrower takes all risks of the imposition of any such currency control or exchange regulations. In addition, notwithstanding the foregoing provisions of this Section, if, after the making of any Advance in any currency other than Dollars, the Borrower is not able to make payment to the Administrative Agent for the account of the Lenders in the type of currency in which such Advance was made because of the imposition of any such currency control or exchange regulation, then such Advance shall instead be repaid when due in Dollars in a principal amount equal to the Dollar Amount (as of the date of repayment) of such Advance.

2.13 Evidence of Debt.

(A) Loan Account. Each Lender shall maintain in accordance with its usual practice an account or accounts (a "**Loan Account**") evidencing the Indebtedness of the Borrower to such Lender owing to such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(B) Register. The Register maintained by the Administrative Agent pursuant to Section 14.3(C) shall include a control account, and a subsidiary account for each Lender, in which accounts (taken together) shall be recorded (i) the date and the amount of each Loan made hereunder, the Type thereof and the Interest Period, if any, applicable thereto, (ii) the amount and the currency of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, (iii) the effective date and amount of each Assignment Agreement delivered to and accepted by it and the parties thereto pursuant to Section 14.3, (iv) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof, and (v) all other appropriate debits and credits as provided in this Agreement, including, without limitation, all fees, charges, expenses and interest.

(C) Entries in Loan Account and Register. The entries made in the Loan Account, the Register and the other accounts maintained pursuant to subsections (A) or (B) of this Section shall be conclusive and binding for all purposes, absent manifest error, unless the Borrower objects to information contained in the Loan Accounts, the Register or the other accounts within thirty (30) days of the Borrower's receipt of such information; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(D) Notes Issued Upon Request. Any Lender may request that the Revolving Loans or Term Loans made by it each be evidenced by a promissory note in substantially the forms of Exhibit K-1 or K-2, respectively, to evidence such Lender's Revolving Loans or Term Loans, as applicable. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note for such Loans payable to the order of such Lender and in a form approved by the Administrative Agent and consistent with the terms of this Agreement. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 14.3) be represented by one or more promissory notes in such form payable to the order of the payee named therein.

(E) Acceptance of Promissory Notes. Each Lender authorizes the Administrative Agent to accept on its behalf delivery of the promissory notes executed by the Borrower in its favor.

2.14 Telephonic Notices. The Borrower authorizes the Lenders and the Administrative Agent to extend, convert or continue Advances, effect selections of Types of Advances and to transfer funds based on telephonic notices made by any person or persons the Administrative Agent or any Lender in good faith believes to be acting on behalf of the Borrower. The Borrower agrees to deliver promptly to the Administrative Agent a written confirmation, signed by an Authorized Officer, if such confirmation is requested by the Administrative Agent or any Lender, of each telephonic notice. If the written confirmation differs in any material respect from the action taken by the Administrative Agent and the Lenders, the records of the Administrative Agent and the Lenders shall govern absent manifest error. In case of disagreement concerning such notices, if the Administrative Agent has recorded telephonic borrowing notices, such recordings will be made available to the Borrower upon its request therefor.

2.15 Promise to Pay; Interest and Commitment Fees; Interest Payment Dates; Interest and Fee Basis; Taxes; Loan and Control Accounts.

(A) Promise to Pay. The aggregate amount of all outstanding Advances shall be paid in full by the Borrower on the earlier of (i) the Termination Date and (ii) the Facility Termination Date. The Borrower unconditionally promises to pay when due the principal amount of each individual Advance and all other Obligations incurred by it, and to pay all unpaid interest accrued thereon, in accordance with the terms of this Agreement and the other Loan Documents.

(B) Interest Payment Dates. Interest accrued on each Floating Rate Loan shall be payable on each Payment Date (commencing with the first such date to occur after the date hereof), upon any prepayment, whether by acceleration or otherwise, and at maturity (whether by acceleration or otherwise). Interest accrued on each Eurocurrency Rate Loan or Opt-Out Loan shall be payable on the last day of its applicable Interest Period, on any date on which the Eurocurrency Rate Loan or Opt-Out Loan is prepaid, whether by acceleration or otherwise, and at maturity. Interest accrued on each Eurocurrency Rate Loan or Opt-Out Loan having an Interest Period longer than three (3) months shall also be payable on the last day of each three-month interval during such Interest Period. Interest accrued on the principal balance of all other Obligations shall be payable in arrears (i) on each Payment Date, commencing on the first such day following the incurrence of such Obligation, (ii) upon repayment thereof in full or in part, and (iii) if not theretofore paid in full, at the time such other Obligation becomes due and payable (whether by acceleration or otherwise).

(C) Commitment Fees; Fee Letter.

(i) The Borrower shall pay to the Administrative Agent, for the account of the Lenders (a) in accordance with their Revolving Loan Pro Rata Shares, from and after the Closing Date until the date on which the Aggregate Revolving Loan Commitment shall be terminated in whole, a commitment fee accruing at the rate of the then Applicable Commitment Fee Percentage, on the average daily amount by which (A) the Aggregate Revolving Loan Commitment in effect from time to time exceeds (B) the Revolving Credit Obligations (excluding the outstanding principal amount of the Swing Line Loans) in effect from time to time plus (b) in accordance with their Term Loan Pro Rata Shares, from and after the Closing Date until July 31, 2001, a commitment fee accruing at the rate of the then Applicable Commitment Fee Percentage, on the average daily aggregate principal amount of the Term Loan Installments that remain unfunded. All such commitment fees payable under this clause (C)(i) shall be payable quarterly in arrears on each Payment Date occurring after the Closing Date (with the first such payment being calculated for the period from the Closing Date and ending on June 30, 2001), and, in addition, on any date on which the Aggregate Revolving Loan Commitment shall be terminated in whole.

(ii) The Borrower agrees to pay to the Administrative Agent for the sole account of the Administrative Agent and the Arranger (unless otherwise agreed between the Administrative Agent and the Arranger and any Lender) the fees set forth in the letter agreement among the Administrative Agent, the Arranger, and the Borrower dated May 11, 2001, payable at the times and in the amounts set forth therein.

(D) Interest and Fee Basis; Applicable Floating Rate Margins, Applicable Eurocurrency Margins and Applicable Commitment Fee Percentage.

(i) Interest on all Loans for which the Prime Rate is the basis shall be calculated for actual days elapsed on the basis of a 365-day year. Interest on all other Loans and fees shall be calculated for actual days elapsed on the basis of a 360-day year. Interest shall be payable for the day an Obligation is incurred but not for the day of any payment on the amount paid if payment is received prior to 2:00 p.m. (Chicago time) at the place of payment. If any payment of principal of or interest on a Loan or any payment of any other Obligations shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest, fees and commissions in connection with such payment.

(ii) The Applicable Floating Rate Margins, Applicable Eurocurrency Margins and Applicable Commitment Fee Percentage shall be determined from time to time by reference to the table set forth below, on the basis of the then applicable Leverage Ratio as described in this Section 2.15(D)(ii):

Status	Leverage Ratio	Applicable Floating Rate Margin	Applicable Eurocurrency Margin	Applicable Commitment Fee Percentage
Level I	Less than 1.00 to 1.00	0.25%	1.50%	0.375%
Level II	Greater than or equal to 1.00 to 1.00 and Less than 1.25 to 1.00	0.75%	2.00%	0.375%
Level III	Greater than or equal to 1.25 to 1.00 and Less than 1.50 to 1.00	1.25%	2.50%	0.50%
Level IV	Greater than or equal to 1.50 to 1.00 and Less than 1.75 to 1.00	1.75%	3.00%	0.625%
Level V	Greater than or equal to 1.75 to 1.00	2.25%	3.50%	0.75%

For purposes of this Section 2.15(D)(ii), the Leverage Ratio shall be calculated as provided in Section 7.4(A). Upon receipt of the financial statements delivered pursuant to Sections 7.1(A)(i) and (ii), as applicable, the Applicable Floating Rate Margins, Applicable Eurocurrency Margins and Applicable Commitment Fee Percentage shall be adjusted, such adjustment being effective three (3) Business Days following the Administrative Agent's receipt of such financial statements and the compliance certificate required to be delivered in connection therewith pursuant to Section 7.1(A)(iii); provided, that if the Borrower shall not have timely delivered its financial statements in accordance with Section 7.1(A)(i) or (ii), as applicable, then commencing on the date upon which such financial statements should have been delivered and continuing until three (3) Business Days following the date such financial statements are actually delivered, the Applicable Floating Rate Margins, Applicable Eurocurrency Margins and Applicable Commitment Fee Percentage shall be the Applicable Floating Rate Margins, Applicable Eurocurrency Margins and applicable Commitment Fee Percentage corresponding to Level V Status under the pricing grid set forth in Section 2.15(D)(ii).

(iii) Notwithstanding anything herein to the contrary, from the Closing Date to but not including the third (3rd) Business Day following receipt of the Borrower's financial statements delivered pursuant to Section 7.1(A)(i) and the compliance certificate required to be delivered in connection therewith pursuant to Section 7.1(A)(iii) for the fiscal quarter ending December 31, 2001, the Applicable Floating Rate Margins, Applicable Eurocurrency Margins and Applicable Commitment Fee Percentage shall be those corresponding to Level V Status.

(E) Taxes.

(i) Any and all payments by the Borrower hereunder (whether in respect of principal, interest, fees or otherwise) shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings or any interest, penalties and liabilities with respect thereto including those arising after the date hereof as a result of the adoption of or any change in any law, treaty, rule, regulation, guideline or determination of a Governmental Authority or any change in the interpretation or application thereof by a Governmental Authority but excluding, in the case of each Lender and the Administrative Agent, such taxes (including income taxes, franchise taxes and branch profit taxes) as are imposed on or measured by such Lender's or the Administrative Agent's, as the case may be, net income by the United States of America or any Governmental Authority of the jurisdiction under the laws of which such Lender or the Administrative Agent, as the case may be, is organized or to which they are otherwise subject (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings, and liabilities which the Administrative Agent or a Lender determines to be applicable to this Agreement, the other Loan Documents, the Revolving Loan Commitments, the Loans or the Letters of Credit being hereinafter referred to as "**Taxes**"). If the Borrower shall be required by law to deduct or withhold any Taxes from or in respect of any sum payable hereunder or under the other Loan Documents to any Lender or the Administrative Agent, (i) the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions applicable to additional sums payable under this Section 2.15(E)) such Lender or Administrative Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the Borrower shall make such deductions or withholdings, and (iii) the Borrower shall pay the full amount deducted or withheld to the relevant taxation authority or other authority in accordance with applicable law. If a withholding tax of the United States of America or any other Governmental Authority shall be or become applicable (y) after the date of this Agreement, to such payments by the Borrower made to the Lending Installation or any other office that a Lender may claim as its Lending Installation, or (z) after such Lender's selection and designation of any other Lending Installation, to such payments made to such other Lending Installation, such Lender shall use reasonable efforts to make, fund and maintain the affected Loans through another Lending Installation of such Lender in another jurisdiction so as to reduce the Borrower's liability hereunder, if the making, funding or maintenance of such Loans through such other Lending Installation of such Lender does not, in the judgment of such Lender, otherwise adversely affect such Loans, or obligations under the Revolving Loan Commitments of such Lender.

(ii) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, or similar levies which arise from any payment made hereunder, from the issuance of Letters of Credit hereunder, or from the execution, delivery or registration of, or otherwise with respect to, this Agreement, the other Loan Documents, the Revolving Loan Commitments, the Loans or the Letters of Credit (hereinafter referred to as "**Other Taxes**").

(iii) The Borrower indemnifies each Lender and the Administrative Agent for the full amount of Taxes and Other Taxes (including, without limitation, any Taxes or

Other Taxes imposed by any Governmental Authority on amounts payable under this Section 2.15(E)) paid by such Lender or the Administrative Agent (as the case may be) and any liability (including penalties, interest, and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within thirty (30) days after the date such Lender or the Administrative Agent (as the case may be) makes written demand therefor. If the Taxes or Other Taxes with respect to which the Borrower has made either a direct payment to the taxation or other authority or an indemnification payment hereunder are subsequently refunded to any Lender, such Lender will return to the Borrower, if no Event of Default has occurred and is continuing, an amount equal to the lesser of the indemnification payment or the refunded amount. A certificate as to any additional amount payable to any Lender or the Administrative Agent under this Section 2.15(E) submitted to the Borrower and the Administrative Agent (if a Lender is so submitting) by such Lender or the Administrative Agent shall show in reasonable detail the amount payable and the calculations used to determine such amount and shall, absent manifest error, be final, conclusive and binding upon all parties hereto. With respect to such deduction or withholding for or on account of any Taxes and to confirm that all such Taxes have been paid to the appropriate Governmental Authorities, the Borrower shall promptly (and in any event not later than thirty (30) days after receipt) furnish to each Lender and the Administrative Agent such certificates, receipts and other documents as may be required (in the reasonable judgment of such Lender or the Administrative Agent) to establish any tax credit to which such Lender or the Administrative Agent may be entitled.

(iv) Within thirty (30) days after the date of any payment of Taxes or Other Taxes by the Borrower, the Borrower shall furnish to the Administrative Agent the original or a certified copy of a receipt evidencing payment thereof.

(v) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 2.15(E) shall survive the payment in full of all Obligations, the termination of the Letters of Credit and the termination of this Agreement.

(vi) Each Lender (including any Replacement Lender or Purchaser) that is not created or organized under the laws of the United States of America or a political subdivision thereof (each a "**Non-U.S. Lender**") shall deliver to the Borrower and the Administrative Agent on or before the Closing Date, or, if later, the date on which such Lender becomes a Lender pursuant to Section 14.3 hereof (and from time to time thereafter upon the request of the Borrower or the Administrative Agent, but only for so long as such Non-U.S. Lender is legally entitled to do so), either (1) two (2) duly completed copies of either (A) IRS Form W-8BEN, or (B) IRS Form W-8ECI, or in either case an applicable successor form; or (2) in the case of a Non-U.S. Lender that is not legally entitled to deliver the forms listed in clause (vi)(1), (x) a certificate of a duly authorized officer of such Non-U.S. Lender to the effect that such Non-U.S. Lender is not (A) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (B) a "10 percent shareholder" of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a controlled foreign corporation receiving interest from a related person within the meaning of Section 881(c)(3)(C) of the Code (such certificate, an "**Exemption Certificate**") and (y) two (2) duly completed copies of IRS Form W-8BEN or applicable successor form. Each such Lender further agrees to deliver to the Borrower and the Administrative Agent from time to time a true and accurate certificate executed in duplicate by a duly authorized officer of such Lender in a form satisfactory to the Borrower and the Administrative Agent, before or promptly upon the occurrence of any event requiring a change in the most recent certificate previously delivered by it to the Borrower and the Administrative Agent pursuant to this Section 2.15(E)(vi). Further, each Lender which delivers a form or certificate pursuant to this clause (vi) covenants and agrees to deliver to the Borrower and the Administrative Agent within fifteen (15) days prior to the expiration of such form, for so long as this Agreement is still in effect, another such certificate and/or two (2) accurate and complete original newly-signed copies of the applicable form (or any successor form or forms required under the Code or the applicable regulations promulgated thereunder).

Each Lender shall promptly furnish to the Borrower and the Administrative Agent such additional documents as may be reasonably required by the Borrower or the Administrative Agent to establish any exemption from or reduction of any Taxes or Other Taxes required to be deducted or withheld and which may be obtained without undue expense to such Lender. Notwithstanding any other provision of this Section 2.15(E), the Borrower shall not be obligated to gross up any payments to any Lender pursuant to Section 2.15(E)(i), or to indemnify any Lender pursuant to Section 2.15(E)(iii), in respect of United States federal withholding taxes to the extent imposed as a result of (x) the failure of such Lender to deliver to the Borrower the form or forms and/or an Exemption Certificate, as applicable to such Lender, pursuant to Section 2.15(E)(vi), (y) such form or forms and/or Exemption Certificate not establishing a complete exemption from U.S. federal withholding tax or the information or certifications made therein by the Lender being untrue or inaccurate on the date delivered in any material respect, or (z) the Lender designating a successor Lending Installation at which it maintains its Loans which has the effect of causing such Lender to become obligated for tax payments in excess of those in effect immediately prior to such designation; provided, however, that the Borrower shall be obligated to gross up any payments to any such Lender pursuant to Section 2.15(E)(i), and to indemnify any such Lender pursuant to Section 2.15(E)(iii), in respect of United States federal withholding taxes if (x) any such failure to deliver a form or forms or an Exemption Certificate or the failure of such form or forms or exemption certificate to establish a complete exemption from U.S. federal withholding tax or inaccuracy or untruth contained therein resulted from a change in any applicable statute, treaty, regulation or other applicable law or any interpretation of any of the foregoing occurring after the date hereof, which change rendered such Lender no longer legally entitled to deliver such form or forms or Exemption Certificate or otherwise ineligible for a complete exemption from U.S. federal withholding tax, or rendered the information or the certifications made in such form or forms or Exemption Certificate untrue or inaccurate in any material respect, (y) the redesignation of the Lender's Lending Installation was made at the request of the Borrower or (z) the obligation to gross up payments to any such Lender pursuant to Section 2.15(E)(i), or to indemnify any such Lender pursuant to Section 2.15(E)(iii), is with respect to a Purchaser that becomes a Purchaser as a result of an assignment made at the request of the Borrower.

(vii) Upon the request, and at the expense of the Borrower, each Lender to which the Borrower is required to pay any additional amount pursuant to this Section 2.15(E), shall reasonably afford the Borrower the opportunity to contest, and shall reasonably cooperate with the Borrower in contesting, the imposition of any Tax or Other Tax giving rise to such payment; provided, that (i) such Lender shall not be required to afford the Borrower the opportunity to so contest unless the Borrower shall have confirmed in writing to such Lender its obligation (for the benefit of such Lender and no other Person) to pay such amounts to such Lender pursuant to this Agreement; and (ii) the Borrower shall reimburse such Lender for its reasonable attorneys' and accountants' fees and disbursements incurred in so cooperating with the Borrower in contesting the imposition of such Tax or Other Tax; provided, however, that notwithstanding the foregoing, no Lender shall be required to afford the Borrower the opportunity to contest, or cooperate with the Borrower in contesting, the imposition of any Taxes, if such Lender in good faith determines that to do so would have an adverse effect on it.

2.16 Notification of Advances, Interest Rates, Prepayments and Aggregate Revolving Loan Commitment Reductions. Promptly after receipt thereof, the Administrative Agent will notify each Lender of the contents of each Aggregate Revolving Loan Commitment reduction notice, Borrowing/Election Notice, and repayment notice received by it hereunder and will notify the Borrower of the contents of each Opt-Out Notice received by it hereunder. The Administrative Agent will notify each Lender of its decision to include a new Eligible Currency as an Agreed Currency pursuant to clause (ii) of the definition of "Agreed Currency" on or before the date that is one (1) Business Day prior to the date on which the Borrower has indicated to the Administrative Agent that it intends to submit a Borrowing/Election Notice for a Loan in such Agreed Currency. The Administrative Agent will notify the Borrower and each Lender of the interest rate and Agreed Currency applicable to each Eurocurrency Rate Loan promptly upon determination of such interest rate and Agreed Currency and will give each Lender prompt notice of each change in the Alternate Base Rate.

2.17 Lending Installations. Each Lender may book its Loans or Letters of Credit at any Lending Installation selected by such Lender and may change its Lending Installation from time to time. All terms of this Agreement shall apply to any such Lending Installation. Each Lender may, by written or facsimile notice to the Administrative Agent and the Borrower, designate a Lending Installation through which Loans will be made by it and for whose account Loan payments and/or payments of L/C Obligations are to be made.

2.18 Non-Receipt of Funds by the Administrative Agent. Unless the Borrower or a Lender, as the case may be, notifies the Administrative Agent prior to the date on which it is scheduled to make payment to the Administrative Agent of (i) in the case of a Lender, the proceeds of a Loan or (ii) in the case of the Borrower, a payment of principal, interest or fees to the Administrative Agent for the account of the Lenders, that it does not intend to make such payment, the Administrative Agent may assume that such payment has been made. The Administrative Agent may, but shall not be obligated to, make the amount of such payment available to the intended recipient in reliance upon such assumption. If such Lender or the Borrower, as the case may be, has not in fact made such payment to the Administrative Agent, the recipient of such payment shall, on demand by the Administrative Agent, repay to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date such amount was so made available by the Administrative Agent until the date the Administrative Agent recovers such amount at a rate per annum equal to (i) in the case of payment by a Lender, the Federal Funds Effective Rate for such day or (ii) in the case of payment by the Borrower, the interest rate applicable to the relevant Loan.

2.19 Election to Opt Out of Eurocurrency Advances by Certain Lenders. To the extent not specifically addressed in this Article II, notwithstanding any of the foregoing provisions of this Article II to the contrary permitting the Borrower to request Eurocurrency Rate Loans or to convert Floating Rate Loans into Eurocurrency Rate Loans in Agreed Currencies other than Dollars, no Lender shall be required to fund Eurocurrency Rate Loans for any Agreed Currency for which such Lender has timely delivered an Opt-Out Notice to the Administrative Agent (as set forth in the definition of "Opt-Out Notice"). Following the Administrative Agent's receipt of a Borrowing/Election Notice from the Borrower for Eurocurrency Rate Advances where the basis for such Advance is the applicable Opt-Out Currency, such Lender shall fund its Revolving Loan Pro Rata Share of such Eurocurrency Rate Advance in Dollars as an Opt-Out Loan, which shall bear interest at the Opt-Out Rate. Any borrowing hereunder consisting of both Eurocurrency Rate Loans and Opt-Out Loans made to the Borrower shall be treated as a single "Eurocurrency Rate Advance" notwithstanding that a portion of such Advance shall be made as Opt-Out Loans, and the terms and provisions governing Eurocurrency Rate Advances hereunder shall apply equally to the Eurocurrency Rate Loans and the Opt-Out Loans that comprise such Advance. For purposes of clarification, the Dollar Amount of the Eurocurrency Rate Advance requested by the Borrower (and not the Dollar Amount of the Eurocurrency Rate Loans made by the Lenders pursuant to such request) shall be considered in determining whether any minimum borrowing or prepayment Dollar Amount thresholds set forth in this Article II have been satisfied.

2.20 Replacement of Certain Lenders. In the event a Lender ("**Affected Lender**") shall have: (i) failed to fund its Applicable Pro Rata Share of any Advance requested by the Borrower, or to fund a Revolving Loan in order to repay Swing Line Loans pursuant to Section 2.3(D), which such Lender is obligated to fund under the terms of this Agreement and which failure has not been cured, (ii) requested compensation from the Borrower under Sections 2.15(E), 4.1 or 4.2 to recover Taxes, Other Taxes or other additional costs incurred by such Lender which are not being incurred generally by the other Lenders, (iii) delivered a notice pursuant to Section 4.3 claiming that such Lender is unable to extend Eurocurrency Rate Loans to the Borrower for reasons not generally applicable to the other Lenders (it being understood that prior delivery of an Opt-Out Notice shall not constitute a notice under this clause (iii)) or (iv) has invoked Section 11.2; then, in any such case, after engagement of one or more "Replacement Lenders" (as defined below) by the Borrower and/or the Administrative Agent, the Borrower or the Administrative Agent may make written demand on such Affected Lender (with a copy to the Administrative Agent in the case of a demand by the Borrower and a copy to the Borrower in the case of a demand by the Administrative Agent) for the Affected Lender to assign, and such Affected Lender shall use commercially reasonable efforts to assign pursuant to one or more duly executed Assignment Agreements five (5) Business Days after the date of such demand, to one or more financial institutions that comply with the provisions of Section 14.3(A) which the Borrower or the Administrative Agent, as the case may be, shall have engaged for such purpose ("**Replacement Lender**"), all of such Affected Lender's rights and obligations under this Agreement and the other Loan Documents (including, without limitation, its Revolving Loan Commitment, its undrawn Term Loan Commitments, all Loans owing to it, all of its participation interests in existing Letters of Credit, L/C Drafts and unreimbursed drawings under Letters of Credit, and its obligation to participate in additional Letters of Credit and Swing Line Loans hereunder) in accordance with Section 14.3. The Administrative Agent agrees, upon the occurrence of such events with respect to an Affected Lender and upon the written request of the Borrower, to use its reasonable efforts to obtain the commitments from one or more financial institutions to act as a Replacement Lender. The Administrative Agent is authorized to execute one or more of such assignment agreements as attorney-in-fact for any Affected Lender failing to execute and deliver the same within five (5) Business Days after the date of such demand. With respect to any such assignment, the Affected Lender shall have concurrently received, in cash, all amounts due and owing to the Affected Lender hereunder or under any other Loan Document, including, without limitation, the aggregate outstanding principal amount of the Loans owed to such Lender, together with accrued interest thereon through the date of such assignment, amounts payable under Sections 2.15(E), 4.1, and 4.2 with respect to such Affected Lender and compensation payable under Section 2.15(C) in the event of any replacement of any Affected Lender under clause (ii) or clause (iii) of this Section 2.20; provided that upon such Affected Lender's replacement, such Affected Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15(E), 4.1, 4.2, 4.4, and 11.7, as well as to any fees accrued for its account hereunder and not yet paid, and shall continue to be obligated under Section 12.8. Upon the replacement of any Affected Lender pursuant to this Section 2.20, the provisions of Section 9.2 shall continue to apply with respect to Loans which are then outstanding with respect to which the Affected Lender failed to fund its Applicable Pro Rata Share and which failure has not been cured.

2.21 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due from the Borrower hereunder in the currency expressed to be payable herein (the "**specified currency**") into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the specified currency with such other currency at the Administrative Agent's main office in the applicable local jurisdiction on the Business Day preceding that on which the final, non-appealable judgment is given. The obligations of the Borrower in respect of any sum due to any Lender or the Administrative Agent hereunder shall, notwithstanding any judgment in a currency other than the specified currency, be discharged only to the extent that on the Business Day following receipt by such Lender or the Administrative Agent (as the case may be) of any sum adjudged to be so due in such other currency such Lender or the Administrative Agent (as the case may be) may in accordance with normal, reasonable banking procedures purchase the specified currency with such other currency. If the amount of the specified currency so purchased is less than the sum originally due to such Lender or the Administrative Agent, as the case may be, in the specified currency, the Borrower agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender or the Administrative Agent, as the case may be, against such loss, and if the amount of the specified currency so purchased exceeds (a) the sum originally due to any Lender or the Administrative Agent, as the case may be, in the specified currency and (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Lender under Section 14.2, such Lender or the Administrative Agent, as the case may be, agrees to remit such excess to the Borrower.

2.22 Market Disruption; Denomination of Amounts in Dollars; Dollar Equivalent of Reimbursement Obligations.

(A) Market Disruption. Notwithstanding the satisfaction of all conditions referred to in this Article II with respect to any Advance in any Agreed Currency other than Dollars, if there shall occur on or prior to the date of such Advance any change in national or international financial, political or economic conditions or currency exchange rates or exchange controls which would in the reasonable opinion of the Borrower, the Administrative Agent or the Required Lenders make it impracticable for the Eurocurrency Rate Loans comprising such Advance to be denominated in the Agreed Currency specified by the Borrower, then the Administrative Agent shall forthwith give notice thereof to the Borrower and the Lenders, or the Borrower shall give notice to the Administrative Agent and the Lenders and such Eurocurrency Rate Loans shall not be denominated in such currency but shall be made on such Borrowing Date in Dollars, in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount specified in the related Borrowing Notice, as Floating Rate Loans, unless the Borrower notifies the Administrative Agent at least one (1) Business Day before such date that (i) it elects not to borrow on such date or (ii) it elects to borrow on such date in a different Agreed Currency, in which the denomination of such Loans would in the opinion of the Administrative Agent and the Required Lenders be practicable and in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount specified in the related Borrowing Notice.

(B) Calculation of Amounts. Except as set forth in Sections 2.1, 2.2 and 2.5, all amounts referenced in this Article II shall be calculated using the Dollar Amount determined based upon the Equivalent Amount in effect as of the date of any determination thereof; provided, however, to the extent that the Borrower shall be obligated hereunder to pay in Dollars any Advance denominated in a currency other than Dollars, such amount shall be paid in Dollars using the Dollar Amount of the Advance (calculated based upon the Equivalent Amount in effect on the date of payment thereof) and in the event that the Borrower does not reimburse the Administrative Agent and the Lenders are required to fund a purchase of a participation in such Advance, such purchase shall be made in Dollars in an amount equal to the Dollar Amount of such Advance (calculated based upon the Equivalent Amount in effect on the date of payment thereof). Notwithstanding anything herein to the contrary, the full risk of currency fluctuations shall be borne by the Borrower and the Borrower agrees to indemnify and hold harmless the Issuing Bank, the Swing Line Bank, the Administrative Agent and the Lenders from and against, without limitation, (i) any loss resulting from any borrowing denominated in a currency other than in Dollars and for which the Lenders are not reimbursed on the day of such borrowing, (ii) the payment in Dollars of any Loan or other Obligations denominated in a currency other than Dollars and (iii) the advancement and repayment of Eurocurrency Rate Loans and Opt-Out Loans constituting a single Eurocurrency Advance.

ARTICLE III: THE LETTER OF CREDIT FACILITY

3.1 Obligation to Issue Letters of Credit. Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties and covenants of the Borrower herein set forth, the Issuing Bank hereby agrees to issue for the account of the Borrower through such Issuing Bank's branches as it and the Borrower may jointly agree, one or more Letters of Credit denominated in Dollars in accordance with this Article III, from time to time during the period, commencing on the Closing Date and ending on the Business Day that is five (5) Business Days prior to the Termination Date.

3.2 Transitional Provision. Schedule 3.2 contains a schedule of certain letters of credit issued for the account of the Borrower and its Subsidiaries prior to the Closing Date. Subject to the satisfaction of the conditions contained in Article V, from and after the Closing Date such letters of credit shall be deemed to be Letters of Credit issued pursuant to this Article III.

3.3 Types and Amounts. The Issuing Bank shall not have any obligation to and shall not:

(i) issue (or amend) any Letter of Credit if on the date of issuance (or amendment), before or after giving effect to the Letter of Credit requested hereunder and calculated as of the date of issuance of any Letter of Credit, (a) the Dollar Amount of the Revolving Credit Obligations at such time would exceed the Aggregate Revolving Loan Commitment at such time, or (b) the aggregate outstanding amount of the L/C Obligations would exceed (x) $7,000,000 (so long as the Borrower maintains a cash balance of at least the amount of L/C Obligations in excess of $5,000,000 in a separate account appropriately designated as a cash collateral account in relation to this Agreement and the Letters of Credit and retained by the Administrative Agent for the benefit of the Lenders and the Issuing Bank as collateral security for the Borrower's Obligations in respect of L/C Obligations in excess of $5,000,000 hereunder (which cash collateral shall be released on January 31, 2002, provided that no Default has occurred and is continuing), and otherwise, $5,000,000) for the period from the Closing Date until January 31, 2002 and (y) $5,000,000 at all times from and after January 31, 2002; or

(ii) issue (or amend) any Letter of Credit which has an expiration date later than the date which is the earlier of (x) one (1) year after the date of issuance thereof or (y) five (5) Business Days immediately preceding the Termination Date; provided, that any Letter of Credit with a one year tenor may provide for the renewal thereof for additional one year periods (which in no event shall extend beyond the date referred to in clause (y) above).

3.4 Conditions. In addition to being subject to the satisfaction of the applicable conditions contained in Article V, the obligation of the Issuing Bank to issue any Letter of Credit is subject to the satisfaction in full of the following conditions:

(i) The Borrower shall have delivered to the Issuing Bank (at such times and in such manner as such Issuing Bank may reasonably prescribe) and the Administrative Agent, a request for issuance of such Letter of Credit in substantially the form of Exhibit C hereto (each such request a "**Request For Letter of Credit**"), duly executed applications for such Letter of Credit (which shall contain terms consistent with this Agreement), and such other documents, instructions and agreements as may be required pursuant to the terms thereof (all such applications, documents, instructions, and agreements being referred to herein as the "**L/C Documents**"), and the proposed Letter of Credit shall be reasonably satisfactory to such Issuing Bank as to form and content; and

(ii) as of the date of issuance no order, judgment or decree of any court, arbitrator or Governmental Authority shall purport by its terms to enjoin or restrain the Issuing Bank from issuing such Letter of Credit and no law, rule or regulation applicable to such Issuing Bank and no request or directive (whether or not having the force of law) from a Governmental Authority with jurisdiction over such Issuing Bank shall prohibit or request that such Issuing Bank refrain from the issuance of Letters of Credit generally or the issuance of that Letter of Credit.

3.5 Procedure for Issuance of Letters of Credit.

(A) Issuance. Subject to the terms and conditions of this Article III and provided that the applicable conditions set forth in Article V hereof have been satisfied, the Issuing Bank shall, on the requested date, issue a Letter of Credit on behalf of the Borrower in accordance with such Issuing Bank's usual and customary business practices and, in this connection, such Issuing Bank may assume that the applicable conditions set forth in Article V hereof have been satisfied unless it shall have received notice to the contrary from the Administrative Agent or a Lender or has knowledge that the applicable conditions have not been met.

(B) Notice. The Issuing Bank shall give the Administrative Agent and the Borrower written or telex notice, or telephonic notice confirmed promptly thereafter in writing, of the issuance of a Letter of Credit, provided, however, that the failure to provide such notice shall not result in any liability on the part of such Issuing Bank.

(C) No Amendment. The Issuing Bank shall not extend or amend any Letter of Credit unless the requirements of this Section 3.5 are met as though a new Letter of Credit was being requested and issued.

3.6 Letter of Credit Participation. On the date of this Agreement, with respect to the Letters of Credit identified on Schedule 3.2, and immediately upon the issuance of each Letter of Credit hereunder, each Lender with a Revolving Loan Pro Rata Share shall be deemed to have automatically, irrevocably and unconditionally purchased and received from the Issuing Bank an undivided interest and participation in and to such Letter of Credit, the obligations of the Borrower in respect thereof, and the liability of such Issuing Bank thereunder (collectively, an "**L/C Interest**") in the amount available for drawing under such Letter of Credit multiplied by such Lender's Revolving Loan Pro Rata Share. The Issuing Bank will notify each Lender promptly upon presentation to it of an L/C Draft or upon any other draw under a Letter of Credit. On or before the Business Day on which the Issuing Bank makes payment of each such L/C Draft or, in the case of any other draw on a Letter of Credit, on demand by the Administrative Agent or the Issuing Bank, each Lender shall make payment to the Administrative Agent, for the account of the Issuing Bank, in immediately available funds in an amount equal to such Lender's Revolving Loan Pro Rata Share of such payment or draw. The obligation of each Lender to reimburse the Issuing Bank under this Section 3.6 shall be unconditional, continuing, irrevocable and absolute. In the event that any Lender fails to make payment to the Administrative Agent of any amount due under this Section 3.6, the Administrative Agent shall be entitled to receive, retain and apply against such obligation the principal and interest otherwise payable to such Lender hereunder until the Administrative Agent receives such payment from such Lender or such obligation is otherwise fully satisfied; provided, however, that nothing contained in this sentence shall relieve such Lender of its obligation to reimburse the Issuing Bank for such amount in accordance with this Section 3.6.

3.7 Reimbursement Obligation. The Borrower agrees unconditionally, irrevocably and absolutely to pay immediately to the Administrative Agent, for the account of the Lenders, the amount of each advance drawn under or pursuant to a Letter of Credit or an L/C Draft related thereto (such obligation of the Borrower to reimburse the Administrative Agent for an advance made under a Letter of Credit or L/C Draft being hereinafter referred to as a "**Reimbursement Obligation**" with respect to such Letter of Credit or L/C Draft), each such reimbursement to be made by the Borrower no later than the Business Day on which the Issuing Bank makes payment of each such L/C Draft or, if the Borrower shall have received notice of a Reimbursement Obligation later than 12:00 p.m. (Chicago time), on any Business Day or on a day which is not a Business Day, no later than 12:00 p.m. (Chicago time), on the immediately following Business Day or, in the case of any other draw on a Letter of Credit, the date specified in the demand of such Issuing Bank. If the Borrower at any time fails to repay a Reimbursement Obligation pursuant to this Section 3.7, the Borrower shall be deemed to have elected to borrow Revolving Loans from the Lenders, as of the date of the advance giving rise to the Reimbursement Obligation, equal in amount to the unpaid Reimbursement Obligation. Such Revolving Loans shall be made as of the date of the payment giving rise to such Reimbursement Obligation, automatically, without notice and without any requirement to satisfy the conditions precedent otherwise applicable to an Advance of Revolving Loans. Such Revolving Loans shall constitute a Floating Rate Advance, the proceeds of which Advance shall be used to repay such Reimbursement Obligation. If, for any reason, the Borrower fails to repay a Reimbursement Obligation on the day such Reimbursement Obligation arises and, for any reason, the Lenders are unable to make or have no obligation to make Revolving Loans, then such Reimbursement Obligation shall bear interest from and after such day, until paid in full, at the interest rate applicable to a Floating Rate Advance.

3.8 Letter of Credit Fees. The Borrower agrees to pay:

(i) quarterly, in arrears, to the Administrative Agent for the ratable benefit of the Lenders, except as set forth in Section 9.2, a letter of credit fee at a rate per annum equal to the Applicable L/C Fee Percentage on the average daily outstanding amount available for drawing under all Letters of Credit;

(ii) quarterly, in arrears, to the Issuing Bank, a letter of credit fronting fee equal to 0.25% per annum on the average daily outstanding stated amount available for drawing under all Letters of Credit issued by such Issuing Bank; and

(iii) to the Issuing Bank, all customary fees and other issuance, amendment, cancellation, document examination, negotiation, transfer and presentment expenses and related charges in connection with the issuance, amendment, cancellation, presentation of

L/C Drafts, negotiation, transfer and the like customarily charged by such Issuing Bank with respect to standby Letters of Credit, payable at the time of invoice of such amounts.

3.9 Issuing Bank Reporting Requirements. In addition to the notices required by Section 3.5(B), the Issuing Bank shall, no later than the tenth Business Day following the last day of each month, provide to the Administrative Agent, upon the Administrative Agent's request, schedules, in form and substance reasonably satisfactory to the Administrative Agent, showing the date of issue, account party, expiration date and the reference number of each Letter of Credit issued by it outstanding at any time during such month and the aggregate amount payable by the Borrower during such month. In addition, upon the request of the Administrative Agent, the Issuing Bank shall furnish to the Administrative Agent copies of any Letter of Credit and any application for or reimbursement agreement with respect to a Letter of Credit to which the Issuing Bank is party and such other documentation as may reasonably be requested by the Administrative Agent. Upon the request of any Lender, the Administrative Agent will promptly provide to such Lender information concerning such Letters of Credit.

3.10 Indemnification; Exoneration.

(A) Indemnification. In addition to amounts payable as elsewhere provided in this Article III, the Borrower hereby agrees to protect, indemnify, pay and save harmless the Administrative Agent, each Issuing Bank and each Lender from and against any and all liabilities and costs which the Administrative Agent, such Issuing Bank or such Lender may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of any Letter of Credit other than, in the case of the Issuing Bank, as a result of its Gross Negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, or (ii) the failure of the Issuing Bank to honor a drawing under a Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto Governmental Authority (all such acts or omissions herein called "**Governmental Acts**").

(B) Risk Assumption. As among the Borrower, the Lenders, the Administrative Agent and the Issuing Bank, the Borrower assumes all risks of the acts and omissions of, or misuse of such Letter of Credit by, the beneficiary of any Letters of Credit. In furtherance and not in limitation of the foregoing, subject to the provisions of the Letter of Credit applications and Letter of Credit reimbursement agreements executed by the Borrower at the time of request for any Letter of Credit, neither the Administrative Agent, the Issuing Bank nor any Lender shall be responsible (in the absence of Gross Negligence or willful misconduct in connection therewith, as determined by the final judgment of a court of competent jurisdiction): (i) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of the Letters of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) for failure of the beneficiary of a Letter of Credit to comply duly with conditions required in order to draw upon such Letter of Credit; (iv) for errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex, or other similar form of teletransmission or otherwise; (v) for errors in interpretation of technical trade terms; (vi) for any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any Letter of Credit or of the proceeds thereof; (vii) for the misapplication by the beneficiary of a Letter of Credit of the proceeds of any drawing under such Letter of Credit; and (viii) for any consequences arising from causes beyond the control of the Administrative Agent, the Issuing Bank and the Lenders, including, without limitation, any Governmental Acts. None of the above shall affect, impair, or prevent the vesting of the Issuing Bank's rights or powers under this Section 3.10.

(C) No Liability. In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by the Issuing Bank under or in connection with the Letters of Credit or any related certificates shall not, in the absence of Gross Negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, put the Issuing Bank, the Administrative Agent or any Lender under any resulting liability to the Borrower or relieve the Borrower of any of its obligations hereunder to any such Person.

(D) Survival of Agreements and Obligations. Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 3.10 shall survive the payment in full of principal and interest hereunder, the termination of the Letters of Credit and the termination of this Agreement.

3.11 Cash Collateral. Notwithstanding anything to the contrary herein or in any application for a Letter of Credit, after the occurrence and during the continuance of a Default, the Borrower shall, on the Business Day that it receives Administrative Agent's demand, deliver to the Administrative Agent for the benefit of the Lenders and the Issuing Bank, cash, or other collateral of a type satisfactory to the Required Lenders, having a value, as determined by such Lenders, equal to the aggregate amount of the outstanding L/C Obligations. In addition, for so long as the Revolving Credit Availability is at any time less than the amount of all contingent L/C Obligations outstanding at any time, the Borrower shall deposit cash collateral with the Administrative Agent in Dollars in an amount equal to the amount by which such L/C Obligations exceed such Revolving Credit Availability. During such period, (i) any such cash collateral shall be held by the Administrative Agent in a separate account appropriately designated as a cash collateral account in relation to this Agreement and the Letters of Credit and retained by the Administrative Agent for the benefit of the Lenders and the Issuing Bank as collateral security for the Borrower's obligations in respect of this Agreement and each of the Letters of Credit and L/C Drafts, and (ii) such amounts shall be applied to reimburse the Issuing Bank for drawings or payments under or pursuant to Letters of Credit or L/C Drafts. If no Default shall be continuing, amounts remaining in any cash collateral account established pursuant to this Section 3.11 which are not to be applied to reimburse the Issuing Bank for amounts actually paid or to be paid by such Issuing Bank in respect of a Letter of Credit or L/C Draft, shall be returned to the Borrower, after deduction of the Administrative Agent's expenses incurred in connection with such cash collateral account.

ARTICLE IV: CHANGE IN CIRCUMSTANCES

4.1 Yield Protection. If any law or any governmental or quasi-governmental rule, regulation, policy, guideline or directive (whether or not having the force of law) adopted after the date of this Agreement and having general applicability to all banks within the jurisdiction in which such Lender operates (excluding, for the avoidance of doubt, the effect of and phasing in of capital requirements or other regulations or guidelines passed prior to the date of this Agreement), or any interpretation or application thereof by any Governmental Authority charged with the interpretation or application thereof, or the compliance of any Lender therewith,

(i) subjects any Lender or any applicable Lending Installation to any tax, duty, charge or withholding on or from payments due from the Borrower (excluding taxation of the overall net income of any Lender or taxation of a similar basis, which are governed by Section 2.15(E)), or changes the basis of taxation of payments to any Lender in respect of its Revolving Loan Commitment, Loans, its L/C Interests, the Letters of Credit or other amounts due it hereunder, or

(ii) imposes or increases or deems applicable any reserve, assessment, insurance charge, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or any applicable Lending Installation (other than reserves and assessments taken into account in determining the interest rate applicable to Eurocurrency Rate Loans) with respect to its Revolving Loan Commitment, Loans, L/C Interests or the Letters of Credit, or

(iii) imposes any other condition the result of which is to increase the cost to any Lender or any applicable Lending Installation of making, funding or maintaining its Revolving Loan Commitment, the Loans, the L/C Interests or the Letters of Credit or reduces any amount receivable by any Lender or any applicable Lending Installation in connection with its Revolving Loan Commitment, Loans or Letters of Credit, or requires any Lender or any applicable Lending Installation to make any payment calculated by reference to the amount of Revolving Loan Commitment, Loans or L/C Interests held or interest received by it or by reference to the Letters of Credit, by an amount deemed material by such Lender;

and the result of any of the foregoing is to increase the cost to that Lender of making, renewing or maintaining its Revolving Loan Commitment, Loans, L/C Interests, or Letters of Credit or to reduce any amount received under this Agreement, then, within fifteen (15) days after receipt by the Borrower of written demand by such Lender pursuant to Section 4.5, the Borrower shall pay such Lender that portion of such increased expense incurred or reduction in an amount received which such Lender determines is attributable to making, funding and maintaining its Loans, L/C Interests, Letters of Credit and its Revolving Loan Commitment.

4.2 Changes in Capital Adequacy Regulations. If a Lender determines (i) the amount of capital required or expected to be maintained by such Lender, any Lending Installation of such Lender or any corporation controlling such Lender is increased as a result of a “Change” (as defined below), and (ii) such increase in capital will result in an increase in the cost to such Lender of maintaining its Revolving Loan Commitment, Loans, L/C Interests, the Letters of Credit or its obligation to make Loans hereunder, then, within fifteen (15) days after receipt by the Borrower of written demand by such Lender pursuant to Section 4.5, the Borrower shall pay such Lender the amount necessary to compensate for any shortfall in the rate of return on the portion of such increased capital which such Lender determines is attributable to this Agreement, its Revolving Loan Commitment, its Loans, its L/C Interests, the Letters of Credit or its obligation to make Loans hereunder (after taking into account such Lender's policies as to capital adequacy). "**Change**" means (i) any change after the date of this Agreement in the "Risk-Based Capital Guidelines" (as defined below) excluding, for the avoidance of doubt, the effect of any phasing in of such Risk-Based Capital Guidelines or any other capital requirements passed prior to the date hereof, or (ii) any adoption of or change in any other law, governmental or quasi-governmental rule, regulation, policy, guideline, interpretation, or directive (whether or not having the force of law) after the date of this Agreement which affects the amount of capital required or expected to be maintained by any Lender or any Lending Installation or any corporation controlling any Lender. "**Risk-Based Capital Guidelines**" means (i) the risk-based capital guidelines in effect in the United States on the date of this Agreement, including transition rules, and (ii) the corresponding capital regulations promulgated by regulatory authorities outside the United States implementing the July 1988 report of the Basle Committee on Banking Regulation and Supervisory Practices Entitled "International Convergence of Capital Measurements and Capital Standards," including transition rules, and any amendments to such regulations adopted prior to the date of this Agreement.

4.3 Illegality; Availability of Types of Advances. If (i) any Lender determines that maintenance of its Eurocurrency Rate Loans at a suitable Lending Installation would violate any applicable law, rule, regulation or directive, whether or not having the force of law, or (ii) the Required Lenders determine that (x) deposits of a type, currency or maturity appropriate to match fund Eurocurrency Rate Loans are not available or (y) the interest rate applicable to a Eurocurrency Rate Loan does not accurately reflect the cost of making or maintaining such an Advance, then the Administrative Agent shall suspend the availability of the affected Type of Advance and, in the case of any occurrence set forth in clause (i), require any Advances of the affected Type to be repaid or converted into another Type.

4.4 Funding Indemnification. Subject to Sections 2.5(B)(i), (ii), and (iii), if any payment of a Eurocurrency Rate Loan occurs on a date which is not the last day of the applicable Interest Period, whether because of acceleration, prepayment, or otherwise, or a Eurocurrency Rate Loan is not made on the date specified by the Borrower for any reason other than default by the Lenders, or a Eurocurrency Rate Loan is not prepaid on the date specified by the Borrower for any reason, the Borrower shall indemnify each Lender for any loss or cost incurred by it resulting therefrom, including, without limitation, any loss or cost in liquidating or employing deposits acquired to fund or maintain the Eurocurrency Rate Loan. In connection with any assignment by any Lender of any portion of the Loans made pursuant to Section 14.3 and made during the Syndication Period, and if, notwithstanding the provisions of Section 2.4, the Borrower has requested and the Administrative Agent has consented to the use of the Eurocurrency Rate, the Borrower shall be deemed to have repaid all outstanding Eurocurrency Rate Advances of such Lender as of the effective date of such assignment and reborrowed such amount as a Floating Rate Advance and/or Eurocurrency Rate Advance (chosen in accordance with the provisions of Section 2.4) and the indemnification provisions under this Section 4.4 shall apply.

4.5 Lender Statements; Survival of Indemnity. If reasonably possible, each Lender shall designate an alternate Lending Installation with respect to its Eurocurrency Rate Loan to reduce any liability of the Borrower to such Lender under Sections 4.1 and 4.2 or to avoid the unavailability of a Type of Advance under Section 4.3, so long as such designation is not, in the judgment of the Lender, disadvantageous to such Lender. Each Lender shall deliver a written statement of such Lender to the Borrower (with a copy to the Administrative Agent) as to the amount due, if any, under Section 2.15(E), 4.1, 4.2 or 4.4 and shall set forth in reasonable detail the calculations upon which such Lender determined such amount and shall be final, conclusive and binding on the Borrower in the absence of manifest error. Determination of amounts payable under such Sections in connection with a Eurocurrency Rate Loan shall be calculated as though each Lender funded its Eurocurrency Rate Loan through the purchase of a deposit of the type, currency and maturity corresponding to the deposit used as a reference in determining the Eurocurrency Rate applicable to such Loan, whether in fact that is the case or not. Unless otherwise provided herein, the amount specified in the written statement of any Lender shall be payable on demand after receipt by the Borrower of such statement. The obligations of the Borrower under Sections 2.15(E), 4.1, 4.2 and 4.4 shall survive payment of the Obligations and termination of this Agreement.

4.6 Usury. All agreements between the Borrower and the Administrative Agent and the Lenders are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the Indebtedness evidenced hereby or otherwise, shall the amount paid or agreed to be paid to the Lenders for the use or the forbearance of the Indebtedness evidenced hereby exceed the maximum permissible under applicable law. As used herein, the term shall mean the law in effect as of the date hereof; provided, however, that in the event there is a change in the law which results in a higher permissible rate of interest, then this Agreement, any promissory note evidencing the Revolving Loans, the Swing Line Loans and/or the Term Loans shall be governed by such new law as of its effective date. In this regard, it is expressly agreed that it is the intent of the Borrower, the Administrative Agent and the Lenders in the execution, delivery and acceptance of any of the above-described promissory notes never to charge or contract for the payment of interest in excess of that permitted by applicable law. If, under or from any circumstances whatsoever, fulfillment of any provision hereof or of any of the Loan Documents executed in connection herewith or of any Collateral Documents at the time performance of such provision shall be due, shall involve transcending the limit permitted by applicable law, then the obligation to be fulfilled shall automatically be reduced to such limit, and if under or from any circumstances whatsoever any Lender should ever receive as interest an amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the principal balance evidenced by the applicable promissory note and not to the payment of interest. This provision shall control every other provision of all Loan Documents among the Borrower, the Administrative Agent and the Lenders.

ARTICLE V: CONDITIONS PRECEDENT

5.1 Initial Advances, Letters of Credit and Term Loan Installments. (i) The Lenders shall not be required to make the initial Loans or issue any Letters of Credit or fund any Term Loan Installments unless such initial Loans and Term Loan Installments are made not later than July 31, 2001 (it being understood that, if the initial Loans have been made hereunder but any Term Loan Installments remain unfunded on July 31, 2001, the Aggregate Term Loan Commitment and each Term Loan Lender's commitment to fund the unfunded Term Loan Installments shall be automatically and permanently reduced in accordance with Section 2.6(b)).

(ii) Without in any way limiting clause (i) above, the Lenders shall not be required to make the initial Loans or issue any Letters of Credit or fund any of the three Acquisition Installments unless the Borrower has furnished to the Administrative Agent each of the following, with sufficient copies for the Lenders, all in form and substance satisfactory to the Administrative Agent and the Lenders (it being understood that the Borrower shall only be required to furnish such items in connection with an Acquisition Installment for the applicable Target Company whose Acquisition Transaction will be consummated after giving effect to such Acquisition Installment):

(1) Copies of the Certificate of Incorporation (or other comparable constituent document) of the Borrower, each Material Subsidiary as of the Closing Date or the applicable Term Loan Funding Date (collectively, the "**Initial Loan Parties**") and Mandara U.S., together with all amendments and a certificate of good standing (or comparable document), both certified by the appropriate governmental officer in its jurisdiction of incorporation;

(2) Copies, certified by the Secretary, Assistant Secretary or authorized representative of each of the Initial Loan Parties and Mandara U.S. of their respective By-Laws (or other comparable governing document) and of their respective board of directors' or comparable resolutions (and resolutions of other governing bodies, if any are deemed necessary by counsel for any Lender) authorizing the execution of the Loan Documents entered into by it;

(3) An incumbency certificate, executed by the Secretary, Assistant Secretary or authorized representative of each of the Initial Loan Parties, which shall identify by name and title and bear the signature of the officers or authorized representatives of the applicable Initial Loan Party authorized to sign the Loan Documents (including, for the Borrower, the officers thereof authorized to make borrowings hereunder), upon which certificate the Lenders shall be entitled to rely until informed of any change in writing by the applicable Initial Loan Party or the Borrower on its behalf;

(4) A certificate, in form and substance satisfactory to the Administrative Agent, signed by an Authorized Officer of the Borrower, certifying that on the Closing Date or the applicable Term Loan Funding Date all the representations in this Agreement are true and correct (unless such representation and warranty is made as of a specific date, in which case, such representation and warranty shall be true and correct as of such date), no Default or Unmatured Default has occurred and is continuing and no material adverse change in the business, condition (financial or otherwise), operations, properties or prospects of (i) the Borrower and its

Subsidiaries (taken as a whole), (ii) any applicable Target Company and its respective Subsidiaries (taken as a whole) or (iii) the Borrower, the Target Companies and their respective Subsidiaries (taken as a whole) has occurred since (i) December 31, 2000 or (ii) the pro forma financial statements (including consolidated balance sheet) and Projections of the Borrower and its Subsidiaries provided to the Arranger and the Lenders, each of which give effect to the Acquisition Transactions;

(5) Written opinions of the Initial Loan Parties' counsel, addressed to the Administrative Agent and the Lenders, in substantially the forms attached hereto as Exhibit E;

(6) (i) Audited financial statements for the Borrower and its consolidated Subsidiaries, and to the extent available, for an applicable Target Company and its respective consolidated Subsidiaries, for the fiscal year ended December 31, 2000; (ii) unaudited quarterly financial statements for the Borrower and its consolidated Subsidiaries, and to the extent available, for such applicable Target Company and its respective consolidated Subsidiaries, for the fiscal quarter ended March 31, 2001; (iii) pro forma financial statements of the Borrower and its consolidated Subsidiaries after taking into account the applicable Acquisition Transaction; and (iv) such other information as the Arranger and the Lenders may reasonably request to confirm the tax, legal, and business assumptions made in such pro forma financial statements;

(7) A copy of any fairness opinion, if available to the Borrower without expense, from each applicable Target Company's investment banker addressed to such Target Company's board of directors (or equivalent governing body), relating to the terms of the related Acquisition Transaction;

(8) Evidence reasonably satisfactory to the Administrative Agent that each applicable Target Company's and the Borrower's respective directors (or comparable individuals) and/or shareholders shall have approved the applicable Acquisition Transaction, as may be required by such applicable Target Company's and/or Borrower's organizational documents or by applicable law; and all regulatory and legal approvals for the applicable Acquisition Transaction shall have been obtained, all related filings shall have been made and any applicable waiting periods shall have expired or been terminated;

(9) (i) A certificate from the Borrower in form and substance reasonably satisfactory to the Administrative Agent stating that (x) the applicable Acquisition Documents have not been amended

except as disclosed to the Administrative Agent in writing, (y) the representations and warranties of the Borrower and its Subsidiaries in each such Acquisition Document are accurate in all material respects as of the date of the respective Acquisition Transaction closing unless such representation or warranty is made as of a specific date, in which case, such representation or warranty shall be true and correct as of such date, and (z) to the knowledge of the Borrower, the conditions to closing contained therein shall have been satisfied or waived with the concurrence of the Administrative Agent (not to be unreasonably withheld); (ii) the Administrative Agent shall have received copies of opinions of counsel satisfactory to it as to the enforceability of such Acquisition Documents in respect of the Borrower; and (iii) any amendments to the applicable Acquisition Documents shall be reasonably acceptable to the Administrative Agent (including, without limitation, the amount and form of consideration to be paid in such Acquisition Transaction);

(10) Evidence reasonably satisfactory to the Administrative Agent that the applicable Acquisition Transaction shall have been consummated or shall be consummated substantially concurrently with the funding of the particular Acquisition Installment designated for such Acquisition Transaction hereunder or within a reasonable time period consented to by the Administrative Agent after such funding;

(11) With respect to any Acquisition Installment, delivery of supplements to the Schedules to this Agreement reflecting the consummation of the applicable Acquisition Transactions, which Schedules shall become effective on the date of such Acquisition;

(12) A certificate executed by the Borrower in form and substance satisfactory to the Administrative Agent stating that there exists no injunction or temporary restraining order which would prohibit the making of the Loans or the consummation of any applicable Acquisition Transaction and the other transactions contemplated by the Transaction Documents or any litigation seeking such an injunction or restraining order;

(13) A certificate of value, solvency and other appropriate factual information in form and substance reasonably satisfactory to the Administrative Agent and Arranger from the chief financial officer of the Borrower supporting the conclusions that as of the Closing Date, after giving effect to the Acquisition Transactions (whether or not consummated on or before the Closing Date), the Borrower and its Subsidiaries on a consolidated basis are Solvent and will be Solvent subsequent to incurring the Indebtedness contemplated

under the Transaction Documents, will be able to pay its debts and liabilities as they become due and will not be left with unreasonably small working capital for general corporate purposes, which information shall be consistent in all material respects with the information delivered to the Administrative Agent and the Lenders in the Bank Book;

(14) Evidence satisfactory to the Administrative Agent that the Borrower has paid to the Administrative Agent and the Arranger the fees agreed to in the fee letter dated May 11, 2001 among the Administrative Agent, the Arranger and the Borrower;

(15) All of the conditions precedent in the commitment letter dated as of May 11, 2001 and the fee letter dated May 11, 2001, among the Administrative Agent, the Arranger and the Borrower shall have been satisfied or waived; and

(16) Such other documents as the Administrative Agent or any Lender or its counsel may have reasonably requested, including, without limitation, the Collateral Documents and all other documents reflected on the List of Closing Documents attached as Exhibit F to this Agreement.

5.2 Each Advance and Letter of Credit. The Lenders shall not be required to make any Advance, or convert or continue any Advance, or issue any Letter of Credit and the Swing Line Bank shall not be required to make any Swing Line Loans hereunder, unless on the applicable Borrowing Date, or in the case of a Letter of Credit, the date on which the Letter of Credit is to be issued:

(A) No Defaults. There exists no Default or Unmatured Default (both before and after giving effect to such Advance or issuance);

(B) Representations and Warranties. All of the representations and warranties contained in Article VI are true and correct in all material respects as of such Borrowing Date (unless such representation and warranty is made as of a specific date, in which case, such representation and warranty shall be true and correct as of such date) except for changes in the Schedules to this Agreement reflecting transactions permitted by or not in violation of this Agreement; and

(C) Aggregate Revolving Loan Commitment. The Revolving Credit Obligations do not, and after making such proposed Advance or issuing such Letter of Credit would not, exceed the Aggregate Revolving Loan Commitment.

Each Borrowing/Election Notice with respect to each such Advance and the letter of credit application with respect to each Letter of Credit shall constitute a representation and warranty by the Borrower that the conditions contained in Sections 5.2(A), (B) and (C) have been satisfied. Any Lender may require a duly completed officer's certificate in substantially the form of Exhibit G hereto and/or a duly completed compliance certificate in substantially the form of Exhibit H hereto as a condition to making an Advance.

ARTICLE VI: REPRESENTATIONS AND WARRANTIES

In order to induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans and the other financial accommodations to the Borrower and to issue the Letters of Credit described herein, the Borrower represents and warrants as follows to each Lender and the Administrative Agent as of the Closing Date, each Term Loan Funding Date and on each date on which an Acquisition Transaction is consummated (giving effect to the consummation of the transactions contemplated by the Transaction Documents on the Closing Date, such Term Loan Funding Date or the date of such Acquisition Transaction), and thereafter on each other date as required by Section 5.2 (it being agreed and understood that the representations and warranties in respect of any Acquisition Transaction in this Article VI shall be effective only on and after the date of the consummation of such Acquisition Transaction).

6.1 Organization; Powers. (a) The Borrower and each of its Foreign Incorporated Subsidiaries is a company duly formed and validly existing and in good standing under the laws of the state or country of its organization (such jurisdiction being hereinafter referred to as the "**Home Country**") and each of the Borrower's Domestic Incorporated Subsidiaries is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b) The Borrower and each of its Subsidiaries (i) is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction in which failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect, and (ii) has all requisite power and authority to own, operate and encumber its property and to conduct its business as presently conducted and as proposed to be conducted.

6.2 Authority, Execution and Delivery; Transaction Documents; Special Provisions for the Borrower and Foreign Incorporated Subsidiaries.

(A) Power and Authority. The Borrower and each of its Subsidiaries has the requisite power and authority (i) to execute, deliver and perform each of the Transaction Documents which are to be executed by it in connection with the Acquisition Transactions or which have been executed by it as required by this Agreement and the other Loan Documents and (ii) to file the Transaction Documents which must be filed by it in connection with the Acquisition Transactions or which have been filed by it as required by this Agreement, the other Loan Documents or otherwise with any Governmental Authority.

(B) Execution and Delivery. The execution, delivery, performance and filing, as the case may be, of each of the Transaction Documents which must be executed or filed by the Borrower or any of its Subsidiaries in connection with the Acquisition Transactions or which have been executed or filed as required by this Agreement, the other Loan Documents or otherwise and to which the Borrower or any of its Subsidiaries is party, and the consummation of the transactions contemplated thereby, have been duly approved by the respective boards of directors (or equivalent governing body) and, if necessary, the shareholders (or equivalent holders of voting rights) of the Borrower and its Subsidiaries, and such approvals have not been rescinded. No other action or proceedings on the part of the Borrower or its Subsidiaries are necessary to consummate such transactions.

(C) Transaction Documents. Each of the Transaction Documents to which the Borrower or any of its Subsidiaries is a party has been duly executed, delivered or filed, as the case may be, by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally), is in full force and effect and no material term or condition thereof has been amended, modified or waived from the terms and conditions contained in the Transaction Documents delivered to the Administrative Agent pursuant to Section 5.1 without the prior written consent of the Administrative Agent, and the Borrower and its Subsidiaries have, and, to the best of the Borrower's and its Subsidiaries' knowledge, all other parties thereto have, performed and complied in all material respects with all the terms, provisions, agreements and conditions set forth therein and required to be performed or complied with by such parties, and no unmatured default, default or breach of any covenant by any such party exists thereunder.

(D) Filing. To ensure the enforceability or admissibility in evidence of this Agreement and each Loan Document to which the Borrower or any of its Foreign Incorporated Subsidiaries is a party in its Home Country, it is not necessary that this Agreement or any other Loan Document to which the Borrower or such Foreign Incorporated Subsidiary is a party or any other document be filed or recorded with any court or other authority in its Home Country or that any stamp or similar tax be paid to or in respect of this Agreement or any other Loan Document of the Borrower or such Foreign Incorporated Subsidiary, except for those documents which have been (or will be promptly after the Closing Date) filed or recorded and those stamp or similar taxes which have already been (or will be promptly after the Closing Date) paid, as the case may be. The qualification by any Lender or the Administrative Agent for admission to do business under the laws of the Borrower's or such Foreign Incorporated Subsidiary's Home Country does not constitute a condition to, and the failure to so qualify does not affect, the exercise by any Lender or the Administrative Agent of any right, privilege, or remedy afforded to any Lender or the Administrative Agent in connection with the Loan Documents to which the Borrower or such Foreign Incorporated Subsidiary is a party or the enforcement of any such right, privilege, or remedy against the Borrower or such Foreign Incorporated Subsidiary. The performance by any Lender or the Administrative Agent of any action required or permitted under the Loan Documents will not (i) violate any law or regulation of the Borrower's or such Foreign Incorporated Subsidiary's Home Country or any political subdivision thereof, (ii) result in any tax or other monetary liability to such party pursuant to the laws of the Borrower's or such Foreign Incorporated Subsidiary's Home Country or any political subdivision or taxing authority thereof (provided that, should any such action result in any such tax or other monetary liability to the Lender or the Administrative Agent, the Borrower hereby agrees to indemnify such Lender or the Administrative Agent, as the case may be, against (x) any such tax or other monetary liability and (y) any increase in any tax or other monetary liability which results from such action by such Lender or the Administrative Agent and, to the extent the Borrower makes such indemnification, the incurrence of such liability by the Administrative Agent or any Lender will not constitute a Default) or (iii) violate any rule or regulation of any federation or organization or similar entity of which the Borrower's or such Foreign Incorporated Subsidiary's Home Country is a member.

(E) No Immunity. None of the Borrower, any Foreign Incorporated Subsidiary thereof or any of their respective assets is entitled to immunity from suit, execution, attachment or other legal process. The Borrower's and each Foreign Incorporated Subsidiary's execution and delivery of the Loan Documents to which it is a party constitute, and the exercise of its rights and performance of and compliance with its obligations under such Loan Documents will constitute, private and commercial acts done and performed for private and commercial purposes.

6.3 No Conflict; Governmental Consents. The execution, delivery and performance of each of the Loan Documents and other Transaction Documents to which the Borrower or any of its Subsidiaries is a party do not and will not (i) conflict with the certificate or articles of incorporation or by-laws (or comparable constituent, organizational or governing documents) of the Borrower or any such Subsidiary, (ii) to the best of the Borrower's knowledge, constitute a tortious interference with any Contractual Obligation of the Borrower or any of its Subsidiaries or conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under any Requirement of Law applicable to the Borrower or any of its Subsidiaries (including, without limitation, any Environmental Property Transfer Act) or Contractual Obligation of the Borrower or any such Subsidiary, or require termination of any Contractual Obligation of the Borrower or any of its Subsidiaries, which violation, breach, default or termination, singly or in the aggregate will result in, or is reasonably likely to result in, a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien whatsoever upon any of the property or assets of the Borrower or any such Subsidiary, other than Liens permitted or created by the Loan Documents, or (iv) require any approval of the Borrower's or any such Subsidiary's board of directors (or equivalent governing body) or shareholders except such as have been obtained. Except as set forth on Schedule 6.3 to this Agreement, Borrower's or any of its Subsidiaries' execution, delivery and performance of each of the Transaction Documents to which it is a party do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by any Governmental Authority, including under any Environmental Property Transfer Act, except (i) filings, consents or notices which have been made, obtained or given, or which, if not made, obtained or given, individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect and (ii) filings necessary to create or perfect security interests in the Collateral.

6.4 Financial Statements.

(A) Pro Forma Financials. The combined pro forma balance sheet, income statements and statements of cash flow of the Borrower and its Subsidiaries, copies of which are attached hereto as Schedule 6.4 to this Agreement, present on a pro forma basis the financial condition of the Borrower and such Subsidiaries as of such date, and reflect on a pro forma basis those liabilities reflected in the notes thereto and resulting from consummation of the Acquisition Transactions, the issuance of the Mandara Subordinated Notes and the other transactions contemplated by this Agreement, and the payment or accrual of all transaction costs payable on or before the Closing Date with respect to any of the foregoing, and demonstrate that, after giving effect to the Acquisition Transactions, the Borrower and its Subsidiaries can repay their debts and satisfy their other obligations as and when due, and can comply with the requirements of this Agreement. The Projections were prepared in good faith and represent management's opinion based on the information available to the Borrower at the time so furnished and, since the preparation thereof and up to the Closing Date, there has occurred no change in the business, condition (financial or otherwise), operations, properties or prospects of the Borrower or any of its Subsidiaries, or the Borrower and its Subsidiaries taken as a whole or the Target Companies and their respective Subsidiaries taken as a whole which has had or could reasonably be expected to have a Material Adverse Effect; provided, however that this representation and warranty shall not include any Target Company or its respective Subsidiaries to the extent that the Borrower has elected not to consummate the acquisition thereof.

(B) Audited and Unaudited Financial Statements. Complete and accurate copies of (i) the audited financial statements and the audit reports related thereto of the Borrower and its consolidated Subsidiaries and, to the extent available, of the Target Companies and their respective consolidated Subsidiaries, for the fiscal year ended December 31, 2000 and (ii) unaudited quarterly financial statements of the Borrower and its consolidated Subsidiaries and, to the extent available, of the Target Companies and their respective consolidated Subsidiaries, affiliates for the fiscal quarter ended March 31, 2001 have been delivered to the Administrative Agent.

6.5 No Material Adverse Effect.

(A) Prior to Closing Date. Since (i) December 31, 2000 and (ii) the delivery of the pro forma financial statements described in Section 6.4(A) up to the Closing Date, in either case, there has occurred no change in the business, condition (financial or otherwise), operations, properties or prospects of the Borrower or any of its Subsidiaries or the Borrower and its Subsidiaries taken as a whole or the Target Companies and their respective Subsidiaries taken as a whole or any other event which has had or could reasonably be expected to have a Material Adverse Effect; provided, however, that this representation and warranty shall not include any Target Company or its respective Subsidiaries to the extent that the Borrower has elected not to consummate the acquisition thereof.

(B) From and After Closing Date. Since the Closing Date, there has occurred no change in the business, financial condition, operations or prospects of the Borrower or any of its Subsidiaries or the Borrower and its Subsidiaries taken as a whole or any other event which has had or could reasonably be expected to have a Material Adverse Effect.

6.6 Taxes.

(A) Tax Examinations. All deficiencies which have been asserted against the Borrower, or any of its Subsidiaries as a result of any federal, state, local or foreign tax examination for each taxable year in respect of which an examination has been conducted have been fully paid or finally settled or such deficiencies are being contested (or the Borrower or such Subsidiary plans to contest such deficiencies) in good faith, and no issue has been raised by any taxing authority in any such examination which, by application of similar principles, reasonably can be expected to result in assertion by such taxing authority of a material deficiency for any other year not so examined which has not been reserved for in the Borrower's consolidated financial statements to the extent, if any, required by Agreement Accounting Principles. Except as permitted pursuant to Section 7.2(D), neither of the Borrower, nor any of its Subsidiaries anticipates any tax liability with respect to the years which have not been closed pursuant to applicable law.

(B) Payment of Taxes. All tax returns and reports of the Borrower and its Subsidiaries required to be filed have been timely filed, and all taxes, assessments, fees and other governmental charges thereupon and upon their respective property, assets, income and franchises which are shown in such returns or reports to be due and payable have been paid except those items which are being contested in good faith and have been reserved for in accordance with Agreement Accounting Principles. The Borrower has no knowledge of any proposed tax assessment against the Borrower or any of its Subsidiaries that will have or could reasonably be expected to have a Material Adverse Effect.

6.7 Litigation; Loss Contingencies and Violations. Except as set forth in Schedule 6.7 (the "**Disclosed Litigation**"), there is no action, suit, proceeding, arbitration or, to the Borrower's knowledge, investigation before or by any Governmental Authority or private arbitrator pending or, to the Borrower's knowledge, threatened against or affecting the Borrower or any of its Subsidiaries or any property of any of them. Neither the Disclosed Litigation nor any action, suit, proceeding, arbitration or, to the Borrower's knowledge, investigation before or by any Governmental Authority or private arbitrator pending or, to the Borrower's knowledge, threatened against or affecting the Borrower or any of its Subsidiaries or any property of any of them which has commenced since the Closing Date (i) challenges the validity or the enforceability of any material provision of the Transaction Documents or (ii) has or could reasonably be expected to have a Material Adverse Effect. There is no material loss contingency within the meaning of Agreement Accounting Principles which has not been reflected in the consolidated financial statements of the Borrower prepared and delivered pursuant to Section 7.1(A) for the fiscal period during which such material loss contingency was incurred. Neither the Borrower nor any of its Subsidiaries is (A) in violation of any applicable Requirements of Law which violation will have or could reasonably be expected to have a Material Adverse Effect, or (B) subject to or in default with respect to any final judgment, writ, injunction, restraining order or order of any nature, decree, rule or regulation of any court or Governmental Authority which will have or could reasonably be expected to have a Material Adverse Effect.

6.8 Subsidiaries. Schedule 6.8 to this Agreement (i) contains a description of the organizational structure of the Borrower and its Subsidiaries and any other Person in which the Borrower or any of its Subsidiaries will hold an Equity Interest after giving effect to the Acquisition Transactions; and (ii) accurately sets forth (A) the correct legal name and the jurisdiction of incorporation or formation of the Borrower and each direct and indirect Subsidiary of the Borrower and the jurisdictions in which each of the Borrower and the direct and indirect Domestic Incorporated Subsidiaries of the Borrower are qualified to transact business as a foreign corporation, (B) the authorized, issued and outstanding shares of each class of Capital Units of the Borrower and each of its Subsidiaries and the owners of such shares (both as of the Closing Date and on a fully-diluted basis), and (C) a summary of the direct and indirect partnership, joint venture, or other Equity Interests, if any, of the Borrower and each of its Subsidiaries in any Person that is not a corporation. Except as disclosed on Schedule 6.8, none of the issued and outstanding Capital Units of the Borrower or any of its Subsidiaries is subject to any vesting, redemption, or repurchase agreement, and there are no warrants or options outstanding with respect to such Capital Units.

6.9 ERISA. Except as disclosed on Schedule 6.9, no Benefit Plan has incurred any accumulated funding deficiency (as defined in Sections 302(a)(2) of ERISA and 412(a) of the Code) whether or not waived. Neither the Borrower nor any member of the Controlled Group has incurred any material liability to the PBGC which remains outstanding other than the payment of premiums, and there are no premium payments which have become due which are unpaid. Schedule B to the most recent annual report filed with the IRS with respect to each Benefit Plan and furnished to the Lenders is complete and accurate. Since the date of each such Schedule B, there has been no material adverse change in the funding status or financial condition of the Benefit Plan relating to such Schedule B. Neither the Borrower nor any member of the Controlled Group has (i) failed to make a required contribution or payment to a Multiemployer Plan or (ii) made a complete or partial withdrawal under Sections 4203 or 4205 of ERISA from a Multiemployer Plan. Neither the Borrower nor any member of the Controlled Group has failed to make a required installment or any other required payment under Section 412 of the Code on or before the due date for such installment or other payment. Neither the Borrower nor any member of the Controlled Group is required to provide security to a Benefit Plan under Section 401(a)(29) of the Code due to a Plan amendment that results in an increase in current liability for the plan year. Except as set forth on Schedule 6.9, neither the Borrower nor any of its Subsidiaries maintains or contributes to any employee welfare benefit plan within the meaning of Section 3(1) of ERISA which provides benefits to employees after termination of employment other than as required by Section 601 of ERISA. Each Plan which is intended to be qualified under Section 401(a) of the Code as currently in effect is so qualified in all material respects, and each trust related to any such Plan is exempt from federal income tax under Section 501(a) of the Code as currently in effect. The Borrower and each of its Subsidiaries are in compliance in all material respects with the responsibilities, obligations and duties imposed on them by ERISA and the Code with respect to all Plans. Neither the Borrower nor any of its Subsidiaries nor any fiduciary of any Plan has engaged in a nonexempt prohibited transaction described in Sections 406 of ERISA or 4975 of the Code which could reasonably be expected to subject the Borrower or its Subsidiaries to liability in excess of $2,000,000. Neither the Borrower nor any member of the Controlled Group has taken or failed to take any action which would constitute or result in a Termination Event, which action or inaction could reasonably be expected to subject the Borrower or any of its Subsidiaries to liability, individually or in the aggregate, in excess of $2,000,000. Neither the Borrower nor any Subsidiary is subject to any liability under Sections 4063, 4064, 4069, 4204 or 4212(c) of ERISA and no other member of the Controlled Group is subject to any liability under Sections 4063, 4064, 4069, 4204 or 4212(c) of ERISA which could reasonably be expected to subject the Borrower or any of its Subsidiaries to liability, individually or in the aggregate, in excess of $2,000,000 (other than liabilities of any ERISA affiliate which could not, by operation of law or otherwise, become a liability of the Borrower or any Subsidiary). Except as set forth on Schedule 6.9, neither the Borrower nor any of its Subsidiaries has, by reason of the transactions contemplated hereby or by the other Transaction Documents, any obligation to make any payment to any employee pursuant to any Plan or existing contract or arrangement.

6.10 Accuracy of Information. The exhibits and reports of the Borrower and any of its Subsidiaries furnished to the Administrative Agent or to any Lender in connection with the negotiation of, or compliance with, the Loan Documents, the representations and warranties of the Borrower and its Subsidiaries contained in the Loan Documents, and all certificates delivered to the Administrative Agent and the Lenders pursuant to the terms thereof, taken as a whole, do not contain as of the date furnished any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. The Projections, together with the revenue projections through December 31, 2004 based upon an analysis of the cruise ship contracts to which any of the Loan Parties are a party (the "**Operational Projections**") were prepared by the Borrower in good faith based upon the information available to the Borrower at the time so prepared, and there has not occurred since the date thereof, any events as of the Closing Date that would, in the aggregate, materially adversely affect the Operational Projections, and the Borrower believes that the Operational Projections and Projections are based on reasonable assumptions and constitute a fair estimate of future performance subject to the uncertainties inherent in all projections.

6.11 Securities Activities. Margin Stock constitutes less than twenty-five percent (25%) of the value of those assets of the Borrower and its Subsidiaries which are subject to any limitation on sale, pledge, or other restriction hereunder.

6.12 Material Agreements. Neither the Borrower nor any of its Subsidiaries is a party to any Contractual Obligation or subject to any charter or other corporate restriction which individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect. Neither the Borrower nor any of its Subsidiaries has received notice or has knowledge that (i) it is in default in the performance, observance or fulfillment of any of the material obligations, covenants or conditions contained in any Contractual Obligation applicable to it, or (ii) any condition exists which, with the giving of notice or the lapse of time or both, would constitute a default with respect to any such Contractual Obligation, in each case, except where such default or defaults, if any, individually or in the aggregate will not have or could not reasonably be expected to have a Material Adverse Effect.

6.13 Compliance with Laws. The Borrower and its Subsidiaries are in compliance with all Requirements of Law applicable to them and their respective businesses, in each case where the failure to so comply individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

6.14 Assets and Properties. The Borrower and each of its respective Subsidiaries has good and marketable title to all of its assets and properties (tangible and intangible, real or personal) owned by it or a valid leasehold interest in all of its leased assets (except insofar as marketability may be limited by any laws or regulations of any Governmental Authority affecting such assets), and all such assets and property are free and clear of all Liens, except Liens permitted under Section 7.3(C). Substantially all of the assets and properties owned by, leased to or used by the Borrower and/or each such Subsidiary of the Borrower are in adequate operating condition and repair, ordinary wear and tear excepted (except to the extent that failure to be in such condition does not have or could not reasonably be expected to have a Material Adverse Effect). Neither this Agreement nor any other Transaction Document, nor any transaction contemplated under any such agreement, will affect any right, title or interest of the Borrower or such Subsidiary in and to any of such assets in a manner that would have or could reasonably be expected to have a Material Adverse Effect.

6.15 Statutory Indebtedness Restrictions. Neither the Borrower nor any of its Subsidiaries is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, or the Investment Company Act of 1940, or any other foreign, federal or state statute or regulation which limits its ability to incur indebtedness or its ability to consummate the transactions contemplated hereby or by the other Transaction Documents.

6.16 Insurance. Schedule 6.16 to this Agreement accurately sets forth all insurance policies and programs currently in effect with respect to the respective properties, assets, liabilities and business of the Borrower and its Subsidiaries, specifying, for each such policy and program, (i) the amount thereof, (ii) the risks insured against thereby, (iii) the name of the insurer and each insured party thereunder, (iv) the policy or other identification number thereof, (v) the expiration date thereof, (vi) the annual premium with respect thereto and (vii) any reserves relating to any self-insurance program that is in effect. Such insurance policies and programs reflect coverage that is reasonably consistent with prudent industry practice and shall include, without limitation, property, liability and business interruption insurance.

6.17 Labor Matters. There has been no attempt to organize the employees of the Borrower or any of its Subsidiaries other than the organized Italian labor activity disclosed to the Administrative Agent prior to the Closing Date, and no labor disputes, strikes or walkouts affecting the operations of the Borrower or any of its Subsidiaries, is pending, or, to the Borrower's knowledge, threatened, planned or contemplated which will have or could reasonably be expected to have a Material Adverse Effect.

6.18 Acquisition Transactions. As of the date of the consummation of each Acquisition Transaction and immediately prior to making the related Acquisition Installment to enable such consummation:

(i) the Acquisition Documents for such Acquisition Transaction are in full force and effect, no material breach, default or waiver of any term or provision of any such Acquisition Documents by the Borrower or any of its Subsidiaries or, to the best of the Borrower's knowledge, the other parties thereto has occurred (except for such breaches, defaults and waivers, if any, consented to in writing by the Administrative Agent) and no action has been taken by any competent Governmental Authority which restrains, prevents or imposes any material adverse condition upon, or seeks to restrain, prevent or impose any material adverse condition upon, such Acquisition Transaction;

(ii) the representations and warranties of the Borrower and any of the Borrower's Subsidiaries contained in the applicable Acquisition Documents, if any, are true and correct in all material respects;

(iii) except as set forth on Schedule 6.18, all conditions precedent to, and all material consents necessary to permit, such Acquisition Transaction pursuant to the applicable Acquisition Documents have been satisfied or waived with the prior written consent of the Administrative Agent, and such Acquisition Transaction has been consummated in accordance with the applicable Acquisition Documents and the Borrower has obtained good and marketable title to the Capital Units or other assets to be acquired free and clear of any Liens other than Liens permitted under Section 7.3(C);

(iv) the Borrower shall have delivered supplements to the Schedules to this Agreement reflecting the consummation of the applicable Acquisition Transaction, which Schedules shall become effective on the date of such Acquisition;

(v) (i) The Liens granted by the Collateral Documents on or before the date of such Acquisition Transaction, under any applicable law, shall, subject to the Liens permitted pursuant to Section 7.3(C), create a first priority, perfected security interest in the Collateral and the Borrower shall have paid all applicable search, recording, filing taxes, fees and other expenses in connection with the perfection of such first priority Liens, and (ii) the Administrative Agent and the Lenders shall have received opinions of foreign counsel with respect to each Collateral Document executed by a Material Subsidiary that is a Foreign Incorporated Subsidiary, or the Limited Liability Company Collateral Assignment or Pledge Agreement under which the Capital Units of a Subsidiary that is a Foreign Incorporated Subsidiary has been pledged, to be delivered on the date of the applicable Acquisition Transaction, addressed to the Administrative Agent, the Issuing Bank, the Swing Line Bank and the Lenders, in form and substance reasonably acceptable to the Administrative Agent.

6.19 Environmental Matters.

(A) Environmental Representations. Except as disclosed on Schedule 6.19 to this Agreement:

(i) the operations of the Borrower and its Subsidiaries comply in all material respects with Environmental, Health or Safety Requirements of Law;

(ii) the Borrower and its Subsidiaries have all permits, licenses or other authorizations required under Environmental, Health or Safety Requirements of Law which the failure to obtain will or could reasonably be expected to have a Material Adverse Effect and are in material compliance with such permits;

(iii) neither the Borrower, any of its Subsidiaries nor any of their respective present property or operations, or, to the Borrower's or any of its Subsidiaries' knowledge, any of their respective past property or operations, are subject to or the subject of, any investigation known to the Borrower or any of its Subsidiaries, any judicial or administrative proceeding, order, judgment, decree, settlement or other agreement respecting: (A) any material violation of Environmental, Health or Safety Requirements of Law; (B) any remedial action; or (C) any material claims or liabilities arising from the Release or threatened Release of a Contaminant into the environment;

(iv) there is not now, nor to the Borrower's or any of its Subsidiaries' knowledge has there ever been, on or in the property of the Borrower or any of its Subsidiaries any landfill, waste pile, underground storage tanks, aboveground storage tanks, surface impoundment or hazardous waste storage facility of any kind, any polychlorinated biphenyls (PCBs) used in hydraulic oils, electric transformers or other equipment, or any asbestos containing material; and

(v) neither the Borrower nor any of its Subsidiaries has any material Contingent Obligation in connection with any Release or threatened Release of a Contaminant into the environment.

(B) Materiality. For purposes of this Section 6.19 "material" means any noncompliance or basis for liability which could reasonably be likely to subject the Borrower or any of its Subsidiaries to liability, individually or in the aggregate, in excess of $2,000,000.

6.20 Solvency. After giving effect to (i) the Loans to be made on the Closing Date or such other date as Loans requested hereunder are made, (ii) the other transactions contemplated by this Agreement and the other Transaction Documents, including the consummation of the Acquisition Transactions and the issuance of the Mandara Subordinated Notes, and (iii) the payment and accrual of all transaction costs with respect to the foregoing, the Borrower and its Subsidiaries taken as a whole are Solvent.

6.21 Collateral Documents. Each Collateral Document is effective to create in favor of the Administrative Agent, for the benefit of the Holders of Secured Obligations, a legal, valid and enforceable security interest in the Collateral described therein. The Borrower and its Material Subsidiaries have granted in favor of the Administrative Agent, for the benefit of the Holders of Secured Obligations, a fully perfected, first priority Lien on, and security interest in all right, title and interest of the Borrower or the applicable Subsidiaries thereof party thereto in the Collateral described in each such Collateral Document, subject to the Liens permitted pursuant to Section 7.3(C) hereof.

6.22 Foreign Employee Benefit Matters. (a) Each Foreign Employee Benefit Plan is in compliance in all material respects with all laws, regulations and rules applicable thereto and the respective requirements of the governing documents for such Plan; (b) the aggregate of the accumulated benefit obligations under all Foreign Pension Plans does not exceed to any material extent the current fair market value of the assets held in the trusts or similar funding vehicles for such Plans; (c) with respect to any Foreign Employee Benefit Plan maintained or contributed to by the Borrower or any Subsidiary or any member of its Controlled Group (other than a Foreign Pension Plan), reasonable reserves have been established in accordance with prudent business practice or where required by ordinary accounting practices in the jurisdiction in which such Plan is maintained; and (d) there are no material actions, suits or claims (other than routine claims for benefits) pending or, to the knowledge of the Borrower and its Subsidiaries, threatened against the Borrower or any Subsidiary of it or any member of its Controlled Group with respect to any Foreign Employee Benefit Plan. For purposes of this Section 6.24, the term "material" shall have the meaning set forth in Section 7.1(D).

ARTICLE VII: COVENANTS

The Borrower covenants and agrees that so long as any Commitments are outstanding and thereafter until the Facility Termination Date, unless the Required Lenders shall otherwise give prior written consent (it being agreed and understood that the covenants in respect of any Acquisition Transaction in this Article VII shall be effective only on and after the date of the consummation of such Acquisition Transaction):

7.1 Reporting. The Borrower shall:

(A) Financial Reporting. Furnish to the Administrative Agent (with sufficient copies for each of the Lenders):

(i) Quarterly Reports. As soon as practicable, and in any event within fifty (50) days after the end of the first three fiscal quarters and within sixty-five (65) days of the fourth fiscal quarter, the consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such period and the related consolidated and consolidating statements of income, stockholder's equity and cash flows of the Borrower and its Subsidiaries for such fiscal quarter and, with respect to each quarter other than the fourth quarter, for the full period from the beginning of the then current fiscal year to the end of such fiscal quarter, certified by the chief financial officer of the Borrower as fairly presenting the consolidated and consolidating financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in accordance with Agreement Accounting Principles, subject to normal year-end audit adjustments, together with (x) in comparative form the corresponding figures of the Borrower and its Subsidiaries for the period ending on the corresponding calendar quarter in the previous fiscal year if such corresponding calendar quarter began after the Closing Date, and (y) any management discussion and analysis of such financial statements prepared for presentation to the board of directors or comparable governing body of the Borrower.

(ii) Annual Reports. As soon as practicable, and in any event within one hundred five (105) days after the end of each fiscal year, (a) the consolidated and consolidating balance sheets of the Borrower and its Subsidiaries as at the end of such fiscal year and the related consolidated and consolidating statements of income, stockholders' equity and cash flows of the Borrower and its Subsidiaries for such fiscal year, and in comparative form the corresponding figures for the previous fiscal year along with consolidating schedules in form and substance sufficient to calculate the financial covenants set forth in Section 7.4 and (b) an audit report on the items listed in clause (a) hereof (other than the consolidating schedules) of independent certified public accountants of recognized national standing, which audit report shall be unqualified and shall state that such financial statements fairly present the consolidated and consolidating financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in conformity with Agreement Accounting Principles and that the examination by such accountants in connection with such consolidated and consolidating financial statements has been made in accordance with generally accepted auditing standards. The deliveries made pursuant to this clause (iii) shall be accompanied by (x) any management letter prepared by the above-referenced accountants promptly after becoming available, and (y) a certificate of such accountants that, in the course of their examination necessary for their certification of the foregoing, they have obtained no knowledge of any Default or Unmatured Default, or if, in the opinion of such accountants, any Default or Unmatured Default shall exist, stating the nature and the status thereof.

(iii) Officer's Certificate. Together with each delivery of any financial statement (a) pursuant to clauses (i) and (ii) of this Section 7.1(A), an Officer's Certificate from an Authorized Officer of the Borrower, substantially in the form of Exhibit G attached hereto and made a part hereof, stating that (x) the representations and warranties of the Borrower and its Subsidiaries contained in Article VI hereof shall have been true and correct (unless such representation or warranty is made as of a specific date, in which case, such representation and warranty shall be true and correct as of such date) at all times during the period covered by such financial statements and as of the date of such Officer's Certificate and (y) as of the date of such Officer's Certificate no Default or Unmatured Default exists, or if any Default or Unmatured Default exists, stating the nature and status thereof and (b) pursuant to clauses (i) and (ii) of this Section 7.1(A), a compliance certificate, substantially in the form of Exhibit H attached hereto and made a part hereof, signed by the chief financial officer of the Borrower, setting forth calculations for the period then ended for Section 2.5(B), if applicable, which demonstrate compliance, when applicable, with the provisions of Sections 7.3 and Section 7.4, and which calculate the Leverage Ratio for purposes of determining the then Applicable Floating Rate Margin, Applicable Eurocurrency Margin and Applicable Commitment Fee Percentage.

(iv) Budgets; Business Plans; Financial Projections. As soon as practicable and in any event not later than thirty (30) days after the beginning of each fiscal year commencing with the fiscal year beginning January 1, 2002, a copy of the plan and forecast (including a projected balance sheet, income statement and a statement of cash flow) of the Borrower and its Subsidiaries for the upcoming three (3) fiscal years prepared in such detail as shall be reasonably satisfactory to the Administrative Agent and consistent with prior years.

(B) Notice of Default. Promptly upon any of the chief executive officer, chief operating officer or chief financial officer of the Borrower obtaining knowledge (i) of any condition or event which constitutes a Default or Unmatured Default, or becoming aware that any Lender or Administrative Agent has given any written notice with respect to a claimed Default or Unmatured Default under this Agreement, or (ii) that any Person has given any written notice to the Borrower or any Subsidiary thereof or taken any other action with respect to a claimed default or event or condition of the type referred to in Section 8.1(E), or (iii) that any other development, financial or otherwise, which could reasonably be expected to have a Material Adverse Effect has occurred, the Borrower shall deliver to the Administrative Agent and the Lenders an Officer's Certificate specifying (a) the nature and period of existence of any such claimed default, Default, Unmatured Default, condition or event, (b) the notice given or action taken by such Person in connection therewith, and (c) what action the Borrower or its Subsidiaries have taken, are taking and propose to take with respect thereto.

(C) Lawsuits.

(i) Promptly upon the Borrower obtaining knowledge of the institution of, or written threat of, any action, suit, proceeding, governmental investigation or arbitration, by or before any Governmental Authority, against or affecting the Borrower or any of its Subsidiaries or any property of the Borrower or any of its Subsidiaries not previously disclosed pursuant to Section 6.7, which action, suit, proceeding, governmental investigation or arbitration exposes, or in the case of multiple actions, suits, proceedings, governmental investigations or arbitrations arising out of the same general allegations or circumstances which expose, in the Borrower's reasonable judgment, the Borrower and its Subsidiaries to liability in an amount aggregating $2,000,000 or more (exclusive of claims covered by insurance policies of the Borrower or any of its Subsidiaries unless the insurers of such claims have disclaimed coverage or reserved the right to disclaim coverage on such claims and exclusive of claims covered by the indemnity of a financially responsible indemnitor in favor of the Borrower or any of its Subsidiaries unless the indemnitor has disclaimed or reserved the right to disclaim coverage thereof), give written notice thereof to the Administrative Agent for distribution to the Lenders and provide such other information as may be reasonably available to enable each Lender and the Administrative Agent and its counsel to evaluate such matters;

(ii) Promptly upon the Borrower or any of its Subsidiaries obtaining knowledge of any material adverse developments with respect to any of the Disclosed Litigation, give written notice thereof to the Administrative Agent for distribution to the Lenders and provide such other information as may be reasonably available to enable each Lender and the Administrative Agent and its counsel to evaluate such matters; and

(iii) In addition to the requirements set forth in clause (i) and (ii) of this Section 7.1(C), upon the reasonable request of the Administrative Agent or the Required Lenders, promptly give written notice of the status of any Disclosed Litigation or any action, suit, proceeding, governmental investigation or arbitration covered by a report delivered pursuant to clause (i) above and provide such other information as may be reasonably available to it that would not jeopardize any attorney-client privilege by disclosure to the Lenders to enable each Lender and the Administrative Agent and its counsel to evaluate such matters.

(D) ERISA Notices. Deliver or cause to be delivered to the Administrative Agent for distribution to the Lenders, at the Borrower's expense, the following information and notices as soon as reasonably possible, and in any event:

(i) within ten (10) Business Days after any member of the Controlled Group obtains knowledge that a Termination Event has occurred which could reasonably be expected to subject the Borrower or any member of the Controlled Group to liability individually or in the aggregate in excess of $2,000,000, a written statement of the chief financial officer of the Borrower describing such Termination Event and the action, if any, which the member of the Controlled Group has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto;

(ii) within ten (10) Business Days after the filing of any funding waiver request with the IRS, a copy of such funding waiver request and thereafter all communications received by the Borrower or a member of the Controlled Group with respect to such request within ten (10) Business Days such communication is received; and

(iii) within ten (10) Business Days after the Borrower or any member of the Controlled Group knows or has reason to know that (a) a Multiemployer Plan has been terminated, (b) the administrator or plan sponsor of a Multiemployer Plan intends to terminate a Multiemployer Plan, or (c) the PBGC has instituted or will institute proceedings under Section 4042 of ERISA to terminate a Multiemployer Plan, a notice describing such matter.

For purposes of this Section 7.1(D), the Borrower and any member of the Controlled Group shall be deemed to know all facts known by the administrator of any Plan of which the Borrower or any member of the Controlled Group is the plan sponsor.

(B) Labor Matters. Notify the Administrative Agent in writing for distribution to the Lenders, promptly upon an Authorized Officer learning of (i) any material labor dispute to which the Borrower or any of its Subsidiaries may become a party, including, without limitation, any strikes, lockouts or other disputes relating to such Persons' plants and other facilities and (ii) any material Worker Adjustment and Retraining Notification Act liability incurred with respect to the closing of any plant or other facility of the Borrower or any of its Subsidiaries.

(E) Other Indebtedness. Deliver to the Administrative Agent (i) a copy of each regular report, notice or communication regarding potential or actual defaults (including any accompanying officer's certificate) delivered by or on behalf of the Borrower to the holders of funded Indebtedness with an aggregate outstanding principal amount in excess of $1,000,000 pursuant to the terms of the agreements governing such Indebtedness, such delivery to be made at the same time and by the same means as such notice of default or other communication is delivered to such holders, and (ii) a copy of each notice or other communication received by the Borrower from the holders of funded Indebtedness with an aggregate outstanding principal amount in excess of $1,000,000 regarding potential or actual defaults pursuant to the terms of such Indebtedness, such delivery to be made promptly after such notice or other communication is received by any of the Borrower.

(F) Insurance. As soon as practicable and in any event within ninety (90) days of the end of each fiscal year commencing with the fiscal year ending December 31, 2001, deliver to the Administrative Agent for distribution to the Lenders (a) an updated Schedule 6.16 setting forth as of the date of delivery thereof all insurance policies and programs in effect with respect to the respective properties and assets and business of the Borrower and its Subsidiaries, specifying, for each such policy and program, (i) the amount thereof, (ii) the risks insured against thereby, (iii) the name of the insurer and each insured party thereunder, (iv) the policy or other identification number thereof, (v) the expiration date thereof, (vi) the annual premium with respect thereto, and (vii) any reserves relating to any self-insurance program that is in effect, and (b) an insurance broker's statement that all premiums with respect to such coverage have been paid when due.

(G) Other Reports. Deliver or cause to be delivered to the Administrative Agent for distribution to the Lenders copies of (i) all financial statements, reports and notices, if any, sent or made available generally by the Borrower to its securities holders or filed with the Commission by the Borrower, (ii) all press releases made available generally by the Borrower or any of its Subsidiaries to the public concerning material developments in the business of the

Borrower or any such Subsidiary and (iii) all notifications received from the Commission by the Borrower or its Subsidiaries pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder to the extent the same will or could reasonably be likely to result in a Material Adverse Effect.

(H) Environmental Notices. As soon as possible and in any event within ten (10) days after receipt by the Borrower, deliver to the Administrative Agent for distribution to the Lenders a copy of (i) any notice or claim to the effect that the Borrower or any of its Subsidiaries is or may be liable to any Person as a result of the Release by the Borrower, its Subsidiaries, or any other Person of any Contaminant into the environment, and (ii) any notice alleging any violation of any Environmental, Health or Safety Requirements of Law by the Borrower or any of its Subsidiaries if, in either case, such notice or claim relates to an event which could reasonably be expected to subject the Borrower and its Subsidiaries to liability individually or in the aggregate in excess of $2,000,000.

(I) Other Information. Promptly upon receiving a request therefor from the Administrative Agent, prepare and deliver to the Administrative Agent and the Lenders such other information with respect to the Borrower, any of its Subsidiaries or its respective businesses or assets, or the Collateral, including, without limitation, schedules identifying and describing the Collateral and any dispositions thereof or any Asset Sale or Financing (and the use of the Net Cash Proceeds thereof), as from time to time may be reasonably requested by the Administrative Agent or the Required Lenders.

7.2 Affirmative Covenants.

(A) Existence, Etc. Except as permitted pursuant to Section 7.3(I), the Borrower shall, and shall cause each of its Subsidiaries to, at all times maintain its existence and preserve and keep, or cause to be preserved and kept, in full force and effect its rights and franchises material to its businesses.

(B) Powers; Conduct of Business. The Borrower shall, and shall cause each of its Subsidiaries to, qualify and remain qualified to do business in each jurisdiction in which the nature of its business requires it to be so qualified and where the failure to be so qualified will have or could reasonably be expected to have a Material Adverse Effect. The Borrower will, and will cause each Subsidiary to, carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted, unless the Board of Directors of the Borrower shall have determined that the continued operation or existence of any Subsidiary is not necessary for the continued operation of the core business of the Borrower.

(C) Compliance with Laws, Etc. The Borrower shall, and shall cause its Subsidiaries to, (a) comply with all Requirements of Law and all restrictive covenants affecting such Person or the business, properties, assets or operations of such Person, and (b) obtain as needed all permits necessary for its operations and maintain such permits in good standing unless, in either case, failure to comply or obtain such permits could not reasonably be expected to have a Material Adverse Effect.

(D) Payment of Taxes and Claims; Tax Consolidation. The Borrower shall pay, and cause each of its Subsidiaries to pay, (i) all taxes, assessments and other governmental charges imposed upon it or on any of its properties or assets or in respect of any of its franchises, business, income or property before any penalty or interest accrues thereon, and (ii) all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or may become a Lien (other than a Lien permitted by Section 7.3(C)) upon any of the Borrower's or such Subsidiary's property or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, however, that no such taxes, assessments and governmental charges referred to in clause (i) above or claims referred to in clause (ii) above (and interest, penalties or fines relating thereto) need be paid if being contested in good faith by appropriate proceedings diligently instituted and conducted and if such reserve or other appropriate provision, if any, as shall be required in conformity with Agreement Accounting Principles shall have been made therefor.

(E) Inspection of Property; Books and Records; Discussions. The Borrower shall permit and cause each of the Borrower's Subsidiaries to permit, any authorized representative(s) designated by the Administrative Agent to visit and inspect any of the properties of the Borrower or any of its Subsidiaries, to examine, audit, check and make copies of their respective financial and accounting records, books, journals, orders, receipts and any correspondence and other data relating to their respective businesses or the transactions contemplated hereby and by the other Transaction Documents (including, without limitation, in connection with environmental compliance, hazard or liability), and to discuss their affairs, finances and accounts with their officers and their independent certified public accountants (and such accountants are hereby authorized to disclose to the Administrative Agent any and all financial statements and other supporting financial documents with respect to the business, financial conditions and other affairs of the Borrower and its Subsidiaries), all upon reasonable notice and at such reasonable times during normal business hours, as often as may be reasonably requested. The Borrower shall keep and maintain, and cause each of its Subsidiaries to keep and maintain, in all material respects, proper books of record and account in which entries in conformity with Agreement Accounting Principles shall be made of all dealings and transactions in relation to their respective businesses and activities, including, without limitation, transactions and other dealings with respect to the Collateral. If a Default has occurred and is continuing, the Borrower, upon the Administrative Agent's request, shall provide copies of such records to the Administrative Agent or its representatives.

(F) ERISA Compliance. The Borrower shall, and shall cause each of its Subsidiaries to, establish, maintain and operate all Plans to comply in all material respects with the provisions of ERISA, the Code, all other applicable laws, and the regulations and interpretations thereunder and the respective requirements of the governing documents for such Plans except for failures to comply which, in the aggregate, would not be reasonably likely to subject the Borrower or any of its respective Subsidiaries to liability, individually or in the aggregate, in excess of $2,000,000.

(G) Maintenance of Property. The Borrower shall cause all property used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Borrower may be necessary so that the business carried on in connection therewith may be properly conducted at all times.

(H) Environmental Compliance. The Borrower and its Subsidiaries shall comply with all Environmental, Health or Safety Requirements of Law, except where noncompliance will not have or is not reasonably likely to subject the Borrower or any of its Subsidiaries, individually or in the aggregate, to liability in excess of $2,000,000.

(I) Use of Proceeds. The Borrower shall use the proceeds of the Term Loans (but not the proceeds of the Revolving Loans) solely to fund the Acquisition Transactions (or to refund to the Borrower amounts previously paid by the Borrower in respect of the Acquisition Transactions) and pay fees and expenses incurred in connection therewith. The Borrower shall use the proceeds of the Revolving Loans solely to provide funds for the additional working capital needs and other general corporate purposes of the Borrower and its Subsidiaries. Notwithstanding the foregoing, neither the Borrower nor any Subsidiary thereof shall (i) use the proceeds of the Revolving Loans to make the Acquisition Transactions, (ii) use the proceeds of the Revolving Loans to make any other Acquisition other than Permitted Acquisitions and solely to the extent of any voluntary prepayments of the Revolving Loans made pursuant to Section 2.5(A) within thirty (30) days prior to the consummation of such Permitted Acquisition, (ii) use the proceeds of the Term Loans to make any Acquisition other than the Acquisition Transactions or (iii) use the proceeds of any Loans to purchase or carry any Margin Stock in violation of Regulation U; provided, however, that if Margin Stock constitutes twenty-five percent (25%) or more of the value of those assets of the Borrower and its Subsidiaries which are subject to any limitation on sale, pledge, or other restriction hereunder, the Borrower shall provide the Administrative Agent with such information (including, without limitation, information regarding the current market value of the margin stock being purchased, all debt securities convertible into margin stock and the current market value of such margin stock, and the other assets of the Borrower and its Subsidiaries, together with a signed Form U-1 (or any replacement form) or other form required to be completed under the provisions of Regulations T, U or X) as shall enable the Administrative Agent to reasonably determine that the Lenders and the Borrower are in compliance with Regulations T, U and X.

(J) Subsidiary Guarantors; Certain Collateral Documents.

(i) New Subsidiaries. The Borrower shall cause each New Subsidiary that is, at any time, a Material Subsidiary to deliver to the Administrative Agent (a) an executed supplement to become a Subsidiary Guarantor under the Subsidiary Guaranty, (b) an executed supplement to become a grantor under the Security Agreement and such other Collateral Documents as may be required by the terms of the Security Agreement (including, without limitation and to the extent applicable, Intellectual Property Security Agreements, Collection Account Agreements and financing statements), (c) such Real Property Documents as may be reasonably requested by the Administrative Agent or the Required Lenders and (d) appropriate corporate or similar resolutions, opinions and other documentation in form and substance reasonably satisfactory to the Administrative Agent, all of the foregoing documentation to be delivered to the Administrative Agent as promptly as possible upon the creation, acquisition of or capitalization thereof, but in any event within sixty (60) days of such creation, acquisition or capitalization (or, in the case of any documentation provided in connection with an Acquisition Transaction, concurrently with the consummation of such Acquisition Transaction), in each case, to provide the Administrative Agent with a first priority perfected security interest in the Collateral granted pursuant to clauses (a) through (c) above and Lien thereon, subject to Customary Permitted Liens.

(ii) Additional Material Domestic Subsidiaries. If any consolidated Subsidiary of the Borrower (other than a New Subsidiary to the extent addressed in Section 7.2(J)(i) above) becomes a Material Subsidiary, the Borrower shall cause any such Material Subsidiary to deliver to the Administrative Agent the applicable Collateral Documents described in clauses (i)(a) through (c) above and appropriate corporate or similar resolutions, opinions and other documentation in form and substance reasonably satisfactory to the Administrative Agent in connection therewith, all such documentation to be delivered to the Administrative Agent as promptly as possible but in any event within sixty (60) days following the date on which such consolidated Subsidiary became a Material Subsidiary, in each case, to provide the Administrative Agent with a first priority perfected security interest in the Collateral granted pursuant to clauses (i)(a) through (i)(c) above and Lien thereon, subject to Customary Permitted Liens

(iii) Additional Subsidiary Guarantors. (i) If at any time an Authorized Officer has actual knowledge (whether pursuant to delivery of a compliance certificate under Section 7.1(A)(iii) or otherwise) that (x) the aggregate assets of all Non-Obligor Subsidiaries exceed 15% of Consolidated Assets or (y) the aggregate Net Income of all Non-Obligor Subsidiaries exceeds 15% of Net Income, in each case, as calculated by the Borrower, the Borrower shall cause such consolidated Subsidiaries (other than Excluded Subsidiaries) as are necessary to reduce such aggregate assets and Net Income to or below the applicable 15% limitation to deliver to the Administrative Agent the applicable Collateral Documents described in clauses (i)(a) through (c) above and appropriate corporate or similar resolutions, opinions and other documentation in form and substance reasonably satisfactory to the Administrative Agent in connection therewith, all such documentation to be delivered to the Administrative Agent as promptly as possible but in any event within sixty (60) days following the initial date on which such aggregate assets or aggregate Net Income exceed the applicable 15% limitation, in each case, to provide the Administrative Agent with a first priority perfected security interest in the Collateral granted pursuant to clauses (i)(a) through (i)(c) above and Lien thereon, subject to Customary Permitted Liens.

(K) Pledge Agreements.

(i) New Subsidiaries. Upon the creation or acquisition of each New Subsidiary which is a Material Subsidiary, the Borrower shall or shall cause the applicable parent Subsidiary as promptly as possible (but in any event within sixty (60) days following the creation or acquisition thereof, or, in the case of any documentation provided in connection with an Acquisition Transaction, concurrently with the consummation of such Acquisition Transaction) to (a) execute a Pledge Agreement with respect to one hundred percent (100%) of the Capital Units of such Material Subsidiary and (b) in each case, deliver and cause each such parent Subsidiary and Material

Subsidiary, as appropriate, to deliver corporate or similar resolutions, opinions of counsel, stock certificates, stock powers and such other corporate documentation as the Administrative Agent may reasonably request, all in form and substance reasonably satisfactory to the Administrative Agent.

(ii) Additional Material Subsidiaries. If any consolidated Subsidiary of the Borrower (other than a New Subsidiary to the extent addressed in Section 7.2(K)(i) above) becomes a Material Subsidiary, the Borrower shall or shall cause its applicable parent Subsidiary as promptly as possible (but in any event within sixty (60) days following the date on which such Subsidiary becomes a Material Subsidiary) to (a) execute a Pledge Agreement with respect to one hundred percent (100%) of the Capital Units of such Material Subsidiary, and (b) in each case, deliver and cause each such parent Subsidiary and Material Subsidiary, as appropriate, to deliver corporate or similar resolutions, opinions of counsel, stock certificates, stock powers and such other corporate documentation as the Administrative Agent may reasonably request, all in form and substance reasonably satisfactory to the Administrative Agent.

(iii) Additional Pledged Subsidiaries. If at any time an Authorized Officer has actual knowledge (whether pursuant to delivery of a compliance certificate under Section 7.1(A)(iii) or otherwise) that (x) the aggregate assets of all Non-Obligor Subsidiaries exceed 15% of Consolidated Assets or (y) the aggregate Net Income of all Non-Obligor Subsidiaries exceeds 15% of Net Income, in each case, as calculated by the Borrower, the Borrower shall, or shall cause sufficient parent Subsidiaries (as promptly as possible but in any event within sixty (60) days following initial date on which such Authorized Officer determines that such aggregate assets or Net Income exceed the applicable 15% limitation) to execute a Pledge Agreement with respect to one hundred percent (100%) of the Capital Units of such Subsidiaries (other than Excluded Subsidiaries) as are necessary to reduce such aggregate assets and Net Income to or below the applicable 15% limitation, and (b) in each case, deliver and cause each such parent Subsidiary and pledged Subsidiary, as appropriate, to deliver corporate or similar resolutions, opinions of counsel, stock certificates, stock powers and such other corporate documentation as the Administrative Agent may reasonably request, all in form and substance reasonably satisfactory to the Administrative Agent.

(L) Foreign Employee Benefit Compliance. The Borrower shall, and shall cause each of its Subsidiaries and each member of its Controlled Group to, establish, maintain and operate all Foreign Employee Benefit Plans to comply in all material respects with all laws, regulations and rules applicable thereto and the respective requirements of the governing documents for such Plans, except for failures to comply which, in the aggregate, would not be reasonably likely to subject the Borrower or any of its respective Subsidiaries to liability, individually or in the aggregate, in excess of $2,000,000.

(M) Hedging Agreements. Within sixty (60) days after the Closing Date, the Borrower shall enter into, and shall thereafter maintain, Hedging Arrangements, or assume, and if necessary, modify, similar Hedging Arrangements entered into by the Borrower or its Subsidiaries, on terms and with counterparties reasonably acceptable to the Administrative Agent by which the Borrower will be protected during the two-year period beginning on the Closing

Date against increases in interest rates and having a notional amount equal to fifty percent (50%) of the aggregate outstanding principal amount of the Term Loans. In the event a Lender elects to enter into any Hedging Agreement with the Borrower, the obligations of the Borrower with respect to such Hedging Agreement shall be Secured Obligations, secured by the collateral pledged pursuant to the Collateral Documents.

(N) Collection Account Arrangements.

(i) All collections of Receivables included in the Collateral and other proceeds of Collateral shall be deposited in a Collection Account or Collection Accounts which is or are subject to a Collection Account Agreement or pursuant to another similar arrangement for the collection of such amounts established by the Borrower or any of its Subsidiaries and the Administrative Agent and shall be transferred in accordance with the provisions of the respective Collection Account Agreements; provided, however, that the requirements set forth in this Section 7.2(N)(i) shall be satisfied with respect to any such Collection Accounts that are in existence on the Closing Date if such Collection Accounts are subject to a Collection Account Agreement within ninety (90) days following the Closing Date, which date may be extended with the consent of the Administrative Agent in its sole discretion. Any of the foregoing collections received by the Borrower or any of its Subsidiaries or Affiliates and not so deposited, shall be deemed to have been received by such Person as the Administrative Agent's trustee and, upon such Person's receipt thereof, the Borrower shall (or shall cause such Subsidiary or Affiliate to) immediately transfer all such amounts into a Collection Account in their original form. Such deposits shall be remitted to the Administrative Agent, the Borrower, the applicable Subsidiary or as the Administrative Agent may direct, all in accordance with the provisions of the Collection Account Agreements.

(ii) The Administrative Agent shall not send any notices of activation under a Collection Account Agreement except during the occurrence and continuance of a Default. Following the Collection Account Blockage Date and during the continuance of a Default giving rise thereto, (a) all payments received by the Administrative Agent, all collections of Receivables included in the Collateral received by the Administrative Agent, and all proceeds of other Collateral received by the Administrative Agent, whether through payment or otherwise, will be the sole property of the Administrative Agent for the benefit of the Holders of Secured Obligations and will be deemed received by the Administrative Agent for application to the Obligations pursuant to the terms of this Agreement.

(O) Insurance. The Borrower shall maintain for itself and its Subsidiaries, or shall cause such Subsidiaries to maintain in full force and effect, the insurance policies and programs listed on Schedule 6.16 to this Agreement or substantially similar policies and programs or other policies and programs as reflect coverage that is reasonably consistent with prudent industry practice. The Borrower shall deliver to the Administrative Agent endorsements in form and substance reasonably acceptable to the Administrative Agent to all "All Risk" physical damage insurance policies on all of the Borrower's and its Subsidiaries' tangible real and personal property and assets and business interruption insurance policies (if any) naming the Administrative Agent loss payee. In the event the Borrower or any Subsidiary at any time or times hereafter shall fail to obtain or maintain any of the policies or insurance required herein or to pay any premium in whole or in part relating thereto, then the Administrative Agent, without waiving or releasing any obligations or resulting Default hereunder, may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto which the Administrative Agent reasonably deems advisable. All sums so disbursed by the Administrative Agent shall constitute part of the Secured Obligations, payable as provided in this Agreement. In connection with any such disbursements by the Administrative Agent on behalf of the Borrower or its Subsidiaries and in accordance with the provisions of applicable law, the Administrative Agent hereby gives the following notice:

> Unless you (the Borrower and it Subsidiaries) provide us (the Administrative Agent) with evidence of the insurance coverage required by your agreement with us (i.e., under this Agreement and the Security Agreements), we may purchase insurance at your expense to protect our interests in your collateral. This insurance may, but need not, protect your interests. The coverage that we purchase may not pay any claim that you make or any claim that is made against you in connection with the collateral. You may later cancel any insurance purchased by us, only after providing us with evidence that you have obtained insurance as required by our agreement. If we purchase insurance for the collateral, you will be responsible for the costs of that insurance, including interest and any other charges we may impose in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance may be added to your total outstanding balance or obligation. The costs of the insurance may be more than the cost of insurance you may be able to obtain on your own.

(P) Insurance and Condemnation Proceeds. The Borrower directs (and, if applicable, shall cause each applicable Subsidiary to direct) all insurers under policies of property damage, boiler and machinery and business interruption insurance (if any) and payors of any condemnation claim or award relating to the property to pay all proceeds payable under such policies or with respect to such claim or award for any loss with respect to the Collateral directly to the Administrative Agent, for the benefit of the Administrative Agent and the Holders of the Secured Obligations; provided, however, in the event that such proceeds or awards are less than $1,000,000 ("**Excluded Proceeds**"), unless a Default shall have occurred and be continuing, the Administrative Agent shall remit such Excluded Proceeds to the Borrower (for distribution as appropriate). Each such policy shall contain a long-form loss-payable endorsement naming the Administrative Agent as loss payee, which endorsement shall be in form and substance reasonably acceptable to the Administrative Agent. The Administrative Agent shall, upon receipt of such proceeds (other than Excluded Proceeds) and at the Borrower's direction, either apply the same to the principal amount of the Loans outstanding at the time of such receipt and create a corresponding reserve against the Revolving Credit Availability in an amount equal to such application (the "**Decision Reserve**") or hold them as cash collateral for the Obligations in an interest bearing account. For up to ninety (90) days from the date of any loss (the "**Decision Period**"), the Borrower may notify the Administrative Agent that the Borrower or the applicable Subsidiary intends to restore, rebuild or replace the property subject to any insurance payment or condemnation award and shall, as soon as practicable thereafter, provide the Administrative

Agent detailed information, including a construction schedule and cost estimates. Should a Default occur at any time during the Decision Period, should the Borrower notify the Administrative Agent that the Borrower or the applicable Subsidiary has decided not to rebuild or replace such property during the Decision Period, or should the Borrower fail to notify the Administrative Agent of the Borrower's or the applicable Subsidiary's decision during the Decision Period, then the amounts held as cash collateral pursuant to this Section 7.2(P) or as the Decision Reserve shall upon the Required Lenders' direction be applied as a Designated Prepayment pursuant to Section 2.5(B). Proceeds held as cash collateral pursuant to this Section 7.2(P) or constituting the Decision Reserve shall be disbursed in accordance with the Borrower's directions promptly after receipt of such directions as payments for restoration, rebuilding or replacement of such property as such amounts become due; provided, however, should a Default occur after the Borrower has notified the Administrative Agent that the Borrower or the applicable Subsidiary intends to rebuild or replace the property, the Decision Reserve or amounts held as cash collateral may, or shall, upon the Required Lenders' direction, be applied as a Designated Prepayment pursuant to Section 2.5(B). In the event the Decision Reserve is to be applied as a mandatory prepayment of the Term Loans, the Borrower shall be deemed to have requested Revolving Loans in an amount equal to the Decision Reserve, and such Loans shall be made regardless of any failure of the Borrower to meet the conditions precedent set forth in Article V. Upon completion of the restoration, rebuilding or replacement of such property, the unused proceeds shall be applied as a Designated Prepayment pursuant to Section 2.5(B).

7.3 Negative Covenants.

(A) Indebtedness. Neither the Borrower nor any of its Subsidiaries shall directly or indirectly create, incur, assume or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:

(i) the Secured Obligations;

(ii) Permitted Existing Indebtedness and Permitted Refinancing Indebtedness;

(iii) Indebtedness in respect of obligations secured by Customary Permitted Liens;

(iv) Indebtedness constituting Contingent Obligations permitted by Section 7.3(E);

(v) Indebtedness arising from intercompany loans and advances (a) from any Subsidiary of the Borrower to the Borrower or any other Loan Party, (b) from the Borrower to any wholly-owned Subsidiary of the Borrower or (c) from the Borrower to Mandara U.S. or Mandara Asia if such Indebtedness is evidenced by an intercompany note which has been pledged to the Administrative Agent for the benefit of the Holders of Secured Obligations; provided, that if the Borrower or any Subsidiary Guarantor is the obligor on any such Indebtedness described in this clause (v), such Indebtedness shall be expressly subordinate to the payment in full in cash of the Secured Obligations on terms reasonably satisfactory to the Administrative Agent;

(vi) secured or unsecured purchase money Indebtedness (including, without limitation, Capitalized Leases) incurred by the Borrower or any of its Subsidiaries after the Closing Date to finance the acquisition of fixed assets, if (1) at the time of such incurrence, no Default or Unmatured Default has occurred and is continuing or would result from such incurrence, (2) such Indebtedness has a scheduled maturity and is not due on demand, (3) such Indebtedness does not exceed the lower of the fair market value or the cost of the applicable fixed assets on the date acquired, (4) such Indebtedness does not exceed $3,000,000 in the aggregate principal amount outstanding at any time, and (5) any Lien securing such Indebtedness is permitted under Section 7.3(C) (such Indebtedness being referred to herein as "**Permitted Purchase Money Indebtedness**");

(vii) Indebtedness with respect to surety, appeal and performance bonds obtained by the Borrower or any of its Subsidiaries in the ordinary course of business;

(viii) Indebtedness incurred by the Borrower or any of its Subsidiaries (whether assumed by the Borrower or such Subsidiary or issued to the seller) in any Permitted Acquisition as part of the consideration therefor, provided that (a) such Indebtedness is unsecured and is subordinated to the Obligations on terms reasonably acceptable to the Administrative Agent (including, without limitation, in amount, amortization, maturity, interest rate, premiums, fees, covenants, subordination, events of default and remedies) and (b) such Indebtedness was not created in contemplation of such Permitted Acquisition;

(ix) Indebtedness in respect of Hedging Obligations permitted under Section 7.3(P);

(x) Indebtedness evidenced by the Mandara Subordinated Notes and the Shiseido Note;

(xi) Indebtedness in respect of profit sharing plans of the Borrower and its Subsidiaries;

(xii) Indebtedness set forth on Schedule 7.3(A) hereto arising out of or incurred in respect of the Acquisition Transactions; and

(xiii) additional unsecured Indebtedness in an aggregate amount at any time outstanding not exceeding $3,000,000.

(B) Sales of Assets. Neither the Borrower nor any of its Subsidiaries shall consummate any Asset Sale, except:

(i) the disposition in the ordinary course of business of Equipment that is obsolete, excess or no longer used or useful in the Borrower's or its Subsidiaries' businesses;

(ii) transfers of assets between the Loan Parties and any wholly-owned Subsidiary thereof or between wholly-owned Subsidiaries of such Loan Parties not otherwise prohibited by this Agreement;

(iii) sales, assignments, transfers, leases, conveyances or other dispositions of other assets (other than pursuant to the foregoing clauses (i) and (ii)) if such transaction (a) is for consideration consisting at least eighty-five percent (85%) of cash, (b) is for not less than fair market value (as determined in good faith by the Borrower's board of directors or equivalent governing body), and (c) when combined with all such other transactions (each such transaction being valued at book value) (i) during the immediately preceding twelve-month period, represents the disposition of not greater than either (x) three percent (3%) of the Consolidated Assets of the Borrower and its Subsidiaries or (y) three percent (3%) of the Net Income of the Borrower and its consolidated Subsidiaries, in each case, determined as at the end of the fiscal year immediately preceding that in which such transaction is proposed to be entered into, and (ii) during the period from the Closing Date to the date of such proposed transaction, represents the disposition of not greater than either (x) fifteen percent (15%) of the Consolidated Assets of the Borrower and its Subsidiaries or (y) fifteen percent (15%) of the Net Income of the Borrower and its consolidated Subsidiaries, in each case, determined as at the end of the fiscal year immediately preceding that in which such transaction is proposed to be entered into; and

(iv) the sale-leaseback transactions, if any, identified on Schedule 1.1.1.

(C) Liens. Neither the Borrower nor any of its Subsidiaries shall directly or indirectly create, incur, assume or permit to exist any Lien on or with respect to any of their respective property or assets except:

(i) Liens created by the Collateral Documents or any other Loan Documents or otherwise securing the Secured Obligations;

(ii) Permitted Existing Liens;

(iii) Liens securing Permitted Refinancing Indebtedness to the extent that any such refinanced Indebtedness was secured by the same collateral giving rise to such Liens;

(iv) Customary Permitted Liens;

(v) purchase money Liens (including the interest of a lessor under a Capitalized Lease and Liens to which any property is subject at the time of acquisition thereof) securing Permitted Purchase Money Indebtedness; provided that such Liens shall not apply to any property of the Borrower or its Subsidiaries other than that purchased or subject to such Capitalized Lease;

(vi) Liens with respect to property acquired by the Borrower or any of its Subsidiaries after the Closing Date pursuant to a Permitted Acquisition (and not created in contemplation of such acquisition); provided, that such Liens shall extend only to the property so acquired, shall not secure any working capital financing of the business acquired and shall secure Indebtedness permitted pursuant to the terms of Section 7.3(A);

(vii) Liens incurred in connection with sale leaseback transactions permitted under Section 7.3(J);

(viii) Liens set forth on Schedule 7.3(C) hereto incurred in connection with or as a result of the Acquisition Transactions securing Indebtedness and certain leases; and

(ix) other Liens securing Indebtedness (other than subordinated Indebtedness) not to exceed $3,000,000 in the aggregate.

In addition, neither the Borrower nor any of its Subsidiaries shall become a party to any agreement, note, indenture or other instrument, or take any other action, which would prohibit the creation of a Lien on any of its properties or other assets in favor of the Administrative Agent for the benefit of itself and the Holders of Secured Obligations, as collateral for the Obligations; provided that any agreement, note, indenture or other instrument in connection with Permitted Purchase Money Indebtedness (including Capitalized Leases) may prohibit the creation of a Lien in favor of the Administrative Agent for the benefit of itself and the Holders of Secured Obligations on the items of property obtained with the proceeds of such Permitted Purchase Money Indebtedness.

(D) Investments. Except to the extent permitted pursuant to Section 7.3(G), neither the Borrower nor any of its Subsidiaries shall directly or indirectly make or own any Investment except:

(i) Investments in cash and Cash Equivalents;

(ii) Permitted Existing Investments in an amount not greater than the amount thereof on the Closing Date;

(iii) Investments in trade receivables or received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(iv) Investments consisting of deposit accounts maintained by the Borrower and its Subsidiaries in the ordinary course of business in connection with its cash management system; provided, that funds deposited in such deposit accounts are deposited pursuant to a Collection Account Agreement in compliance with Section 7.2(N);

(v) Investments consisting of non-cash consideration from a sale, assignment, transfer, lease, conveyance or other disposition of property permitted by Section 7.3(B);

(vi) Investments constituting Permitted Acquisitions;

(vii) Investments constituting Indebtedness permitted by Section 7.3(A) or Contingent Obligations permitted by Section 7.3(E) or Restricted Payments permitted by Section 7.3(F);

(viii) Investments (a) by the Borrower in any wholly-owned Subsidiary, in Mandara U.S. or, from and after the date on which the Administrative Agent receives an executed Pledge Agreement providing the agent a perfected Lien on the Capital Units of Mandara Asia owned directly by Mandara Holdings Asia together with an opinion of counsel in form and substance reasonably satisfactory to the Administrative Agent, Mandara Asia, and (b) prior to the date described in clause (a), by the Borrower in Mandara Asia in an aggregate amount not to exceed $250,000 (excluding Investments in Mandara Asia permitted by Section 7.3(A));

(ix) Investments constituting contributions to and payments of benefits by the Borrower or its Subsidiaries under any Plan in existence as of the Closing Date as required by the benefit commitments in such Plan as of the Closing Date;

(x) Investments set forth on Schedule 7.3(D) hereto arising under or contemplated by the Acquisition Documents; and

(xi) Investments in addition to those permitted elsewhere in this Section 7.3(D) in an aggregate amount not to exceed $3,000,000 in the aggregate at any time outstanding;

(xii) provided, however, that the Investments described in clause (vi) above shall not be permitted to be made at a time when either a Default or an Unmatured Default shall have occurred and be continuing or would result therefrom.

(E) Contingent Obligations. Neither the Borrower nor any of its Subsidiaries shall directly or indirectly create or become or be liable with respect to any Contingent Obligation, except: (i) recourse obligations resulting from endorsement of negotiable instruments for collection in the ordinary course of business; (ii) Permitted Existing Contingent Obligations; (iii) obligations, warranties, guarantees and indemnities, not relating to Indebtedness of any Person, which have been or are undertaken or made in the ordinary course of business and not for the benefit of or in favor of an Affiliate of the Borrower or such Subsidiary; (iv) Contingent Obligations with respect to surety, appeal and performance bonds obtained by the Borrower or any Subsidiary thereof in the ordinary course of business, (v) Contingent Obligations of the Subsidiary Guarantors under the Subsidiary Guaranty and the other Collateral Documents to which they are a party, (vi) Contingent Obligations arising under the Acquisition Documents set forth on Schedule 7.3(E), and (vii) other guarantees of Indebtedness permitted to be incurred by the Borrower or any Subsidiary under Section 7.3(A) hereof or guarantees of obligations of the Borrower or any Subsidiary otherwise permitted to be incurred hereunder; provided, that to the extent such Indebtedness shall be subordinated to the Obligations, each such guarantee shall be subordinated to the Obligations on terms reasonably accepted to the Administrative Agent.

(F) Restricted Payments. Neither the Borrower nor any of its Subsidiaries shall declare or make any Restricted Payment, except:

(i) Restricted Payments made in connection with the defeasance, redemption or repurchase of any Indebtedness with the Net Cash Proceeds of Permitted Refinancing Indebtedness;

(ii) Restricted Payments of any Subsidiary of the Borrower to the Borrower or to another wholly-owned Subsidiary of the Borrower;

(iii) Restricted Payments made pursuant to acquisition agreements consented to by the Required Lenders pursuant to Section 7.3(G) hereof;

(iv) any payment by Mandara Asia to members of record of Mandara Asia on June 30, 2001 of cash on the balance sheet of Mandara Asia as of such date in excess of $512,000, as contemplated by the Mandara Acquisition Agreement;

(v) Restricted Payments by non-wholly-owned Subsidiaries if made to all equity owners thereof on a pro rata basis; and

(vi) other Restricted Payments, provided that prior to the declaration or payment of such Restricted Payment, the Borrower shall deliver to the Administrative Agent a certificate from one of the Authorized Officers, demonstrating to the satisfaction of the Administrative Agent that after giving effect to such Restricted Payment, on a pro forma basis, as if the Restricted Payment had occurred on the first day of the Applicable Look-Back Period ending on the last day of the Borrower's most recently completed fiscal quarter, the Borrower would have been in compliance with the financial covenants in Section 7.4 and not otherwise in Default.

(vii) provided, however, that in no event shall any Restricted Payments be declared or made if either a Default or an Unmatured Default shall have occurred and be continuing at the date of declaration or payment thereof or would result therefrom.

(G) Conduct of Business; Subsidiaries; Acquisitions. Neither the Borrower nor any of its Subsidiaries shall engage in any business other than the businesses engaged in by the Borrower and its Subsidiaries on the date hereof and any business or activities which are substantially similar, related or incidental thereto or logical extensions thereof. Without the prior written consent of the Required Lenders, the Borrower shall not create, acquire or capitalize any Subsidiary (a "**New Subsidiary**") after the date hereof unless (i) no Default or Unmatured Default shall have occurred and be continuing or would result therefrom; (ii) after such creation, acquisition or capitalization, all of the representations and warranties contained herein shall be true and correct (unless such representation and warranty is made as of a specific date, in which case, such representation or warranty shall be true and correct as of such date); and (iii) after such creation, acquisition or capitalization, the Borrower and its Subsidiaries shall be in compliance with the terms of Sections 7.2(J) and (K) and Section 7.3(Q). Without the prior written consent of the Required Lenders, the Borrower shall not make any Acquisitions, other than (x) the Acquisition Transactions, (y) the Arlington Acquisition and (z) Acquisitions meeting the following requirements or otherwise approved by the Required Lenders (each such Acquisition Transaction, the Arlington Acquisition or other Acquisition complying with the following requirements constituting a "**Permitted Acquisition**"):

(i) no Default or Unmatured Default shall have occurred and be continuing or would result from such Acquisition or the incurrence of any Indebtedness in connection therewith;

(ii) in the case of an Acquisition of Equity Interests of an entity, the Acquisition shall be of at least ninety percent (90%) of the Equity Interests of such entity (provided that the Borrower or its Subsidiaries shall be permitted to purchase any percentage of the Equity Interests of Mandara not owned by the Borrower upon consummation of the Mandara Acquisition, subject to compliance with the remaining provisions of this Section 7.3(G)), and such acquired entity shall be (x) merged with and into the Borrower or any wholly-owned Subsidiary immediately following such Acquisition, with the Borrower or such wholly-owned Subsidiary being the surviving entity following such merger or (y) the results of operations of such entity shall be reported on a consolidated basis with the Borrower and its consolidated Subsidiaries;

(iii) the purchase is consummated pursuant to a negotiated acquisition agreement on a non-hostile basis and approved by the target company's board of directors or comparable governing body (and shareholders, if necessary) prior to the consummation of the Acquisition; and the acquisition documents in respect of which are reasonably satisfactory to the Administrative Agent (including, without limitation, in respect of representations, indemnities and opinions) and the results of due diligence in respect of such purchase are reasonably satisfactory to the Administrative Agent;

(iv) the purchase price for the Acquisition shall not exceed without the prior written consent of the Required Lenders an amount equal to (a) $2,000,000 per transaction or (b) together with all other Permitted Acquisitions permitted under this Section 7.3(G) (other than the Acquisition Transactions and the Arlington Acquisition) $5,000,000 per calendar year (in each case, including the incurrence or assumption of any Indebtedness in connection therewith and transaction-related contractual payments required to be made during the term of this Agreement, including the maximum amounts payable under earn-out or similar contingent purchase price adjustments or agreements), and the Borrower and its Subsidiaries shall have complied with all of the requirements of the Collateral Documents in respect thereof;

(v) the businesses being acquired shall be substantially similar, related or incidental to the businesses or activities engaged in by the Borrower and its Subsidiaries on the Closing Date;

(vi) prior to each such Acquisition, the Borrower shall deliver to the Administrative Agent and the Lenders a certificate from one of the Authorized Officers, demonstrating to the reasonable satisfaction of the Administrative Agent that after giving effect to such Acquisition and the incurrence of any Indebtedness permitted by Section 7.3(A) in connection therewith, on a pro forma basis using historical financial statements obtained from the seller(s) (broken down by fiscal quarter in the Borrower's reasonable judgment the amounts from which shall be unadjusted unless adjustments thereto have been approved in writing by the Administrative Agent) in respect of each such Acquisition as if the Acquisition and such incurrence of Indebtedness had occurred on the first day of the Applicable Look-Back Period ending on the last day of the Borrower's most recently completed fiscal quarter, the Borrower would have been in compliance with the financial covenants in Section 7.4 and not otherwise in Default; provided, however, that this clause (vi) shall not apply to any Acquisition if the purchase price therefor does not exceed (a) $500,000 individually or (b) together with all other Permitted Acquisitions permitted under this Section 7.3(G) (other than the Acquisition Transactions and the Arlington Acquisition) during the Applicable Look-Back Period, $1,000,000 (in each case, including the incurrence or assumption of any Indebtedness in connection therewith and transaction-related contractual payments, including the maximum amounts payable under earn-out or similar contingent purchase price adjustments or agreements).

(H) Transactions with Shareholders and Affiliates. Neither the Borrower nor any of its Subsidiaries shall directly or indirectly enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or make loans or advances to any holder or holders of any of the Equity Interests of the Borrower, or with any Affiliate of the Borrower which is not its Subsidiary, on terms that are less favorable to the Borrower or any of its Subsidiaries, as applicable, than those that could reasonably be obtained in an arm's length transaction at the time from Persons who are not such a holder or Affiliate, except for (x) Restricted Payments permitted by Section 7.3(F) and Investments permitted by Section 7.3(D) and (y) the transactions set forth on Schedule 7.3(H) and (z) any renewal of the transactions set forth in clauses (x) and (y).

(I) Restriction on Fundamental Changes. Neither the Borrower nor any of its Subsidiaries shall enter into any merger or consolidation, or liquidate, wind-up or dissolve (or suffer any liquidation or dissolution), or convey, lease, sell, transfer or otherwise dispose of, in one transaction or series of transactions, all or substantially all of the Borrower's consolidated business or property (each such transaction a "**Fundamental Change**"), whether now or hereafter acquired, except (i) Fundamental Changes permitted under Sections 7.3(B), 7.3(D) or 7.3(G), (ii) a Subsidiary of the Borrower may be merged into or consolidated with the Borrower (in which case the Borrower shall be the surviving entity) or any wholly-owned Subsidiary of the Borrower provided the Borrower owns, directly or indirectly, a percentage of the equity of the merged entity not less than the percentage it owned of the Subsidiary prior to such Fundamental Change and if the predecessor Subsidiary was a Subsidiary Guarantor, the surviving Subsidiary shall also be or become a Subsidiary Guarantor hereunder, (iii) any liquidation of any Subsidiary of the Borrower, into the Borrower or another Subsidiary of the Borrower, as applicable and (iv) the dissolution of any Subsidiary of the Borrower whose assets have been disposed of in accordance with the terms of this Agreement.

(J) Sales and Leasebacks. Except as set forth on Schedule 1.1.1, neither the Borrower nor any of its Subsidiaries shall become liable, directly, by assumption or by Contingent Obligation, with respect to any lease, whether an operating lease or a Capitalized Lease, of any property (whether real or personal or mixed), (i) which it or one of its Subsidiaries sold or transferred or is to sell or transfer to any other Person, or (ii) which it or one of its Subsidiaries intends to use for substantially the same purposes as any other property which has been or is to be sold or transferred by it or one of its Subsidiaries to any other Person in connection with such lease, unless in either case the sale involved is not prohibited under Section 7.3(B) and the lease involved is not prohibited under Section 7.3(A) and any related Investment is not prohibited under Section 7.3(D).

(K) Margin Regulations. Neither the Borrower nor any of its Subsidiaries, shall use all or any portion of the proceeds of any credit extended under this Agreement to purchase or carry Margin Stock in violation of Regulation U.

(L) ERISA. The Borrower shall not:

(i) permit to exist any accumulated funding deficiency (as defined in Sections 302 of ERISA and 412 of the Code), with respect to any Benefit Plan, whether or not waived;

(ii) terminate, or permit any Controlled Group member to terminate, any Benefit Plan which would result in any liability of the Borrower or any Controlled Group member under Title IV of ERISA;

(iii) fail, or permit any Controlled Group member to fail, to pay any required installment or any other payment required under Section 412 of the Code on or before the due date for such installment or other payment; or

(iv) permit any unfunded liabilities with respect to any Foreign Pension Plan;

except where such transactions, events, circumstances, or failures are not, individually or in the aggregate, reasonably expected to result in liability individually or in the aggregate in excess of $2,000,000.

(M) Constituent Documents. Neither the Borrower nor any of its Subsidiaries shall amend, modify or otherwise change any of the terms or provisions in any of their respective constituent documents as in effect on the date hereof in any manner adverse to the interests of the Lenders, without the prior written consent of the Required Lenders.

(N) Fiscal Year. Neither the Borrower nor any of its consolidated Subsidiaries shall change its fiscal year for accounting or tax purposes from a period consisting of the twelve-month period ending on the last day of December of each year.

(O) Subsidiary Covenants. Except as set forth in any of the Loan Documents, the Borrower will not, and will not permit any Subsidiary to, create or otherwise cause to become effective or suffer to exist any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to pay dividends or make any other distribution on its stock, or make any other Restricted Payment, pay any Indebtedness or other Obligation owed to the Borrower or any other Subsidiary, make loans or advances or other Investments in the Borrower or any other Subsidiary, or sell, transfer or otherwise convey any of its property to the Borrower or any other Subsidiary, or merge, consolidate with or liquidate into the Borrower or any other Subsidiary.

(P) Hedging Obligations. The Borrower shall not and shall not permit any of its Subsidiaries to enter into any interest rate, commodity or foreign currency exchange, swap, collar, cap or similar agreements evidencing Hedging Obligations, other than interest rate, foreign currency or commodity exchange, swap, collar, cap or similar agreements entered into by the Borrower or any of its Subsidiaries pursuant to which the Borrower or its Subsidiaries have hedged their actual or anticipated interest rate, foreign currency or commodity exposure. Such permitted hedging agreements entered into by the Borrower or any of its Subsidiaries and any Lender or any affiliate of any Lender including, without limitation, to hedge floating interest rate risk in an aggregate notional amount not to exceed at any time an amount equal to the outstanding balance of the Term Loans at such time are sometimes referred to herein as "**Hedging Agreements**." In the event a Lender or any of its Affiliates elects to enter into any Hedging Agreement with any of the Borrower or any of its Subsidiaries, the obligations of the Borrower and any such Subsidiary with respect to such Hedging Agreement shall be Secured Obligations, secured by the collateral pledged pursuant to the Collateral Documents.

(Q) Non-Guarantor or Non-Pledged Subsidiaries. The Borrower will not permit (x) the aggregate assets of all Non-Obligor Subsidiaries to exceed 15% of Consolidated Assets or (y) the aggregate Net Income of all Non-Obligor Subsidiaries to exceed 15% of Net Income, in each case, as calculated by the Borrower; provided, that it shall not be a violation hereof if, within sixty (60) days of the date on which an Authorized Officer has knowledge that one or both of the 15% limitations has been exceeded, the Borrower has delivered or caused sufficient Subsidiaries (other than Excluded Subsidiaries) to deliver Collateral Documents and such other documentation described in Section 7.2(J)(iii) and 7.2(K)(iii) as shall be necessary to bring the Borrower and its Subsidiaries back into compliance with the 15% limitations set forth above.

(R) Issuance of Disqualified Stock. From and after the Closing Date, neither the Borrower, nor any of its Subsidiaries shall issue any Disqualified Stock. All issued and outstanding Disqualified Stock shall be treated as Indebtedness for borrowed money for all purposes of this Agreement (and as funded Indebtedness for purposes of Section 7.1(F)), and the amount of such deemed Indebtedness shall be the aggregate amount of the liquidation preference of such Disqualified Stock.

(S) Other Indebtedness. The Borrower shall not amend, modify or supplement, or permit any Subsidiary to amend, modify or supplement (or consent to any amendment, modification or supplement of), any document, agreement or instrument evidencing the Mandara Subordinated Notes or any other Indebtedness that is subordinated to the Obligations (or any replacements, substitutions or renewals thereof) or pursuant to which such Indebtedness is issued where such amendment, modification or supplement provides for the following or which has any of the following effects:

(i) increases the overall principal amount of the Mandara Subordinated Notes or any such Indebtedness or increases the amount of any single scheduled installment of principal or interest;

(ii) shortens or accelerates the date upon which any installment of principal or interest becomes due or adds any additional mandatory redemption provisions;

(iii) shortens the final maturity date of the Mandara Subordinated Notes or such Indebtedness or otherwise accelerates the amortization schedule with respect to the Mandara Subordinated Notes or such Indebtedness;

(iv) increases the rate of interest accruing on the Mandara Subordinated Notes or such Indebtedness;

(v) provides for the payment of additional fees or increases existing fees;

(vi) amends or modifies any financial or negative covenant (or covenant which prohibits or restricts the Borrower or a Subsidiary thereof from taking certain actions) in a manner which is more onerous or more restrictive in any material respect to the Borrower (or any Subsidiary of the Borrower) or which is otherwise materially adverse to the Borrower and/or the Lenders or, in the case of adding covenants, which places material additional restrictions on the Borrower (or a Subsidiary of the Borrower) or which requires the Borrower or any such Subsidiary to comply with more restrictive financial ratios or which requires the Borrower to better its financial performance from that set forth in the existing financial covenants;

(vii) amends, modifies or adds any affirmative covenant in a manner which, when taken as a whole, is materially adverse to the Borrower and/or the Lenders; or

(viii) amends, modifies or supplements the subordination provisions thereof.

7.4 Financial Covenants. The Borrower shall comply with the following:

(A) Maximum Leverage Ratio.

The Borrower shall not permit the ratio (the "**Leverage Ratio**") of (1) Funded Debt of the Borrower and its consolidated Subsidiaries to (2) EBITDA to be greater than:

Fiscal Quarter Ending	Ratio
September 30, 2001	2.50 to 1.00
December 31, 2001	2.50 to 1.00
March 31, 2002	2.50 to 1.00
June 30, 2002	2.50 to 1.00
September 30, 2002	2.50 to 1.00
December 31, 2002	2.50 to 1.00
March 31, 2003	2.00 to 1.00
June 30, 2003	2.00 to 1.00
September 30, 2003	2.00 to 1.00
December 31, 2003	2.00 to 1.00
March 31, 2004 and each quarter thereafter	2.00 to 1.00

The Leverage Ratio shall be calculated, in each case, determined as of the last day of each fiscal quarter based upon (a) for Indebtedness, as of the last day of each such fiscal quarter; and (b) for EBITDA, the actual amount for the four-quarter period ending on such day (provided, however, (a) for the fiscal quarter ending September 30, 2001, the Leverage Ratio shall be calculated using EBITDA for the Borrower and its Subsidiaries on a consolidated basis for the fiscal quarter ending September 30, 2001 multiplied by four, (b) for the fiscal quarter ending December 31, 2001, the Leverage Ratio shall be calculated using EBITDA for the Borrower and its Subsidiaries on a consolidated basis for the two fiscal quarter period ending December 30, 2001, multiplied by two, and (c) for the fiscal quarter ending March 31, 2002, the Leverage Ratio shall be calculated using EBITDA for the Borrower and its Subsidiaries on a consolidated basis for the three fiscal quarter period ending March 31, 2002, multiplied by four-thirds).

(B) Minimum Cash Interest Expense Coverage Ratio. The Borrower shall maintain a ratio (the "**Cash Interest Expense Coverage Ratio**") of (1) EBITDA to (2) Cash Interest Expense for the applicable period of at least:

Fiscal Quarter Ending	Ratio
September 30, 2001	3.50 to 1.00
December 31, 2001	3.50 to 1.00
March 31, 2002	3.75 to 1.00
June 30, 2002	3.75 to 1.00
September 30, 2002	3.75 to 1.00
December 31, 2002	3.75 to 1.00
March 31, 2003	4.00 to 1.00
June 30, 2003	4.00 to 1.00
September 30, 2003	4.00 to 1.00
December 31, 2003	4.00 to 1.00
March 31, 2004 and each quarter thereafter	4.00 to 1.00

In each case the Cash Interest Expense Coverage Ratio shall be determined as of the last day of each fiscal quarter for the four-quarter period ending on such day (provided, however, (a) for the fiscal quarter ending September 30, 2001, the Cash Interest Expense Ratio shall be calculated using EBITDA and Cash Interest Expense for the Borrower and its Subsidiaries on a consolidated basis for the fiscal quarter ending September 30, 2001 multiplied by four, (b) for the fiscal quarter ending December 31, 2001, the Cash Interest Expense Ratio shall be calculated using EBITDA and Cash Interest Expense for the Borrower and its Subsidiaries on a consolidated basis for the two fiscal quarter period ending December 30, 2001, multiplied by two, and (c) for the fiscal quarter ending March 31, 2002, the Cash Interest Expense Ratio shall be calculated using EBITDA and Cash Interest Expense for the Borrower and its Subsidiaries on a consolidated basis for the three fiscal quarter period ending March 31, 2002, multiplied by four-thirds).

(C) Minimum Fixed Charge Coverage Ratio. The Borrower and its consolidated Subsidiaries shall maintain a ratio (the "**Fixed Charge Coverage Ratio**") of (i) EBITDA plus Rentals during such period, to (ii) the sum of the amounts of (a) Cash Interest Expense during such period, plus (b) the current income tax provision by the Borrower and its consolidated Subsidiaries during such period, plus (c) scheduled amortization during such period of the principal portion of the Term Loans and scheduled amortization during such period of the principal portion of all other Indebtedness of the Borrower and its consolidated Subsidiaries, plus (d) Rentals, plus (e) Restricted Payments (if any) paid by the Borrower and its consolidated Subsidiaries during such period of at least:

Fiscal Quarter Ending	Ratio
September 30, 2001	1.15 to 1.00
December 31, 2001	1.20 to 1.00
March 31, 2002	1.20 to 1.00
June 30, 2002	1.20 to 1.00
September 30, 2002	1.25 to 1.00
December 31, 2002	1.25 to 1.00
March 31, 2003	1.25 to 1.00
June 30, 2003	1.25 to 1.00
September 30, 2003	1.25 to 1.00
December 31, 2003	1.25 to 1.00
March 31, 2004 and each quarter thereafter	1.25 to 1.00

In each case, the Fixed Charge Coverage Ratio shall be determined as of the last day of each fiscal quarter for the four-quarter period ending on such day (provided, however, (a) for the fiscal quarter ending September 30, 2001, the Fixed Charge Coverage Ratio shall be calculated using EBITDA, Rentals, Cash Interest Expense, taxes and amortization for the Borrower and its Subsidiaries on a consolidated basis for the fiscal quarter ending September 30, 2001 multiplied by four, (b) for the fiscal quarter ending December 31, 2001, the Fixed Charge Coverage Ratio shall be calculated using such items for the Borrower and its Subsidiaries on a consolidated basis for the two fiscal quarter period ending December 30, 2001, multiplied by two, and (c) for the fiscal quarter ending March 31, 2002, the Fixed Charge Coverage Ratio shall be calculated using such items for the Borrower and its Subsidiaries on a consolidated basis for the three fiscal quarter period ending March 31, 2002, multiplied by four-thirds).

(D) Maximum Capital Expenditures. The Borrower shall not permit its Capital Expenditures during any period set forth below to be greater than the corresponding amount set forth below for such period:

Applicable Period	Capital Expenditures
Closing Date through December 31, 2001	$20,000,000
January 1, 2002 through December 31, 2002	$18,000,000
January 1, 2003 through December 31, 2003	$15,000,000
January 1, 2004 through the later of June 30, 2004 and the Termination Date	$7,500,000

For the purpose of this Section 7.4(D), Capital Expenditures shall be determined as of the last day of each period set forth above.

ARTICLE VIII: DEFAULTS

8.1 Defaults. Each of the following occurrences shall constitute a Default under this Agreement:

(A) Failure to Make Payments When Due. The Borrower shall (i) fail to pay when due any of the Obligations consisting of principal with respect to the Loans or (ii) shall fail to pay within three (3) Business Days of the date when due any of the other Obligations under this Agreement or the other Loan Documents.

(B) Breach of Certain Covenants. The Borrower shall fail duly and punctually to perform or observe any agreement, covenant or obligation binding on the Borrower or there shall otherwise be a breach of any covenant under:

(i) Sections 7.1(A)(iv), 7.1(B) through (J) or 7.2 and such failure or breach shall continue unremedied for five (5) Business Days; or

(ii) Sections 7.1(A)(i), (ii) and (iii), 7.3 or 7.4.

(C) Breach of Representation or Warranty. Any representation or warranty made or deemed made by the Borrower to the Administrative Agent or any Lender herein or by the Borrower or any of its Subsidiaries in any of the other Loan Documents or in any statement or certificate or information at any time given by any such Person pursuant to any of the Loan Documents shall be false or misleading in any material respect on the date as of which made (or deemed made).

(D) Other Defaults. The Borrower shall default in the performance of or compliance with any term contained in this Agreement (other than as covered by paragraphs (A) or (B) or (C) of this Section 8.1), or the Borrower or any of its Subsidiaries shall default in the performance of or compliance with any term contained in any of the other Loan Documents, and such default shall continue for thirty (30) days after the occurrence thereof.

(E) Default as to Other Indebtedness. The Borrower or any of its Subsidiaries shall fail to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) with respect to any Indebtedness (other than Indebtedness hereunder, but including, without limitation, Disqualified Stock), beyond any period of grace provided with respect thereto, which individually or together with other such Indebtedness as to which any such failure exists has an aggregate outstanding principal amount in excess of $2,000,000; or any breach, default, amortization event or event of default shall occur, or any other condition shall exist under any instrument, agreement or indenture pertaining to any such Indebtedness having such aggregate outstanding principal amount, beyond any period of grace, if any, provided with respect thereto, if (i) the effect thereof is to cause an acceleration, mandatory redemption, a requirement that the Borrower or such Subsidiary offer to purchase such Indebtedness or other required repurchase of such Indebtedness, or permit the holder(s) of such Indebtedness to accelerate the maturity of any such Indebtedness or require a redemption or other repurchase of such Indebtedness or (ii) if such breach, default, amortization event or event of default shall occur with respect to any Receivables Facility Attributed Indebtedness, the effect thereof is to cause the early amortization of such Indebtedness or the replacement of the Person then acting as servicer for such Indebtedness, or to permit the investors thereunder to request such early amortization or to replace such Person; or any such Indebtedness shall be otherwise declared to be due and payable (by acceleration or otherwise) or required to be prepaid, redeemed or otherwise repurchased by the Borrower or any of its Subsidiaries (other than by a regularly scheduled required prepayment) prior to the stated maturity thereof.

(F) Involuntary Bankruptcy; Appointment of Receiver, Etc.

(i) An involuntary case shall be commenced against the Borrower or any of its Subsidiaries and the petition shall not be dismissed, stayed, bonded or discharged within sixty (60) days after commencement of the case; or a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Borrower or any of its Subsidiaries in an involuntary case, under any applicable bankruptcy, insolvency or other similar law now or hereinafter in effect; or any other similar relief shall be granted under any applicable federal, state, local or foreign law.

(ii) A decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Borrower or any of its Subsidiaries or over all or a substantial part of the property of the Borrower or any of its Subsidiaries shall be entered; or an interim receiver, trustee or other custodian of the Borrower or any of its Subsidiaries or of all or a substantial part of the property of the Borrower or any of its Subsidiaries shall be appointed or a warrant of attachment, execution or similar process against any substantial part of the property of the Borrower or any of its Subsidiaries shall be issued and any such event shall not be stayed, dismissed, bonded or discharged within sixty (60) days after entry, appointment or issuance.

(G) Voluntary Bankruptcy; Appointment of Receiver, Etc. The Borrower or any of its Subsidiaries shall (i) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, (iii) consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property, (iv) make any assignment for the benefit of creditors, (v) take any corporate or similar action to authorize any of the foregoing or (vi) is generally not paying, or admits in writing its inability to pay, its debts as they become due.

(H) Judgments and Attachments. Any money judgment(s) (other than a money judgment covered by insurance as to which the applicable insurance company has not disclaimed or reserved the right to disclaim coverage), writ or warrant of attachment, or similar process against the Borrower or any of its Subsidiaries or any of their respective assets involving in any single case or in the aggregate an amount in excess of $2,000,000 is or are entered and shall remain undischarged, unvacated, unbonded or unstayed for a period of sixty (60) days or in any event later than fifteen (15) days prior to the date of any proposed sale thereunder.

(I) Dissolution. Any order, judgment or decree shall be entered against the Borrower or any of its Subsidiaries decreeing its involuntary dissolution or split up and such order shall remain undischarged and unstayed for a period in excess of forty-five (45) days; or the Borrower or any Subsidiary shall otherwise dissolve or cease to exist except as specifically permitted by this Agreement.

(J) Loan Documents. At any time, for any reason, any Loan Document as a whole that materially affects the ability of the Administrative Agent or any of the Lenders to enforce the Obligations or enforce their rights against the Collateral ceases to be in full force and effect or the Borrower or any of its Subsidiaries party thereto seeks to repudiate its obligations thereunder.

(K) Termination Event. Any Termination Event occurs which the Required Lenders believe is reasonably likely to subject the Borrower or any of its Subsidiaries to liability in excess of $2,000,000.

(L) Waiver of Minimum Funding Standard. If the plan administrator of any Plan applies under Section 412(d) of the Code for a waiver of the minimum funding standards of Section 412(a) of the Code and any Lender believes the substantial business hardship upon which the application for the waiver is based could reasonably be expected to subject either the Borrower or any Controlled Group member to liability in excess of $2,000,000.

(M) Change of Control. A Change of Control shall occur.

(N) Environmental Matters. The Borrower or any of its Subsidiaries shall be the subject of any settlement agreement, consent decree or order pertaining to (i) the Release by the Borrower or any of its Subsidiaries of any Contaminant into the environment, (ii) the liability of the Borrower or any of its Subsidiaries arising from the Release by any other Person of any Contaminant into the environment, or (iii) any violation of any Environmental, Health or Safety Requirements of Law which by the Borrower or any of its Subsidiaries, which, in any case, has or is reasonably likely to subject the Borrower or its Subsidiaries to liability, individually or in the aggregate, in excess of $2,000,000.

(O) Guarantor Revocation; Failure of Guaranty. Any guarantor of the Obligations (including, without limitation, any Subsidiary Guarantor) shall terminate or revoke any of its obligations under the applicable guaranty or breach any of the material terms of such guaranty or any guaranty (including, without limitation, any Subsidiary Guaranty) shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any such guaranty.

(P) Collateral Documents. Any of the following shall occur: (i) any Collateral Document shall for any reason fail to create a valid and perfected first priority security interest in any collateral purported to be covered thereby, except as permitted by the terms of any Collateral Document, (ii) any Collateral Document shall fail to remain in full force or effect, (iii) any action shall be taken by the Borrower or any of its Subsidiaries to discontinue or to assert the invalidity or unenforceability of any Collateral Document, or (iv) the Borrower or any of its Subsidiaries shall fail to comply with any of the terms or provisions of any Collateral Document.

(Q) Hedging Agreements. Nonpayment by the Borrower or any of its Subsidiaries of any material obligation under any Hedging Agreement or the breach by the Borrower or such Subsidiary of any material term, provision or condition contained in any such Hedging Agreement.

A Default shall be deemed "continuing" until cured or until waived in writing in accordance with Section 9.3.

ARTICLE IX: ACCELERATION, DEFAULTING LENDERS; WAIVERS, AMENDMENTS AND REMEDIES

9.1 Termination of Commitments; Acceleration. If any Default described in Section 8.1(F) or 8.1(G) occurs with respect to the Borrower or any Subsidiary, the obligations of the Lenders to make Loans hereunder and the obligation of the Issuing Bank to issue Letters of Credit hereunder shall automatically terminate and the Obligations shall immediately become due and payable without any election or action on the part of the Administrative Agent or any Lender. If any other Default occurs, (a) Revolving Lenders with Revolving Loan Pro Rata Shares greater than fifty percent (50%) may terminate or suspend the obligations of the Lenders to make Loans hereunder and the obligation of the Issuing Bank to issue Letters of Credit hereunder and/or (b) the Required Lenders may declare the Obligations to be due and payable, or both, whereupon the Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Borrower expressly waives.

9.2 Defaulting Lender. In the event that any Lender fails to fund its Applicable Pro Rata Share of any Advance requested or deemed requested by the Borrower, which such Lender is obligated to fund under the terms of this Agreement (the portion of such Advance funded by any other Lenders being hereinafter referred to as a "**Non Pro Rata Loan**"), until the earlier of such Lender's cure of such failure and the termination of the Revolving Loan Commitments, the proceeds of all amounts thereafter repaid to the Administrative Agent by the Borrower and otherwise required to be applied to such Lender's share of all other Obligations pursuant to the terms of this Agreement shall be advanced to the Borrower by the Administrative Agent on behalf of such Lender to cure, in full or in part, such failure by such Lender, but shall nevertheless be deemed to have been paid to such Lender in satisfaction of such other Obligations. Notwithstanding anything in this Agreement to the contrary:

(i) the foregoing provisions of this Section 9.2 shall apply only with respect to the proceeds of payments of Obligations and shall not affect the conversion or continuation of Loans pursuant to Section 2.10;

(ii) any such Lender shall be deemed to have cured its failure to fund its Applicable Pro Rata Share of any Advance at such time as an amount equal to such Lender's original Applicable Pro Rata Share of the requested principal portion of such Advance is fully funded to the Borrower, whether made by such Lender itself or by operation of the terms of this Section 9.2, and whether or not the Non Pro Rata Loan with respect thereto has been repaid, converted or continued;

(iii) regardless of whether or not a Default has occurred or is continuing, and notwithstanding the instructions of the Borrower as to its desired application, all repayments of principal which, in accordance with the other terms of this Agreement, would be applied to the outstanding Loans shall be applied first, ratably to all Loans constituting Non Pro Rata Loans, second, ratably to Loans other than those constituting Non Pro Rata Loans or amounts advanced to the Borrower to cure, in full or in part, any such Lender's failure to fund its Applicable Pro Rata Share of any Advance ("**Cure Loans**") and, third, ratably to Loans constituting Cure Loans; and

(iv) for so long as and until any such Lender's failure to fund its Applicable Pro Rata Share of any Advance is cured in accordance with Section 9.2(ii), (A) such Lender shall not be entitled to any commitment fees with respect to its Commitments and (B) such Lender shall not be entitled to any letter of credit fees, which commitment fees and letter of credit fees shall accrue in favor of the Lenders which have funded their respective Applicable Pro Rata Share of such defaulting Lender's requested Advance, shall be allocated among such performing Lenders ratably based upon their relative Revolving Loan Commitments, and shall be calculated based upon the average amount by which the aggregate Revolving Loan Commitments of such performing Lenders exceeds the sum of (I) the outstanding principal amount of the Loans owing to such performing Lenders, plus (II) the outstanding Reimbursement Obligations owing to such performing Lenders, plus (III) the aggregate participation interests of such performing Lenders arising pursuant to Section 3.6 with respect to undrawn and outstanding Letters of Credit.

9.3 Amendments. Subject to the provisions of this Article IX, the Required Lenders (or the Administrative Agent with the consent in writing of the Required Lenders) and the Borrower may enter into agreements supplemental hereto for the purpose of adding or modifying any provisions to the Loan Documents or changing in any manner the rights of the Lenders or the Borrower hereunder or waiving any Default hereunder; provided, however, that no such supplemental agreement shall, without the consent of each Lender affected thereby:

(i) Postpone or extend the Revolving Loan Termination Date, the Term Loan Termination Date or any other date fixed for any payment of principal of, or interest on, the Loans, the Reimbursement Obligations or any fees or other amounts payable to such Lender (except with respect to (a) any modifications of the provisions relating to amounts, timing or application of prepayments of Loans and other Obligations, which modification shall require only the approval of the Required Lenders and (b) a waiver of the application of the default rate of interest pursuant to Section 2.11 hereof which waiver shall require only the approval of the Required Lenders).

(ii) Reduce the principal amount of any Loans or L/C Obligations, or reduce the rate or extend the time of payment of interest or fees thereon (other than (i) a waiver of the application of the default rate of interest pursuant to Section 2.11 hereof, and (ii) as a result of a change in the definition of Leverage Ratio or any of the components thereof or the method of calculation thereof).

(iii) Reduce the percentage specified in the definition of Required Lenders or any other percentage of Lenders specified to be the applicable percentage in this Agreement to act on specified matters or amend the definitions of "Applicable Pro Rata Share", "Pro Rata Share", "Required Lenders", "Revolving Loan Pro Rata Share", or "Term Loan Pro Rata Share".

(iv) Increase the amount of the Revolving Loan Commitment or the Term Loan Commitment of any Lender hereunder or increase any Lender's Revolving Loan Pro Rata Share, Term Loan Pro Rata Share or Pro Rata Share.

(v) Permit the Borrower to assign its rights under this Agreement.

(vi) Other than pursuant to a transaction permitted by the terms of this Agreement, release all or substantially all of the Collateral.

(vii) Other than pursuant to a transaction permitted by the terms of this Agreement, release any Subsidiary Guarantor from its obligations under a Subsidiary Guaranty.

(viii) Amend Section 13.3 or this Section 9.3.

No amendment of any provision of this Agreement relating to (a) the Administrative Agent shall be effective without the written consent of the Administrative Agent, (b) Swing Line Loans shall be effective without the written consent of the Swing Line Bank and (c) the Issuing Bank shall be effective without the written consent of the Issuing Bank. The Administrative Agent may waive payment of the fee required under Section 14.3(B) without obtaining the consent of any of the Lenders.

The Administrative Agent may notify the other parties to this Agreement of any amendments to this Agreement which the Administrative Agent reasonably determines to be necessary as a result of the commencement of the third stage of the European Economic and Monetary Union. Notwithstanding anything to the contrary contained herein, any amendments so notified shall take effect in accordance with the terms of the relevant notification.

9.4 Preservation of Rights. No delay or omission of the Lenders or the Administrative Agent to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Default or an acquiescence therein, and the making of a Loan or the issuance of a Letter of Credit notwithstanding the existence of a Default or the inability of the Borrower to satisfy the conditions precedent to such Loan or issuance of such Letter of Credit shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Loan Documents whatsoever shall be valid unless in writing signed by the requisite number of Lenders required pursuant to Section 9.3, and then only to the extent in such writing specifically set forth. All remedies contained in the Loan Documents or by law afforded shall be cumulative and all shall be available to the Administrative Agent and the Lenders until the Facility Termination Date.

ARTICLE X: [INTENTIONALLY OMITTED]

ARTICLE XI: GENERAL PROVISIONS

11.1 Survival of Representations. All representations and warranties of the Borrower contained in this Agreement shall survive delivery of this Agreement and the making of the Loans herein contemplated so long as any principal, accrued interest, fees, or any other amount due and payable under any Loan Document is outstanding and unpaid (other than contingent reimbursement and indemnification obligations) and so long as the Commitments have not been terminated.

11.2 Governmental Regulation. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrower in violation of any limitation or prohibition provided by any applicable statute or regulation.

11.3 Performance of Obligations. The Borrower agrees that the Administrative Agent may, but shall have no obligation to (i) at any time, pay or discharge taxes, liens, security interests or other encumbrances levied or placed on or threatened against any Collateral to the extent the Borrower is required by the terms hereof to pay any such amount, but has not done so and (ii), after the occurrence and during the continuance of a Default, to make any other payment or perform any act required of the Borrower under any Loan Document or take any other action which the Administrative Agent in its discretion deems reasonably necessary or desirable to protect or preserve the property of the Borrower and its Subsidiaries' (including, without limitation, the Collateral), including, without limitation, any action to (x) effect any repairs or obtain any insurance called for by the terms of any of the Loan Documents and to pay all or any part of the premiums therefor and the costs thereof and (y) pay any rents payable by the Borrower or any Subsidiary Guarantor which are more than thirty (30) days past due, or as to which the landlord has given notice of termination, under any lease. The Administrative Agent shall use its reasonable efforts to give the Borrower notice of any action taken under this Section 11.3 prior to the taking of such action or promptly thereafter provided the failure to give such notice shall not affect the Borrower's obligations in respect thereof. The Borrower agrees to pay the Administrative Agent, upon demand, the principal amount of all funds advanced by the Administrative Agent under this Section 11.3, together with interest thereon at the rate from time to time applicable to Floating Rate Loans from the date of such advance until the outstanding principal balance thereof is paid in full. If the Borrower fails to make payment in respect of any such advance under this Section 11.3 within one (1) Business Day after the date the Borrower receives written demand therefor from the Administrative Agent, the Administrative Agent shall promptly notify each Lender and each Lender agrees that it shall thereupon make available to the Administrative Agent, in Dollars in immediately available funds, the amount equal to such Lender's Pro Rata Share of such advance. If such funds are not made available to the Administrative Agent by such Lender within one (1) Business Day after the Administrative Agent's demand therefor, the Administrative Agent will be entitled to recover any such amount from such Lender together with interest thereon at the Federal Funds Effective Rate for each day during the period commencing on the date of such demand and ending on the date such amount is received. The failure of any Lender to make available to the Administrative Agent its Pro Rata Share of any such unreimbursed advance under this Section 11.3 shall neither relieve any other Lender of its obligation hereunder to make available to the Administrative Agent such other Lender's Pro Rata Share of such advance on the date such payment is to be made nor increase the obligation of any other Lender to make such payment to the Administrative Agent. All outstanding principal of, and interest on, advances made under this Section 11.3 shall constitute Obligations secured by the Collateral until paid in full by the Borrower.

11.4 Headings. Section headings in the Loan Documents are for convenience of reference only, and shall not govern the interpretation of any of the provisions of the Loan Documents.

11.5 Entire Agreement. The Loan Documents and the fee letter agreement between the Administrative Agent, the Arranger and the Borrower dated May 11, 2001 embody the entire agreement and understanding among the Borrower, the Administrative Agent and the Lenders and supersede all prior agreements and understandings among the Borrower, the Administrative Agent and the Lenders relating to the subject matter thereof.

11.6 Several Obligations; Benefits of this Agreement. The respective obligations of the Lenders hereunder are several and not joint and no Lender shall be the partner or agent of any other Lender (except to the extent to which the Administrative Agent is authorized to act as such). The failure of any Lender to perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and assigns.

11.7 Expenses; Indemnification.

(A) Expenses. The Borrower shall reimburse the Administrative Agent and the Arranger for any reasonable costs and any out-of-pocket expenses (including reasonable attorneys' and paralegals' fees and time charges of outside attorneys and paralegals for the Administrative Agent) paid or incurred by the Administrative Agent or the Arranger in connection with the preparation, negotiation, execution, delivery, syndication, review, amendment, modification, and administration of the Loan Documents. The Borrower also agrees to reimburse the Administrative Agent and the Arranger and the Lenders for any costs, any internal legal charges and any out-of-pocket expenses (including attorneys' and paralegals' fees and time charges of attorneys and paralegals for the Administrative Agent and the Arranger and the Lenders, which attorneys and paralegals may be employees of the Administrative Agent or the Arranger or the Lenders) paid or incurred by the Administrative Agent or the Arranger or any Lender in connection with the collection of the Obligations and enforcement of the Loan Documents. In addition to expenses set forth above, the Borrower agrees to reimburse the Administrative Agent, promptly after the Administrative Agent's request therefor, for each audit, or other business analysis performed by or for the benefit of the Lenders in connection with this Agreement or the other Loan Documents in an amount equal to the Administrative Agent's then customary charges for each person employed to perform such audit or analysis, plus all reasonable costs and expenses (including without limitation, travel expenses) incurred by the Administrative Agent in the performance of such audit or analysis. Administrative Agent shall provide the Borrower with a detailed statement of all reimbursements requested under this Section 11.7(A).

(B) Indemnity. The Borrower further agrees to defend, protect, indemnify, and hold harmless the Administrative Agent, the Arranger and each and all of the Lenders and each of their respective Affiliates, and each of such Administrative Agent's, Arranger's, Lender's, or Affiliate's respective officers, directors, employees, attorneys and agents (including, without limitation, those retained in connection with the satisfaction or attempted satisfaction of any of the conditions set forth in Article V) (collectively, the "**Indemnitees**") from and against any and all liabilities, obligations, losses (other than loss of profits), damages, penalties, actions, judgments, suits, claims, costs, expenses of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding, whether or not any of such Indemnitees shall be designated a party thereto), imposed on, incurred by, or asserted against such Indemnitees in any manner relating to or arising out of:

(i) this Agreement or any of the other Loan Documents or any of the Transaction Documents, or any act, event or transaction related or attendant thereto or to the Acquisition Transactions, the making of the Loans, and the issuance of and participation in Letters of Credit hereunder, the management of such Loans or Letters of Credit, the use or intended use of the proceeds of the Loans or Letters of Credit hereunder, or any of the other transactions contemplated by the Transaction Documents; or

(ii) any liabilities, obligations, responsibilities, losses, damages, personal injury, death, punitive damages, economic damages, consequential damages, treble damages, intentional, willful or wanton injury, damage or threat to the environment, natural resources or public health or welfare, costs and expenses (including, without limitation, attorney, expert and consulting fees and costs of investigation, feasibility or remedial action studies), fines, penalties and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future relating to violation of any Environmental, Health or Safety Requirements of Law arising from or in connection with the past, present or future operations of the Borrower, its Subsidiaries or any of their respective predecessors in interest, or, the past, present or future environmental, health or safety condition of any respective property of the Borrower or its Subsidiaries, the presence of asbestos-containing materials at any respective property of the Borrower or its Subsidiaries or the Release or threatened Release of any Contaminant into the environment by Borrower or any of its Subsidiaries (collectively, the "**Indemnified Matters**");

provided, however, the Borrower shall not have any obligation to an Indemnitee hereunder with respect to Indemnified Matters caused by or resulting from the willful misconduct or Gross Negligence of such Indemnitee, as determined by the final non-appealable judgment of a court of competent jurisdiction. If the undertaking to indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Borrower shall contribute the maximum portion which it is permitted to pay and satisfy under applicable law, to the payment and satisfaction of all Indemnified Matters incurred by the Indemnitees.

(C) Waiver of Certain Claims; Settlement of Claims. The Borrower further agrees to assert no claim against any of the Indemnitees or each other on any theory of liability seeking consequential, special, indirect, exemplary or punitive damages arising out of or in any way in connection with the Loan Documents or any matters governed by this Agreement. No settlement shall be entered into by the Borrower or any of its Subsidiaries with respect to any claim, litigation, arbitration or other proceeding relating to or arising out of the transactions evidenced by this Agreement, the other Loan Documents or in connection with the Acquisition Transactions (whether or not the Administrative Agent or any Lender or any Indemnitee is a party thereto) unless such settlement releases all Indemnitees from any and all liability with respect thereto.

(D) Survival of Agreements. The obligations and agreements of the Borrower under this Section 11.7 shall survive the termination of this Agreement.

11.8 Numbers of Documents. All statements, notices, closing documents, and requests hereunder shall be furnished to the Administrative Agent with sufficient counterparts as may be requested by the Administrative Agent so that the Administrative Agent may furnish one to each of the Lenders, if appropriate.

11.9 Accounting. Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with Agreement Accounting Principles.

11.10 Severability of Provisions. Any provision in any Loan Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable.

11.11 Nonliability of Lenders. The relationship between the Borrower and the Lenders and the Administrative Agent shall be solely that of borrower and lender. Neither the Administrative Agent nor any Lender shall have any fiduciary responsibilities to the Borrower. Neither the Administrative Agent nor any Lender undertakes any responsibility to the Borrower to review or inform the Borrower of any matter in connection with any phase of the Borrower's business or operations.

11.12 **GOVERNING LAW.** THE ADMINISTRATIVE AGENT ACCEPTS THIS AGREEMENT, ON BEHALF OF ITSELF AND THE LENDERS, AT CHICAGO, ILLINOIS BY ACKNOWLEDGING AND AGREEING TO IT THERE. ANY DISPUTE BETWEEN THE BORROWER AND THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY OTHER HOLDER OF SECURED OBLIGATIONS ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING §735 ILCS 105/5-1 ET SEQ. BUT OTHERWISE WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS.

11.13 CONSENT TO JURISDICTION; VENUE; SERVICE OF PROCESS; JURY TRIAL.

(A) EXCLUSIVE JURISDICTION. EACH OF THE PARTIES HERETO AGREES THAT ALL DISPUTES AMONG THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED EXCLUSIVELY BY STATE OR FEDERAL COURTS LOCATED IN CHICAGO, ILLINOIS, BUT THE PARTIES HERETO ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF CHICAGO, ILLINOIS. EACH OF THE PARTIES HERETO WAIVES IN ALL DISPUTES BROUGHT PURSUANT TO THIS SUBSECTION (A) ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

(B) OTHER JURISDICTIONS. THE BORROWER AGREES THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY OTHER HOLDER OF SECURED OBLIGATIONS SHALL HAVE THE RIGHT TO PROCEED AGAINST THE BORROWER OR ITS RESPECTIVE PROPERTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PERSON TO (1) OBTAIN PERSONAL JURISDICTION OVER THE BORROWER OR (2) REALIZE ON THE COLLATERAL GRANTED IN CONNECTION HEREWITH, OR (3) IN ORDER TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PERSON. THE BORROWER AGREES THAT IT WILL NOT ASSERT ANY COUNTERCLAIMS (UNLESS COMPULSORY) IN ANY PROCEEDING BROUGHT BY SUCH PERSON TO REALIZE ON ANY SECURITY FOR THE OBLIGATIONS OR TO ENFORCE A

JUDGMENT OR OTHER COURT ORDER IN FAVOR OF SUCH PERSON. THE BORROWER WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH SUCH PERSON HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION (B).

(C) VENUE. THE BORROWER IRREVOCABLY WAIVES ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION OF THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH IN ANY JURISDICTION SET FORTH ABOVE.

(D) SERVICE OF PROCESS. THE BORROWER WAIVES PERSONAL SERVICE OF ANY PROCESS UPON IT AND IRREVOCABLY APPOINTS AMERICAN INFORMATION SERVICES, INC., ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR, MIAMI, FLORIDA 33131, AS THE BORROWER'S AGENT FOR THE PURPOSE OF ACCEPTING SERVICE OF PROCESS ISSUED BY ANY COURT. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF THE ADMINISTRATIVE AGENT OR ANY LENDER TO SERVE ANY SUCH WRITS, PROCESS OR SUMMONSES IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(E) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

11.14 Other Transactions. Each of the Administrative Agent, the Arranger, the Lenders, the Swing Line Bank, the Issuing Bank and the Borrower acknowledges that the Lenders (or Affiliates of the Lenders) may, from time to time, effect transactions for their own accounts or the accounts of customers, and hold positions in loans or options on loans of the Borrower, its Subsidiaries and other companies that may be the subject of this credit arrangement and nothing in this Agreement shall impair the right of any such Person to enter into any such transaction (to the extent it is not expressly prohibited by the terms of this Agreement) or give any other Person any claim or right of action hereunder as a result of the existence of the credit arrangements hereunder, all of which are hereby waived. In addition, certain Affiliates of one or more of the Lenders are or may be securities firms and as such may effect, from time to time, transactions for their own accounts or for the accounts of customers and hold positions in securities or options on securities of the Borrower, its Subsidiaries and other companies that may be the subject of this credit arrangement and nothing in this Agreement shall impair the right of any such Person to enter into any such transaction (to the extent it is not expressly prohibited by the terms of this Agreement) or give any other Person any claim or right of action hereunder as a result of the existence of the credit arrangements hereunder, all of which are hereby waived. Each of the Administrative Agent, the Arranger, the Lenders, the Swing Line Bank, the Issuing Bank and the Borrower acknowledges and consents to these multiple roles, and further acknowledges that the fact that any such unit or Affiliate is providing another service or product or proposal therefor to the Borrower or any of its Subsidiaries does not mean that such service, product, or proposal is or will be acceptable to any of the Administrative Agent, the Arranger and Arranger, the Lenders, the Swing Line Bank or the Issuing Bank.

11.15 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

11.16 Subordination of Intercompany Indebtedness. The Borrower agrees that any and all claims of any of its Subsidiaries with respect to any "Intercompany Indebtedness" (as hereinafter defined) (herein, the "**Obligated Entity**"), any endorser, obligor or any other guarantor of all or any part of the Obligations, or against any of its properties shall be subordinate and subject in right of payment to the prior payment, in full and in cash, of all Obligations and Hedging Obligations under Hedging Agreements; provided that, and not in contravention of the foregoing, so long as no Default has occurred and is continuing the Borrower may make loans to and receive payments in the ordinary course with respect to such Intercompany Indebtedness from each such Obligated Entity to the extent permitted by the terms of this Agreement and the other Loan Documents. Notwithstanding any right of the Borrower to ask, demand, sue for, take or receive any payment from any Obligated Entity, all rights, liens and security interests of the Borrower, whether now or hereafter arising and howsoever existing, in any assets of any Obligated Entity shall be and are subordinated to the rights of the Holders of Secured Obligations and the Administrative Agent in those assets. The Borrower shall have no right to possession of any such asset or to foreclose upon any such asset, whether by judicial action or otherwise, unless and until all of the Obligations (other than contingent indemnity obligations) and the Hedging Obligations under Hedging Agreements shall have been fully paid and satisfied (in cash) and all financing arrangements pursuant to any Loan Document or Hedging Agreement among the Borrower and the Holders of Secured Obligations (or any affiliate thereof) have been terminated. If all or any part of the assets of any Obligated Entity, or the proceeds thereof, are subject to any distribution, division or application to the creditors of such Obligated Entity, whether partial or complete, voluntary or involuntary, and whether by reason of liquidation, bankruptcy, arrangement, receivership, assignment for the benefit of creditors or any other action or proceeding, or if the business of any such Obligated Entity is dissolved or if substantially all of the assets of any such Obligated Entity are sold, then, and in any such event (such events being herein referred to as an "**Insolvency Event**"), any payment or distribution of any kind or character, either in cash, securities or other property, which shall be payable or deliverable upon or with respect to any indebtedness of any Obligated Entity to the Borrower ("**Intercompany Indebtedness**") shall be paid or delivered directly to the Administrative Agent for application on any of the Obligations and Hedging Obligations under the Hedging Agreements, due or to become due, until such Obligations and Hedging Obligations (other than contingent indemnity obligations) shall have first been fully paid and satisfied (in cash). Should any payment, distribution, security or instrument or proceeds thereof be received by the Borrower upon or with respect to the Intercompany Indebtedness after an Insolvency Event prior to the satisfaction of all of the Obligations (other than contingent indemnity obligations) and Hedging Obligations under Hedging Agreements and the termination of all financing arrangements pursuant to any Loan Document or Hedging Agreement among the Borrower and the Holders of Secured Obligations (and their affiliates), the Borrower shall receive and hold the same in trust, as trustee, for the benefit of the Holders of Secured Obligations and shall forthwith deliver the same to the Administrative Agent, for the benefit of such Persons, in precisely the form received (except for the endorsement or assignment of the Borrower where necessary), for application to any of the Obligations and such Hedging Obligations, due or not due, and, until so delivered, the same shall be held in trust by the Borrower as the property of the Holders of Secured Obligations. If the Borrower fails to make any such endorsement or assignment to the Administrative Agent, the Administrative Agent or any of its officers or employees are irrevocably authorized to make the same. The Borrower agrees that until the Obligations (other than the contingent indemnity obligations) and such Hedging Obligations have been paid in full (in cash) and satisfied and all financing arrangements pursuant to any Loan Document or Hedging Agreement among the Borrower and the Holders of Secured Obligations (and their affiliates) have been terminated, the Borrower will not assign or transfer to any Person (other than the Administrative Agent) any claim the Borrower has or may have against any Obligated Entity.

11.17 Accounting. Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with Agreement Accounting Principles. If any changes in generally accepted accounting principles are hereafter required or permitted and are adopted by the Borrower or any of its Subsidiaries with the agreement of its independent certified public accountants and such changes result in a change in the method of calculation of any of the financial covenants, tests, restrictions or standards herein or in the related definitions or terms used therein ("**Accounting Changes**"), the parties hereto agree, at the Borrower's request, to enter into negotiations, in good faith, in order to amend such provisions in a credit neutral manner so as to reflect equitably such changes with the desired result that the criteria for evaluating the Borrower's and its Subsidiaries' financial condition shall be the same after such changes as if such changes had not been made; provided, however, until such provisions are amended in a manner reasonably satisfactory to the Administrative Agent and the Required Lenders, no Accounting Change shall be given effect in such calculations and all financial statements and reports required to be delivered hereunder shall be prepared in accordance with Agreement Accounting Principles without taking into account such Accounting Changes. In the event such amendment is entered into, all references in this Agreement to Agreement Accounting Principles shall mean generally accepted accounting principles as of the date of such amendment.

ARTICLE XII: THE ADMINISTRATIVE AGENT

12.1 Appointment; Nature of Relationship. ABN AMRO is appointed by the Lenders as the Administrative Agent hereunder and under each other Loan Document, and each of the Lenders irrevocably authorizes the Administrative Agent to act as the contractual representative of such Lender with the rights and duties expressly set forth herein and in the other Loan Documents. The Administrative Agent agrees to act as such contractual representative upon the express conditions contained in this Article XII. Notwithstanding the use of the defined term "Administrative Agent," it is expressly understood and agreed that the Administrative Agent shall not have any fiduciary responsibilities to any Holder of Secured Obligations by reason of this Agreement and that the Administrative Agent is merely acting as the representative of the Lenders with only those duties as are expressly set forth in this Agreement and the other Loan Documents. In its capacity as the Lenders' contractual representative, the Administrative Agent (i) does not assume any fiduciary duties to any of the Holders of Secured Obligations, (ii) is a "representative" of the Holders of Secured Obligations within the meaning of Section 9-105 of the Uniform Commercial Code then in effect in the State of Illinois or any successor section contained in any revision to Article 9 of the

Uniform Commercial Code then in effect in the State of Illinois and (iii) is acting as an independent contractor, the rights and duties of which are limited to those expressly set forth in this Agreement and the other Loan Documents. Each of the Lenders, for itself and on behalf of its affiliates as Holders of Secured Obligations, agrees to assert no claim against the Administrative Agent on any agency theory or any other theory of liability for breach of fiduciary duty, all of which claims each Holder of Secured Obligations waives.

12.2 Powers. The Administrative Agent shall have and may exercise such powers under the Loan Documents as are specifically delegated to the Administrative Agent by the terms of each thereof, together with such powers as are reasonably incidental thereto. The Administrative Agent shall have no implied duties or fiduciary duties to the Lenders, or any obligation to the Lenders to take any action hereunder or under any of the other Loan Documents except any action specifically provided by the Loan Documents required to be taken by the Administrative Agent.

12.3 General Immunity. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable to the Borrower, the Lenders or any Lender for any action taken or omitted to be taken by it or them hereunder or under any other Loan Document or in connection herewith or therewith except to the extent such action or inaction is found in a final judgment by a court of competent jurisdiction to have arisen solely from the Gross Negligence or willful misconduct of such Person.

12.4 No Responsibility for Loans, Creditworthiness, Collateral, Recitals, Etc. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into, or verify (i) any statement, warranty or representation made in connection with any Loan Document or any borrowing hereunder; (ii) the performance or observance of any of the covenants or agreements of any obligor under any Loan Document; (iii) the satisfaction of any condition specified in Article V, except receipt of items required to be delivered solely to the Administrative Agent; (iv) the existence or possible existence of any Default or (v) the validity, effectiveness or genuineness of any Loan Document or any other instrument or writing furnished in connection therewith. The Administrative Agent shall not be responsible to any Lender for any recitals, statements, representations or warranties herein or in any of the other Loan Documents, for the perfection or priority of the Liens on any of the Collateral, or for the execution, effectiveness, genuineness, validity, legality, enforceability, collectibility, or sufficiency of this Agreement or any of the other Loan Documents or the transactions contemplated thereby, or for the financial condition of any guarantor of any or all of the Obligations, the Borrower or any of its Subsidiaries.

12.5 Action on Instructions of Lenders. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder and under any other Loan Document in accordance with written instructions signed by the Required Lenders (or all of the Lenders in the event that and to the extent that this Agreement expressly requires such), and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders and on all owners of Loans and on all Holders of Secured Obligations. The Administrative Agent shall be fully justified in failing or refusing to take any action hereunder and under any other Loan Document unless it shall first be indemnified to its satisfaction by the Lenders pro rata against any and all liability, cost and expense that it may incur by reason of taking or continuing to take any such action.

12.6 Employment of Administrative Agent and Counsel. The Administrative Agent may execute any of its duties as the Administrative Agent hereunder and under any other Loan Document by or through employees, agents, and attorney-in-fact and shall not be answerable to the Lenders, except as to money or securities received by it or its authorized agent, for the default or misconduct of any such agent or attorneys-in-fact selected by it with reasonable care. The Administrative Agent shall be entitled to advice of counsel concerning the contractual arrangement between the Administrative Agent and the Lenders and all matters pertaining to the Administrative Agent's duties hereunder and under any other Loan Document.

12.7 Reliance on Documents; Counsel. The Administrative Agent shall be entitled to rely upon any notice, consent, certificate, affidavit, letter, telegram, statement, paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, and, in respect to legal matters, upon the opinion of counsel selected by the Administrative Agent, which counsel may be employees of the Administrative Agent.

12.8 The Administrative Agent's Reimbursement and Indemnification. The Lenders agree to reimburse and indemnify the Administrative Agent ratably in proportion to their respective Pro Rata Shares (i) for any amounts not reimbursed by the Borrower for which the Administrative Agent is entitled to reimbursement by the Borrower under the Loan Documents, (ii) for any other expenses incurred by the Administrative Agent on behalf of the Lenders, in connection with the preparation, execution, delivery, administration and enforcement of the Loan Documents and (iii) for any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or any other document delivered in connection therewith or the transactions contemplated thereby, or the enforcement of any of the terms thereof or of any such other documents, provided that no Lender shall be liable for any of the foregoing to the extent any of the foregoing is found in a final non-appealable judgment by a court of competent jurisdiction to have arisen solely from the Gross Negligence or willful misconduct of the Administrative Agent.

12.9 Rights as a Lender. With respect to its Revolving Loan Commitment, its Term Loan Commitment, Loans made by it, and Letters of Credit issued by it, the Administrative Agent shall have the same rights and powers hereunder and under any other Loan Document as any Lender or Issuing Bank and may exercise the same as though it were not the Administrative Agent, and the term "Lender" or "Lenders" or "Issuing Bank" shall, unless the context otherwise indicates, include the Administrative Agent in its individual capacity. The Administrative Agent may accept deposits from, lend money to, and generally engage in any kind of trust, debt, equity or other transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower or any of its Subsidiaries in which such Person is not prohibited hereby from engaging with any other Person.

12.10 Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent, the Arranger or any other Lender and based on the financial statements prepared by the Borrower and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and the other Loan Documents. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, the Arranger or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Loan Documents.

12.11 Successor Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower, such resignation to be effective upon the appointment of a successor Agent or, if no successor Agent has been appointed, thirty (30) days after the retiring Administrative Agent gives notice of its intention to resign. The Administrative Agent may be removed at any time with or without cause by written notice received by the Administrative Agent from the Required Lenders and the Borrower (which notice from the Borrower shall be required only so long as no Default or Unmatured Default shall exist), such removal to be effective on the date specified by the Required Lenders. Upon any such resignation or removal, the Required Lenders shall have the right to appoint, on behalf of the Borrower and the Lenders, a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after any resigning Administrative Agent's giving notice of resignation, then the resigning Administrative Agent may appoint, on behalf of the Borrower and the Lenders, a successor Administrative Agent. Notwithstanding anything herein to the contrary, so long as no Default has occurred and is continuing, each such successor Administrative Agent shall be subject to approval by the Borrower, which approval shall not be unreasonably withheld or delayed. Notwithstanding the two previous sentences, the Administrative Agent may at any time without the consent of the Borrower or any Lender, appoint any of its Affiliates which is a commercial bank as its successor Agent hereunder. If the Administrative Agent has resigned or been removed and no successor Administrative Agent has been appointed, the Lenders may perform all the duties of the Administrative Agent hereunder and the Borrower shall make all payments in respect of the Obligations to the applicable Lender and for all other purposes shall deal directly with the Lenders. No successor Agent shall be deemed to be appointed hereunder until such successor Agent has accepted the appointment. Such successor Administrative Agent shall be a financial institution having capital and retained earnings of at least $500,000,000. Upon the acceptance of any appointment as the Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the resigning or removed Administrative Agent, and the resigning or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents. Upon the effectiveness of the Administrative Agent's resignation or removal hereunder as Administrative Agent, the provisions of this Article XII shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent hereunder and under the other Loan Documents.

12.12 Collateral Documents.

(A) Authority to Take Action. Each Lender authorizes the Administrative Agent to enter into each of the Collateral Documents to which it is a party and to take all action contemplated by such documents. Each Lender agrees that no Holder of Secured Obligations (other than the Administrative Agent) shall have the right individually to seek to realize upon the security granted by any Collateral Document, it being understood and agreed that such rights and remedies may be exercised solely by the Administrative Agent for the benefit of the Holders of Secured Obligations upon the terms of the Collateral Documents.

(B) Authority to Execute and Deliver. In the event that any Collateral is hereafter pledged by any Person as collateral security for the Obligations, the Administrative Agent is hereby authorized to execute and deliver on behalf of the Holders of Secured Obligations any Loan Documents necessary or appropriate to grant and perfect a Lien on such Collateral in favor of the Administrative Agent on behalf of the Holders of Secured Obligations.

(C) Authority to Release Liens. The Lenders hereby authorize the Administrative Agent to release any Lien granted to or held by the Administrative Agent upon any Collateral (i) upon termination of the Commitments and payment and satisfaction of all of the Obligations at any time arising under or in respect of this Agreement or the Loan Documents or the transactions contemplated hereby or thereby; (ii) as permitted by, but only in accordance with, the terms of the applicable Loan Document; or (iii) if approved, authorized or ratified in writing by the Required Lenders, unless such release is required to be approved by all of the Lenders hereunder. Upon request by the Administrative Agent at any time, the Lenders will confirm in writing the Administrative Agent's authority to release particular types or items of Collateral pursuant to this Section 12.12(C).

(D) Additional Authority. Upon any sale or transfer of assets constituting Collateral which is expressly permitted pursuant to the terms of any Loan Document, or consented to in writing by the Required Lenders or all of the Lenders, as applicable, upon at least five (5) Business Days' prior written request by the Borrower, the Administrative Agent shall (and is hereby irrevocably authorized by the Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to the Administrative Agent for the benefit of the Holders of Secured Obligations herein or pursuant hereto upon the Collateral that was sold or transferred; provided, however, that (i) the Administrative Agent shall not be required to execute any such document on terms which, in the Administrative Agent's opinion, would expose the Administrative Agent to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty, and (ii) such release shall not in any manner discharge, affect or impair the Secured Obligations or any Liens upon (or obligations of the Borrower or any Subsidiary in respect of) all interests retained by the Borrower or any Subsidiary, including (without limitation) the proceeds of the sale, all of which shall continue to constitute part of the Collateral.

12.13 No Duties Imposed on Syndication Agent, Documentation Agent or Arranger. None of the Persons identified on the cover page to this Agreement, the signature pages to this Agreement or otherwise in this Agreement as a "Syndication Agent" or "Documentation Agent" or "Arranger" shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than if such Person is a Lender, those applicable to all Lenders as such. Without limiting the foregoing, none of the Persons identified on the cover page to this Agreement, the signature pages to this Agreement or otherwise in this Agreement as a "Syndication Agent" or "Documentation Agent" or "Arranger" shall have or be deemed to have any fiduciary duty to or fiduciary relationship with any Lender. In addition to the agreement set forth in Section 12.10, each of the Lenders acknowledges that it has not relied, and will not rely, on any of the Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

ARTICLE XIII: SETOFF; RATABLE PAYMENTS

13.1 Setoff. In addition to, and without limitation of, any rights of the Lenders under applicable law, if any Default occurs and is continuing, any Indebtedness from any Lender to the Borrower (including all account balances, whether provisional or final and whether or not collected or available) may be offset and applied toward the payment of the Obligations owing to such Lender, whether or not the Obligations, or any part hereof, shall then be due.

13.2 Ratable Payments. If any Lender, whether by setoff or otherwise, has payment made to it upon its Loans (other than payments received pursuant to Sections 4.1, 4.2 or 4.4) in a greater proportion than that received by any other Lender, such Lender agrees, promptly upon demand, to purchase a portion of the Loans held by the other Lenders so that after such purchase each Lender will hold its ratable proportion of Loans. If any Lender, whether in connection with setoff or amounts which might be subject to setoff or otherwise, receives collateral or other protection for its Obligation or such amounts which may be subject to setoff, such Lender agrees, promptly upon demand, to take such action necessary such that all Lenders share in the benefits of such collateral ratably in proportion to the Obligations owing to them. In case any such payment is disturbed by legal process, or otherwise, appropriate further adjustments shall be made.

13.3 Application of Payments. Subject to the provisions of Section 9.2, the Administrative Agent shall, unless otherwise specified at the direction of the Required Lenders which direction shall be consistent with the last two sentences of this Section 13.3, apply all payments and prepayments in respect of any Obligations and all proceeds of the Collateral in the following order:

(i) first, to pay interest on and then principal of any portion of the Loans which the Administrative Agent may have advanced on behalf of any Lender for which the Administrative Agent has not then been reimbursed by such Lender or the Borrower;

(ii) second, to pay interest on and then principal of any advance made under Section 11.3 for which the Administrative Agent has not then been paid by the Borrower or reimbursed by the Lenders;

(iii) third, to the ratable payment of the Obligations in respect of any fees, expenses, reimbursements or indemnities then due to the Administrative Agent;

(iv) fourth, to pay Obligations in respect of any fees, expenses, reimbursements or indemnities then due to the Lenders, the Swing Line Bank and the Issuing Bank;

(v) fifth, to pay interest due in respect of Swing Line Loans;

(vi) sixth, to pay interest due in respect of Loans (other than Swing Line Loans) and L/C Obligations;

(vii) seventh, to the ratable payment or prepayment of principal outstanding on Swing Line Loans;

(viii) eighth, subject to Section 2.5(B), to the ratable payment or prepayment of principal outstanding on Loans (other than Swing Line Loans) and Reimbursement Obligations in such order as the Administrative Agent may determine in its sole discretion;

(ix) ninth, to the ratable payment or prepayment of Hedging Obligations under Hedging Agreements in such order as the Administrative Agent may determine in its sole discretion;

(x) tenth, to provide required cash collateral, if required pursuant to Section 3.11; and

(xi) eleventh, to the ratable payment of all other Obligations.

Unless otherwise designated (which designation shall only be applicable prior to the occurrence of a Default) by the Borrower, all principal payments in respect of Loans (other than Swing Line Loans) shall be applied first, to repay outstanding Floating Rate Loans, and then to repay outstanding Eurocurrency Rate Loans with those Eurocurrency Rate Loans which have earlier expiring Interest Periods being repaid prior to those which have later expiring Interest Periods. The order of priority set forth in this Section 13.3 and the related provisions of this Agreement are set forth solely to determine the rights and priorities of the Administrative Agent, the Lenders, the Swing Line Bank and the Issuing Bank as among themselves. The order of priority set forth in clauses (iv) through (x) of this Section 13.3 may at any time and from time to time be changed by all of the Lenders without necessity of notice to or consent of or approval by the Borrower, or any other Person; provided, that the order of priority of payments in respect of Swing Line Loans may be changed only with the prior written consent of the Swing Line Bank. The order of priority set forth in clauses (i) through (iii) of this Section 13.3 may be changed only with the prior written consent of the Administrative Agent, and, in the case of clause (iii), with the prior written consent of the Arranger.

13.4 Relations Among Lenders.

(A) No Action Without Consent. Except with respect to the exercise of set-off rights of any Lender in accordance with Section 13.1, the proceeds of which are applied in accordance with this Agreement, each Lender agrees that it will not take any action, nor institute any actions or proceedings, against the Borrower or any other obligor hereunder or with respect to any Collateral or Loan Document, without the prior written consent of the Required Lenders or, as may be provided in this Agreement or the other Loan Documents, at the direction of the Administrative Agent.

(B) Not Partners; No Liability. The Lenders are not partners or co-venturers, and no Lender shall be liable for the acts or omissions of, or (except as otherwise set forth herein in case of the Administrative Agent) authorized to act for, any other Lender. The Administrative Agent shall have the exclusive right on behalf of the Lenders to enforce the payment of the principal of and interest on any Loan after the date such principal or interest has become due and payable pursuant to the terms of this Agreement.

ARTICLE XIV: BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

14.1 Successors and Assigns. The terms and provisions of the Loan Documents shall be binding upon and inure to the benefit of the Borrower and the Lenders and their respective successors and assigns, except that (A) the Borrower shall not have any right to assign its rights or obligations under the Loan Documents without the consent of all of the Lenders, and any such assignment in violation of this Section 14.1(A) shall be null and void, and (B) any assignment by any Lender must be made in compliance with Section 14.3 hereof. Notwithstanding clause (B) of this Section 14.1 or Section 14.3, (i) any Lender may at any time, without the consent of the Borrower or the Administrative Agent, assign all or any portion of its rights under this Agreement to a Federal Reserve Bank and (ii) any Lender which is a fund or commingled investment vehicle that invests in commercial loans in the ordinary course of its business may at any time, without the consent of the Borrower or the Administrative Agent, pledge or assign all or any part of its rights under this Agreement to a trustee or other representative of holders of obligations owed or securities issued by such Lender as collateral to secure such obligations or securities; provided, however, that no such assignment or pledge shall release the transferor Lender from its obligations hereunder. The

Administrative Agent may treat each Lender as the owner of the Loans made by such Lender hereunder for all purposes hereof unless and until such Lender complies with Section 14.3 hereof in the case of an assignment thereof or, in the case of any other transfer, a written notice of the transfer is filed with the Administrative Agent. Any assignee or transferee of a Loan, Commitment, L/C Interest or any other interest of a Lender under the Loan Documents agrees by acceptance thereof to be bound by all the terms and provisions of the Loan Documents. Any request, authority or consent of any Person, who at the time of making such request or giving such authority or consent is the owner of any Loan, shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

14.2 Participations.

(A) Permitted Participants; Effect. Subject to the terms set forth in this Section 14.2, any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time sell to one or more banks or other entities ("**Participants**") participating interests in any Loan owing to such Lender, any Revolving Loan Commitment of such Lender, any L/C Interest of such Lender or any other interest of such Lender under the Loan Documents on a pro rata or non-pro rata basis. In the event of any such sale by a Lender of participating interests to a Participant, such Lender's obligations under the Loan Documents shall remain unchanged, such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, such Lender shall remain the owner of all Loans made by it for all purposes under the Loan Documents, all amounts payable by the Borrower under this Agreement shall be determined as if such Lender had not sold such participating interests, and the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under the Loan Documents except that, for purposes of Article IV hereof, the Participants shall be entitled to the same rights as if they were Lenders.

(B) Voting Rights. Each Lender shall retain the sole right to approve, without the consent of any Participant, any amendment, modification or waiver of any provision of the Loan Documents other than any amendment, modification or waiver with respect to any Loan, Letter of Credit or Revolving Loan Commitment in which such Participant has an interest which forgives principal, interest or fees or reduces the interest rate or fees payable pursuant to the terms of this Agreement with respect to any such Loan or Revolving Loan Commitment, extends the Termination Date or the Term Loan Termination Date, postpones any date fixed for any regularly-scheduled payment (but not any prepayment) of principal of, or interest or fees on, any such Loan or Revolving Loan Commitment, releases any guarantor from its obligations under a guaranty (other than pursuant to a transaction permitted by the terms of this Agreement) or releases all or substantially all of the Collateral, if any, securing any such Loan or Letter of Credit (other than pursuant to a transaction permitted by the terms of this Agreement).

(C) Benefit of Setoff. The Borrower agrees that each Participant shall be deemed to have the right of setoff provided in Section 13.1 hereof in respect to its participating interest in amounts owing under the Loan Documents to the same extent as if the amount of its participating interest were owing directly to it as a Lender under the Loan Documents, provided that each Lender shall retain the right of setoff provided in Section 13.1 hereof with respect to the amount of participating interests sold to each Participant except to the extent such Participant exercises its right of setoff. The Lenders agree to share with each Participant, and each Participant, by exercising the right of setoff provided in Section 13.1 hereof, agrees to share with each Lender, any amount received pursuant to the exercise of its right of setoff, such amounts to be shared in accordance with Section 13.2 as if each Participant were a Lender.

14.3 Assignments.

(A) Permitted Assignments.

(i) Any Lender (each such assigning Lender under this Section 14.3 being a "**Seller**") may, in accordance with applicable law, at any time assign to one or more banks or other entities (other than the Borrower or any of their Affiliates) ("**Purchasers**") that are, at the time of such assignment, entitled to receive interest on the Obligations being assigned to such institution without such payment being subject to any withholding taxes and, in the case of assignments of the Revolving Loan Commitments, are able to make Eurocurrency Rate Loans in the Agreed Currencies, all or a portion of its rights and obligations under this Agreement (including, without limitation, its Revolving Loan Commitment, all Loans owing to it, all of its participation interests in existing Letters of Credit and Swing Line Loans, and its obligation to participate in additional Letters of Credit and Swing Line Loans hereunder) in accordance with the provisions of this Section 14.3. Each assignment shall be of a constant, and not a varying ratable or non-pro rata percentage of all of the Seller's rights and obligations under this Agreement. Such assignment shall be substantially in the form of Exhibit D hereto and shall not be permitted hereunder unless such assignment is either for all of such Seller's rights and obligations under the Loan Documents or, without the prior written consent of the Administrative Agent, involves loans and commitments in an aggregate amount of at least $1,000,000 and integral multiples of $1,000,000 in excess thereof (which minimum amount (i) shall not apply to any assignment between Lenders, or to an Approved Fund or Affiliate of any Lender, and (ii) in any event may be waived by the Administrative Agent). The written consent of the Administrative Agent, and, prior to the occurrence of a Default, and only with respect to any assignment other than to another Lender or an Affiliate or Approved Fund of any Lender, the Borrower (which consent, in each such case, shall not be unreasonably withheld or delayed), shall be required prior to an assignment becoming effective with respect to a Purchaser which is not a Lender, an Affiliate of such assigning Lender or Approved Fund of such assigning Lender; provided, no consent of the Borrower shall be required in connection with any assignment by any Lender consummated after consultation with the Borrower during the Syndication Period (subject to the provisions of the commitment letter dated May 11, 2001 executed by the Borrower, the Administrative Agent and the Arranger).

(ii) Notwithstanding anything to the contrary contained herein, any Lender (each such Lender, a "**Granting Bank**") may grant to a conduit or special purpose funding vehicle (each such special purpose funding vehicle, a "**Conduit**"), identified as such in writing from time to time by the applicable Granting Bank to the Administrative Agent and the Borrower, the option to provide to the Borrower all or any part of any Advance that such Granting Bank would otherwise be obligated to make to the Borrower pursuant to this Agreement; provided, that (i) nothing herein shall constitute a commitment by any Conduit to make any Advance, (ii) if a Conduit elects not to exercise such option or otherwise fails to provide all or any part of such Advance, the applicable Granting Bank shall be obligated to make such Advance pursuant to the terms hereof. The making of an Advance by any Conduit hereunder shall utilize the Revolving Loan Commitment of the applicable Granting Bank to the same extent, and as if, such Advance were made by such Granting Bank. Each party hereto hereby agrees that no Conduit shall be liable for any indemnity or other similar payment obligation under this Agreement (all liability for which shall remain with the applicable Granting Bank). All notices hereunder to any Granting Bank or the related Conduit, and all payments in respect of the Obligations due to such Granting Bank or the related Conduit, shall be made to such Granting Bank. In addition, each Granting Bank shall vote as a Lender hereunder without giving effect to any assignment under this Section 14.3(A)(ii), and no Conduit shall have any vote as a Lender under this Agreement for any purpose. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any Conduit, it will not institute against, or join any other person in instituting against, such Conduit any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof. In addition, notwithstanding anything to the contrary contained in this Section 14.3, any Conduit may (i) with notice to, but without the prior written consent of, the Borrower and the Administrative Agent and without paying any processing or administrative fee therefor, assign all or a portion of its interests in any Advances to the Granting Bank or to any financial institutions (consented to by the Borrower and the Administrative Agent in accordance with the terms of Section 14.3(A)(i)) providing liquidity and/or credit support to or for the account of such Conduit to support the funding or maintenance of Advances and (ii) disclose on a confidential basis any non-public information relating to its Advances to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such Conduit. This Section 14.3(A)(ii) may not be amended without the written consent of each Conduit affected thereby.

(B) Effect; Effective Date. Upon (i) delivery to the Administrative Agent of a notice of assignment, substantially in the form attached as Appendix I to Exhibit D hereto (a "**Notice of Assignment**"), together with any consent required by Section 14.3(A) hereof, (ii) payment of a $3,500 fee to the Administrative Agent for processing such assignment, and (iii) the completion of the recording requirements in Section 14.3(C), such assignment shall become effective on the later of such date when the requirements in clauses (i), (ii), and (iii) are met or the effective date specified in such Notice of Assignment. The Notice of Assignment shall contain a representation by the Purchaser to the effect that none of the consideration used to make the purchase of the Commitment, Loans and L/C Obligations under the applicable assignment agreement are "plan assets" as defined under ERISA and that the rights and interests of the Purchaser in and under the Loan Documents will not be "plan assets" under ERISA. On and after the effective date of such assignment, such Purchaser, if not already a Lender, shall for all purposes be a Lender party to this Agreement and any other Loan Documents executed by the Lenders and shall have all the rights and obligations of a Lender under the Loan Documents, to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Administrative Agent shall be required to release the Seller with respect to the percentage of the Aggregate Revolving Loan Commitment, Loans and Letter of Credit, and Swing Line Loan participations assigned to such Purchaser; provided, however, that notwithstanding the foregoing, the Seller shall retain the benefit of the indemnification obligations of the Borrower and its Subsidiaries under this Agreement and the other Loan Documents for the period prior to the effective date of such assignment. Upon the consummation of any assignment to a Purchaser pursuant to this Section 14.3(B), the Seller, the Administrative Agent and the Borrower shall make appropriate arrangements so that, to the extent notes have been issued to evidence any of the transferred Loans, replacement notes are issued to such Seller and new notes or, as appropriate, replacement notes, are issued to such Purchaser, in each case in principal amounts reflecting their Revolving Loan Commitment or Term Loan Commitment or Term Loans, as applicable, as adjusted pursuant to such assignment.

(C) The Register. Notwithstanding anything to the contrary in this Agreement, the Borrower hereby designates the Administrative Agent, and the Administrative Agent, hereby accepts such designation, to serve as the Borrower's contractual representative solely for purposes of this Section 14.3(C). In this connection, the Administrative Agent shall maintain at its address referred to in Section 15.1 a copy of each assignment delivered to and accepted by it pursuant to this Section 14.3 and a register (the "**Register**") for the recordation of the names and addresses of the Lenders and the Revolving Loan Commitment of, principal amount of and interest on the Loans owing to, each Lender from time to time and whether such Lender is an original Lender or the assignee of another Lender pursuant to an assignment under this Section 14.3. The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower and each of its Subsidiaries, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

14.4 Confidentiality. Subject to Section 14.5, the Administrative Agent and the Lenders and their respective representatives, consultants and advisors shall hold all nonpublic information obtained pursuant to the requirements of this Agreement and identified as such by the Borrower in accordance with such Person's customary procedures for handling confidential information of this nature and in accordance with safe and sound commercial lending or investment practices and in any event may make disclosure reasonably required by a prospective Transferee in connection with the contemplated participation or assignment or as required or requested by any Governmental Authority or any securities exchange or similar self-regulatory organization or representative thereof or pursuant to a regulatory examination or legal process, or to any direct or indirect contractual counterparty in swap agreements or such contractual counterparty's professional advisor, and shall require any such Transferee to agree (and require any of its Transferees to agree) to comply with this Section 14.4. In no event shall the Administrative Agent or any Lender be obligated or required to return any materials furnished by the Borrower; provided, however, each prospective Transferee shall be required to agree that if it does not become a participant or assignee it shall return all materials furnished to it by or on behalf of the Borrower in connection with this Agreement.

14.5 Dissemination of Information. The Borrower authorizes each Lender to disclose to any Participant or Purchaser or any other Person acquiring an interest in the Loan Documents by operation of law (each a "**Transferee**") and any prospective Transferee any and all information in such Lender's possession concerning the Borrower, its Subsidiaries and the Collateral; provided that prior to any such disclosure, such prospective Transferee shall agree to preserve in accordance with Section 14.4 the confidentiality of any confidential information described therein.

ARTICLE XV: NOTICES

15.1 Giving Notice. Except as otherwise permitted by Section 2.14 with respect to Borrowing/Election Notices, all notices and other communications provided to any party hereto under this Agreement or any other Loan Documents shall be in writing or by telex or by facsimile and addressed or delivered to such party at its address set forth below its signature hereto or at such other address as may be designated by such party in a notice to the other parties. Any notice, if mailed and properly addressed with postage prepaid, shall be deemed given three (3) Business Days after mailed; any notice, if transmitted by telex or facsimile, shall be deemed given when transmitted (answerback confirmed in the case of telexes); or any notice, if transmitted by courier, one (1) Business Day after deposit with a reputable overnight carrier service, with all charges paid. For all purposes under this Agreement and the other Loan Documents, delivery of any notice to the Borrower shall be deemed to have been delivered to the Borrower.

15.2 Change of Address. The Borrower, the Administrative Agent and any Lender may each change the address for service of notice upon it by a notice in writing to the other parties hereto.

ARTICLE XVI: COUNTERPARTS

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart. This Agreement shall be effective when it has been executed by the Borrower, the Administrative Agent and the Lenders and each party has notified the Administrative Agent by telex or telephone, that it has taken such action.

[Remainder of This Page Intentionally Blank]

IN WITNESS WHEREOF, the Borrower, The Lenders, the Administrative Agent, the Syndication Agent and the Documentation Agent have executed this Agreement as of the date first above written.

STEINER LEISURE LIMITED, as the Borrower

By: /s/ Carl St. Phillip, Jr.
Name: Carl St. Philip, Jr.
Title: Vice President

Address:
Suite 104A
Saffrey Square
Nassau, The Bahamas
Attention: Leonard I. Fluxman
Telephone No.: (242) 356-0006
Facsimile No.: (242) 356-6260

ABN AMRO BANK N.V., as Administrative Agent, the Issuing Bank, the Swing Line Bank and as a Lender

By: /s/ Thomas A. Kramer
Name: Thomas A. Kramer
Title: Senior Vice President

By: /s/ Joseph P. Lynch
Name: Joseph P. Lynch
Title: Vice President

Address:
135 South LaSalle, 7th Floor
Chicago, Illinois 60674
Attention: Nancy Carney
Telephone No.: (212) 409-1576
Facsimile No.: (212) 409-1662

SUNTRUST BANK, as Syndication Agent and as a Lender

By: /s/ Charles J. Klenk
Name: Charles J. Klenk
Title: First Vice President

Address:
777 Brickell Avenue
Miami, Florida 33131
Attention: Charles J. Klenk
Telephone No.: (305) 579-7340
Facsimile No.: (305) 579-7133
E-mail: charles.klenk@suntrust.com

EXHIBIT A

TO

CREDIT AGREEMENT

Commitments as of the Closing Date

Revolving Loan Commitments

(prior to giving effect to the assignment to BankUnited, FSB)

Lender	Dollar Amount of Revolving Loan Commitment	% of Aggregate Revolving Loan Commitment
ABN AMRO BANK N.V. (Administrative Agent)	$6,363,636.36	63.63636363636%
SUNTRUST BANK (Syndication Agent)	$3,636,363.64	36.36363636364%
TOTAL	**$10,000,000.00**	**100.00000000000%**

(after giving effect to the assignment to BankUnited, FSB)

Lender	Dollar Amount of Revolving Loan Commitment	% of Aggregate Revolving Loan Commitment
ABN AMRO BANK N.V. (Administrative Agent)	$4,545,454.54	45.45454545455%
SUNTRUST BANK (Syndication Agent)	$3,636,363.64	36.36363636364%
BANKUNITED, FSB (Documentation Agent)	$1,818,181.82	18.18181818182%
TOTAL	**$10,000,000.00**	**100.0000000000%**

Swing Line Commitment

Swing Line Bank	Amount of Swing Line Commitment	% of Aggregate Swing Line Commitment
ABN AMRO Bank N.V.	$2,500,000	100.00000000000%
TOTAL	**$2,500,000**	**100.00000000000%**

{MI790231;1}

Term Loan Commitments

(prior to giving effect to the assignment to BankUnited, FSB)

Lender	Amount of Term Loan Commitment	% of Aggregate Term Loan Commitment
ABN AMRO BANK N.V. (Administrative Agent)	$28,636,363.64	63.63636363636%
SUNTRUST BANK (Syndication Agent)	$16,363,636.36	36.36363636364%
TOTAL	**$45,000,000.00**	**100.00000000000%**

(after giving effect to the assignment to BankUnited, FSB)

Lender	Amount of Term Loan Commitment	% of Aggregate Term Loan Commitment
ABN AMRO BANK N.V. (Administrative Agent)	$20,454,545.46	45.45454545455%
SUNTRUST BANK (Syndication Agent)	$16,363,636.36	36.36363636364%
BANKUNITED, FSB (Documentation Agent)	$8,181,818.18	18.18181818182%
TOTAL	**$45,000,000.00**	**100.00000000000%**

EXHIBIT A-1

TO

CREDIT AGREEMENT

Eurocurrency Payment Offices

Currency	Eurocurrency Payment Office
Dollars	ABN AMRO Bank N.V. New York, NY ABA # 026009580 F/O ABN AMRO Bank N.V. Chicago Branch CPU Account # 650-001-1789-41 Reference: Agency Services (MTI #00624438) (Steiner Leisure Limited)

EXHIBIT B

TO

CREDIT AGREEMENT

Form of Borrowing/Election Notice

TO: ABN AMRO BANK N.V., as contractual representative (the "**Administrative Agent**") under that certain Credit Agreement dated as of July 2, 2001 among Steiner Leisure Limited (the "**Borrower**"), the institutions from time to time parties thereto as "Lenders," the Administrative Agent, SunTrust Bank, as Syndication Agent, and BankUnited, FSB, as Documentation Agent (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Credit Agreement**")

The undersigned Borrower hereby gives to the Administrative Agent a Borrowing/Election Notice pursuant to **[**Sections **[**2.1(B)**]** **[**2.2(B)**]** **[**2.3(B)**]** and **[**2.8**]]** **[**Section 2.10**]** of the Credit Agreement, and such Borrower hereby requests to **[**borrow**]** **[**convert**]** **[**continue**]** on ____ __, ___ (the "**Borrowing Date**") from the Lenders on a pro rata basis an aggregate principal amount of:

(a) from the Lenders with Revolving Loan Commitments in accordance with their Revolving Loan Pro Rata Shares an aggregate principal amount of $____________ in Revolving Loans as:

☐ a Floating Rate Advance

☐ a Eurocurrency Rate Advance with an Interest Period of ______ month(s), for which the Agreed Currency is ____________

(b) from the Lenders with Term Loan Commitments in accordance with their Term Loan Pro Rata Shares an aggregate principal amount of $____________ in Term Loans as:

☐ a Floating Rate Advance

☐ a Eurocurrency Rate Advance with an Interest Period of ______ month(s) for which the Agreed Currency is Dollars

(c) from the Swing Line Bank a Swing Line Loan in the principal amount of $____________ in Dollars

The undersigned hereby certifies to the Administrative Agent and the Lenders that (i) the representations and warranties of the undersigned contained in Article VI of the Credit Agreement are and shall be true and correct on and as of the date hereof and on and as of the Borrowing Date (unless such representation and warranty is made as of a specified date, in which case, such representation and warranty shall be true and correct as of such date) except for changes in the Schedules to the Credit Agreement affecting transactions permitted by or not in violation of the Credit Agreement; (ii) no Default or Unmatured Default has occurred and is continuing on the date hereof or on the Borrowing Date or will result from the making of the proposed Advance; and (iii) the other conditions set forth in Section[s] [5.1] [5.2] of the Credit Agreement have been satisfied.

Unless otherwise defined herein, terms defined in the Credit Agreement shall have the same meanings in this Borrowing/Election Notice.

Dated ____________ ___,

STEINER LEISURE LIMITED

By: ________________________________
Name:
Title:

EXHIBIT C

TO

CREDIT AGREEMENT

Form of Request for Letter of Credit

TO: ABN AMRO Bank N.V.[1], as Issuing Bank under that certain Credit Agreement dated as of July 2, 2001 among Steiner Leisure Limited (the "**Borrower**"), the institutions from time to time parties thereto as "Lenders", ABN AMRO Bank N.V. (the "**Administrative Agent**"), SunTrust Bank, as Syndication Agent, and BankUnited, FSB, as Documentation Agent (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Credit Agreement**"); and

ABN AMRO Bank N.V.
135 South LaSalle Street
7th Floor
Chicago, Illinois 60674-9135
Fax: **[______________]**
Phone: **[______________]**

Pursuant to Section 3.4 of the Credit Agreement, the undersigned Borrower hereby gives to the Issuing Bank a request for issuance of a Letter of Credit on behalf of such Borrower for the benefit of ______________________[2], in the amount of $ ____________, with an effective date of _________________, _____ (the "**Effective Date**") and an expiry date of _________________, ____.

The undersigned hereby certifies that (i) the representations and warranties of the undersigned contained in Article VI of the Credit Agreement are and shall be true and correct on and as of the date hereof and on and as of the Effective Date (unless such representation and warranty is made as of a specified date, in which case, such representation and warranty shall be true and correct as of such date) except for changes in the Schedules to the Credit Agreement affecting transactions permitted by or not in violation of the Credit Agreement; (ii) no Default or Unmatured Default has occurred and is continuing on the date hereof or on the Effective Date or will result from the issuance of the proposed Letter of Credit; and (iii) the other conditions set forth in Sections 3.4 and Section 5.2 of the Credit Agreement have been satisfied.

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[1] Replace with name of appropriate affiliate, if necessary.

[2] Insert name of beneficiary.

Unless otherwise defined herein, terms defined in the Credit Agreement shall have the same meanings in this Request for Letter of Credit.

Dated ____________ ___,

STEINER LEISURE LIMITED

By: ________________________________
Name:
Title:

EXHIBIT D

TO

CREDIT AGREEMENT

Form of Assignment and Acceptance Agreement

FORM OF ASSIGNMENT AGREEMENT

This Assignment Agreement (this "**Assignment Agreement**") between _____________ (the **Assignor**) and _________ (the "**Assignee**") is dated as of _______________, ______. The parties hereto agree as follows:

1. PRELIMINARY STATEMENT. The Assignor is a party to a Credit Agreement (which, as it may be amended, restated, supplemented, modified, renewed or extended from time to time is herein called the "**Credit Agreement**") described in Item 1 of Schedule 1 attached hereto ("**Schedule 1**"). Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to them in the Credit Agreement.

2. ASSIGNMENT AND ASSUMPTION. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, an interest in and to the Assignor's rights and obligations under the Credit Agreement such that after giving effect to such assignment the Assignee shall have purchased pursuant to this Assignment Agreement the percentage interest specified in Item 3 of Schedule 1 of all outstanding rights and obligations under the Credit Agreement relating to the facilities listed in Item 3 of Schedule 1 and the other Loan Documents. The aggregate Commitment (or Loans, if the applicable Commitment has been terminated) purchased by the Assignee hereunder is set forth in Item 4 of Schedule 1.

3. EFFECTIVE DATE. The effective date of this Assignment Agreement (the "**Effective Date**") shall be the later of the date specified in Section 14.3(B) of the Credit Agreement and the date specified in Item 5 of Schedule 1 or two Business Days (or such shorter period agreed to by the Administrative Agent) after a Notice of Assignment substantially in the form of Appendix I (attached hereto) has been delivered to the Administrative Agent. Such Notice of Assignment must include the consents, if any, required to be delivered to the Administrative Agent by Section 14.3(A) of the Credit Agreement. In no event will the Effective Date occur if the payments required to be made by the Assignee to the Assignor on the Effective Date under Sections 4 and 5 hereof are not made on the proposed Effective Date. The Assignor will notify the Assignee of the proposed Effective Date no later than the Business Day prior to the proposed Effective Date. As of the Effective Date, (i) the Assignee shall have the rights and obligations of a Lender under the Loan Documents with respect to the rights and obligations assigned to the Assignee hereunder and (ii) the Assignor shall relinquish its rights and be released from its corresponding obligations under the Loan Documents with respect to the rights and obligations assigned to the Assignee hereunder.

4. PAYMENTS OBLIGATIONS. On and after the Effective Date, the Assignee shall be entitled to receive from the Administrative Agent all payments of principal, interest and fees with respect to the interest assigned hereby. The Assignee shall advance funds directly to the Administrative Agent with respect to all Loans and reimbursement payments made on or after the Effective Date with respect to the interest assigned hereby. **[**In consideration for the sale and assignment of Loans hereunder, (i) the Assignee shall pay the Assignor, on the Effective Date, an amount equal to the principal amount of the portion of all Floating Rate Loans assigned to the Assignee hereunder and (ii) with respect to each Eurocurrency Rate Loan made by the Assignor and assigned to the Assignee hereunder which is outstanding on the Effective Date, (a) on the last day of the Interest Period therefor or (b) on such earlier date agreed to by the Assignor and the Assignee or (c) on the date on which any such Eurocurrency Rate Loan either becomes due (by acceleration or otherwise) or is prepaid (the date as described in the foregoing clauses (a), (b) or (c) being hereinafter referred to as the "**Payment Date**"), the Assignee shall pay the Assignor an amount equal to the principal amount of the portion of such Eurocurrency Rate Loan assigned to the Assignee which is outstanding on the Payment Date. If the Assignor and the Assignee agree that the Payment Date for such Eurocurrency Rate Loan shall be the Effective Date, they shall agree to the interest rate applicable to the portion of such Loan assigned hereunder for the period from the Effective Date to the end of the existing Interest Period applicable to such Eurocurrency Rate Loan (the "**Agreed Interest Rate**") and any interest received by the Assignee in excess of the Agreed Interest Rate shall be remitted to the Assignor. In the event interest for the period from the Effective Date to but not including the Payment Date is not paid by any Borrower with respect to any Eurocurrency Rate Loan sold by the Assignor to the Assignee hereunder, the Assignee shall pay to the Assignor interest for such period on the portion of such Eurocurrency Rate Loan sold by the Assignor to the Assignee hereunder at the applicable rate provided by the Credit Agreement. In the event a prepayment of any Eurocurrency Rate Loan which is existing on the Payment Date and assigned by the Assignor to the Assignee hereunder occurs after the Payment Date but before the end of the Interest Period applicable to such Eurocurrency Rate Loan, the Assignee shall remit to the Assignor the excess of the prepayment penalty paid with respect to the portion of such Eurocurrency Rate Loan assigned to the Assignee hereunder over the amount which would have been paid if such prepayment penalty was calculated based on the Agreed Interest Rate. The Assignee will also promptly remit to the Assignor (i) any principal payments received from the Administrative Agent with respect to Eurocurrency Rate Loans prior to the Payment Date and (ii) any amounts of interest on Loans and fees received from the Administrative Agent which relate to the portion of the Loans assigned to the Assignee hereunder for periods prior to the Effective Date, in the case of Floating Rate Loans or fees, or the Payment Date, in the case of Eurocurrency Rate Loans, and not previously paid by the Assignee to the Assignor.**]**[1] In the event that either party hereto receives any payment to which the other party hereto is entitled under this Assignment Agreement, then the party receiving such amount shall promptly remit it to the other party hereto.

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[1] Each Assignor may insert its standard payment provisions in lieu of the payment terms included in this Exhibit.

5. FEES PAYABLE BY THE ASSIGNEE. The **[**Assignee shall pay to the Assignor a fee on each day on which a payment of interest or commitment fees is made under the Credit Agreement with respect to the amounts assigned to the Assignee hereunder (other than a payment of interest or commitment fees for the period prior to the Effective Date or, in the case of Eurocurrency Rate Loans, the Payment Date, which the Assignee is obligated to deliver to the Assignor pursuant to Section 4 hereof). The amount of such fee shall be the difference between (i) the interest or fee, as applicable, paid with respect to the amounts assigned to the Assignee hereunder and (ii) the interest or fee, as applicable, which would have been paid with respect to the amounts assigned to the Assignee hereunder if each interest rate was _ of 1% less than the interest rate paid by the Borrower or if the commitment fee was ___ of 1% less than the commitment fee paid by the Borrower, as applicable. In addition, the**]** **[**Assignee**][**Assignor**]** agrees to pay a $3,500 processing fee required to be paid to the Administrative Agent in connection with this Assignment Agreement.[2]

6. REPRESENTATIONS OF THE ASSIGNOR; LIMITATIONS ON THE ASSIGNOR'S LIABILITY. The Assignor represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim created by the Assignor. The Assignor represents and warrants that it has the power and authority and legal right to execute and deliver this Assignment Agreement and to perform its obligations hereunder. The execution and delivery by the Assignor of this Assignment Agreement and the performance by it of its obligations hereunder have been duly authorized by proper proceedings. It is understood and agreed that the assignment and assumption hereunder are made without recourse to the Assignor and that the Assignor makes no other representation or warranty of any kind to the Assignee. Neither the Assignor, the Administrative Agent, nor any other Lender, nor any of its officers, directors, employees, agents or attorneys shall be responsible for (i) the due execution, legality, validity, enforceability, genuineness, sufficiency or collectability of any Loan Document, including without limitation, documents granting the Assignor, Administrative Agent and the other Lenders a security interest in assets of the Borrower or any guarantor, (ii) any representation, warranty or statement made in or in connection with any of the Loan Documents, (iii) the financial condition or creditworthiness of any Borrower or any Guarantor, (iv) the performance of or compliance with any of the terms or provisions of any of the Loan Documents, (v) inspecting any of the property, books or records of any Borrower, (vi) the validity, enforceability, perfection, priority, condition, value or sufficiency of any collateral securing or purporting to secure the Loans or (vii) any mistake, error of judgment, or action taken or omitted to be taken in connection with the Loans or the Loan Documents.

7. REPRESENTATIONS OF THE ASSIGNEE. The Assignee represents and warrants that it has the power and authority and legal right to execute and deliver this Assignment Agreement and to perform its obligations hereunder. The execution and delivery by the Assignee of this Assignment Agreement and the performance by it of its obligations hereunder have been duly authorized by proper proceedings. The Assignee (i) confirms that it has received a copy of

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[2] Assignor and Assignee to insert applicable payment terms.

the Credit Agreement, together with copies of the financial statements requested by the Assignee and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement, (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information that it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, (iii) appoints and authorizes the Administrative Agent to take such action as contractual representative on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto, (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender, (v) agrees that its payment instructions and notice instructions are as set forth in the attachment to Schedule 1, (vi) confirms that none of the funds, monies, assets or other consideration being used to make the purchase and assumption hereunder are "plan assets" as defined under ERISA and that its rights, benefits and interests in and under the Loan Documents will not be "plan assets" under ERISA, **[**and (vii) attaches the forms prescribed by the Internal Revenue Service of the United States certifying that the Assignee is entitled to receive payments under the Loan Documents without deduction or withholding of any United States federal income taxes**]**.[3]

8. INDEMNITY. The Assignee agrees to indemnify and hold the Assignor harmless against any and all losses, costs and expenses (including, without limitation, reasonable attorneys' fees) and liabilities incurred by the Assignor in connection with or arising in any manner from the Assignee's non-performance of the obligations assumed under this Assignment Agreement.

9. SUBSEQUENT ASSIGNMENTS. After the Effective Date, the Assignee shall have the right pursuant to Section 14.3(A) of the Credit Agreement to assign the rights which are assigned to the Assignee hereunder to any entity or person, provided that (i) any such subsequent assignment does not violate any of the terms and conditions of the Loan Documents or any law, rule, regulation, order, writ, judgment, injunction or decree and that any consent required under the terms of the Loan Documents has been obtained and (ii) unless the prior written consent of the Assignor is obtained, the Assignee is not thereby released from its obligations to the Assignor hereunder, if any remain unsatisfied, including, without limitation, its obligations under **[**Sections 4, 5 and 8**]** hereof.

10. REDUCTIONS OF AGGREGATE COMMITMENT. If any reduction in the Aggregate Revolving Loan Commitment occurs between the date of this Assignment Agreement and the Effective Date, the percentage interest specified in Item 3 of Schedule 1 shall remain the same, but the dollar amount purchased shall be recalculated based on such reduced Aggregate Commitment.

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[3] To be inserted if the Assignee is not incorporated under the laws of the United States, or a state thereof.

11. ENTIRE AGREEMENT. This Assignment Agreement and the attached Notice of Assignment embody the entire agreement and understanding between the parties hereto and supersede all prior agreements and understandings between the parties hereto relating to the subject matter hereof.

12. GOVERNING LAW. This Assignment Agreement shall be governed by and interpreted and enforced in accordance with the internal laws (including э735 ILCS 105/5-1 et seq. but otherwise without regard to the conflicts of laws provisions) of the State of Illinois.

13. NOTICES. Notices shall be given under this Assignment Agreement in the manner set forth in the Credit Agreement. For the purpose hereof, the addresses of the parties hereto (until notice of a change is delivered) shall be the address set forth in the attachment to Schedule 1.

IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement by their duly authorized officers as of the date first above written.

[NAME OF ASSIGNOR**]**

By: ________________________________
Name:
Title:

[NAME OF ASSIGNEE**]**

By: ________________________________
Name:
Title:

SCHEDULE 1

Assignment Agreement

1. Description and Date of Credit Agreement:

Credit Agreement dated as of July 2, 2001 among Steiner Leisure Limited (the "**Borrower**"), the institutions from time to time parties thereto as "Lenders", ABN AMRO Bank N.V. (the "**Administrative Agent**"), SunTrust Bank, as Syndication Agent, and BankUnited, FSB, as Documentation Agent (as amended, restated, supplemented or otherwise modified from time to time)

2. Date of Assignment Agreement: _______, ____

3. Amounts to be Assigned[4] (As of Date of Item 2 above):

		Revolving-Credit Facility	Term Loan Facility
a.	Total of Commitments (Loans)* under Credit Agreement	$__________	$__________
b.	Assignee's Percentage of each Facility purchased under this Assignment Agreement**	_____%	_____%
c.	Amount of Assigned Share in each Facility purchased under the Assignment Agreement	$__________	$__________

4. Assignee's Aggregate (Loan Amount)* Commitment Amount Purchased Hereunder: $__________

5. Proposed Effective Date ______ _____

4 Amounts to be described in Dollars or Agreed Currency, as applicable.

If a Commitment has been terminated or, with respect to the Term Loans, after the initial Loans have been made, insert outstanding Loans and obligations to purchase participations in Letters of Credit and Swing Line Loans in place of Commitment

Commitment Percentage taken to 10 decimal places

**

Accepted and Agreed:

[NAME OF ASSIGNOR]

By: ______________________________
Name:
Title:

[NAME OF ASSIGNEE]

By: ______________________________
Name:
Title:

Attachment to SCHEDULE 1 to ASSIGNMENT AGREEMENT

Attach Assignor's Administrative Information Sheet, which must include notice address for the Assignor and the Assignee

APPENDIX I

to Assignment Agreement

NOTICE

OF ASSIGNMENT

________, ______

To: ABN AMRO Bank N.V., as Administrative Agent
135 South LaSalle Street, 7th Floor
Chicago, Illinois 60674-9135
Attention: Nancy Carney
Telephone No.: (212) 409-1576
Facsimile No.: (212) 409-1662

STEINER LEISURE LIMITED
c/o Steiner Management Services, LLC
770 South Dixie Highway, Suite 200
Coral Gables, Florida 33146

Attention: Carl St. Philip
Telephone No.: (305) 358-9002, ext. 221
Facsimile No.: (305) 358-7704

From: **[**NAME OF ASSIGNOR**]** (the "**Assignor**")

[NAME OF ASSIGNEE**]** (the "**Assignee**")

1. We refer to that Credit Agreement (the "**Credit Agreement**") described in Item 1 of Schedule 1 attached hereto ("**Schedule 1**"). Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to them in the Credit Agreement.

2. This Notice of Assignment (this "**Notice**") is given and delivered to the Administrative Agent pursuant to Section 14.3(B) of the Credit Agreement.

3. The Assignor and the Assignee have entered into an Assignment Agreement, dated as of _______, _____ (the "**Assignment**"), pursuant to which, among other things, the Assignor has sold, assigned, delegated and transferred to the Assignee, and the Assignee has purchased, accepted and assumed from the Assignor the percentage interest specified in Item 3 of Schedule 1 of all outstanding rights and obligations under the Credit Agreement relating to the facilities listed in Item 3 of Schedule 1. The Effective Date of the Assignment shall be the later of the date specified in Section 14.3(B) of the Credit Agreement and the date specified in Item 5 of Schedule 1 or two Business Days (or such shorter period as agreed to by the Administrative Agent) after this Notice of Assignment and any consents and fees required by Sections 14.3(A)

and 14.3(B) of the Credit Agreement have been delivered to the Administrative Agent, provided that the Effective Date shall not occur if any condition precedent agreed to by the Assignor and the Assignee has not been satisfied.

4. The Assignor and the Assignee hereby give to the Borrower and the Administrative Agent notice of the assignment and delegation referred to herein. The Assignor will confer with the Administrative Agent before the date specified in Item 5 of Schedule 1 to determine if the Assignment Agreement will become effective on such date pursuant to Section 3 hereof, and will confer with the Administrative Agent to determine the Effective Date pursuant to Section 3 hereof if it occurs thereafter. The Assignor shall notify the Administrative Agent if the Assignment Agreement does not become effective on any proposed Effective Date as a result of the failure to satisfy the conditions precedent agreed to by the Assignor and the Assignee. At the request of the Administrative Agent, the Assignor will give the Administrative Agent written confirmation of the satisfaction of the conditions precedent.

5. The Assignor or the Assignee shall pay to the Administrative Agent on or before the Effective Date the processing fee of $3,500 required by Section 14.3(B) of the Credit Agreement.

6. The Assignee may request and direct that the Administrative Agent prepare and cause the applicable Borrower to execute and deliver promissory notes to the Assignee if it chooses to exercise its option to receive notes pursuant to Section 2.13(D) of the Credit Agreement. The Assignor, if applicable, agrees to deliver to the Administrative Agent any original note(s) received by it from the Borrower if its entire interest in a particular facility has been assigned hereunder on the Effective Date.

7. The Assignee advises the Administrative Agent that notice and payment instructions are set forth in the attachment to Schedule 1.

8. The Assignee hereby represents and warrants that none of the funds, monies, assets or other consideration being used to make the purchase pursuant to the Assignment are "plan assets" as defined under ERISA and that its rights, benefits, and interests in and under the Loan Documents will not be "plan assets" under ERISA.

9. The Assignee authorizes the Administrative Agent to act as its contractual representative under the Loan Documents in accordance with the terms thereof. The Assignee acknowledges that the Administrative Agent has no duty to supply information with respect to the Borrowers or the Loan Documents to the Assignee until the Assignee becomes a party to the Credit Agreement.

[NAME OF ASSIGNOR]

By: ______________________________
Name:
Title:

[NAME OF ASSIGNEE]

By: ______________________________
Name:
Title:

ACKNOWLEDGED AND CONSENTED TO:*

[ABN AMRO BANK N.V., as Administrative Agent]

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

[STEINER LEISURE LIMITED, as the Borrower]

By: ______________________
Name:
Title:

[Attach photocopy of Schedule 1 to Assignment]

*Consent obtained only to the extent required by Sections 14.1 and 14.3(A) of the Credit Agreement.

EXHIBIT E

TO

CREDIT AGREEMENT

Form of Borrower's and Subsidiary Guarantors' Counsels' Opinions

SIDLEY AUSTIN BROWN & WOOD
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO
SEATTLE
WASHINGTON, D.C.

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com

FOUNDED 1866

BEIJING
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(312) 853-4342

WRITER'S E-MAIL ADDRESS
asatyr@sidley.com

VIA E-MAIL

TO: Bill Arnhols (Akerman Senterfitt)
J.C. Ferrer (Akerman Senterfitt)
Adriana Knowles (Harry B. Sands, Lobosky & Company)
Michael Harringman (Spavery Midgen)
Grant O'Grady (Spavery Midgen)

FROM: James E. Clark
Allison J. Satyr
Meghan C. Khanna

cc: Anthony Hepburn
Howard Waterman
Addie Ugbenne

RE: Steiner Leisure Financing Opinions

DATE: June 20, 2001

In connection with secured financing to be provided by ABN AMRO Bank N.V. ("**ABN AMRO**") and the lenders (the "**Lenders**") to Steiner Leisure Limited (the "**Borrower**"), we request that opinions from Akerman Senterfitt, Harry B. Sands, Lobosky & Company, and Spavery Midgen (together with any other supporting opinions needed from other appropriate local counsel) be delivered to ABN AMRO, as Arranger and Administrative Agent, and the other "Holders of Secured Obligations" under the Credit Agreement (the "**Credit Agreement**"). Subject to acceptable assumptions and exceptions, the opinions for this transaction should speak to each of the following:

(a) the Borrower; and

(b) each of the Borrower's material subsidiaries parties to or whose equity is pledged pursuant to the "Transaction Documents" defined below (the "**Guarantors**", together with the Borrower being referred to as the "**Companies**" and each individually as "**Company**");

in each case, as to each of the documents executed and delivered in connection with the financing transaction (collectively, the "**Transaction Documents**"). Separately we have circulated a comprehensive list of closing documents (the "**Closing List**") that specifically identifies the documents to be executed by each of the Companies, subject to modifications made prior to the closing of the Credit Agreement. The Borrower and any Guarantor organized under the laws of any jurisdiction other than the United States are sometimes referred to herein as the "**Foreign Companies**." We have assumed that the opinions relating to security interests will, to the extent applicable, comport with Article 9 of the Uniform Commercial Code as in effect in the applicable jurisdictions.

Since we find that most firms have well developed opinion forms for commercial transactions of this nature, it is our practice not to require the specific form of each opinion but instead to set forth the substantive issues we would like covered by the opinion and, in certain cases, the suggest the language we would anticipate. ***Except as specifically set forth below, the concepts embodied in items 1 through 12 should appear (with appropriate changes as may be necessary under applicable law) in the opinions delivered by U.S., Bahamian and U.K. counsel. The concepts described in items 13 through 19 are applicable only to the opinions delivered by Bahamian and U.K. counsel.*** As such, we would ask that counsel for the Companies prepare their opinions as to the following:

1. Scope of Documents Reviewed. Each opinion should contain a full recitation of all Transaction Documents reviewed in connection with the transaction. Reference should be made to the Closing List for the complete inventory. In addition, for the corporate, limited liability or other similar opinions, such opinion should contain a recitation of the corporate or similar documentation relied upon. If that documentation goes beyond certified copies of articles and bylaws (or similar constituting documents with respect to limited liability companies, partnerships or the Foreign Companies) and relies, as to matters of fact, on any certificates from officers of the company, copies of such certificates should be attached. Please note that we would expect any officer's certificate to certify only as to factual matters and not as to legal conclusions. For counsel to the Foreign Companies, this should include a description of the search reports for the various corporate searches conducted.

2. Law Covered by the Opinions. (a) For the Akerman Senterfitt opinion, we would request that the opinion cover federal law, Florida law and the corporate or limited liability company law for the jurisdictions of incorporation or formation for each of the Companies other than the Foreign Companies (unless such opinions are being covered by a local counsel opinion for any jurisdiction) and for purposes of the security interest opinions, language such as the following would be included:

*Except for our opinion in paragraphs **[__][**referring to the applicable security interest opinions**]** below, the foregoing opinions are limited to the laws of the United*

States, the State of Florida, and the General Corporation Law and the Limited Liability Company Act of the State of Delaware, and we express no opinion with respect to the laws of any other state or jurisdiction. With respect to our opinion in paragraphs **[__]** *below with respect to the States of* **[***insert list of states in which UCCs are being filed other than Florida or any state where local counsel has been retained to deliver an opinion***]** *(the "Applicable States"), we have reviewed the applicable provisions of the Uniform Commercial Code as in effect in such jurisdictions as compiled in the CCH Secured Transactions Guide as updated through* **[__________]***, 2001, copies of which are attached hereto as* Exhibit **[__]** *(the "Applicable UCCs").*[1]

(b) For the Akerman Senterfitt opinion, since the Transaction Documents (other than the security documents executed by the Companies organized under the laws of the United Kingdom) will be governed by Illinois law, we would request that the opinion state that (i) the applicable choice of law provision would be honored by your courts; and (ii) in the event that Florida or federal law were to be applied, the documents are enforceable under such local law. We would anticipate the provision would read something like the following:

In a properly presented case, a Florida court or a federal court applying Florida choice of law rules should give effect to the choice of law provisions of the Transaction Documents and should hold that such Transaction Documents are to be governed by the laws of the State of Illinois rather than the laws of the State of Florida. The choice of law provisions of the Transaction Documents are not voidable under the laws of the State of Florida. Notwithstanding the foregoing, even if a Florida court or a federal court holds that the Transaction Documents are to be governed by the laws of the State of Florida, each of the Transaction Documents constitutes a legal, valid and binding obligation of each of the Companies parties thereto, enforceable under Florida law (including usury provisions) against such Companies in accordance with its respective terms.

(c) For the Harry B. Sands and Spavery Midgen opinion, we would request that the choice of law opinion be modified as set forth below:

In a properly presented case, a **[***insert applicable Foreign Company's jurisdiction***]** *court should give effect to the choice of law provisions of the Transaction Documents and should hold that such Transaction Documents are to be governed by the laws of the State of Illinois rather than the laws of* **[***local jurisdiction***]***. The choice of law provisions of the Transaction Documents are not voidable under the laws of* **[***local jurisdiction***]***. Notwithstanding the foregoing, even if a* **[***local jurisdiction***]** *court holds that any Transaction Document is to be governed by the laws of* **[***local jurisdiction***]***, and assuming the due authorization, execution and delivery by* **[***applicable Foreign Company***]** *thereunder of the applicable Transaction Document, the applicable Transaction Document constitutes a legal, valid and*

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1 Italicized language is suggested substantive language for opinion provision.

binding obligation of [applicable Foreign Company], enforceable under [local jurisdiction] law (including usury provisions) in accordance with its respective terms.

3. Parties Able to Rely on Opinions; Disclosure of Opinions. Each of the Arranger, the Administrative Agent, the Syndication Agent, the Documentation Agent, the Issuing Bank, the Lenders and any other Holders of Secured Obligations, together with their assignees and participants should be permitted to rely on the opinions. If the opinions are to contain any restriction on to whom it can be disclosed, we would ask that permissive language like the following be included:

This opinion is furnished to you solely for your benefit and for the benefit of your successors, assigns and participants (collectively, the "Addressees") in connection with the transactions described above and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without our prior written consent, and this opinion may not be relied upon by you for any other purpose or by any other person in any manner or for any purpose. Notwithstanding the foregoing, copies of this opinion may be furnished to prospective assignees and participants, legal counsel for any Addressee, bank examiners or other regulatory authorities having jurisdiction over any Addressees and as required by legal process.

4. Due organization, existence and good standing. *Each of the Companies is a [corporation][limited liability company] duly [incorporated][formed], validly existing and in good standing under the laws of the jurisdiction of its [organization][formation] and is duly qualified to do business in each jurisdiction where the ownership of its assets or the character of its activities requires such qualification. Each Company has the requisite [corporate] power and authority to own and encumber its properties and assets and to conduct its business as currently conducted and as currently proposed to be conducted, including following consummation of the Acquisition Transactions and to perform its obligations under the Transaction Documents to which it is a party.*

If the applicable company is an entity other than a U.S. corporation or limited liability company (including a U.S. partnership, an International Business Corporation or any other non-U.S. legal entity), appropriate changes to the opinion should be included in this opinion and the other corporate or similar opinions.

5. Due authorization, execution, delivery and performance of each of the Transaction Documents; Enforceability. *Each of the Companies has all requisite [corporate] power and [corporate] authority to execute, deliver and perform its obligations under each of the Transaction Documents to which it is a party, to enter, in the case of the Borrower, into the Credit Agreement, and in the case of the Guarantors, into the Guaranty, and, in each case, to grant a security interest in the Collateral pursuant to the Security Agreement to which it is a party, the [Trademark Collateral] (for the applicable Companies) pursuant to its Trademark Security Agreement, the [Patent Collateral] (for the applicable Companies) pursuant to its Patent Security Agreement, the [Copyright Collateral] (for the applicable Companies) pursuant to its Copyright Security Agreement (the Trademark Security Agreements, Patent Security Agreements and Copyright Security Agreements being referred to collectively as the "Intellectual Property Agreements") and the Pledged Collateral under and as defined in the*

Pledge Agreements to which it is a party, in each case for the purpose contemplated by the Credit Agreement and the other Transaction Documents. Each of the Transaction Documents has been duly authorized by each Company a party thereto and duly executed and delivered by a duly authorized officer of the Companies parties thereto[2], *Each of the Transaction Documents constitutes a legal, valid and binding obligation of the Companies, enforceable against the Companies in accordance with its respective terms.*[3]

6. Security Interests; Perfection. *Each of the Security Agreements and the Intellectual Property Agreements to which each Company is a party creates a valid and continuing security interest in all right, title and interest of such Company in the Collateral in favor of the Administrative Agent, on behalf of itself and the other Holders of Secured Obligations. The Financing Statements* **[***described by reference to an attachment***]** *are in proper form for filing and, when the Financing Statements together with the exhibits thereto have been filed in the jurisdictions noted on the face thereof, and the Intellectual Property Agreements has been duly filed in the United States Patent and Trademark Office or the United States Copyright Office, such security interest shall be a perfected security interest in favor of the Administrative Agent on behalf of itself and the other Holders of Secured Obligations in (a) all of the Companies' respective accounts, negotiable documents, investment property, chattel paper and general intangibles, inventory and equipment, and the proceeds thereof, to the extent a security interest may be perfected by filing under the Uniform Commercial Code as in effect in the State of* **[**___________**]** **[***and under the Applicable UCCs of the Applicable States***]**[4] *and (b) all of the Companies' respective Trademark Collateral, Patent Collateral and Copyright Collateral, and all proceeds thereof.*[5]

7. No Conflict Opinion. *The respective terms and provisions of each of the Transaction Documents, the execution, delivery and performance by each of the Companies of each of the Transaction Documents to which it is a party and all other agreements and instruments executed and delivered by the Companies on the date hereof pursuant thereto or in connection therewith, the grant of a security interest in the Collateral described in the Collateral Documents and the consummation of the Acquisition Transactions do not:*

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2 For any U.S. LLC, please cover the opinions up the membership chain.

3 Document titles to be appropriately revised for Bahamian and U.K. opinions.

4 For Akerman Senterfitt Opinion.

5 To be appropriately revised with applicable perfection language under Bahamian and U.K. law.

*(i) conflict with or result in a breach of, or constitute a default under, the **[**articles/certificates of incorporation and by-laws**]** of the Companies or require any approval of any of the shareholders of any of the Companies except such approvals as have been obtained;*[6]

*(ii) violate or conflict with any law of the State of Florida or the corporate or limited liability company law of the State of Delaware (including, without limitation, any usury laws) or of the United States of America (including, without limitation, Regulations T, U or X)**]**;*[7]

(iii) violate or conflict with any order or decree of any court, administrative agency or other governmental authority applicable to any of the Companies and of which we have knowledge; or

*(iv) violate, conflict with or require the termination of, or require the approval or consent of any Person under, the terms of any indenture, mortgage, deed of trust, loan agreement, financing lease agreement, receivables purchase agreement to similar securitization financing document or any other material agreement to which any of the Companies is a party or by which any of the Companies or any of its properties may be bound and of which we have knowledge as identified on Exhibit **[__]** hereto (the "Specified Agreements"); or*

(v) result in or require the creation or imposition of any Lien of any nature under any of the Specified Agreements (except Liens expressly permitted under the Credit Agreement) upon or with respect to any of the assets (including stock of Subsidiaries) now owned or hereafter acquired by any of the Companies.

With respect to the no conflict opinions in clause (iv), we would expect counsel to obtain an officer's certificate from the applicable Company identifying all of the outstanding indentures, mortgages, loan agreements, financing leases, securitization agreements and other material agreement and that those agreements would be reviewed for conflicts.

8. No government consent required. *No authorization, consent, approval, license, qualification or formal exemption from, nor any filing, declaration or registration with, any court, governmental agency or regulatory authority or any securities exchange nor any notarization is (a) required in connection with the execution, delivery or performance by any of the Companies of any Transaction Document or for consummation of the Acquisition Transactions or (b) required or advisable in order to ensure the validity and enforceability*

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6 To be appropriately revised if there are LLC or partnership structures and to reflect the applicable documents for the Bahamas and the United Kingdom.

7 Bracketed language to be appropriately revised for foreign counsel opinions.

and priority of the obligations and rights of the parties under the Transaction Documents, except, in either case, such as have been made or obtained and remain in full force and effect and except for the filing of the Financing Statements and the Intellectual Property Agreements.[8]

9. Regulatory Restrictions on Borrowing. *None of the Companies is required to be or is actually regulated under the Investment Company Act of 1940 or the Public Utilities Holding Act of 1975.*[9]

10. No Pending Proceedings. *To our knowledge after diligent inquiry, there is no action, suit or proceeding, or any governmental investigation or any arbitration pending or threatened against any of the Companies before any court or arbitrator or any governmental or administrative body, agency or official which challenges the validity, or seeks to enjoin the performance or consummation, of any Transaction Document and no Company is in default with respect to any order of any court, or in violation of any applicable order, regulation or demand of any governmental agency or instrumentality of which we have knowledge where such default or violation will or would reasonably be expected to have a Material Adverse Effect.*

11. Capital Structure of each Pledged Subsidiary. *Set forth in the table below is the authorized capital stock or other ownership interests of each Subsidiary whose ownership interests will be pledged pursuant to a Pledge Agreement, consisting of that number of authorized shares of Capital Stock indicated, of the types indicated, with the par value indicated (the "Shares"), of which the applicable number of Shares indicated below are issued and outstanding. Such authorized Shares were duly authorized, and the issued and outstanding Shares were validly issued and are fully paid and nonassessable. To our knowledge*[10]*, there are no options, warrants or other rights to acquire from such Subsidiaries, or agreements or other rights by any of such Subsidiaries to issue or sell, its capital stock, whether on conversion or exchange of convertible securities or otherwise,* **[***other than _______________* **]***. On the date hereof, the issued and outstanding capital stock of each Subsidiary is owned of record by the Persons set forth below:*

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8 Insert applicable Bahamian or U.K. filing requirements, if any.

9 Bahamian and U.K. counsel to include any similar statute in their respective jurisdictions which imposes regulatory restrictions on a party's credit transactions.

10 Again, this should be covered in the backup certificates.

Name of Subsidiary	*Number of Authorize d Shares*	*Type*	*Par Value*	*Total Number of Shares Issued and Outstanding*	*Name of Record Owner(s)*	*Number of Shares Owned by such Record Owner*	*Certificate Number(s)*
[**EXAMPLE**] *ABC Subsidiary Name*	*1234567*	*Class A Common Stock*	*$0.01 per shares*	*23456*	*XYZ Company*	*23,000*	*Certificate Number 001*
					UVW Company	*456*	*Certificate Number 001*

12. Perfection and Priority of Stock Pledges. *When the Companies parties to the Pledge Agreements deliver to the Administrative Agent the stock certificates identified in paragraph **[**__**]** above (the "Pledged Stock"), accompanied by undated stock powers duly executed in blank **[**and describe registration requirements, if applicable**]**, the security interest granted pursuant to the Pledge Agreement in favor of the Administrative Agent, for the benefit of itself and the other Holders of Secured Obligations, will constitute a valid and perfected security interest in 100% of the issued and outstanding Shares evidenced by certificates, and, assuming the Administrative Agent receives such certificates without knowledge of an "adverse claim", within the meaning of Sections 8-102 and 8-105 of the UCC, such security interest will be subject to no prior perfected security interest, lien, charge or other encumbrance.*[11]

In addition to the various matters covered above, the opinions delivered by Bahamian and U.K. counsel should address the following, to the extent applicable:

13. *Stamp Taxes. **[**Except for **[**________________**]]**, no stamp duties, ad valorem, registration tax, documentary taxes or other similar taxes or duties are payable by **[**applicable Foreign Company**]** and/or the Administrative Agent or any of the Holders of Secured Obligations in **[**insert applicable jurisdiction**]** in respect of the execution, delivery **[**or registration**]** of the Transaction Documents.*

14. *Foreign Taxation/Doing Business. It is not necessary under laws of **[**insert applicable jurisdiction**]** in order to enable the Administrative Agent or the Holders of Secured Obligations to enforce their rights under the Transaction Documents that the Administrative Agent or Holders of Secured Obligations should be licensed, qualified or otherwise entitled to carry on business in **[**insert applicable jurisdiction**]**. Solely by reason of the execution, delivery and performance of the Transaction Documents, the Administrative Agent and/or the Holders of Secured Obligations will not be deemed to be resident, domiciled or carrying out business in **[**insert applicable jurisdiction**]** or subject to taxation under the laws of **[**insert applicable jurisdiction**]**.*

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[11] To be appropriately revised with applicable perfection/priority language under Bahamian and U.K. law.

15. Withholding Tax. *Under the laws of [insert applicable jurisdiction], [applicable Foreign Company] will not be required to make any deduction or withholding from any payment it may make under the Transaction Documents to which it is a party.*

16. Ranking. Under the laws of [insert applicable jurisdiction], the claims of the Administrative Agent and the Holders of Secured Obligations against [applicable Foreign Company] will be entitled to priority over the claims of all other creditors except [insert any applicable exceptions].

17. Sovereign Immunity. *Under the laws of [applicable foreign jurisdiction] neither [applicable Foreign Company] or its respective assets is entitled to immunity from suit or enforcement of judgment with respect to any action or proceedings that might be brought in the courts of [foreign jurisdiction] or the State of Illinois arising out of or relating to the Transaction Documents.*

18. Submission to Jurisdiction. *The submission by [applicable Foreign Company] to the exclusive general jurisdiction of state or federal courts located in Chicago, Illinois and appellate courts from any thereof will be upheld by the courts of [insert applicable foreign jurisdiction].*

19. Enforcement of Foreign Judgment. *A final and conclusive judgment (even though subject to appeal) for a definite sum awarded against [applicable Foreign Company] by an Illinois or a United States Federal court sitting in Illinois will be enforced, without re-examination or re-litigation of the matters adjudicated, by the courts of [insert applicable foreign jurisdiction], provided that (i) the judgment was not obtained by fraud, (ii) enforcement of the judgment would not be contrary to the public policy of [applicable Foreign Company]'s country, (iii) the judgment is not inconsistent with a judgment of a court in [applicable Foreign Company]'s country in respect of the same matter, (iv) the judgment is not for multiple damages, and (v) enforcement proceedings are instituted within [___] years after the date of the judgment.*

The requested opinions and acceptable exceptions are of course subject to change pending further consideration by us and our client of the circumstances surrounding this transaction and consultation by us with foreign counsel. Please arrange for delivery of a draft of your opinion (and any opinions from local counsel) as soon as practicable to: *jclark@sidley.com; asatyr@sidley.com; mkhanna@sidley.com.* If you have any questions or concerns regarding this request or any other matters, please do not hesitate to call Jim Clark at (312) 853-7776 or Allison Satyr at (312) 853-4342.

J.E.C.
A.J.H.
M.C.K.

EXHIBIT F

TO

CREDIT AGREEMENT

List of Closing Documents

$55,000,000

CREDIT FACILITY
to
STEINER LEISURE LIMITED

LIST OF CLOSING DOCUMENTS[1]

A. **LOAN DOCUMENTS**

1. Credit Agreement (the "**Credit Agreement**") by and among Steiner Leisure Limited (the "**Borrower**"), the institutions from time to time parties thereto as Lenders (the "**Lenders**"), ABN AMRO Bank N.V., in its capacity as Administrative Agent for itself and the other Lenders (the "**Administrative Agent**"), SunTrust Bank, as Syndication Agent, and, following an assignment of the Loans thereto, BankUnited, FSB, as Documentation Agent, evidencing a $55,000,000 credit facility.

EXHIBITS

EXHIBIT A	--	Commitments (Definitions)
EXHIBIT A-1	--	Eurocurrency Payment Offices
EXHIBIT B	--	Form of Borrowing/Election Notice (Sections 2.1, 2.2, 2.3, 2.8 and Section 2.10)
EXHIBIT C	--	Form of Request for Letter of Credit (Section 3.4)

[1] Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Credit Agreement. ***Bold/italicized*** documents shall be prepared and/or provided by the Borrower and/or Borrower's Counsel.

EXHIBIT D	--	Form of Assignment and Acceptance Agreement (Sections 2.20 and 14.3)
EXHIBIT E	--	Form of Borrower's and Subsidiary Guarantors' Counsels' Opinions (Section 5.1)
EXHIBIT F	--	List of Closing Documents (Section 5.1)
EXHIBIT G	--	Form of Officer's Certificate (Sections 5.2 and 7.1(A)(iii))
EXHIBIT H	--	Form of Compliance Certificate (Sections 5.2 and 7.1(A)(iii))
EXHIBIT I	--	Form of Subsidiary Guaranty (Definitions)
EXHIBIT J	--	Form of Pledge Agreement (Definitions)
EXHIBIT K-1	--	Form of Revolving Loan Note (If Requested) (Definitions)
EXHIBIT K-2	--	Form of Term Loan Note (If Requested) (Definitions)
EXHIBIT L	--	Form of Security Agreement
EXHIBIT M-1	--	Form of Trademark Security Agreement (Definitions)
EXHIBIT M-2	--	Form of Copyright Security Agreement (Definitions)
EXHIBIT N	--	Form of Limited Liability Company Collateral Assignment (Definitions)

SCHEDULES

SCHEDULE 1.1.1	***--***	***Permitted Existing Indebtedness (Definitions)***
SCHEDULE 1.1.2	***--***	***Permitted Existing Investments (Definitions)***
SCHEDULE 1.1.3	***--***	***Permitted Existing Liens (Definitions)***
SCHEDULE 1.1.4	***--***	***Permitted Existing Contingent Obligations (Definitions)***
SCHEDULE 3.2	***--***	***Transitional Letters of Credit (Section 3.2)***
SCHEDULE 6.3	***--***	***Conflicts; Governmental Consents (Section 6.3)***
SCHEDULE 6.4	***--***	***Pro Forma Financial Statements (Section 6.4(A))***
SCHEDULE 6.7	***--***	***Disclosed Litigation (Section 6.7)***
SCHEDULE 6.8	***--***	***Subsidiaries (Section 6.8)***

SCHEDULE 6.9	--	***ERISA (Section 6.9)***
SCHEDULE 6.16	--	***Insurance (Sections 6.16, 7.1(G) and 7.2(O))***
SCHEDULE 6.18	--	***Acquisition Transaction Conditions (Section 6.18)***
SCHEDULE 6.19	--	***Environmental Matters (Section 6.19)***
SCHEDULE 7.3(A)	--	***Acquisition Transaction Indebtedness (Section 7.3(A)(xiii))***
SCHEDULE 7.3(C)	--	***Acquisition Transaction Liens (Section 7.3(C)(viii))***
SCHEDULE 7.3(D)	--	***Acquisition Transaction Investments (Section 7.3(D)(x))***
SCHEDULE 7.3(E)	--	***Acquisition Transaction Contingent Obligations (Section 7.3(E)(v))***
SCHEDULE 7.3(H)	--	***Transactions with Affiliates (Section 7.3(H))***

2. Revolving Loan Notes executed by the Borrower in favor of ABN AMRO Bank N.V. and SunTrust Bank, in the aggregate principal amount of their respective Revolving Loan Commitments under the Credit Agreement.

3. Term Loan Notes executed by the Borrower in favor of ABN AMRO Bank N.V. and SunTrust Bank, in the aggregate principal amount of their respective Term Loan Commitments under the Credit Agreement.

4. Subsidiary Guaranty executed by each Bahamian Material Subsidiary of the Borrower (as set forth on Exhibit A attached hereto, collectively, the "**Bahamian Subsidiary Guarantors**") and each U.S. Material Subsidiary of the Borrower (as set forth on Exhibit A attached hereto, collectively, the "**U.S. Subsidiary Guarantors**") in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations.

5. Security Agreement executed by the Borrower, the Bahamian Subsidiary Guarantors and the U.S. Subsidiary Guarantors in favor of the Administrative Agent, evidencing the Borrower's and the Subsidiary Guarantors' grant of a security interest in substantially all of their respective personal property in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations.

Exhibit A	Form of Landlord Agreement
Exhibit B	Form of Bailee Letter
Exhibit C	Form of Restricted Account Agreement
[2]***Schedule 1***	***Pledged Debt***

[2] Schedules are broken out for each entity.

Schedule 2 *Principal Place of Business; Locations of Collateral*
Schedule 2-A *Third Party Locations*
Schedule 2-B *Financing Statement Filing Locations*
Schedule 2-C *Jurisdiction of Organization; Organizational Form*
Schedule 3 *Trade Names*
Schedule 4 *Deposit Accounts*
Schedule 5 *Federal Tax Identification Numbers*

6. Pledge Agreement from the Borrower and certain Bahamian Material Subsidiaries of the Borrower, evidencing their respective pledges of 100% of the capital stock, membership interests or partnership interests in each of their respective direct Bahamian Material Subsidiaries to the Administrative Agent for the benefit of the Holders of Secured Obligations together ***with the appropriate stock certificates and stock powers executed in blank and acknowledgments.***

7. Pledge Agreement from Steiner Spa Asia Limited evidencing its pledge of 100% of the shares of Mandara Spa Asia Limited to the Administrative Agent for the benefit of the Holders of Secured Obligations together ***with the appropriate acknowledgments.***

8. Pledge Agreement from the Borrower and certain U.S. Material Subsidiaries of the Borrower, evidencing their respective pledges of 100% of the capital stock, membership interests or partnership interests in each of their respective direct U.S. Material Subsidiaries (other than the capital stock of Steiner Spa Resorts (Nevada), Inc.) to the Administrative Agent for the benefit of the Holders of Secured Obligations together ***with the appropriate stock certificates, stock powers executed in blank and acknowledgments.***

9. Limited Liability Company Collateral Assignment from Steiner Spa Limited, evidencing its pledge of its economic interest in the Membership Interest of Mandara Spa LLC ("**Mandara U.S.**") to the Administrative Agent for the benefit of the Holders of Secured Obligations together ***with the appropriate acknowledgment.***

10. Trademark Security Agreement executed by Cosmetics Limited in favor of the Administrative Agent evidencing the grant of a security interest in all of its U.S. trademarks and related collateral for the benefit of the Holders of Secured Obligations.

Schedule A *Trademarks and Trademark and Service Mark Applications*
Schedule B *License Agreements*

11. Copyright Security Agreement(s) executed by Steiner Management Services, LLC in favor of the Administrative Agent evidencing the grant of a security interest in all of its

U.S. copyrights and related collateral for the benefit of the Holders of Secured Obligations.

Schedule A ***Copyrights and Copyright Applications***
Schedule B ***License Agreements***

12. Guarantee and Debenture executed by each U.K. Material Subsidiary of the Borrower (as set forth on Exhibit A attached hereto, collectively, the "**U.K. Subsidiary Guarantors**"; the Bahamian Subsidiary Guarantors, the U.S. Subsidiary Guarantors and the U.K. Subsidiary Guarantors being referred to collectively as the "**Subsidiary Guarantors**") in favor of the Administrative Agent, as Trustee, for the benefit of the Holders of Secured Obligations.

13. Charge over Shares from the Borrower, evidencing its pledge of 100% of the capital stock, membership interests or partnership interests in each of its direct U.K. Material Subsidiaries to the Administrative Agent, as Trustee, for the benefit of the Holders of Secured Obligations together ***with the appropriate share certificates and stock transfer forms executed in blank and acknowledgments.***

14. Trademark Security Agreement executed by Cosmetics Limited in favor of the Administrative Agent evidencing the grant of a security interest in all of its U.K. trademarks and related collateral for the benefit of the Holders of Secured Obligations.

Schedule A ***Trademarks and Trademark and Service Mark Applications***
Schedule B ***License Agreements***

B. REAL ESTATE DOCUMENTS

15. Landlord Waiver: 5600 NW 12th Avenue #303, Ft. Lauderdale, Florida 33334.

C. UCC DOCUMENTS

16. Pre-Filing UCC Lien Search Reports, Tax Lien and Judgment Search Reports of Filings against the Borrower and each of the Subsidiary Guarantors in the offices listed on Schedule I hereto.

17. UCC Financing Statements filed against the Borrower and each of the Subsidiary Guarantors attached hereto, as Debtor, and the Administrative Agent, as Secured Party, in the offices listed on Schedule II hereto.

D. CORPORATE DOCUMENTS

18. ***Certificate of the Secretary of the Borrower certifying (i) resolutions of the Board of Directors or equivalent governing body of the Borrower approving and authorizing the execution, delivery and performance of the Credit Agreement and each other document to***

which it is a party, (ii) that there have been no changes in the Memorandum of Association of the Borrower since the date of the most recent certification thereof by the appropriate governmental authority, as indicated on Exhibit A attached hereto, (originals of which are attached thereto), (iii) the names and true signatures of the incumbent officers of the Borrower authorized to sign the documents to which it is a party, and (iv) the Articles of Association (attached thereto) of the Borrower as in effect on the date of such certification.

19. *Good Standing Certificates (or comparable documents) for the Borrower from the offices of the appropriate governmental authority.*

20. *Certificates of the Secretary or authorized officer of each Subsidiary Guarantor certifying (i) resolutions of the Board of Directors or equivalent governing body of such Subsidiary Guarantor authorizing the execution, delivery and performance of each document to which it is a party, (ii) that there have been no changes in the Articles of Incorporation, Memorandum of Association or other organizational documents of such Subsidiary Guarantor since the date of the most recent certification thereof by the Secretary of State or other appropriate governmental authority of the jurisdiction of such Subsidiary Guarantor's organization (an original of which is attached thereto), (iii) the names and true signatures of the incumbent officers of such Subsidiary Guarantor authorized to sign the documents to which it is a party, and (iv) the By-Laws, Articles of Association or other governing documents (attached thereto) of such Subsidiary Guarantor as in effect on the date of such certification.*

21. *Good Standing Certificate or comparable document, to the extent obtainable, for each Subsidiary Guarantor from the offices of the appropriate governmental authority of its respective jurisdiction of organization and each other jurisdiction indicated on Exhibit A attached hereto.*

E. THIRD PARTY COLLATERAL DOCUMENTS

22. *Certificate of Insurance listing Administrative Agent as loss payee (standard mortgagee form) for each of the Borrower and the Subsidiary Guarantors' property and casualty insurance policies, together with a long-form loss payable endorsement with respect to such property and casualty insurance policies.*

F. OPINIONS

23. *Opinion Letter of Akerman Senterfitt & Eidson, special counsel to the Borrower and the U.S. Subsidiary Guarantors.*

24. *Opinion Letter of Harry B. Sands, Lobosky & Company, special Bahamian counsel to the Borrower and the Bahamian Subsidiary Guarantors.*

25. *Opinion Letter of SPR Avery Midgen special U.K. counsel to the Borrower and the U.K. Subsidiary Guarantors.*

G. CLOSING CERTIFICATES AND MISCELLANEOUS

26. ***Certificate addressing certain closing conditions set forth in Sections 5.1(4), (8), (9), (10) and (12) of the Credit Agreement.***

27. Financial Condition Certificate.

28. ***Audited financial statements of the Borrower and its consolidated Subsidiaries and to the extent available, for any applicable Target Company and its respective consolidated Subsidiaries for the fiscal year ended December 30, 2000 and unaudited quarterly financial statements for the Borrower and its consolidated Subsidiaries and to the extent available, for any applicable Target Company and its respective consolidated Subsidiaries for the fiscal quarter ended March 31, 2001.***

29. ***Pro forma consolidated financial statements and financial projections of the Borrower and its Subsidiaries after giving effect to any applicable Acquisition Transactions, and such other information as the Arranger and the Lenders may reasonably request to confirm the assumptions made in such pro forma financial statements.***

30. ***Copy of Consent from Shiseido to the pledge of Mandara's Equity Interests.***

31. ***Copies of promissory notes in favor of certain Loan Parties, in each case, pledged in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations together with Allonges.***

H. SUBORDINATED DEBT DOCUMENTATION

32. ***Copy of Mandara Subordinated Note.***

33. ***Copy of each Shiseido Note.***

I. POST-CLOSING ITEMS

34. Post-Filing UCC Search Reports of Filings against each of the entities listed on Schedule II hereto, in the offices set forth on such Schedule II.

35. Assignment Agreement and individual Assignment Agreements dated as of July 2, 2001 among ABN AMRO Bank N.V., as assignor, and BankUnited, FSB, as assignee.

36. Revolving Loan Note and Term Loan Note executed by the Borrower in favor of BankUnited, FSB in the aggregate principal amounts of its Loans under the Credit Agreement.

37. Master Assignment Agreement and individual Assignment Agreements dated as of July 17, 2001 among ABN AMRO Bank N.V., as assignor, and the applicable Lenders parties thereto, as assignees.

38. If requested, Revolving Loan Notes and Term Loan Notes executed by the Borrower in favor of each Lender that is an assignee party to the documentation described in the immediately

preceding item in the aggregate principal amount of such requesting Lender's Loans under the Credit Agreement.

39. Restricted Account Agreements from the financial institutions where Collection Accounts are maintained.

J. POST-CLOSING ITEMS: GREENHOUSE ACQUISITION DOCUMENTATION (July 12, 2001)

40. ***Supplements to the Schedules to this Agreement reflecting the consummation of the Greenhouse Acquisition.***

41. Annex I to Subsidiary Guaranty executed by Steiner Marks Limited ("**Steiner Marks**") in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations.

42. Annex I to Security Agreement executed by Steiner Marks in favor of the Administrative Agent for the Benefit of the Holders of Secured Obligations.

[3]***Schedule 1***	***Pledged Debt***
Schedule 2	***Principal Place of Business; Locations of Collateral***
Schedule 2-A	***Third Party Locations***
Schedule 2-B	***Financing Statement Filing Locations***
Schedule 2-C	***Jurisdiction of Organization; Organizational Form***
Schedule 3	***Trade Names***
Schedule 4	***Deposit Accounts***
Schedule 5	***Federal Tax Identification Numbers***

43. Pledge Supplement executed by the Borrower, evidencing its pledge of 100% of the capital shares of Steiner Marks to the Administrative Agent for the benefit of the Holders of Secured Obligations together ***with the appropriate share certificates and share powers executed in blank and acknowledgments.***

44. Trademark Security Agreement executed by Steiner Marks in favor of the Administrative Agent evidencing the grant of a security interest in all of its trademarks and related collateral for the benefit of the Holders of Secured Obligations.

Schedule A	***Trademarks and Trademark and Service Mark Application***
Schedule B	***License Agreements***

[3] Schedules are broken out for Steiner Marks.

45. Pre-Filing UCC Lien Search Reports, Tax Lien and Judgment Search Reports of Filings against Steiner Marks in the offices listed on Schedule I hereto.

46. UCC Financing Statements filed against Steiner Marks, as Debtor, and the Administrative Agent, as Secured Party, in the offices listed on Schedule II hereto and Post-Filing UCC Search Reports in such offices.

47. ***Certificates of the Secretary or authorized officer of Steiner Marks certifying (i) resolutions of the Board of Directors or equivalent governing body of Steiner Marks authorizing the execution, delivery and performance of each document to which it is a party, (ii) that there have been no changes in the Memorandum of Association of Steiner Marks since the date of the most recent certification thereof by the appropriate governmental authority of The Bahamas (an original of which is attached thereto), (iii) the names and true signatures of the incumbent officers of Steiner Marks authorized to sign the documents to which it is a party, and (iv) the Articles of Association (attached thereto) of Steiner Marks as in effect on the date of such certification.***

48. ***Good Standing Certificate or comparable document for Steiner Marks from the offices of the appropriate governmental authority of its respective jurisdiction of organization and each other jurisdiction indicated on Exhibit A attached hereto.***

49. ***Opinion Letter of Harry B. Sands, Lobosky & Company, special Bahamian counsel to Steiner Marks.***

50. ***Certificate addressing certain closing conditions set forth in Sections 5.1(4), (8), (9), (10) and (12) of the Credit Agreement.***

K. POST-CLOSING ITEMS: MOHEGAN DOCUMENTATION (July 12, 2001)

51. Annex I to Subsidiary Guaranty executed by Steiner Spa Resorts (Connecticut), Inc. ("**Steiner Connecticut**") in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations.

52. Annex I to Security Agreement executed by Steiner Connecticut in favor of the Administrative Agent for the Benefit of the Holders of Secured Obligations.

[4]Schedule 1	***Pledged Debt***
Schedule 2	***Principal Place of Business; Locations of Collateral***
Schedule 2-A	***Third Party Locations***
Schedule 2-B	***Financing Statement Filing Locations***
Schedule 2-C	***Jurisdiction of Organization; Organizational Form***
Schedule 3	***Trade Names***

[4] Schedules are broken out for Steiner Connecticut.

Schedule 4	***Deposit Accounts***
Schedule 5	***Federal Tax Identification Numbers***

53. Pledge Supplement executed by Steiner U.S. Holdings, Inc., evidencing its pledge of 100% of the capital stock of Steiner Connecticut to the Administrative Agent for the benefit of the Holders of Secured Obligations together ***with the appropriate stock certificates and stock powers executed in blank and acknowledgments.***

54. Landlord Waiver: Mohegan Hotel Space Lease.

55. Landlord Waiver: Mohegan Retail Space Lease.

56. Pre-Filing UCC Lien Search Reports, Tax Lien and Judgment Search Reports of Filings against Steiner Connecticut in the offices listed on Schedule I hereto.

57. UCC Financing Statements filed against Steiner Connecticut, as Debtor, and the Administrative Agent, as Secured Party, in the offices lsted on Schedule II hereto and Post-Filing UCC Search Reports in such offices.

58. ***Certificate of the Secretary or authorized officer of Steiner Connecticut certifying (i) resolutions of the Board of Directors of Steiner Connecticut authorizing the execution, delivery and performance of each document to which it is a party, (ii) that there have been no changes in the Articles of Incorporation of Steiner Connecticut since the date of the most recent certification thereof by the Secretary of State of Florida (an original of which is attached thereto), (iii) the names and true signatures of the incumbent officers of Steiner Connecticut authorized to sign the documents to which it is a party, and (iv) the By-Laws (attached thereto) of Steiner Connecticut as in effect on the date of such certification.***

59. ***Good Standing Certificate for Steiner Connecticut from the offices of the appropriate governmental authority of its respective jurisdiction of organization and each other jurisdiction indicated on Exhibit A attached hereto.***

60. ***Opinion Letter of Akerman Senterfitt & Eidson, special counsel to Steiner Connecticut.***

L. POST-CLOSING ITEMS: C. SPA ACQUISITION DOCUMENTATION (July 31, 2001)

61. ***Supplements to the Schedules to this Agreement reflecting the consummation of the C. Spa Acquisition.***

62. Annex II to Subsidiary Guaranty executed by DK Partners, Inc. ("**C. Spa**") in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations.

63. Annex II to Security Agreement executed by C. Spa in favor of the Administrative Agent for the benefit of the Holders of Secured Obligations.

[5]***Schedule 1***	***Pledged Debt***
Schedule 2	***Principal Place of Business; Locations of Collateral***
Schedule 2-A	***Third Party Locations***
Schedule 2-B	***Financing Statement Filing Locations***
Schedule 2-C	***Jurisdiction of Organization; Organizational Form***
Schedule 3	***Trade Names***
Schedule 4	***Deposit Accounts***
Schedule 5	***Federal Tax Identification Numbers***

64. Pledge Supplement executed by Steiner U.S. Holdings, Inc., evidencing its pledge of 100% of the capital stock of C. Spa to the Administrative Agent for the benefit of the Holders of Secured Obligations together ***with the appropriate stock certificates and stock powers executed in blank and acknowledgments.***

65. Trademark Security Agreement executed by Steiner Marks in favor of the Administrative Agent evidencing the grant of a security interest in additional trademarks and related collateral for the benefit of the Holders of Secured Obligations.

Schedule A	***Trademarks and Trademark and Service Mark Application***
Schedule B	***License Agreements***

66. Pre-Filing UCC Lien Search Reports, Tax Lien and Judgment Search Reports of Filings against C. Spa and tradenames "C. Spa" and "CBEAUTY.COM" in the offices listed on Schedule I hereto.

67. UCC Financing Statements filed against C. Spa, as Debtor, and the Administrative Agent, as Secured Party, in the offices listed on Schedule II hereto and Post-Filing UCC Search Reports in such offices.

68. ***Certificates of the Secretary or authorized officer of C. Spa certifying (i) resolutions of the Board of Directors of C. Spa authorizing the execution, delivery and performance of each document to which it is a party, (ii) that there have been no changes in the Articles of Incorporation of C. Spa since the date of the most recent certification thereof by the Secretary of State of California (an original of which is attached thereto), (iii) the names and true signatures of the incumbent officers of C. Spa authorized to sign the documents to which it is a party, and (iv) the By-Laws (attached thereto) of C. Spa as in effect on the date of such certification.***

[5] Schedules are broken out for C. Spa.

69. ***Good Standing Certificate or comparable document for C. Spa from the offices of the appropriate governmental authority of its respective jurisdiction of organization and each other jurisdiction indicated on Exhibit A attached hereto.***

70. ***Opinion Letters of Akerman Senterfitt & Eidson, special counsel to C. Spa, and Harry B. Sands, Lobosky and Company, special Bahamian counsel for C. Spa.***

71. ***Certificate addressing certain closing conditions set forth in Sections 5.1(4), (8), (9), (10) and (12) of the Credit Agreement.***

72. ***Certificate of name change from the Secretary of State of California evidencing C. Spa's name change to Steiner Day Spas, Inc.***

73. UCC-3 Amendments to the Financing Statements filed against C. Spa, as Debtor, and the Administrative Agent, as Secured Party, in the offices listed on Schedule II hereto, evidencing C. Spa's name change to Steiner Day Spas, Inc.

EXHIBIT A

Material Subsidiaries[6]

Bahamian Subsidiary Guarantors

Material Subsidiary	Jurisdiction of Organization
Cosmetics Limited	The Bahamas
Steiner Transocean Limited	The Bahamas
Steiner Spa Asia Limited	The Bahamas
Steiner Spa Limited	The Bahamas
Steiner Marks Limited	***The Bahamas***

U.S. Subsidiary Guarantors

Material Subsidiary	Jurisdiction of Organization
FCNH, Inc.	Florida
Greenhouse Day Spa Group, Inc.	Florida
Mid-Atlantic Massage Therapy, Inc.	Florida
Steiner Beauty Products, Inc.	Florida
Steiner Education Group, Inc.	Florida
Steiner Management Services, LLC	Florida
Steiner Spa Resorts (Nevada), Inc.	Florida
Steiner U.S. Holdings, Inc.	Florida
Steiner Spa Resorts (Connecticut), Inc.	***Florida***
DK Partners, Inc.	***California***

U.K. Subsidiary Guarantors

Material Subsidiary	Jurisdiction of Organization
Elemis Limited	The United Kingdom

[6] Entries in ***bold/italics*** were added after the Closing Date.

SCHEDULE I

Pre-Closing UCC, Tax Lien and Judgment Searches[7]

Debtor	Type of Search	Jurisdiction
Steiner U.S. Holdings, Inc.	UCC/FTL	S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
Steiner Education Group, Inc.	UCC/FTL	S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
Steiner Beauty Products, Inc.	UCC/FTL	S/S Florida
	TL/FTL	Broward County, FL Dade County, Florida
	FFO	Broward County, FL Dade County, Florida
	PSJ (federal & state)	Broward County, FL Dade County, Florida
Steiner Management Services LLC	UCC/FTL	S/S Florida
	TL/FTL	Dade County, FL
	FFO	Dade County, FL
	PSJ (federal & state)	Dade County, FL
Steiner Spa Resorts (Nevada), Inc.	UCC/FTL	S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
FCNH, Inc.	UCC/FTL	S/S Florida
	TL/FTL	Broward County, FL Dade County, FL Sarasota County, FL Seminole County, FL
	FFO	Broward County, FL Dade County, FL Sarasota County, FL Seminole County, FL
	PSJ (federal & state)	Broward County, FL Dade County, FL Sarasota County, FL Seminole County, FL

[7] Entries in ***bold/italics*** were added after the Closing Date.

Florida College of Natural Health	UCC/FTL	S/S Florida
	TL/FTL	Broward County, FL Dade County, FL Sarasota County, FL Seminole County, FL
	FFO	Broward County, FL Dade County, FL Sarasota County, FL Seminole County, FL
	PSJ (federal & state)	Broward County, FL Dade County, FL Sarasota County, FL Seminole County, FL
Virginia Massage Therapy, Inc.	UCC/FTL	S/S Florida S/S Virginia City of Winchester, VA Charlottesville County, VA Montgomery County, VA
	TL/FTL	City of Winchester, VA Charlottesville County, VA Montgomery County, VA
	FFO	City of Winchester, VA Charlottesville County, VA Montgomery County, VA
	PSJ (federal & state)	City of Winchester, VA Charlottesville County, VA Montgomery County, VA
Steiner Leisure Limited	UCC/FTL	S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
Cosmetics Limited	UCC/FTL	S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
Elemis Limited	UCC/FTL	S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
Steiner Spa Resorts Limited	UCC/FTL	S/S Florida
Steiner Training Limited	UCC/FTL	S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida

	PSJ (federal & state)	Dade County, Florida
Steiner Transocean Limited	UCC/FTL	S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
Spa Resources Limited	UCC/FTL	S/S Florida
EBSC Limited	UCC/FTL	S/S Florida
EJ Contracts Limited	UCC/FTL	S/S Florida
Emma Steiner Limited	UCC/FTL	S/S Florida
Steiner Group Limited	UCC/FTL	S/S Florida
The Greenhouse	UCC/FTL	S/S Florida
Elemis Beautiful Skin Centers	UCC/FTL	S/S Florida
Steiner Leisure Limited Cyprus	UCC/FTL	S/S Florida
Sepia	UCC/FTL	S/S Florida
Steiner Education Inc.	UCC/FTL	S/S Florida
Elemis Spa Limited	UCC/FTL	S/S Florida
Steiner Transocean Limited (Italy)	UCC/FTL	S/S Florida
Greenhouse Day Spa Group, Inc.	UCC/FTL	S/S Florida
	TL/FTL	Broward County, Florida Dade County, Florida
	FFO	Broward County, Florida Dade County, Florida
	PSJ (federal & state)	Broward County, Florida Dade County, Florida
Steiner Spas USA, Inc.	UCC/FTL	S/S Florida
	TL/FTL	Broward County, Florida Dade County, Florida
	FFO	Broward County, Florida Dade County, Florida
	PSJ (federal & state)	Broward County, Florida Dade County, Florida
Mandara Spa LLC	UCC/FTL	S/S Delaware S/S Florida S/S Hawaii
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
DK Partners, Inc.	UCC/FTL	S/S California S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
Steiner Spa Asia Limited	UCC/FTL	S/S Florida

	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
Steiner Spa U.S. Limited	UCC/FTL	S/S Delaware S/S Florida
	TL/FTL	Dade County, Florida
	FFO	Dade County, Florida
	PSJ (federal & state)	Dade County, Florida
Mid-Atlantic Massage Therapy, Inc.	UCC	S/S Florida S/S Maryland S/S Pennsylvania York County, Pennsylvania
	TL/FTL	Baltimore County, Maryland York County, Pennsylvania
	FFO	Baltimore County, Maryland York County, Pennsylvania
	PSJ (federal & state)	Baltimore County, Maryland York County, Pennsylvania
Steiner Marks Limited	***UCC/FTL***	***S/S Florida***
	TL/FTL	***Dade County, Florida***
	FFO	***Dade County, Florida***
	PSJ (federal & state)	***Dade County, Florida***
Steiner Spa Resorts (Connecticut), Inc.	***UCC/FTL***	***S/S Florida*** ***S/S Connecticut***
	TL/FTL	***Dade County, Florida***
	FFO	***Dade County, Florida***
	PSJ (federal & state)	***Dade County, Florida***
C. Spa	***UCC/FTL***	***S/S California***
CBEAUTY.COM	***UCC/FTL***	***S/S California***

SCHEDULE II

Location of UCC Filings[8]

UCC-1 Financing Statements filed in the following offices:

DEBTOR	FILING JURISDICTION
Steiner Leisure Limited	Secretary of State, Florida District of Columbia
Cosmetics Limited	Secretary of State, Florida District of Columbia
Steiner Transocean Limited	Secretary of State, Florida District of Columbia
Steiner Spa Asia Limited	Secretary of State, Florida District of Columbia
Steiner Spa Limited	Secretary of State, Florida District of Columbia
FCNH, Inc.	Secretary of State, Florida
Greenhouse Day Spa Group, Inc.	Secretary of State, Alabama Secretary of State, California Secretary of State, Colorado Secretary of State, Connecticut Secretary of State, Florida Secretary of State, Michigan Secretary of State, New York Secretary of State, Pennsylvania Secretary of State, Texas
Mid-Atlantic Massage Therapy, Inc.	Secretary of State, Florida Secretary of State, Maryland Secretary of State, Pennsylvania
Steiner Beauty Products, Inc.	Secretary of State, Florida
Steiner Education Group, Inc.	Secretary of State, Florida
Steiner Management Services, LLC	Secretary of State, Florida
Steiner Spa Resorts (Nevada), Inc.	Secretary of State, Florida Secretary of State, Nevada
Steiner U.S. Holdings, Inc.	Secretary of State, Florida
Elemis, Ltd.	Secretary of State, Florida District of Columbia
Steiner Marks Limited	***Secretary of State, Florida*** ***District of Columbia***
Steiner Spa Resorts (Connecticut),	***Secretary of State, Connecticut***

[8] Entries in ***bold/italics*** were added after the Closing Date.

Inc.	***Secretary of State, Florida***
DK Partners, Inc.	***Secretary of State, California*** ***Secretary of State, Florida***
Steiner Day Spas, Inc.	***Secretary of State, California*** ***Secretary of State, Florida***

EXHIBIT G

TO

CREDIT AGREEMENT

Form of Officer's Certificate

OFFICER'S CERTIFICATE

I, the undersigned, hereby certify that I am the ________________ of STEINER LEISURE LIMITED, a company organized under the laws of The Commonwealth of The Bahamas (the "**Borrower**"). Capitalized terms used herein and not otherwise defined herein are as defined in that that certain Credit Agreement dated as of July 2, 2001 among the Borrower, the institutions from time to time parties thereto as "Lenders", ABN AMRO Bank N.V. (the "**Administrative Agent**"), SunTrust Bank, as Syndication Agent, and BankUnited, FSB, as Documentation Agent (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Credit Agreement**").

I further certify on behalf of the Borrower, that as of the date hereof, (i) the representations and warranties of the Borrower contained in Article VI of the Credit Agreement shall have been true and correct at all times during the period commencing on __________, 20__ and ending on _____________, 20__ and as of the date of this Officer's Certificate (unless such representation and warranty is made as of a specified date, in which case, such representation and warranty shall be true and correct as of such date) and (ii) as of the date of this Officer's Certificate no Default or Unmatured Default exists **[**other than the following: (describe the nature of the Default or Unmatured Default and the status thereof)**].**

IN WITNESS WHEREOF, I hereby subscribe my name on behalf of the Borrower on this ____ day of ___________, ____.

____

[Insert Name of Officer**]**

{MI790231;1}

EXHIBIT H

TO

CREDIT AGREEMENT

Form of Compliance Certificate

Pursuant to **[**Section 5.2**]** **[**Section 7.1(A)(iii)**]** of that certain Credit Agreement dated as of July 2, 2001 among Steiner Leisure Limited (the "**Borrower**"), the institutions from time to time parties thereto as "Lenders", ABN AMRO Bank N.V. (the "**Administrative Agent**"), SunTrust Bank, as Syndication Agent, and BankUnited, FSB, as Documentation Agent (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Credit Agreement**"), the Borrower, through its respective ____________________________, hereby delivers to the Administrative Agent**[**, together with the financial statements being delivered to the Administrative Agent pursuant to Section 7.1(A) of the Credit Agreement,**]** this Compliance Certificate (the "**Certificate**") **[**for the accounting period from ____________, 20__ to ___________, 20__**]** (the "**Accounting Period**"). Capitalized terms used herein shall have the meanings set forth in the Credit Agreement. Subsection references herein relate to subsections of the Credit Agreement.

THE UNDERSIGNED HEREBY CERTIFIES THAT:

1. I am the duly elected _______________ of the Borrower;

2. I have reviewed the terms of the Credit Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the Borrower and its Subsidiaries during the accounting period covered by the financial statements attached as Schedule I;

3. The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes a Default or Unmatured Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Certificate **[**except as set forth below**]**; and

4. Schedule II attached hereto sets forth financial data and computations evidencing the Borrower's and its Subsidiaries' compliance with certain covenants of the Credit Agreement, all of which data and computations are true, complete and correct.

The foregoing certifications, together with the computations set forth in Schedule I hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this ___ day of _______, 20___.

The Borrower hereby certifies, through its respective _________________, that the information set forth herein is accurate as of ________________, ____, to the best of such officer's knowledge, after diligent inquiry, and that the financial statements delivered herewith present fairly the financial position of the Borrower and its Subsidiaries at the dates indicated and the results of its operations and changes in its financial position for the periods indicated in conformity with Agreement Accounting Principles, consistently applied.

Dated ____________ ___, 20__

STEINER LEISURE LIMITED

By: _________________________________
Name:
Title:

SCHEDULE I

to COMPLIANCE CERTIFICATE

Financial Statements

The Financial Statements filed Steiner Leisure Limited with the U.S. Securities and Exchange Commission are hereby incorporated by reference.

SCHEDULE II

to COMPLIANCE CERTIFICATE

I. **MANDATORY PREPAYMENTS (Section 2.5(B))**

A. **ASSET SALES (Section 2.5(B)(i)(a))**

(1) State whether upon the consummation of any Asset Sale by the Borrower or any of its Subsidiaries any Net Cash Proceeds have arisen. Yes/No

(2) If the answer to question (1) is yes, state the date of and the nature of any such transaction giving rise to Net Cash Proceeds, the aggregate principal amount of such Net Cash Proceeds, and the amount, if required, of any mandatory prepayment on Exhibit A.

B. **EXCESS CASH FLOW (<u>Section 2.5(B)(i)(b)</u>)**

For any fiscal year (beginning with the fiscal year ending December 31, 2001), the Borrower's calculation of Excess Cash Flow is as follows:

EBITDA (as determined in item II.A below)			$__________
minus	income taxes paid in cash for such year	-	$__________
minus	Capital Expenditures paid in cash during such year	-	$__________
minus	Cash Interest Expense for such year	-	$__________
minus	scheduled amortization of the principal portion of the Term Loans and scheduled amortization of the principal portion of all other Indebtedness of the Borrower and its Subsidiaries during such year	-	$__________
minus	Restricted Payments permitted to be made under the Credit Agreement during such year	-	$__________
=	Excess Cash Flow	=	$__________
times	if the Leverage Ratio (as determined in item II.A below) is greater than or equal to 1.00 to 1.00, 75%	=	$__________
OR			
times	if the Leverage Ratio (as determined in item II.A below) is less than 1.00 to 1.00, 50%	=	$__________

C. **EQUITY FINANCINGS (Section 2.5(B)(i)(c))**

(1) State whether upon the consummation of any Financing by the Borrower or any Subsidiary constituting a sale or issuance of Disqualified Stock or Equity Interests (other than in connection with stock issued to fund Permitted Acquisitions in accordance with Section 2.5(B)(i)(c) of the Credit Agreement) thereby, any Net Cash Proceeds have arisen. Yes/No

(2) If the answer to question (1) is yes, state the date and nature of any such transaction giving rise to Net Cash Proceeds and the aggregate principal amount of such Net Cash Proceeds multiplied by 50%, which shall constitute the mandatory prepayment, on Exhibit A.

D. **DEBT FINANCINGS (Section 2.5(B)(i)(d))**

(1) State whether upon the consummation of any Financing by the Borrower or any Subsidiary constituting a sale or issuance of Indebtedness in the form of debt securities thereby (other than the Mandara Subordinated Notes), any Net Cash Proceeds have arisen. Yes/No

(2) If the answer to question (1) is yes, state the date and nature of any such transaction giving rise to Net Cash Proceeds and the aggregate principal amount of such Net Cash Proceeds, which shall constitute the mandatory prepayment, on Exhibit A.

E. **MANDARA EVENT (Section 2.5(B)(i)(e))**

(1) State whether an event has occurred under the Mandara Acquisition Agreement which requires Mandara to make a payment to the Borrower or any of its Subsidiaries (a "**Mandara Event**"). Yes/No

(2) If the answer to question (1) is yes, state the date and nature of any such Mandara Event giving rise to a payment to the Borrower or any of its Subsidiaries and the aggregate principal amount of such payment, which shall constitute the mandatory prepayment, on Exhibit A.

F. **INSURANCE AND CONDEMNATION PROCEEDS (Section 7.2(P))**

(1) State whether any Net Cash Proceeds from a condemnation proceeding or from insurance in connection with any loss have arisen. Yes/No

(2) If the answer to question (1) is yes, state the date of and the nature of any such transaction giving rise to Net Cash Proceeds, the aggregate principal amount of such Net Cash Proceeds, and the amount, if required, of any mandatory prepayment on Exhibit A.

II. FINANCIAL COVENANTS[1]

A. MAXIMUM LEVERAGE RATIO (Section 7.4(A))

(1) Funded Debt of the Borrower and its consolidated Subsidiaries at the end of the applicable fiscal quarter (after September 30, 2001) $___________

(2) EBITDA for the four-quarter period ending on such day

Each component (ii) through (v) below shall be without duplication and shall be added only to the extent deducted in computing Net Income.

	(i)	Net Income		$___________
plus	(ii)	Cash Interest Expense	+	$___________
plus	(iii)	charges against income for foreign, federal, state and local taxes	+	$___________
plus	(iv)	depreciation expense	+	$___________
plus	(v)	amortization expense	+	$___________
=		EBITDA	=	$___________

(3) "Leverage Ratio" (Ratio of (1) to (2)) ______ to 1.0

[1] Please note that (i) for the fiscal quarter ending September 30, 2001, the financial covenants, shall be calculated using EBITDA, Cash Interest Expense, Rentals, taxes and amortization, in each case to the extent applicable, for the Borrower and its Subsidiaries on a consolidated basis for the fiscal quarter ending September 30, 2001, multiplied by four, (ii) for the fiscal quarter ending December 31, 2001, the covenants shall be calculated using such items for the Borrower and its Subsidiaries on a consolidated basis for the two fiscal quarter period ending December 31, 2001, multiplied by two, and (iii) for the fiscal quarter ending March 31, 2002, the covenants shall be calculated using such items for the Borrower and its Subsidiaries on a consolidated basis for the three fiscal quarter period ending March 31, 2002, multiplied by four-thirds

B. **MINIMUM CASH INTEREST EXPENSE COVERAGE RATIO (<u>Section 7.4(B)</u>)**

(1) EBITDA (as determined under item II.A above) $____________

(2) Cash Interest Expense for the applicable period $____________

(3) "Cash Interest Expense Coverage Ratio" (Ratio of (1) to (2)) _____ to 1.0

C. **MINIMUM FIXED CHARGE COVERAGE RATIO (<u>Section 7.4(D)</u>)**

(1) a. EBITDA (as defined in Item II.A above) $____________

<u>plus</u> b. Rentals for the four-quarter period ending on such day:

(i) the aggregate fixed amounts payable by the Borrower and its Subsidiaries on a consolidated basis under any lease of land-based real or personal property, but excluding any amounts payable under Capitalized Leases. + $__________

<u>plus</u> (ii) the minimum maritime concessions payable under the cruise line agreements to which the Borrower and its Subsidiaries are parties, as described in the notes to the Borrower's 10-K[2] + $__________

TOTAL: = $____________

---

[2] The minimum maritime concessions for the then-current fiscal year will be determined based on the amount indicated in the notes of the previous year's 10-K (which amount shall be divided by four for purposes of determining quarterly covenant compliance).

(2) Determined for the four-quarter period ending on the applicable day:

	(a)	Cash Interest Expense during such period		$__________
<u>plus</u>	(b)	current cash income tax provision by the Borrower and its consolidated Subsidiaries during such period	+	$__________
<u>plus</u>	(c)	scheduled amortization during such period of the principal portion of the Term Loans and scheduled amortization during such period of the principal portion of all other Indebtedness of the Borrower and its consolidated Subsidiaries	+	$__________
<u>plus</u>	(d)	Rentals (calculated as set forth in II.C.(1).b above.)	+	$__________
<u>plus</u> (e)		Restricted Payments (if any) paid by the Borrower and its consolidated Subsidiaries during such period	+	$__________
TOTAL:			=	$__________

(3) "Fixed Charge Coverage Ratio" (Ratio of (1) to (2)) _____ to 1.0

D. **MAXIMUM CAPITAL EXPENDITURES (<u>Section 7.4(C)</u>)**

State whether Capital Expenditures (as defined in the Credit Agreement) was less than or equal to:

$20,000,000 for the period from the Closing Date through December 31, 2001

$9,000,000 for the period from January 1, 2002 through December 31, 2002

$15,000,000 for the period from January 1, 2003 through December 31, 2003

$7,500,000 for the period from January 1, 2004 through the later of June 30, 2004 and the Termination Date

Yes/No

III. **OTHER MISCELLANEOUS PROVISIONS**

A. **"MATERIAL SUBSIDIARY" CLASSIFICATION (<u>Definitions</u>, <u>Section 7.2(J)</u>, <u>Section 7.2(K)</u>)**

Identify on <u>Exhibit B</u> hereto each consolidated Subsidiary of the Borrower (i) the total assets of which exceeds, at the end of any calendar quarter or, with respect to any Permitted Acquisition, at the time of consummation of such Permitted Acquisition, 3% of the Consolidated Assets of the Borrower and its consolidated Subsidiaries or (ii) the total Net Income of which exceeds, at the end of any calendar quarter or, with respect to any Permitted Acquisition, at the time of consummation of such Permitted Acquisition, 3% of the Net Income of the Borrower and its consolidated Subsidiaries

B. **NON-OBLIGOR SUBSIDIARY CALCULATION (<u>Sections 7.2(J)</u>, <u>7.2(K)</u> and <u>7.3(Q)</u>)**

(1) Are the aggregate assets of all Non-Obligor Subsidiaries (as defined in the Credit Agreement) greater than 10% of the Consolidated Assets of the Borrower and its consolidated Subsidiaries, or greater than 10% of the Net Income of the Borrower and its consolidated Subsidiaries? Yes/No

(2) If the answer to question (1) is yes, identify each Non-Obligor Subsidiary as to which Collateral Documents are being prepared on Exhibit C.

C. **CHANGES AFFECTING SECURITY INTEREST IN COLLATERAL (<u>Security Agreement</u>)**

(1) State whether, since the last Compliance Certificate delivered to the Administrative Agent, the Borrower or any Material Subsidiary has changed its organizational form, name, chief executive office or jurisdiction of organization or any information has changed with respect to the Borrower or such Material Subsidiary (including, without limitation, changes in locations of Collateral or additions of deposit accounts) which would necessitate a change to the Schedules to the Security Agreement applicable thereto.[3] Yes/No

(2) If the answer to question (1) is yes, describe in detail the nature of any such changes and the date of their occurrence on <u>Exhibit D</u> and, if necessary, provide any amendments to the Schedules to the Security Agreement.

[3] To be modified pending resolution of comments received for the Security Agreement.

Exhibit A
to
Schedule II
to
Compliance Certificate

Mandatory Prepayments

Exhibit B
to
Schedule II
to
Compliance Certificate

Material Subsidiaries

Exhibit C
to
Schedule II
to
Compliance Certificate

New Obligor Subsidiaries

Exhibit D
to
Schedule II
to
Compliance Certificate

Changes Affecting Security Interest in Collateral

EXHIBIT I

TO

CREDIT AGREEMENT

Form of Subsidiary Guaranty

SUBSIDIARY GUARANTY

THIS SUBSIDIARY GUARANTY (this "Guaranty") is made as of the 2nd day of July, 2001, by and among Cosmetics Limited, a company organized under the Laws of The Commonwealth of The Bahamas, Steiner Transocean Limited, a company organized under the Laws of The Commonwealth of The Bahamas, Steiner Spa Asia Limited, a company organized under the Laws of The Commonwealth of The Bahamas, Steiner Spa Limited, a company organized under the Laws of The Commonwealth of The Bahamas, FCNH, Inc., a Florida corporation, Greenhouse Day Spa Group, Inc., a Florida corporation, Mid-Atlantic Massage Therapy, Inc., a Florida corporation, Steiner Beauty Products, Inc., a Florida corporation, Steiner Education Group, Inc., a Florida corporation, Steiner Management Services, LLC, a Florida limited liability company, Steiner Spa Resorts (Nevada), Inc., a Florida corporation, and Steiner U.S. Holdings, Inc., a Florida corporation (each an "Initial Guarantor" and together with any additional Material Subsidiaries of Steiner which become parties to this Guaranty by executing an Addendum hereto in the form attached as Annex I, the "Guarantors") in favor of the Administrative Agent, for the ratable benefit of the Holders of Secured Obligations, under (and as defined in) the Credit Agreement referred to below.

WITNESSETH:

WHEREAS, Steiner Leisure Limited, a company organized under the laws of The Commonwealth of The Bahamas (the "Borrower"), the institutions from time to time parties thereto as Lenders, ABN AMRO BANK N.V. in its capacity as contractual representative (the "Administrative Agent") for itself and the other Lenders, SunTrust Bank, as Syndication Agent and BankUnited, FSB, as Documentation Agent, have entered into a certain Credit Agreement dated as of July 2, 2001 (as the same may be amended, modified, supplemented and/or restated, and as in effect from time to time, the "Credit Agreement"), providing, subject to the terms and conditions thereof, for extensions of credit and other financial accommodations to be made by the Lenders to the Borrower;

WHEREAS, it is a condition precedent to the initial extensions of credit by the Lenders under the Credit Agreement that each of the Guarantors (constituting all of the Material Subsidiaries of the Borrower required to execute this Guaranty pursuant to Section 7.2(J) of the Credit Agreement) execute and deliver this Guaranty, whereby each of the Guarantors shall guarantee the payment when due of all "Secured Obligations" (as defined in the Credit Agreement), principal, interest, letter of credit reimbursement obligations and other amounts that shall be at any time payable by the Borrower under the Credit Agreement, any Hedging Agreement and the other Loan Documents; and

WHEREAS, in consideration of the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower may in the future provide, to the Guarantors, and in order to induce the Lenders and the Administrative Agent to enter into the Credit Agreement, each of the Guarantors is willing to guarantee the obligations of the Borrower under the Credit Agreement, any Hedging Agreement and the other Loan Documents;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Definitions. Terms defined in the Credit Agreement and not otherwise defined herein have, as used herein, the respective meanings provided for therein.

SECTION 2. Representations, Warranties and Covenants. Each of the Guarantors represents and warrants (which representations and warranties shall be deemed to have been renewed at the time of the making, conversion or continuation of any Loan or issuance of any Letter of Credit) that:

(a) It is a corporation, limited liability company, partnership or other commercial entity duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation and has all requisite authority to conduct its business as a foreign Person in each jurisdiction in which its business is conducted, except where the failure to have such requisite authority would not have a Material Adverse Effect.

(b) It has the power and authority and legal right to execute and deliver this Guaranty and to perform its obligations hereunder. The execution and delivery by it of this Guaranty and the performance by it of its obligations hereunder have been duly authorized by proper proceedings, and this Guaranty constitutes a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

(c) Neither the execution and delivery by it of this Guaranty, nor the consummation by it of the transactions herein contemplated, nor compliance by it with the terms and provisions hereof, will (i) violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on it or its certificate or articles of incorporation or by-laws, limited liability company or partnership agreement or memorandum and articles of association (or comparable constituent, organizational or governing documents), as applicable, or the provisions of any indenture, instrument or material agreement to which it is a party or is subject, or by which it, or its property, is bound, (ii) or conflict with or constitute a default thereunder, or (iii) result in the creation or imposition of any Lien in, of or on its property pursuant to the terms of any such indenture, instrument or material agreement. No order, consent, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any Governmental

Authority, is required to authorize, or is required in connection with the execution, delivery and performance by it of, or the legality, validity, binding effect or enforceability against it of, this Guaranty.

In addition to the foregoing, each of the Guarantors covenants that, so long as any Lender has any Revolving Loan Commitment outstanding under the Credit Agreement or any amount payable under the Credit Agreement or any other Secured Obligations shall remain unpaid, it will, and, if necessary, will enable the Borrower to, fully comply with those covenants and agreements of the Borrower applicable to such Guarantor set forth in the Credit Agreement.

SECTION 3. The Guaranty. Each of the Guarantors hereby unconditionally guarantees, jointly with the other Guarantors and severally, the full and punctual payment when due (whether at stated maturity, upon acceleration or otherwise) of the Secured Obligations, including, without limitation, (i) the principal of and interest on each Advance made to the Borrower pursuant to the Credit Agreement, (ii) any Reimbursement Obligations of the Borrower, (iii) all Hedging Obligations of the Borrower owing to any Lender or any affiliate of any Lender under any Hedging Agreement, and (iv) all other amounts payable by the Borrower or any of its Subsidiaries under the Credit Agreement, any Hedging Agreement and the other Loan Documents (all of the foregoing being referred to collectively as the "Guaranteed Obligations"). Upon failure by the Borrower or any of its Affiliates, as applicable, to pay punctually any such amount, each of the Guarantors agrees that it shall forthwith on demand pay such amount at the place and in the manner specified in the Credit Agreement, any Hedging Agreement or the relevant Loan Document, as the case may be. Each of the Guarantors hereby agrees that this Guaranty is an absolute, irrevocable and unconditional guaranty of payment and is not a guaranty of collection.

SECTION 4. Guaranty Unconditional. The obligations of each of the Guarantors hereunder shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a) any extension, renewal, settlement, indulgence, compromise, waiver or release of or with respect to the Guaranteed Obligations or any part thereof or any agreement relating thereto, or with respect to any obligation of any other guarantor of any of the Guaranteed Obligations, whether (in any such case) by operation of law or otherwise, or any failure or omission to enforce any right, power or remedy with respect to the Guaranteed Obligations or any part thereof or any agreement relating thereto, or with respect to any obligation of any other guarantor of any of the Guaranteed Obligations;

(b) any modification or amendment of or supplement to the Credit Agreement, any Hedging Agreement or any other Loan Document, including, without limitation, any such amendment which may increase the amount of the Secured Obligations guaranteed hereby;

(c) any release, surrender, compromise, settlement, waiver, subordination or modification, with or without consideration, of any collateral securing the Guaranteed Obligations or any part thereof, any other guaranties with respect to the Guaranteed Obligations or any part thereof, or any other obligation of any person or entity with respect to the Guaranteed Obligations or any part thereof, or any nonperfection or invalidity of any direct or indirect security for the Guaranteed Obligations;

(d) any change in the corporate, partnership or other existence, structure or ownership of the Borrower or any guarantor of any of the Guaranteed Obligations, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Borrower or any guarantor of the Guaranteed Obligations, or any of their respective assets or any resulting release or discharge of any obligation of the Borrower or any guarantor of any of the Guaranteed Obligations;

(e) the existence of any claim, setoff or other rights which the Guarantors may have at any time against the Borrower, any guarantor of any of the Guaranteed Obligations, the Administrative Agent, any Holder of Secured Obligations or any other Person, whether in connection herewith or in connection with any unrelated transactions, *provided* that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(f) the enforceability or validity of the Guaranteed Obligations or any part thereof or the genuineness, enforceability or validity of any agreement relating thereto or with respect to any collateral securing the Guaranteed Obligations or any part thereof, or any other invalidity or unenforceability relating to or against the Borrower or any guarantor of any of the Guaranteed Obligations, for any reason related to the Credit Agreement, any Hedging Agreement, any other Loan Document, or any provision of applicable law or regulation purporting to prohibit the payment by the Borrower or any guarantor of the Guaranteed Obligations, of any of the Guaranteed Obligations;

(g) the failure of the Administrative Agent to take any steps to perfect and maintain any security interest in, or to preserve any rights to, any security or collateral for the Guaranteed Obligations, if any;

(h) the election by, or on behalf of, any one or more of the Holders of Secured Obligations, in any proceeding instituted under Chapter 11 of Title 11 of the United States Code (11 U.S.C. 101 et seq.) (the "Bankruptcy Code"), of the application of Section 1111(b)(2) of the Bankruptcy Code or, in any proceeding instituted under The Bankruptcy Act of The Commonwealth of The Bahamas, any similar provision of The Bankruptcy Act of The Commonwealth of The Bahamas;

(i) any borrowing or grant of a security interest by the Borrower, as debtor-in-possession, under Section 364 of the Bankruptcy Code or any similar provision of The Bankruptcy Act of The Commonwealth of The Bahamas;

(j) the disallowance, under Section 502 of the Bankruptcy Code or any similar provision of The Bankruptcy Act of The Commonwealth of The Bahamas, of all or any portion of the claims of any of the Holders of Secured Obligations or the Administrative Agent for repayment of all or any part of the Guaranteed Obligations;

(k) the failure of any other Guarantor to sign or become party to this Guaranty or any amendment, change, or reaffirmation hereof; or

(l) any other act or omission to act or delay of any kind by the Borrower, any guarantor of the Guaranteed Obligations, the Administrative Agent, any Holder of Secured Obligations or any other Person or any other circumstance whatsoever which might, but for the provisions of this Section 4, constitute a legal or equitable discharge of any Guarantor's obligations hereunder.

SECTION 5. Discharge Only Upon Payment In Full: Reinstatement In Certain Circumstances. Each of the Guarantors' obligations hereunder shall remain in full force and effect until all Guaranteed Obligations shall have been paid in full in cash and the Revolving Loan Commitments and all Letters of Credit issued under the Credit Agreement shall have terminated or expired. If at any time any payment of the principal of or interest on any Advance, any Reimbursement Obligation or any other amount payable by the Borrower or any other party under the Credit Agreement, any Hedging Agreement or any other Loan Document is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, each of the Guarantors' obligations hereunder with respect to such payment shall be reinstated as though such payment had been due but not made at such time. Each Guarantor hereby expressly waives, to the fullest extent permitted by law, the benefits of Section 2815 of the California Civil Code and any similar law in any other jurisdiction purporting to allow a guarantor to revoke a continuing guaranty with respect to any transactions occurring after the date of the guaranty. If, notwithstanding the foregoing, any Guarantor shall have any right under applicable law to terminate or revoke its guaranty of the Obligations, such Guarantor agrees that such termination or revocation shall not be effective until a written notice of such revocation or termination, specifically referring hereto, signed by such Guarantor, is actually received by the Administrative Agent. Such notice shall not affect the right and power of any Lender or the Administrative Agent to enforce rights arising prior to receipt thereof by the Administrative Agent.

SECTION 6. Waivers. Each of the Guarantors irrevocably waives acceptance hereof, presentment, demand or action on delinquency, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Borrower, any guarantor of the Guaranteed Obligations, or any other Person.

SECTION 7. Subordination of Subrogation; Subordination of Intercompany Indebtedness.

(a) Subordination of Subrogation. Until the Secured Obligations have been indefeasibly paid in full in cash, the Guarantors (i) shall have no right of subrogation with respect to such Secured Obligations and (ii) waive any right to enforce any remedy which the Holders of Secured Obligations, Issuing Banks or the Administrative Agent now have or may hereafter have against the Borrower, any endorser or any guarantor of all or any part of the Secured Obligations or any other Person, and the Guarantors waive any benefit of, and any right to participate in, any security or collateral given to the Holders of Secured Obligations, the Issuing Banks and the Administrative Agent to secure the payment or performance of all or any part of the Secured Obligations or any other liability of the Borrower to the Holders of Secured Obligations or Issuing Banks. Should any Guarantor have the right, notwithstanding the foregoing, to exercise its subrogation rights, each Guarantor hereby expressly and irrevocably (i) subordinates any and all rights at law or in equity to subrogation, reimbursement, exoneration, contribution, indemnification or set off that the Guarantor may have to the indefeasible payment in full in cash of the Secured Obligations and (ii) waives any and all defenses available to a surety, guarantor or accommodation co-obligor until the Secured Obligations are indefeasibly paid in full in cash. Each Guarantor acknowledges and agrees that this subordination is intended to benefit the Administrative Agent and the Holders of Secured Obligations and shall not limit or otherwise affect such Guarantor's liability hereunder or the enforceability of this Guaranty, and that the Administrative Agent, the Holders of Secured Obligations and their respective successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 7(a).

(b) Subordination of Intercompany Indebtedness. Each Guarantor agrees that any and all claims of such Guarantor against either the Borrower or any other Guarantor hereunder (each an "Obligor") with respect to any "Intercompany Indebtedness" (as hereinafter defined), any endorser, obligor or any other guarantor of all or any part of the Secured Obligations, or against any of its properties shall be subordinate and subject in right of payment to the prior payment, in full and in cash, of all Secured Obligations. Notwithstanding any right of any Guarantor to ask, demand, sue for, take or receive any payment from any Obligor, all rights, liens and security interests of such Guarantor, whether now or hereafter arising and howsoever existing, in any assets of any other Obligor (whether constituting part of Collateral given to any Holder of Secured Obligations or the Administrative Agent to secure payment of all or any part of the Secured Obligations or otherwise) shall be and are subordinated to the rights of the Holders of Secured Obligations and the Administrative Agent in those assets. No Guarantor shall have any right to possession of any such asset or to foreclose upon any such asset, whether by judicial action or otherwise, unless and until all of the Secured Obligations (other than contingent indemnity obligations) shall have been fully paid and satisfied (in cash) and all financing arrangements pursuant to any Loan Document among the Borrower and the Holders of Secured Obligations have been terminated. If all or any part of the assets of any Obligor, or the proceeds thereof, are subject to any distribution, division or application to the creditors of such Obligor, whether partial or complete, voluntary or involuntary, and whether by reason of liquidation, bankruptcy, arrangement, receivership, assignment for the benefit of creditors or any other action or proceeding, or if the business of any such Obligor is dissolved or if substantially all of the assets of any such Obligor are sold, then, and in any such event (such events being herein referred to as an "Insolvency Event"), any payment or distribution of any kind or character, either in cash, securities or other property, which shall be payable or deliverable upon or with respect to any indebtedness of any Obligor to any Guarantor ("Intercompany Indebtedness") shall be paid or delivered directly to the Administrative Agent for application on any of the Secured Obligations, due or to become due, until such Secured Obligations (other than contingent indemnity obligations) shall have first been fully paid and satisfied (in cash). Should any payment, distribution, security or instrument or proceeds thereof be received by the applicable Guarantor upon or with respect to the Intercompany Indebtedness after any Insolvency Event and prior to the satisfaction of all of the Secured Obligations (other than contingent indemnity obligations) and the termination of all financing arrangements pursuant to any Loan Document among the Borrower and the Holders of Secured Obligations, such Guarantor shall receive and hold the same in trust, as trustee, for the benefit of the Holders of Secured Obligations and shall forthwith deliver the same to the Administrative Agent, for the benefit of the Holders of Secured Obligations, in precisely the form received (except for the endorsement or assignment of the Guarantor where necessary), for application to any of the Secured Obligations, due or not due, and, until so delivered, the same shall be held in trust by the Guarantor as the property of the Holders of Secured Obligations. If any such Guarantor fails to make any such endorsement or assignment to the Administrative Agent, the Administrative Agent or any of its officers or employees is irrevocably authorized to make the same. Each Guarantor agrees that until the Secured Obligations (other than the contingent indemnity obligations) have been paid in full (in cash) and satisfied and all financing arrangements pursuant to any Loan Document among the Borrower and the Holders of Secured Obligations have been terminated, no Guarantor will assign or transfer to any Person (other than the Administrative Agent) any claim any such Guarantor has or may have against any Obligor.

SECTION 8. Contribution with Respect to Guaranteed Obligations.

(a) To the extent that any Guarantor hereunder or any other guarantor of any of the Secured Obligations (a "Supporting Company") shall make a payment under this Guaranty or any other guaranty of the Secured Obligations to which a Supporting Company is a party (a "Guarantor Payment") which, taking into account all other Guarantor Payments then previously or concurrently made by any other Supporting Company, exceeds the amount which otherwise would have been paid by or attributable to such Supporting Company if each Supporting Company had paid the aggregate Guaranteed Obligations satisfied by such Guarantor Payment in the same proportion as such Supporting Company's "Allocable Amount" (as defined below) (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Supporting Companies as determined immediately prior to the making of such Guarantor Payment, then, following indefeasible payment in full in cash of the Guaranteed Obligations and termination of the Credit Agreement, such Supporting Company shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Supporting Company for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

(b) As of any date of determination, the "Allocable Amount" of any Supporting Company shall be equal to the maximum amount of the claim which could then be recovered from such Supporting Company under this Guaranty or its respective guarantee of the Secured Obligations without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law, including under The Bankruptcy Act of The Commonwealth of The Bahamas.

(c) This Section 8 is intended only to define the relative rights of the Supporting Companies, and nothing set forth in this Section 8 is intended to or shall impair the obligations of the Supporting Companies, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Guaranty or any other guaranty of the Secured Obligations.

(d) The parties hereto acknowledge that the rights of contribution and indemnification hereunder or under any other guaranty of the Secured Obligations shall constitute assets of the Supporting Company to which such contribution and indemnification is owing.

(e) The rights of the indemnifying Supporting Companies against other Supporting Companies under this Section 8 or any comparable section under any other guaranty of the

Secured Obligations shall be exercisable upon the full and indefeasible payment of the Guaranteed Obligations in cash and the termination of the Credit Agreement.

SECTION 9. Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Borrower under the Credit Agreement, any Hedging Agreement or any other Loan Document is stayed upon the insolvency, bankruptcy or reorganization of the Borrower, all such amounts otherwise subject to acceleration under the terms of the Credit Agreement, such Hedging Agreement or such other Loan Document shall nonetheless be payable by each of the Guarantors hereunder forthwith on demand by the Administrative Agent.

SECTION 10. Notices. All notices, requests and other communications to any party hereunder shall be given in the manner prescribed in Article XV of the Credit Agreement with respect to the Administrative Agent at its notice address therein and with respect to any Guarantor at the address set forth below or such other address or telecopy number as such party may hereafter specify for such purpose by notice to the Administrative Agent in accordance with the provisions of such Article XV:

Notice Address for Guarantors:
Address:
c/o Steiner Leisure Limited
Suite 104A
Saffrey Square
Nassau, The Bahamas
Attention: Leonard I. Fluxman
Telephone No.: (242) 356-0006
Facsimile No.: (242) 356-6260

with a copy to:

Counsel
Akerman Senterfitt & Eidson, P.A.
One Southeast Third Avenue
Suite 2800
Miami, Florida 33131
Attn: Robert Boehm, Esq.
Fax: (305) 374-5095

SECTION 11. No Waivers. No failure or delay by the Administrative Agent or any Holder of Secured Obligations in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Guaranty, the Credit Agreement, any Hedging Agreement and the other Loan Documents shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 12. Successors and Assigns. This Guaranty is for the benefit of the Administrative Agent and the Holders of Secured Obligations and their respective successors and permitted assigns, provided, that no Guarantor shall have any right to assign its rights or obligations hereunder without the consent of all of the Lenders, and any such assignment in violation of this Section 12 shall be null and void; and in the event of an assignment of any amounts payable under the Credit Agreement, any Hedging Agreement or the other Loan Documents in accordance with the respective terms thereof, the rights hereunder, to the extent applicable to the indebtedness so assigned, may be transferred with such indebtedness. This Guaranty shall be binding upon each of the Guarantors and their respective successors and assigns.

SECTION 13. Changes in Writing. Other than in connection with the addition of additional Subsidiaries, which become parties hereto by executing an Addendum hereto in the form attached as Annex I, neither this Guaranty nor any provision hereof may be changed, waived, discharged or terminated orally, but only in writing signed by each of the Guarantors and the Administrative Agent with the consent of the Required Lenders under the Credit Agreement (or all of the Lenders if required pursuant to the terms of Section 9.3 of the Credit Agreement).

SECTION 14. GOVERNING LAW. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS. ANY DISPUTE BETWEEN THE GUARANTORS AND THE ADMINISTRATIVE AGENT OR ANY LENDER, OR ANY OTHER HOLDER OF SECURED OBLIGATIONS ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS GUARANTY, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION, 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS.

SECTION 15. CONSENT TO JURISDICTION; SERVICE OF PROCESS; JURY TRIAL.

(a) EXCLUSIVE JURISDICTION. EXCEPT AS PROVIDED IN SUBSECTION (b), EACH OF THE PARTIES HERETO AGREES THAT ALL DISPUTES AMONG THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS GUARANTY OR ANY OF THE OTHER LOAN DOCUMENTS WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED EXCLUSIVELY BY STATE OR FEDERAL COURTS LOCATED IN CHICAGO, ILLINOIS, BUT THE PARTIES HERETO ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF CHICAGO, ILLINOIS. EACH OF THE PARTIES HERETO WAIVES IN ALL DISPUTES BROUGHT PURSUANT TO THIS SUBSECTION (a) ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

(b) OTHER JURISDICTIONS. EACH GUARANTOR AGREES THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY OTHER HOLDER OF SECURED OBLIGATIONS SHALL HAVE THE RIGHT TO PROCEED AGAINST EACH GUARANTOR OR ITS RESPECTIVE PROPERTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PERSON TO (1) OBTAIN PERSONAL JURISDICTION OVER ANY GUARANTOR OR (2) REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE SECURED OBLIGATIONS, OR (3) IN ORDER TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PERSON. EACH GUARANTOR AGREES THAT IT WILL NOT ASSERT ANY COUNTERCLAIMS (UNLESS COMPULSORY) IN ANY PROCEEDING BROUGHT BY SUCH PERSON. EACH GUARANTOR WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH SUCH PERSON HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION (b).

(c) VENUE. THE LENDERS AND EACH GUARANTOR IRREVOCABLY WAIVE ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION OF THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING WITH RESPECT TO THIS GUARANTY OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH IN ANY JURISDICTION SET FORTH ABOVE.

(d) SERVICE OF PROCESS. EACH GUARANTOR WAIVES PERSONAL SERVICE OF ANY PROCESS UPON IT AND IRREVOCABLY APPOINTS AMERICAN INFORMATION SERVICES, INC., WITH OFFICES AT ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR, MIAMI, FLORIDA 33131, AS EACH GUARANTOR'S AGENT FOR THE PURPOSE OF ACCEPTING ANY WRITS, SERVICE OF PROCESS OR SUMMONSES ISSUED BY ANY COURT. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF THE ADMINISTRATIVE AGENT OR THE HOLDERS OF SECURED OBLIGATIONS TO SERVE ANY SUCH WRITS, PROCESS OR SUMMONSES IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS GUARANTY OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS GUARANTY WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(f) WAIVER OF BOND. EACH GUARANTOR WAIVES THE POSTING OF ANY BOND OTHERWISE REQUIRED OF ANY PARTY HERETO IN CONNECTION

WITH ANY JUDICIAL PROCESS OR PROCEEDING TO REALIZE ON THE COLLATERAL, ENFORCE ANY JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PARTY, OR TO ENFORCE BY SPECIFIC PERFORMANCE, TEMPORARY RESTRAINING ORDER, PRELIMINARY OR PERMANENT INJUNCTION, THIS GUARANTY OR ANY OTHER LOAN DOCUMENT.

(g) ADVICE OF COUNSEL. EACH OF THE PARTIES REPRESENTS TO EACH OTHER PARTY HERETO THAT IT HAS DISCUSSED THIS GUARANTY AND, SPECIFICALLY, THE PROVISIONS OF THIS SECTION 15, WITH ITS COUNSEL.

SECTION 16. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Guaranty. In the event an ambiguity or question of intent or interpretation arises, this Guaranty shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Guaranty.

SECTION 17. Taxes, Expenses of Enforcement, etc.

(a) Taxes.

(i) Any and all payments by any of the Guarantors hereunder (whether in respect of principal, interest, fees or otherwise) shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings or any interest, penalties and liabilities with respect thereto including those arising after the date hereof as a result of the adoption of or any change in any law, treaty, rule, regulation, guideline or determination of a Governmental Authority or any change in the interpretation or application thereof by a Governmental Authority but excluding, in the case of each Lender and the Administrative Agent, such taxes (including income taxes, franchise taxes and branch profit taxes) as are imposed on or measured by such Lender's or the Administrative Agent's, as the case may be, net income by the United States of America or any Governmental Authority of the jurisdiction under the laws of which such Lender or the Administrative Agent, as the case may be, is organized, or to which they are otherwise subject (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings, and liabilities which the Administrative Agent or a Lender determines to be applicable to this Guaranty, the other Loan Documents, the Revolving Loan Commitments, the Loans or the Letters of Credit being hereinafter referred to as "Taxes"). If any Guarantor shall be required by law to deduct or withhold any Taxes from or in respect of any sum payable hereunder to any Holder of Secured Obligations, (i) the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions applicable to additional sums payable under this Section 17(a)) such Lender or Administrative Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the applicable Guarantor shall make such deductions or withholdings, and (iii) the applicable Guarantor shall pay the full amount deducted or withheld to the relevant taxation authority or other authority in accordance with applicable law. If a withholding tax of the United States of America or any other Governmental Authority shall be or become applicable (y) after the date of this Guaranty, to such payments by the applicable Guarantor made to the Lending Installation or any other office that a Lender may claim as its Lending Installation, or (z) after such Lender's selection and designation of any other Lending Installation, to such payments made to such other Lending Installation, such Lender shall use reasonable efforts to make, fund and maintain the affected Loans through another Lending Installation of such Lender in another jurisdiction so as to reduce the applicable Guarantor's liability hereunder, if the making, funding or maintenance of such Loans through such other Lending Installation of such Lender does not, in the judgment of such Lender, otherwise adversely affect such Loans, or obligations under the Revolving Loan Commitments of such Lender.

(ii) In addition, each of the Guarantors agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, or similar levies which arise from any payment made hereunder, or from the execution, delivery or registration of, or otherwise with respect to, this Guaranty, the other Loan Documents, the Revolving Loan Commitments, the Loans or the Letters of Credit (hereinafter referred to as "Other Taxes").

(iii) Subject to the exceptions in the Credit Agreement, each of the Guarantors indemnifies each Lender and the Administrative Agent for the full amount of Taxes and Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any Governmental Authority on amounts payable under this Section 17(a)) paid by such Lender or the Administrative Agent (as the case may be) and any liability (including penalties, interest, and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within thirty (30) days after the date such Lender or the Administrative Agent (as the case may be) makes written demand therefor. If the Taxes or Other Taxes with respect to which any Guarantor has made either a direct payment to the taxation or other authority or an indemnification payment hereunder are subsequently refunded to any Lender, such Lender will return to the applicable Guarantor an amount equal to the lesser of the indemnification payment or the refunded amount. A certificate as to any additional amount payable to any Lender or the Administrative Agent under this Section 17(a) submitted to the applicable Guarantor and the Administrative Agent (if a Lender is so submitting) by such Lender or the Administrative Agent shall show in reasonable detail the amount payable and the calculations used to determine such amount and shall, absent manifest error, be deemed presumptively correct. With respect to such deduction or withholding for or on account of any Taxes and to confirm that all such Taxes have been paid to the appropriate Governmental Authorities, the applicable Guarantor or Guarantors shall promptly (and in any event not later than thirty (30) days after receipt) furnish to each Lender and the Administrative Agent such certificates, receipts and other documents as may be required (in the reasonable judgment of such Lender or the Administrative Agent) to establish any tax credit to which such Lender or the Administrative Agent may be entitled.

(iv) Within thirty (30) days after the date of any payment of Taxes or Other Taxes by any Guarantor, the applicable Guarantor shall furnish to the Administrative Agent the original or a certified copy of a receipt evidencing payment thereof.

(v) Without prejudice to the survival of any other agreement of the Guarantors hereunder, the agreements and obligations of the Guarantors contained in this Section 17(a) shall survive the payment in full of all Guaranteed Obligations and the termination of this Guaranty.

(b) Expenses of Enforcement, Etc. Subject to the terms of the Credit Agreement, after the occurrence of a Default under the Credit Agreement, the Required Lenders shall have the right at any time to direct the Administrative Agent to commence enforcement proceedings with respect to the Guaranteed Obligations. The Guarantors agree to reimburse the Administrative Agent and the Holders of Secured Obligations for any reasonable costs and out-of-pocket expenses (including reasonable attorneys' fees and time charges of attorneys for the Administrative Agent and the Holders of Secured Obligations, which attorneys may be employees of the Administrative Agent or the Holders of Secured Obligations) paid or incurred by the Administrative Agent or any Holders of Obligation in connection with the collection and enforcement of amounts due under the Loan Documents, including without limitation this Guaranty. The Administrative Agent agrees to distribute payments received from any of the Guarantors hereunder to the Holders of Secured Obligations on a pro rata basis for application in accordance with the terms of the Credit Agreement.

SECTION 18. Setoff. At any time after all or any part of the Guaranteed Obligations have become due and payable (by acceleration or otherwise), each Holder of Secured Obligations and the Administrative Agent may, without notice to any Guarantor and regardless of the acceptance of any security or collateral for the payment hereof, appropriate and apply toward the payment of all or any part of the Guaranteed Obligations (a) any indebtedness due or to become due from such Holder of Secured Obligations or the Administrative Agent to any Guarantor, and (b) any moneys, credits or other property belonging to any Guarantor, at any time held by or coming into the possession of such Holder of Secured Obligations or the Administrative Agent or any of their respective affiliates.

SECTION 19. Financial Information. Each Guarantor hereby assumes responsibility for keeping itself informed of the financial condition of the Borrower and any and all endorsers and/or other Guarantors of all or any part of the Guaranteed Obligations, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations, or any part thereof, that diligent inquiry would reveal, and each Guarantor hereby agrees that none of the Holders of Secured Obligations or the Administrative Agent shall have any duty to advise such Guarantor of information known to any of them regarding such condition or any such circumstances. In the event any Holder of Secured Obligations or the Administrative Agent, in its sole discretion, undertakes at any time or from time to time to provide any such information to a Guarantor, such Holder of Secured Obligations or the Administrative Agent shall be under no obligation (a) to undertake any investigation not a part of its regular business routine, (b) to disclose any information which such Holder of Secured Obligations or the Administrative Agent, pursuant to accepted or reasonable commercial finance or banking practices, wishes to maintain confidential or (c) to make any other or future disclosures of such information or any other information to such Guarantor.

SECTION 20. Severability. Wherever possible, each provision of this Guaranty shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

SECTION 21. Merger. This Guaranty represents the final agreement of each of the Guarantors with respect to the matters contained herein and may not be contradicted by evidence of prior or contemporaneous agreements, or subsequent oral agreements, between the Guarantor and any Holder of Secured Obligations or the Administrative Agent.

SECTION 22. Headings. Section headings in this Guaranty are for convenience of reference only and shall not govern the interpretation of any provision of this Guaranty.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Initial Guarantors have caused this Guaranty to be duly executed by its authorized officer as of the day and year first above written.

COSMETICS LIMITED

By:_______________________________
Name:_____________________________
Title:_____________________________

STEINER TRANSOCEAN LIMITED

By:_______________________________
Name:_____________________________
Title:_____________________________

STEINER SPA ASIA LIMITED

By:_______________________________
Name:_____________________________
Title:_____________________________

STEINER SPA LIMITED

By:_______________________________
Name:_____________________________
Title:_____________________________

FCNH, INC.

By:_______________________________
Name:_____________________________
Title:_____________________________

GREENHOUSE DAY SPA GROUP, INC.

By:_______________________________
Name:_____________________________
Title:_____________________________

MID-ATLANTIC MASSAGE THERAPY, INC.

By:_______________________________
Name:_____________________________
Title:_____________________________

STEINER BEAUTY PRODUCTS, INC.

By:________________________________
Name:_____________________________
Title:______________________________

STEINER EDUCATION GROUP, INC.

By:________________________________
Name:_____________________________
Title:______________________________

STEINER MANAGEMENT SERVICES, LLC

By:________________________________
Name:_____________________________
Title:______________________________

STEINER SPA RESORTS (NEVADA), INC.

By:________________________________
Name:_____________________________
Title:______________________________

STEINER U.S. HOLDINGS, INC.,

By:________________________________
Name:_____________________________
Title:______________________________

ANNEX I TO GUARANTY

Reference is hereby made to the Guaranty (the "Guaranty") made as of the 2nd day of July, 2001, by and among Cosmetics Limited, a company organized under the Laws of The Commonwealth of The Bahamas, Steiner Transocean Limited, a company organized under the Laws of The Commonwealth of The Bahamas, Steiner Spa Asia Limited, a company organized under the Laws of The Commonwealth of The Bahamas, Steiner Spa Limited, a company organized under the Laws of The Commonwealth of The Bahamas, FCNH, Inc., a Florida corporation, Greenhouse Day Spa Group, Inc., a Florida corporation, Mid-Atlantic Massage Therapy, Inc., a Florida corporation, Steiner Beauty Products, Inc., a Florida corporation, Steiner Education Group, Inc., a Florida corporation, Steiner Management Services, LLC, a Florida limited liability company, Steiner Spa Resorts (Nevada), Inc., a Florida corporation, and Steiner U.S. Holdings, Inc., a Florida corporation (each an "Initial Guarantor" and along with any additional Material Subsidiaries of the Borrower, which become parties thereto and together with the undersigned, the "Guarantors") in favor of the Administrative Agent, for the ratable benefit of the Holders of Secured Obligations, under the Credit Agreement. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Guaranty. By its execution below, the undersigned [NAME OF NEW GUARANTOR], a [____________] [corporation] [partnership] [limited liability company] [company], agrees to become, and does hereby become, a Guarantor under the Guaranty and agrees to be bound by such Guaranty as if originally a party thereto. By its execution below, the undersigned represents and warrants as to itself that all of the representations and warranties contained in Section 2 of the Guaranty are true and correct in all respects as of the date hereof.

IN WITNESS WHEREOF, [NAME OF NEW GUARANTOR], a [corporation] [partnership] [limited liability company] [company] has executed and delivered this Annex I counterpart to the Guaranty as of this __________ day of _________, ____.

[NAME OF NEW GUARANTOR]

By:_________________________
Name:
Title:

EXHIBIT J

TO

CREDIT AGREEMENT

Form of Pledge Agreement

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (the "Pledge Agreement"), dated as of July 2, 2001, is entered into by and between STEINER LEISURE LIMITED, a company organized under the laws of The Commonwealth of The Bahamas, Steiner U.S. Holdings, Inc., a Florida corporation, Steiner Education Group, Inc., a Florida corporation, and Steiner Beauty Products, Inc., a Florida corporation (each a "Pledgor" and collectively, the "Pledgors") and ABN AMRO BANK N.V., as contractual representative (the "Administrative Agent") for itself and for the "Holders of Secured Obligations" under (and as defined in) the Credit Agreement defined below. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Credit Agreement (as defined below).

WITNESSETH:

WHEREAS, Steiner Leisure Limited (in such capacity, the "Borrower"), the financial institutions from time to time parties thereto as lenders (the "Lenders"), the Administrative Agent, SunTrust Bank, as Syndication Agent and BankUnited, FSB, as Documentation Agent have entered into that certain Credit Agreement, dated as of July 2, 2001 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), pursuant to which the Lenders have agreed, subject to certain conditions precedent, to make loans and other financial accommodations to the Borrower from time to time;

WHEREAS, the Pledgors, will benefit directly or indirectly from the loans and other financial accommodations made to the Borrower under the Credit Agreement;

WHEREAS, Schedule I hereto sets forth the Material Subsidiaries of the Borrower (the "Initial Pledged Subsidiaries");

WHEREAS, each Pledgor may from time to time execute and deliver to the Administrative Agent a supplement to this Pledge Agreement substantially in the form of Exhibit A hereto (each such supplement, a "Pledge Supplement") setting forth additional Material Subsidiaries of the Borrower (the "Additional Pledged Subsidiaries") (the Initial Pledged Subsidiaries and the Additional Pledged Subsidiaries, collectively referred to herein as the "Pledged Subsidiaries"); and

WHEREAS, the Administrative Agent and the Lenders have required, as a condition to their entering into the Credit Agreement, that each Pledgor execute and deliver this Pledge Agreement;

NOW, THEREFORE, for and in consideration of the foregoing and of any financial accommodations or extensions of credit (including, without limitation, any loan or advance by renewal, refinancing or extension of the agreements described hereinabove or otherwise) heretofore, now or hereafter made to or for the benefit of the Borrower pursuant to the Credit Agreement or any other agreement, instrument or document executed pursuant to or in connection therewith, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Pledgor and the Administrative Agent hereby agree as follows:

SECTION 1. Pledge. Each Pledgor hereby pledges to the Agent, for the benefit of the Agent and the Holders of Secured Obligations, and grants to the Administrative Agent for the benefit of the Administrative Agent and the Holders of Secured Obligations, a security interest in, the collateral described in subsections (a) through (c) below (collectively, the "Pledged Collateral"):

(a) (i) The shares of the Capital Units of the Pledged Subsidiaries, now or at any time or times hereafter owned by such Pledgor (such units being identified on Schedule I attached hereto or on any Schedule I attached to any applicable Pledge Supplement), and the certificates, if any, representing the shares of such Capital Units, all options and warrants for the purchase of shares of the Capital Units of such Pledged Subsidiaries now or hereafter held in the name of such Pledgor (all of said Capital Units, options and warrants and all Capital Units held in the name of such Pledgor as a result of the exercise of such options or warrants being hereinafter collectively referred to as the "Pledged Stock"), herewith, or from time to time, delivered to the Administrative Agent accompanied by stock powers in the form of Exhibit B attached hereto and made a part hereof (the "Powers") duly executed in blank, and all dividends, cash, instruments, investment property and other property from time to time received, receivable or otherwise distributed in respect of, or in exchange for, any or all of the Pledged Stock.

(ii) All additional shares of Capital Units of the Pledged Subsidiaries described in Section 1(a)(i) above from time to time acquired by such Pledgor in any manner, and the certificates, if any, which shall be delivered to the Administrative Agent, representing such additional Capital Units (any such additional Capital Units shall constitute part of the Pledged Stock and the Administrative Agent is irrevocably authorized to unilaterally amend Schedule I hereto or on any Schedule I to any applicable Pledge Supplement to reflect such additional Capital Units), and all options, warrants, dividends, cash, instruments, investment property and other rights and options from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares.

(b) Other Property. The property and interests in property described in Section 3 below.

(c) Proceeds. All proceeds of the collateral described in subsections (a) and (b) above.

SECTION 2. Security for Obligations. The Pledged Collateral secures the prompt payment, performance and observance of the Secured Obligations.

SECTION 3. Pledged Collateral Adjustments. If, during the term of this Pledge Agreement:

(a) Any dividend (other than a cash dividend), reclassification, readjustment or other change is declared or made in the capital structure of any of the Pledged Subsidiaries, or any option included within the Pledged Collateral is exercised, or both, or

(b) Any subscription warrants or any other rights or options shall be issued in connection with the Pledged Collateral, then all new, substituted and additional membership or partnership interests, certificates, shares, warrants, rights, options, investment property or other securities, issued by reason of any of the foregoing, shall be immediately delivered to and held by the Administrative Agent under the terms of this Pledge Agreement and shall constitute Pledged Collateral hereunder; provided, however, that nothing contained in this Section 3 shall be deemed to permit any distribution or stock dividend, issuance of additional membership or partnership interests or stock, warrants, rights or options, reclassification, readjustment or other change in the capital structure of any Pledged Subsidiary which is not expressly permitted by the Credit Agreement.

SECTION 4. Subsequent Changes Affecting Pledged Collateral. Each Pledgor represents and warrants that it has made its own arrangements for keeping itself informed of changes or potential changes affecting the Pledged Collateral (including, but not limited to, rights to convert, rights to subscribe, payment of dividends, cash distributions or other distributions reorganization or other exchanges, tender offers and voting rights), and each Pledgor agrees that neither the Administrative Agent nor any of the Holders of Secured Obligations shall have any obligation to inform such Pledgor of any such changes or potential changes or to take any action or omit to take any action with respect thereto. The Administrative Agent may, after the occurrence of a Default, without notice and at its option, transfer or register the Pledged Collateral or any part thereof into its or its nominee's name with or without any indication that such Pledged Collateral is subject to the security interest hereunder. In addition, the Administrative Agent may after the occurrence of a Default exchange certificates or instruments representing or evidencing Pledged Shares, for certificates or instruments of smaller or larger denominations.

SECTION 5. Representations and Warranties. Each Pledgor represents and warrants as follows:

(a) The Pledgor is the sole legal and beneficial owner of the percentage of the issued and outstanding Capital Units of each of the Pledged Subsidiaries set forth opposite the name of such Pledged Subsidiary on Schedule I hereto, free and clear of any Lien except for the Liens in favor of the Administrative Agent;

(b) The Pledgor has full corporate power and authority to enter into this Pledge Agreement;

(c) There are no restrictions upon the voting rights associated with, or upon the transfer of, any of the Pledged Collateral;

(d) The Pledgor has the right to vote, pledge and grant a security interest in or otherwise transfer such Pledged Collateral free of any Liens, other than those Liens granted to the Administrative Agent and the Holders of Secured Obligations;

(e) The Pledgor owns the Pledged Collateral free and clear of any pledge, mortgage, hypothecation, lien, charge, encumbrance or any security interest therein, except for the Liens granted to the Administrative Agent and the Holders of Secured Obligations;

(f) The pledge of the Pledged Collateral does not violate (i) the articles of incorporation, memorandum and articles of association or by-laws (or comparable constituent, organizational or governing documents) of the Pledged Subsidiaries, or any indenture, mortgage, bank loan or credit agreement to which the Pledgor or any of the Pledged Subsidiaries is a party or by which any of their respective properties or assets may be bound; or (ii) any restriction on such transfer or encumbrance of such Pledged Collateral;

(g) The Pledgor agrees to execute and file financing statements pursuant to the Uniform Commercial Code as the Administrative Agent may request to perfect the security interest granted hereby;

(h) No authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body that has not been obtained is required either (i) for the pledge of the Pledged Collateral pursuant to this Pledge Agreement or for the execution, delivery or performance of this Pledge Agreement by the Pledgor (except for the filing of financing statements contemplated by Section 5(g) hereof) or (ii) for the exercise by the Administrative Agent of the voting or other rights provided for in this Pledge Agreement or the remedies in respect of the Pledged Collateral pursuant to this Pledge Agreement (except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally);

(i) Upon delivery of each of the certificates representing the Pledged Collateral and corresponding stock powers executed in blank, the pledge of the Pledged Collateral pursuant to this Pledge Agreement will create a valid and perfected first priority security interest in the Pledged Collateral, in favor of the Administrative Agent for the benefit of the Administrative Agent and the Holders of Secured Obligations, securing the payment and performance of the Secured Obligations;

(j) The Powers are duly executed and give the Administrative Agent the authority they purport to confer; and

(k) The Pledgor has no obligation to make further capital contributions or make any other payments to the Pledged Subsidiaries with respect to its interest therein.

SECTION 6. Voting Rights. During the term of this Pledge Agreement, and except as provided in this Section 6 below, each Pledgor shall have the right to vote the Pledged Stock on all governing questions in a manner not inconsistent with the terms of this Pledge Agreement, the

Credit Agreement and any other agreement, instrument or document executed pursuant thereto or in connection therewith. After the occurrence of a Default, the Administrative Agent or the Administrative Agent's nominee may, at the Administrative Agent's or such nominee's option and following written notice from the Administrative Agent to the applicable Pledgor, exercise all voting powers pertaining to the Pledged Collateral, including the right to take action by shareholder consent and as such exercise, or direct such Pledgor as to the exercise of all voting, consent, managerial, election and other rights to the applicable Pledged Collateral and exercise, or direct such Pledgor as to the exercise of any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to the applicable Pledged Collateral, as if the Administrative Agent were the absolute owner thereof, all without liability except to account for property actually received by it, but the Administrative Agent shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure so to do or delay in so doing. Such authorization shall constitute an irrevocable voting proxy from each Pledgor to the Administrative Agent or, at the Administrative Agent's option, to the Administrative Agent's nominee.

SECTION 7. Dividends and Other Distributions.

(a) So long as no Default shall have occurred and is continuing:

(i) Each Pledgor shall be entitled to receive and retain any and all dividends, cash distributions and interest paid in respect of the Pledged Collateral to the extent such distributions are not prohibited by the Credit Agreement, provided, however, that any and all

(A) distributions, dividends and interest paid or payable other than in cash with respect to, and instruments and other property received, receivable or otherwise distributed with respect to, or in exchange for, any of the Pledged Collateral;

(B) dividends and other distributions paid or payable in cash with respect to any of the Pledged Collateral on account of a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus; and

(C) cash paid, payable or otherwise distributed with respect to principal of, or in redemption of, or in exchange for, any of the Pledged Collateral;

shall be Pledged Collateral, and shall be forthwith delivered to the Administrative Agent to hold, for the benefit of the Administrative Agent and the Holders of Secured Obligations, as Pledged Collateral and shall, if received by any Pledgor, be received in trust for the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, be segregated from the other property or funds of such Pledgor, and be delivered immediately to the Administrative Agent as Pledged Collateral in the same form as so received (with any necessary endorsement); and

(ii) The Administrative Agent shall execute and deliver (or cause to be executed and delivered) to each Pledgor all such proxies and other instruments as such Pledgor may reasonably request for the purpose of enabling such Pledgor to receive the dividends or interest payments which it is authorized to receive and retain pursuant to clause (i) above.

(b) After the occurrence and during the continuance of a Default:

(i) All rights of each Pledgor to receive the dividends, distributions and interest payments which it would otherwise be authorized to receive and retain pursuant to Section 7(a)(i) hereof shall cease, and all such rights shall thereupon become vested in the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, which shall thereupon have the sole right to receive and hold as Pledged Collateral such dividends, distributions and interest payments;

(ii) All dividends, distributions and interest payments which are received by any Pledgor contrary to the provisions of clause (i) of this Section 7(b) shall be received in trust for the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, shall be segregated from other funds of such Pledgor and shall be paid over immediately to the Administrative Agent as Pledged Collateral in the same form as so received (with any necessary endorsements);

(iii) Each Pledgor shall, upon the request of the Administrative Agent, at such Pledgor's expense, do or cause to be done all such other acts and things as may be necessary to make such sale of the Pledged Collateral or any part thereof valid and binding pursuant to any exemption from the registration requirements of securities law, and otherwise in compliance with applicable law.

Each Pledgor will reimburse the Administrative Agent and/or the Holders of Secured Obligations for all expenses incurred by the Administrative Agent and/or the Holders of Secured Obligations, including, without limitation, reasonable attorneys' and accountants' fees and expenses in connection with the foregoing.

SECTION 8. Transfers and Other Liens. Each Pledgor agrees that it will not (a) sell or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral without the prior written consent of the Administrative Agent, except as permitted under the Credit Agreement, or (b) create or permit to exist any Lien upon or with respect to any of the Pledged Collateral, except for the security interests under this Pledge Agreement.

SECTION 9. Remedies.

(a) The Administrative Agent shall have, in addition to any other rights given under this Pledge Agreement or by law, all of the rights and remedies with respect to the Pledged Collateral of a secured party under the Uniform Commercial Code as in effect in the State of Illinois. Upon the occurrence and during the continuance of a Default, and upon written notice by the Administrative Agent to the applicable Pledgor, the Administrative Agent (personally or through an agent) is hereby authorized and empowered to transfer and register in its name or in the name of its nominee the whole or any part of the Pledged Collateral, to exercise all voting rights with respect thereto, to collect and receive all cash dividends or distributions and other distributions made thereon, and to otherwise act with respect to the Pledged Collateral as though the Administrative Agent were the outright owner thereof. Each Pledgor hereby irrevocably constitutes and appoints the Administrative Agent as the proxy and attorney-in-fact of such Pledgor, with full power of substitution to do so, provided, however, that the Administrative Agent shall have no duty to exercise any such right or to preserve the same and shall not be liable for any failure to do so or for any delay in doing so; provided, further, however that the Administrative Agent agrees to exercise such proxy and powers only so long as a Default shall have occurred and is continuing and following written notice thereof. In addition, after the occurrence of a Default, the Administrative Agent shall have such powers of sale and other powers as may be conferred by applicable law. With respect to the Pledged Collateral or any part thereof which shall then be in or shall thereafter come into the possession or custody of the Administrative Agent or which the Administrative Agent shall otherwise have the ability to transfer under applicable law, the Administrative Agent may, in its sole discretion, without notice except as specified below, after the occurrence of a Default, sell or cause the same to be sold at any exchange, broker's board or at public or private sale, in one or more sales or lots, at such price as the Administrative Agent may deem best, for cash or on credit or for future delivery, without assumption of any credit risk, and the purchaser of any or all of the Pledged Collateral so sold shall thereafter own the same, absolutely free from any claim, encumbrance or right of any kind whatsoever. The Administrative Agent and each of the Holders of Secured Obligations may, in its own name, or in the name of a designee or nominee, buy the Pledged Collateral at any public sale and, if permitted by applicable law, buy the Pledged Collateral at any private sale. Each Pledgor will pay to the Administrative Agent all reasonable expenses (including, without limitation, court costs and reasonable attorneys' and paralegals' fees and expenses) of, or incidental to, the enforcement of any of the provisions hereof. The Administrative Agent agrees to distribute any proceeds of the sale of the Pledged Collateral in accordance with the Credit Agreement and such Pledgor shall remain liable for any deficiency following the sale of the Pledged Collateral.

(b) Unless any of the Pledged Collateral threatens to decline speedily in value or is or becomes of a type sold on a recognized market, the Administrative Agent will give each Pledgor reasonable notice of the time and place of any public sale thereof, or of the time after which any private sale or other intended disposition is to be made. Any sale of the Pledged Collateral conducted in conformity with reasonable commercial practices of banks, commercial finance companies, insurance companies or other financial institutions disposing of property similar to the Pledged Collateral shall be deemed to be commercially reasonable. Notwithstanding any provision to the contrary contained herein, each Pledgor agrees that any requirements of reasonable notice shall be met if such notice is received by such Pledgor as provided in Section 21 below at least ten (10) Business Days before the time of the sale or disposition; provided, however, that Administrative Agent may give any shorter notice that is commercially reasonable under the circumstances. Any other requirement of notice, demand or advertisement for sale is waived, to the extent permitted by law.

(c) In view of the fact that federal and state securities laws may impose certain restrictions on the method by which a sale of the Pledged Collateral may be effected after a Default, each Pledgor agrees that after the occurrence of a Default, the Administrative Agent may, from time to time, attempt to sell all or any part of the Pledged Collateral by means of a private placement restricting the bidders and prospective purchasers to those who are qualified and will represent and agree that they are purchasing for investment only and not for distribution. In so doing, the Administrative Agent may solicit offers to buy the Pledged Collateral, or any part of it, from a limited number of investors deemed by the Administrative Agent, in its reasonable judgment, to be financially responsible parties who might be interested in purchasing the Pledged Collateral. If the Administrative Agent solicits such offers from not less than four (4) such investors, then the acceptance by the Administrative Agent of the highest offer obtained therefrom shall be deemed to be a commercially reasonable method of disposing of such Pledged Collateral; provided, however, that this Section 9 does not impose a requirement that the Administrative Agent solicit offers from four or more investors in order for the sale to be commercially reasonable.

SECTION 10. Administrative Agent Appointed Attorney-in-Fact. Each Pledgor hereby appoints the Administrative Agent its attorney-in-fact, coupled with an interest, with full authority, in the name of such Pledgor or otherwise, from time to time in the Administrative Agent's sole discretion, to take any action and to execute any instrument which the Administrative Agent may deem necessary or advisable to accomplish the purposes of this Pledge Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to such Pledgor representing any dividend, distribution, interest payment or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same and to arrange for the transfer of all or any part of the Pledged Collateral on the books of the Pledged Subsidiaries to the name of the Administrative Agent or the Administrative Agent's nominee; provided, however that the Administrative Agent agrees to exercise such powers only so long as a Default shall have occurred and is continuing.

SECTION 11. Waivers.

(a) Each Pledgor waives presentment and demand for payment of any of the Secured Obligations, protest and notice of dishonor or Default with respect to any of the Secured Obligations and all other notices to which such Pledgor might otherwise be entitled except as otherwise expressly provided herein or in the Credit Agreement.

(b) Each Pledgor hereby expressly waives, to the fullest extent permitted by law, the benefits of Section 2815 of the California Civil Code or any similar law in any other jurisdiction purporting to allow a guarantor to revoke a continuing guaranty or pledge with respect to any transactions occurring after the date of the guaranty or pledge. If, notwithstanding the foregoing, any Pledgor shall have any right under applicable law to terminate or revoke its pledge, such Pledgor agrees that such termination or revocation shall not be effective until a written notice of such revocation or termination, specifically referring hereto, signed by such Pledgor, is actually received by the Administrative Agent. Such notice shall not affect the right and power of any Holder of Secured Obligations or the Administrative Agent to enforce rights arising prior to receipt thereof by the Administrative Agent.

SECTION 12. Term. This Pledge Agreement shall remain in full force and effect until the Secured Obligations have been fully and indefeasibly paid in cash and the Credit Agreement has terminated pursuant to its terms. Upon the termination of this Pledge Agreement as provided above (other than as a result of the sale of the Pledged Collateral), the Administrative Agent will release the security interest created hereunder and, if it then has possession of the Pledged Stock, will deliver the Pledged Stock and the Powers to the applicable Pledgor.

SECTION 13. Definitions. The singular shall include the plural and vice versa and any gender shall include any other gender as the context may require.

SECTION 14. Successors and Assigns. This Pledge Agreement shall be binding upon and inure to the benefit of each Pledgor, the Administrative Agent, for the benefit of itself and the Holders of Secured Obligations, and their respective successors and assigns. Each Pledgor's successors and assigns shall include, without limitation, receivers, trustees or debtors-in-possession of or for such Pledgor.

SECTION 15. GOVERNING LAW. THIS PLEDGE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS. ANY DISPUTE BETWEEN THE PLEDGOR AND THE ADMINISTRATIVE AGENT OR ANY LENDER, OR ANY OTHER HOLDER OF SECURED OBLIGATIONS ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS PLEDGE AGREEMENT, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION, 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS.

SECTION 16. TRIAL. CONSENT TO JURISDICTION; SERVICE OF PROCESS; JURY

(a) EXCLUSIVE JURISDICTION. EXCEPT AS PROVIDED IN SUBSECTION (b), EACH OF THE PARTIES HERETO AGREES THAT ALL DISPUTES AMONG THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED EXCLUSIVELY BY STATE OR FEDERAL COURTS LOCATED IN CHICAGO, ILLINOIS, BUT THE PARTIES HERETO ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF CHICAGO, ILLINOIS. EACH OF THE PARTIES HERETO WAIVES IN ALL DISPUTES BROUGHT PURSUANT TO THIS SUBSECTION (a) ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

(b) OTHER JURISDICTIONS. EACH PLEDGOR AGREES THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY OTHER HOLDER OF SECURED OBLIGATIONS SHALL HAVE THE RIGHT TO PROCEED AGAINST EACH PLEDGOR OR ITS RESPECTIVE PROPERTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PERSON TO (1) OBTAIN PERSONAL JURISDICTION OVER SUCH PLEDGOR OR (2) REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE SECURED OBLIGATIONS, OR (3) IN ORDER TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PERSON. EACH PLEDGOR AGREES THAT IT

WILL NOT ASSERT ANY COUNTERCLAIMS (UNLESS COMPULSORY) IN ANY PROCEEDING BROUGHT BY SUCH PERSON TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF SUCH PERSON. EACH PLEDGOR WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH SUCH PERSON HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION (b).

(c) VENUE. THE LENDERS AND EACH PLEDGOR IRREVOCABLY WAIVES ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION OF THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH IN ANY JURISDICTION SET FORTH ABOVE.

(d) EACH PLEDGOR WAIVES PERSONAL SERVICE OF ANY PROCESS UPON IT AND IRREVOCABLY APPOINTS AMERICAN INFORMATION SERVICES, INC., WITH OFFICES AT ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR, MIAMI, FLORIDA 33131, AS THE PLEDGOR'S AGENT FOR THE PURPOSE OF ACCEPTING ANY WRITS, SERVICE OF PROCESS OR SUMMONSES ISSUED BY ANY COURT. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF THE ADMINISTRATIVE AGENT OR THE HOLDERS OF SECURED OBLIGATIONS TO SERVE ANY SUCH WRITS, PROCESS OR SUMMONSES IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(f) WAIVER OF BOND. EACH PLEDGOR WAIVES THE POSTING OF ANY BOND OTHERWISE REQUIRED OF ANY PARTY HERETO IN CONNECTION WITH ANY JUDICIAL PROCESS OR PROCEEDING TO REALIZE ON THE COLLATERAL, ENFORCE ANY JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PARTY, OR TO ENFORCE BY SPECIFIC PERFORMANCE, TEMPORARY RESTRAINING ORDER, PRELIMINARY OR PERMANENT INJUNCTION, THIS PLEDGE AGREEMENT OR ANY OTHER LOAN DOCUMENT.

(g) ADVICE OF COUNSEL. EACH OF THE PARTIES REPRESENTS TO EACH OTHER PARTY HERETO THAT IT HAS DISCUSSED THIS AGREEMENT AND, SPECIFICALLY, THE PROVISIONS OF THIS SECTION 16, WITH ITS COUNSEL.

SECTION 17. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Pledge Agreement. In the event an ambiguity or question of intent or interpretation arises, this Pledge Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Pledge Agreement.

SECTION 18. Severability. Whenever possible, each provision of this Pledge Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but, if any provision of this Pledge Agreement shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Pledge Agreement.

SECTION 19. Further Assurances. Each Pledgor agrees that it will cooperate with the Administrative Agent and will execute and deliver, or cause to be executed and delivered, all such other stock powers, proxies, instruments and documents, and will take all such other actions, including, without limitation, the execution and filing of financing statements, as the Administrative Agent may reasonably request from time to time in order to carry out the provisions and purposes of this Pledge Agreement.

SECTION 20. The Administrative Agent's Duty of Care. The Administrative Agent shall not be liable for any acts, omissions, errors of judgment or mistakes of fact or law including, without limitation, acts, omissions, errors or mistakes with respect to the Pledged Collateral, except for those arising out of or in connection with the Administrative Agent's (i) Gross Negligence or willful misconduct, or (ii) failure to use reasonable care with respect to the safe custody of the Pledged Collateral in the Administrative Agent's possession. Without limiting the generality of the foregoing, the Administrative Agent shall be under no obligation to take any steps necessary to preserve rights in the Pledged Collateral against any other parties but may do so at its option. All expenses incurred in connection therewith shall be for the sole account of each Pledgor, and shall constitute part of the Secured Obligations secured hereby.

SECTION 21. Notices. All notices and other communications required or desired to be served, given or delivered hereunder shall be given in the manner and to the addresses set forth in the Credit Agreement.

SECTION 22. Amendments, Waivers and Consents. No amendment or waiver of any provision of this Pledge Agreement nor consent to any departure by any Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Administrative Agent pursuant to the terms of the Credit Agreement, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 23. Section Headings. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

SECTION 24. Execution in Counterparts. This Pledge Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which shall together constitute one and the same agreement.

SECTION 25. Merger. This Pledge Agreement and the other Loan Documents embody the final and entire agreement and understanding among the Pledgors, the Administrative Agent and the Holders of Secured Obligations and supersede all prior agreements and understandings among the Pledgors, the Administrative Agent and the Holders of Secured Obligations relating to the subject matter thereof. This Pledge Agreement and the other Loan Documents may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties hereto.

IN WITNESS WHEREOF, the Pledgors and the Administrative Agent have executed this Pledge Agreement as of the date set forth above.

STEINER LEISURE LIMITED

By: /s/ Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER U.S. HOLDINGS, INC.

By: /s/ Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER EDUCATION GROUP, INC.

By: /s/ Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER BEAUTY PRODUCTS, INC.

By: /s/ Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

ABN AMRO BANK N.V., as Administrative
Agent for itself and the Lenders

By: */s/* Thomas A. Kramer________________
Name: Thomas A. Kramer
Title: Senior Vice President

By: */s/* Joseph P. Lynch________________
Name: Joseph P. Lynch
Title: Vice President

ACKNOWLEDGMENT

The undersigned hereby acknowledges receipt of a copy of the foregoing Pledge Agreement, to the extent required by applicable law agrees promptly to note on its books the security interests granted under such Pledge Agreement, and waives any rights or requirement at any time hereafter to receive a copy of such Pledge Agreement in connection with the registration of any Pledged Collateral in the name of the Administrative Agent or its nominee or the exercise of voting rights by the Administrative Agent or its nominee.

STEINER U.S. HOLDINGS, INC.

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

ACKNOWLEDGMENT

The undersigned hereby acknowledges receipt of a copy of the foregoing Pledge Agreement, to the extent required by applicable law agrees promptly to note on its books the security interests granted under such Pledge Agreement, and waives any rights or requirement at any time hereafter to receive a copy of such Pledge Agreement in connection with the registration of any Pledged Collateral in the name of the Administrative Agent or its nominee or the exercise of voting rights by the Administrative Agent or its nominee.

STEINER EDUCATION GROUP, INC.

By: /s/ Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

STEINER MANAGEMENT SERVICES, LLC

By: /s/ Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

STEINER BEAUTY PRODUCTS, INC.

By: /s/ Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

GREENHOUSE DAY SPA GROUP, INC.

By: /s/ Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

ACKNOWLEDGMENT

The undersigned hereby acknowledges receipt of a copy of the foregoing Pledge Agreement, to the extent required by applicable law agrees promptly to note on its books the security interests granted under such Pledge Agreement, and waives any rights or requirement at any time hereafter to receive a copy of such Pledge Agreement in connection with the registration of any Pledged Collateral in the name of the Administrative Agent or its nominee or the exercise of voting rights by the Administrative Agent or its nominee.

MID-ATLANTIC MASSAGE THERAPY, INC.

By: /s/ Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

FCNH, INC.

By: /s/ Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

ACKNOWLEDGMENT

The undersigned hereby acknowledges receipt of a copy of the foregoing Pledge Agreement, to the extent required by applicable law agrees promptly to note on its books the security interests granted under such Pledge Agreement, and waives any rights or requirement at any time hereafter to receive a copy of such Pledge Agreement in connection with the registration of any Pledged Collateral in the name of the Administrative Agent or its nominee or the exercise of voting rights by the Administrative Agent or its nominee.

STEINER MANAGEMENT SERVICES, LLC

By: */s/* Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

FORM OF STOCK POWER

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer to ______________________________ _____ Shares of Common Stock of ___________, a _____________ corporation, represented by Certificate No. __ (the “Stock”), standing in the name of the undersigned on the books of said corporation and does hereby irrevocably constitute and appoint ___________________________________ as the undersigned’s true and lawful attorney, for it and in its name and stead, to sell, assign and transfer all or any of the Stock, and for that purpose to make and execute all necessary acts of assignment and transfer thereof; and to substitute one or more persons with like full power, hereby ratifying and confirming all that said attorney or substitute or substitutes shall lawfully do by virtue hereof.

Dated: _______________

[NAME OF SUBSIDIARY]

By:________________________
Name:
Title:

EXHIBIT A
to
PLEDGE AGREEMENT
dated as of July 2, 2001

Form of Pledge Supplement

Reference is hereby made to the Pledge Agreement (the "Pledge Agreement") dated as of the 2nd day of July, 2001, by and between STEINER LEISURE LIMITED, a company organized under the laws of The Commonwealth of The Bahamas, Steiner U.S. Holdings, Inc., a Florida corporation, Steiner Education Group, Inc., a Florida corporation, and Steiner Beauty Products, Inc., a Florida corporation (each a "Pledgor" and collectively, the "Pledgors") and ABN AMRO BANK N.V., as contractual representative (the "Administrative Agent") for itself and for the "Holders of Secured Obligations" under (and as defined in) the Credit Agreement, whereby each Pledgor has pledged certain equity interests of the Material Subsidiaries of Steiner Leisure Limited as collateral to the Administrative Agent, for the ratable benefit of the Holders of Secured Obligations, as more fully described in the Pledge Agreement. This Supplement is a "Pledge Supplement" as defined in the Pledge Agreement and is, together with the acknowledgments, certificates and Powers delivered herewith, subject in all respects to the terms and provisions of the Pledge Agreement. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Pledge Agreement.

By its execution below, each Pledgor hereby agrees that (i) the capital stock of the corporations listed on the Schedule I hereto shall be pledged to the Administrative Agent as additional collateral pursuant to Section 1 of the Pledge Agreement, (ii) such property shall be considered Pledged Stock under the Pledge Agreement and be a part of the Pledged Collateral pursuant to Section 1.1 of the Pledge Agreement, and (iii) each such corporation listed on Schedule I hereto shall be considered a Pledged Subsidiary for purposes of the Pledge Agreement.

By its execution below, each Pledgor represents and warrants that it has full corporate power and authority to execute this Pledge Supplement and that the representations and warranties contained in Section 5 of the Pledge Agreement are true and correct in all respects as of the date hereof and after taking into account the pledge of the additional Pledged Stock relating hereto.

IN WITNESS WHEREOF, each Pledgor has executed and delivered this Pledge Supplement to the Pledge Agreement as of this __________ day of _________, ____.

[_________________________]

By:__________________________
Its:

SCHEDULE I
TO
PLEDGE SUPPLEMENT

Additional Pledged Stock

Name of Pledgor	Pledged Subsidiary Name	Jurisdiction of Organization	Equity Interests owned by Pledgor subject to Pledge	Certificate Number, if any	Percentage of Equity Interests owned by Pledgor and subject to Pledge

ACKNOWLEDGMENT
TO
PLEDGE SUPPLEMENT

The undersigned hereby acknowledges receipt of a copy of the foregoing Pledge Supplement together with a copy of the Pledge Agreement, to the extent required by applicable law agrees promptly to note on its books the security interests granted under such Pledge Agreement, and waives any rights or requirement at any time hereafter to receive a copy of such Pledge Agreement in connection with the registration of any Pledged Collateral in the name of the Administrative Agent or its nominee or the exercise of voting rights by the Administrative Agent or its nominee.

[NAME[S] OF ADDITIONAL PLEDGED SUBSIDIARY[IES]]

By:________________________
Name:
Title:

EXHIBIT B
to
PLEDGE AGREEMENT
dated as of July 2, 2001

Form of Stock Power

STOCK POWER

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer to ______________________________ _____ Shares of Common Stock of ____________, a __________ corporation, represented by Certificate No. __ (the "Stock"), standing in the name of the undersigned on the books of said corporation and does hereby irrevocably constitute and appoint ____________________________________ as the undersigned's true and lawful attorney, for it and in its name and stead, to sell, assign and transfer all or any of the Stock, and for that purpose to make and execute all necessary acts of assignment and transfer thereof; and to substitute one or more persons with like full power, hereby ratifying and confirming all that said attorney or substitute or substitutes shall lawfully do by virtue hereof.

Dated: _______________

[NAME OF SUBSIDIARY]

By:________________________
Name:
Title:

BAHAMIAN PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (the "Pledge Agreement"), dated as of July 2, 2001, is entered into by and between STEINER LEISURE LIMITED, a company organized under the laws of The Commonwealth of The Bahamas, (the "Pledgor") and ABN AMRO BANK N.V., as contractual representative (the "Administrative Agent") for itself and for the "Holders of Secured Obligations" under (and as defined in) the Credit Agreement defined below. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Credit Agreement (as defined below).

WITNESSETH:

WHEREAS, Steiner Leisure Limited (in such capacity, the "Borrower"), the financial institutions from time to time parties thereto as lenders (the "Lenders"), the Administrative Agent, SunTrust Bank, as Syndication Agent and BankUnited, FSB, as Documentation Agent have entered into that certain Credit Agreement, dated as of July 2, 2001 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), pursuant to which the Lenders have agreed, subject to certain conditions precedent, to make loans and other financial accommodations to the Borrower from time to time;

WHEREAS, the Pledgor will benefit directly or indirectly from the loans and other financial accommodations made to the Borrower under the Credit Agreement;

WHEREAS, Schedule I hereto sets forth the Material Subsidiaries of the Borrower organized under the laws of the Bahamas (the "Initial Pledged Subsidiaries");

WHEREAS, the Pledgor may from time to time execute and deliver to the Administrative Agent a supplement to this Pledge Agreement substantially in the form of Exhibit A hereto (each such supplement, a "Pledge Supplement") setting forth additional Material Subsidiaries of the Borrower organized under the laws of the Bahamas (the "Additional Pledged Subsidiaries") (the Initial Pledged Subsidiaries and the Additional Pledged Subsidiaries, collectively referred to herein as the "Pledged Subsidiaries"); and

WHEREAS, the Administrative Agent and the Lenders have required, as a condition to their entering into the Credit Agreement, that the Pledgor execute and deliver this Pledge Agreement;

NOW, THEREFORE, for and in consideration of the foregoing and of any financial accommodations or extensions of credit (including, without limitation, any loan or advance by renewal, refinancing or extension of the agreements described hereinabove or otherwise) heretofore, now or hereafter made to or for the benefit of the Borrower pursuant to the Credit Agreement or any other agreement, instrument or document executed pursuant to or in connection therewith, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor and the Administrative Agent hereby agree as follows:

SECTION 1. Pledge. The Pledgor hereby pledges to the Agent, for the benefit of the Agent and the Holders of Secured Obligations, and grants to the Administrative Agent for the benefit of the Administrative Agent and the Holders of Secured Obligations, a security interest in, the collateral described in subsections (a) through (c) below (collectively, the "Pledged Collateral"):

(a) (i) The shares of the Capital Units of the Pledged Subsidiaries, now or at any time or times hereafter owned by the Pledgor (such units being identified on Schedule I attached hereto or on any Schedule I attached to any applicable Pledge Supplement), and the certificates, if any, representing the shares of such Capital Units, all options and warrants for the purchase of shares of the Capital Units of such Pledged Subsidiaries now or hereafter held in the name of the Pledgor (all of said Capital Units, options and warrants and all Capital Units held in the name of the Pledgor as a result of the exercise of such options or warrants being hereinafter collectively referred to as the "Pledged Stock"), herewith, or from time to time, delivered to the Administrative Agent accompanied by stock powers in the form of Exhibit B attached hereto and made a part hereof (the "Powers") duly executed in blank, and all dividends, cash, instruments, investment property and other property from time to time received, receivable or otherwise distributed in respect of, or in exchange for, any or all of the Pledged Stock.

(ii) All additional shares of Capital Units of the Pledged Subsidiaries described in Section 1(a)(i) above from time to time acquired by the Pledgor in any manner, and the certificates, if any, which shall be delivered to the Administrative Agent, representing such additional Capital Units (any such additional Capital Units shall constitute part of the Pledged Stock and the Administrative Agent is irrevocably authorized to unilaterally amend Schedule I hereto or on any Schedule I to any applicable Pledge Supplement to reflect such additional Capital Units), and all options, warrants, dividends, cash, instruments, investment property and other rights and options from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares.

(b) Other Property. The property and interests in property described in Section 3 below.

(c) Proceeds. All proceeds of the collateral described in subsections (a) and (b) above.

SECTION 2. Security for Obligations. The Pledged Collateral secures the prompt payment, performance and observance of the Secured Obligations.

SECTION 3. Pledged Collateral Adjustments. If, during the term of this Pledge Agreement:

(a) Any dividend (other than a cash dividend), reclassification, readjustment or other change is declared or made in the capital structure of any of the Pledged Subsidiaries, or any option included within the Pledged Collateral is exercised, or both, or

(b) Any subscription warrants or any other rights or options shall be issued in connection with the Pledged Collateral, then all new, substituted and additional membership or partnership interests, certificates, shares, warrants, rights, options, investment property or other securities, issued by reason of any of the foregoing, shall be immediately delivered to and held by the Administrative Agent under the terms of this Pledge Agreement and shall constitute Pledged Collateral hereunder; provided, however, that nothing contained in this Section 3 shall be deemed to permit any distribution or stock dividend, issuance of additional membership or partnership interests or stock, warrants, rights or options, reclassification, readjustment or other change in the capital structure of any Pledged Subsidiary which is not expressly permitted by the Credit Agreement.

SECTION 4. Subsequent Changes Affecting Pledged Collateral. The Pledgor represents and warrants that it has made its own arrangements for keeping itself informed of changes or potential changes affecting the Pledged Collateral (including, but not limited to, rights to convert, rights to subscribe, payment of dividends, cash distributions or other distributions reorganization or other exchanges, tender offers and voting rights), and the Pledgor agrees that neither the Administrative Agent nor any of the Holders of Secured Obligations shall have any obligation to inform the Pledgor of any such changes or potential changes or to take any action or omit to take any action with respect thereto. The Administrative Agent may, after the occurrence of a Default, without notice and at its option, transfer or register the Pledged Collateral or any part thereof into its or its nominee's name with or without any indication that such Pledged Collateral is subject to the security interest hereunder. In addition, the Administrative Agent may after the occurrence of a Default exchange certificates or instruments representing or evidencing Pledged Shares, for certificates or instruments of smaller or larger denominations.

SECTION 5. Representations and Warranties. The Pledgor represents and warrants as follows:

(a) The Pledgor is the sole legal and beneficial owner of the percentage of the issued and outstanding Capital Units of each of the Pledged Subsidiaries set forth opposite the name of such Pledged Subsidiary on Schedule I hereto, free and clear of any Lien except for the Liens in favor of the Administrative Agent;

(b) The Pledgor has full corporate power and authority to enter into this Pledge Agreement;

(c) There are no restrictions upon the voting rights associated with any of the Pledged Collateral;

(d) The Pledgor owns the Pledged Collateral free and clear of any pledge, mortgage, hypothecation, lien, charge, encumbrance or any security interest therein, except for the Liens granted to the Administrative Agent and the Holders of Secured Obligations;

(e) The pledge of the Pledged Collateral does not violate (i) the memoranda and articles of association (or comparable constituent, organizational or governing documents) of the Pledged Subsidiaries, or any indenture, mortgage, bank loan or credit agreement to which the Pledgor or any of the Pledged Subsidiaries is a party or by which any of their respective properties or assets may be bound; or (ii) any encumbrance of such Pledged Collateral;

(f) The Pledgor agrees to execute and file financing statements pursuant to the Uniform Commercial Code as the Administrative Agent may request to perfect the security interest granted hereby;

(g) No authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body that has not been obtained is required either (i) for the pledge of the Pledged Collateral pursuant to this Pledge Agreement or for the execution, delivery or performance of this Pledge Agreement by the Pledgor (except for the filing of financing statements contemplated by Section 5(f) hereof) or (ii) for the exercise by the Administrative Agent of the voting or other rights provided for in this Pledge Agreement or the remedies in respect of the Pledged Collateral pursuant to this Pledge Agreement (except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally);

(h) Upon delivery of each of the certificates representing the Pledged Collateral and corresponding stock powers executed in blank, the pledge of the Pledged Collateral pursuant to this Pledge Agreement will create a valid and perfected first priority security interest in the Pledged Collateral, in favor of the Administrative Agent for the benefit of the Administrative Agent and the Holders of Secured Obligations, securing the payment and performance of the Secured Obligations;

(i) The Powers are duly executed and give the Administrative Agent the authority they purport to confer; and

(j) The Pledgor has no obligation to make further capital contributions or make any other payments to the Pledged Subsidiaries with respect to its interest therein.

SECTION 6. Voting Rights. During the term of this Pledge Agreement, and except as provided in this Section 6 below, the Pledgor shall have the right to vote the Pledged Stock on all governing questions in a manner not inconsistent with the terms of this Pledge Agreement, the Credit Agreement and any other agreement, instrument or document executed pursuant thereto or in connection therewith. After the occurrence of a Default, the Administrative Agent or the Administrative Agent's nominee may, at the Administrative Agent's or such nominee's option and following written notice from the Administrative Agent to the Pledgor, exercise all voting powers pertaining to the Pledged Collateral, including the right to take action by shareholder consent and as such exercise, or direct the Pledgor as to the exercise of all voting, consent, managerial, election and other rights to the applicable Pledged Collateral and exercise, or direct the Pledgor as to the exercise of any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to the applicable Pledged Collateral, as if the Administrative Agent were the absolute owner thereof, all without liability except to account for property actually received by it, but the Administrative Agent shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure so to do or delay in so doing. Such authorization shall constitute an irrevocable voting proxy from the Pledgor to the Administrative Agent or, at the Administrative Agent's option, to the Administrative Agent's nominee.

SECTION 7. Dividends and Other Distributions.

(a) So long as no Default shall have occurred and is continuing:

(i) The Pledgor shall be entitled to receive and retain any and all dividends, cash distributions and interest paid in respect of the Pledged Collateral to the extent such distributions are not prohibited by the Credit Agreement, provided, however, that any and all

(A) distributions, dividends and interest paid or payable other than in cash with respect to, and instruments and other property received, receivable or otherwise distributed with respect to, or in exchange for, any of the Pledged Collateral;

(B) dividends and other distributions paid or payable in cash with respect to any of the Pledged Collateral on account of a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus; and

(C) cash paid, payable or otherwise distributed with respect to principal of, or in redemption of, or in exchange for, any of the Pledged Collateral;

shall be Pledged Collateral, and shall be forthwith delivered to the Administrative Agent to hold, for the benefit of the Administrative Agent and the Holders of Secured Obligations, as Pledged Collateral and shall, if received by the Pledgor, be received in trust for the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, be segregated from the other property or funds of the Pledgor, and be delivered immediately to the Administrative Agent as Pledged Collateral in the same form as so received (with any necessary endorsement); and

(ii) The Administrative Agent shall execute and deliver (or cause to be executed and delivered) to the Pledgor all such proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to receive the dividends or interest payments which it is authorized to receive and retain pursuant to clause (i) above.

(b) After the occurrence and during the continuance of a Default:

(i) All rights of the Pledgor to receive the dividends, distributions and interest payments which it would otherwise be authorized to receive and retain pursuant to Section 7(a)(i) hereof shall cease, and all such rights shall thereupon become vested in the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, which shall thereupon have the sole right to receive and hold as Pledged Collateral such dividends, distributions and interest payments;

(ii) All dividends, distributions and interest payments which are received by the Pledgor contrary to the provisions of clause (i) of this Section 7(b) shall be received in trust for the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, shall be segregated from other funds of the Pledgor and shall be paid over immediately to the Administrative Agent as Pledged Collateral in the same form as so received (with any necessary endorsements);

(iii) The Pledgor shall, upon the request of the Administrative Agent, at the Pledgor's expense, do or cause to be done all such other acts and things as may be necessary to make such sale of the Pledged Collateral or any part thereof valid and binding pursuant to any exemption from the registration requirements of any applicable securities law, and otherwise in compliance with applicable law.

The Pledgor will reimburse the Administrative Agent and/or the Holders of Secured Obligations for all expenses incurred by the Administrative Agent and/or the Holders of Secured Obligations, including, without limitation, reasonable attorneys' and accountants' fees and expenses in connection with the foregoing.

SECTION 8. Transfers and Other Liens. The Pledgor agrees that it will not (a) sell or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral without the prior written consent of the Administrative Agent, except as permitted under the Credit Agreement, or (b) create or permit to exist any Lien upon or with respect to any of the Pledged Collateral, except for the security interests under this Pledge Agreement.

SECTION 9. Remedies.

(a) The Administrative Agent shall have, in addition to any other rights given under this Pledge Agreement or by law, all of the rights and remedies with respect to the Pledged Collateral of a secured party under the Uniform Commercial Code as in effect in the State of Illinois. Upon the occurrence and during the continuance of a Default, and upon written notice by the Administrative Agent to the Pledgor, the Administrative Agent (personally or through an agent) is hereby authorized and empowered to transfer and register in its name or in the name of its nominee the whole or any part of the Pledged Collateral, to exercise all voting rights with respect thereto, to collect and receive all cash dividends or distributions and other distributions made thereon, and to otherwise act with respect to the Pledged Collateral as though the Administrative Agent were the outright owner thereof. The Pledgor hereby irrevocably constitutes and appoints the Administrative Agent as the proxy and attorney-in-fact of the Pledgor, with full power of substitution to do so, provided, however, that the Administrative Agent shall have no duty to exercise any such right or to preserve the same and shall not be liable for any failure to do so or for any delay in doing so; provided, further, however that the Administrative Agent agrees to exercise such proxy and powers only so long as a Default shall have occurred and is continuing and following written notice thereof. In addition, after the occurrence of a Default, the Administrative Agent shall have such powers of sale and other powers as may be conferred by applicable law. With respect to the Pledged Collateral or any part thereof which shall then be in or shall thereafter come into the possession or custody of the Administrative Agent or which the Administrative Agent shall otherwise have the ability to transfer under applicable law, the Administrative Agent may, in its sole discretion, without notice except as specified below, after the occurrence of a Default, sell or cause the same to be sold at any exchange, broker's board or at public or private sale, in one or more sales or lots, at such price as the Administrative Agent may deem best, for cash or on credit or for future delivery, without assumption of any credit risk, and the purchaser of any or all of the Pledged Collateral so sold shall thereafter own the same, absolutely free from any claim, encumbrance or right of any kind whatsoever. The Administrative Agent and each of the Holders of Secured Obligations may, in its own name, or in the name of a designee or nominee, buy the Pledged

Collateral at any public sale and, if permitted by applicable law, buy the Pledged Collateral at any private sale. The Pledgor will pay to the Administrative Agent all reasonable expenses (including, without limitation, court costs and reasonable attorneys' and paralegals' fees and expenses) of, or incidental to, the enforcement of any of the provisions hereof. The Administrative Agent agrees to distribute any proceeds of the sale of the Pledged Collateral in accordance with the Credit Agreement and the Pledgor shall remain liable for any deficiency following the sale of the Pledged Collateral.

(b) Unless any of the Pledged Collateral threatens to decline speedily in value or is or becomes of a type sold on a recognized market, the Administrative Agent will give the Pledgor reasonable notice of the time and place of any public sale thereof, or of the time after which any private sale or other intended disposition is to be made. Any sale of the Pledged Collateral conducted in conformity with reasonable commercial practices of banks, commercial finance companies, insurance companies or other financial institutions disposing of property similar to the Pledged Collateral shall be deemed to be commercially reasonable. Notwithstanding any provision to the contrary contained herein, the Pledgor agrees that any requirements of reasonable notice shall be met if such notice is received by the Pledgor as provided in Section 21 below at least ten (10) Business Days before the time of the sale or disposition; provided, however, that Administrative Agent may give any shorter notice that is commercially reasonable under the circumstances. Any other requirement of notice, demand or advertisement for sale is waived, to the extent permitted by law.

(c) In view of the fact that there may be laws that impose certain restrictions on the method by which a sale of the Pledged Collateral may be effected after a Default, the Pledgor agrees that after the occurrence of a Default, the Administrative Agent may, from time to time, attempt to sell all or any part of the Pledged Collateral by means of a private placement restricting the bidders and prospective purchasers to those who are qualified and will represent and agree that they are purchasing for investment only and not for distribution. In so doing, the Administrative Agent may solicit offers to buy the Pledged Collateral, or any part of it, from a limited number of investors deemed by the Administrative Agent, in its reasonable judgment, to be financially responsible parties who might be interested in purchasing the Pledged Collateral. If the Administrative Agent solicits such offers from not less than four (4) such investors, then the acceptance by the Administrative Agent of the highest offer obtained therefrom shall be deemed to be a commercially reasonable method of disposing of such Pledged Collateral; provided, however, that this Section 9 does not impose a requirement that the Administrative Agent solicit offers from four or more investors in order for the sale to be commercially reasonable.

(d) Sections 19 and 22 of The Conveyancing Law of Property Act of The Commonwealth of The Bahamas shall not apply to this agreement.

SECTION 10. Administrative Agent Appointed Attorney-in-Fact. The Pledgor hereby appoints the Administrative Agent its attorney-in-fact, coupled with an interest, with full authority, in the name of the Pledgor or otherwise, from time to time in the Administrative Agent's sole discretion, to take any action and to execute any instrument which the Administrative Agent may deem necessary or advisable to accomplish the purposes of this Pledge Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend, distribution, interest payment or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same and to arrange for the transfer of all or any part of the Pledged Collateral on the books of the Pledged Subsidiaries to the name of the Administrative Agent or the Administrative Agent's nominee; provided, however that the Administrative Agent agrees to exercise such powers only so long as a Default shall have occurred and is continuing.

SECTION 11. Waivers.

(a) The Pledgor waives presentment and demand for payment of any of the Secured Obligations, protest and notice of dishonor or Default with respect to any of the Secured Obligations and all other notices to which the Pledgor might otherwise be entitled except as otherwise expressly provided herein or in the Credit Agreement.

(b) The Pledgor hereby expressly waives, to the fullest extent permitted by law, the benefits of any law purporting to allow a guarantor to revoke a continuing guaranty or pledge with respect to any transactions occurring after the date of the guaranty or pledge. If, notwithstanding the foregoing, the Pledgor shall have any right under applicable law to terminate or revoke its pledge, the Pledgor agrees that such termination or revocation shall not be effective until a written notice of such revocation or termination, specifically referring hereto, signed by the Pledgor, is actually received by the Administrative Agent. Such notice shall not affect the right and power of any Holder of Secured Obligations or the Administrative Agent to enforce rights arising prior to receipt thereof by the Administrative Agent.

SECTION 12. Term. This Pledge Agreement shall remain in full force and effect until the Secured Obligations have been fully and indefeasibly paid in cash and the Credit Agreement has terminated pursuant to its terms. Upon the termination of this Pledge Agreement as provided above (other than as a result of the sale of the Pledged Collateral), the Administrative Agent will release the security interest created hereunder and, if it then has possession of the Pledged Stock, will deliver the Pledged Stock and the Powers to the Pledgor.

SECTION 13. Definitions. The singular shall include the plural and vice versa and any gender shall include any other gender as the context may require.

SECTION 14. Successors and Assigns. This Pledge Agreement shall be binding upon and inure to the benefit of the Pledgor, the Administrative Agent, for the benefit of itself and the Holders of Secured Obligations, and their respective successors and assigns. The Pledgor's successors and assigns shall include, without limitation, receivers, trustees or debtors-in-possession of or for the Pledgor.

SECTION 15. GOVERNING LAW. THIS PLEDGE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF THE BAHAMAS. ANY DISPUTE BETWEEN THE PLEDGOR AND THE ADMINISTRATIVE AGENT OR ANY LENDER, OR ANY OTHER HOLDER OF SECURED OBLIGATIONS ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS PLEDGE AGREEMENT, AND WHETHER ARISING IN

CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF THE BAHAMAS.

SECTION 16. TRIAL. CONSENT TO JURISDICTION; SERVICE OF PROCESS; JURY

(a) EXCLUSIVE JURISDICTION. EXCEPT AS PROVIDED IN SUBSECTION (b), EACH OF THE PARTIES HERETO AGREES THAT ALL DISPUTES AMONG THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED EXCLUSIVELY BY THE SUPREME COURT OF THE COMMONWEALTH OF THE BAHAMAS. EACH OF THE PARTIES HERETO WAIVES IN ALL DISPUTES BROUGHT PURSUANT TO THIS SUBSECTION (a) ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

(b) OTHER JURISDICTIONS. THE PLEDGOR AGREES THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY OTHER HOLDER OF SECURED OBLIGATIONS SHALL HAVE THE RIGHT TO PROCEED AGAINST THE PLEDGOR OR ITS RESPECTIVE PROPERTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PERSON TO (1) OBTAIN PERSONAL JURISDICTION OVER THE PLEDGOR OR (2) REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE SECURED OBLIGATIONS, OR (3) IN ORDER TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PERSON. THE PLEDGOR AGREES THAT IT WILL NOT ASSERT ANY COUNTERCLAIMS (UNLESS COMPULSORY) IN ANY PROCEEDING BROUGHT BY SUCH PERSON TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF SUCH PERSON. THE PLEDGOR WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH SUCH PERSON HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION (b).

(c) VENUE. THE LENDERS AND THE PLEDGOR IRREVOCABLY WAIVES ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION OF THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH IN ANY JURISDICTION SET FORTH ABOVE.

(d) THE PLEDGOR WAIVES PERSONAL SERVICE OF ANY PROCESS UPON IT AND IRREVOCABLY APPOINTS HARRY B. SANDS LOBOSKY AND COMPANY, WITH OFFICES AT SHIRLEY HOUSE, SHIRLEY STREET, NASSAU, BAHAMAS, AS THE PLEDGOR'S AGENT FOR THE PURPOSE OF ACCEPTING ANY WRITS, SERVICE OF PROCESS OR SUMMONSES ISSUED BY ANY COURT. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF THE ADMINISTRATIVE AGENT OR THE HOLDERS OF SECURED OBLIGATIONS TO SERVE ANY SUCH

WRITS, PROCESS OR SUMMONSES IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(f) WAIVER OF BOND. THE PLEDGOR WAIVES THE POSTING OF ANY BOND OTHERWISE REQUIRED OF ANY PARTY HERETO IN CONNECTION WITH ANY JUDICIAL PROCESS OR PROCEEDING TO REALIZE ON THE COLLATERAL, ENFORCE ANY JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PARTY, OR TO ENFORCE BY SPECIFIC PERFORMANCE, TEMPORARY RESTRAINING ORDER, PRELIMINARY OR PERMANENT INJUNCTION, THIS PLEDGE AGREEMENT OR ANY OTHER LOAN DOCUMENT.

(g) ADVICE OF COUNSEL. EACH OF THE PARTIES REPRESENTS TO EACH OTHER PARTY HERETO THAT IT HAS DISCUSSED THIS AGREEMENT AND, SPECIFICALLY, THE PROVISIONS OF THIS SECTION 16, WITH ITS COUNSEL.

SECTION 17. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Pledge Agreement. In the event an ambiguity or question of intent or interpretation arises, this Pledge Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Pledge Agreement.

SECTION 18. Severability. Whenever possible, each provision of this Pledge Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but, if any provision of this Pledge Agreement shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Pledge Agreement.

SECTION 19. Further Assurances. The Pledgor agrees that it will cooperate with the Administrative Agent and will execute and deliver, or cause to be executed and delivered, all such other stock powers, proxies, instruments and documents, and will take all such other actions, including, without limitation, the execution and filing of financing statements, as the

Administrative Agent may reasonably request from time to time in order to carry out the provisions and purposes of this Pledge Agreement.

SECTION 20. The Administrative Agent's Duty of Care. The Administrative Agent shall not be liable for any acts, omissions, errors of judgment or mistakes of fact or law including, without limitation, acts, omissions, errors or mistakes with respect to the Pledged Collateral, except for those arising out of or in connection with the Administrative Agent's (i) Gross Negligence or willful misconduct, or (ii) failure to use reasonable care with respect to the safe custody of the Pledged Collateral in the Administrative Agent's possession. Without limiting the generality of the foregoing, the Administrative Agent shall be under no obligation to take any steps necessary to preserve rights in the Pledged Collateral against any other parties but may do so at its option. All expenses incurred in connection therewith shall be for the sole account of the Pledgor, and shall constitute part of the Secured Obligations secured hereby.

SECTION 21. Notices. All notices and other communications required or desired to be served, given or delivered hereunder shall be given in the manner and to the addresses set forth in the Credit Agreement.

SECTION 22. Amendments, Waivers and Consents. No amendment or waiver of any provision of this Pledge Agreement nor consent to any departure by the Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Administrative Agent pursuant to the terms of the Credit Agreement, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 23. Section Headings. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

SECTION 24. Execution in Counterparts. This Pledge Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which shall together constitute one and the same agreement.

SECTION 25. Merger. This Pledge Agreement and the other Loan Documents embody the final and entire agreement and understanding among the Pledgor, the Administrative Agent and the Holders of Secured Obligations and supersede all prior agreements and understandings among the Pledgor, the Administrative Agent and the Holders of Secured Obligations relating to the subject matter thereof. This Pledge Agreement and the other Loan Documents may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties hereto.

IN WITNESS WHEREOF, the Pledgor and the Administrative Agent have executed this Pledge Agreement as of the date set forth above.

STEINER LEISURE LIMITED

By: */s/* Carl S. St. Philip_____________
Name: Carl S. St. Philip
Title: Vice President

ABN AMRO BANK N.V., as Administrative Agent for itself and the Lenders

By: */s/* Thomas A. Kramer
Name: Thomas A. Kramer
Title: Senior Vice President

By: */s/* Joseph P. Lynch
Name: Joseph P. Lynch
Title: Vice President

<u>ACKNOWLEDGMENT</u>

The undersigned hereby acknowledges receipt of a copy of the foregoing Pledge Agreement, to the extent required by applicable law agrees promptly to note on its books the security interests granted under such Pledge Agreement, and waives any rights or requirement at any time hereafter to receive a copy of such Pledge Agreement in connection with the registration of any Pledged Collateral in the name of the Administrative Agent or its nominee or the exercise of voting rights by the Administrative Agent or its nominee.

STEINER TRANSOCEAN LIMITED

By: */s/* Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

COSMETICS LIMITED

By: */s/* Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

STEINER SPA ASIA LIMITED

By: */s/* Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

STEINER SPA LIMITED

By: */s/* Carl S. St. Philip
Name: Carl S. St. Philip
Title: Vice President

SCHEDULE I
to
PLEDGE AGREEMENT
dated as of July 2, 2001

PLEDGED SUBSIDIARIES

Name of Pledgor	Pledged Subsidiary Name	Jurisdiction of Organization	Equity Interests owned by Pledgor subject to Pledge	Certificate Number, if any	Percentage of Equity Interests owned by Pledgor and subject to Pledge
Steiner Leisure Limited	Steiner U.S. Holdings, Inc.	Florida	1,000 shares common stock	1	100%/100%
Steiner U.S. Holdings, Inc.	Steiner Education Group, Inc.	Florida	85,000 shares common stock	1	100%/100%
Steiner U.S. Holdings, Inc.	Steiner Management Services, LLC	Florida	Membership Interests	N/A	99%/99%
Steiner U.S. Holdings, Inc.	Steiner Beauty Products, Inc.	Florida	100 shares common stock	4	100%/100%
Steiner U.S. Holdings, Inc.	Greenhouse Day Spa Group, Inc.	Florida	1,000 shares common stock	1	100%/100%
Steiner Education Group, Inc.	Mid-Atlantic Massage Therapy, Inc.	Florida	1,000 shares common stock	1	100%/100%
Steiner Education Group, Inc.	FCNH, Inc.	Florida	1,000 shares common stock	1	100%/100%
Steiner Beauty Products, Inc.	Steiner Management Services, LLC	Florida	Membership Interests	N/A	1%/1%

EXHIBIT A
to
PLEDGE AGREEMENT
dated as of July 2, 2001

Form of Pledge Supplement

Reference is hereby made to the Pledge Agreement (the "Pledge Agreement") dated as of the 2nd day of July, 2001, by and between STEINER LEISURE LIMITED, a company organized under the laws of The Commonwealth of The Bahamas, (the "Pledgor") and ABN AMRO BANK N.V., as contractual representative (the "Administrative Agent") for itself and for the "Holders of Secured Obligations" under (and as defined in) the Credit Agreement, whereby the Pledgor has pledged certain equity interests of the Material Subsidiaries of the Pledgor as collateral to the Administrative Agent, for the ratable benefit of the Holders of Secured Obligations, as more fully described in the Pledge Agreement. This Supplement is a "Pledge Supplement" as defined in the Pledge Agreement and is, together with the acknowledgments, certificates and Powers delivered herewith, subject in all respects to the terms and provisions of the Pledge Agreement. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Pledge Agreement.

By its execution below, the Pledgor hereby agrees that (i) the capital stock of the corporations listed on the Schedule I hereto shall be pledged to the Administrative Agent as additional collateral pursuant to Section 1 of the Pledge Agreement, (ii) such property shall be considered Pledged Stock under the Pledge Agreement and be a part of the Pledged Collateral pursuant to Section 1.1 of the Pledge Agreement, and (iii) each such corporation listed on Schedule I hereto shall be considered a Pledged Subsidiary for purposes of the Pledge Agreement.

By its execution below, the Pledgor represents and warrants that it has full corporate power and authority to execute this Pledge Supplement and that the representations and warranties contained in Section 5 of the Pledge Agreement are true and correct in all respects as of the date hereof and after taking into account the pledge of the additional Pledged Stock relating hereto.

IN WITNESS WHEREOF, the Pledgor has executed and delivered this Pledge Supplement to the Pledge Agreement as of this __________ day of _________, ____.

[_________________________]

By:__________________________
Its:

SCHEDULE I
TO
PLEDGE SUPPLEMENT

Additional Pledged Stock

Name of Pledgor	Pledged Subsidiary Name	Jurisdiction of Organization	Equity Interests owned by Pledgor subject to Pledge	Certificate Number, if any	Percentage of Equity Interests owned by Pledgor and subject to Pledge
					/
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					/
					/
					/
					/
					/
					/
					/
					/
					/
					/
					/
					/

ACKNOWLEDGMENT
TO
PLEDGE SUPPLEMENT

The undersigned hereby acknowledges receipt of a copy of the foregoing Pledge Supplement together with a copy of the Pledge Agreement, to the extent required by applicable law agrees promptly to note on its books the security interests granted under such Pledge Agreement, and waives any rights or requirement at any time hereafter to receive a copy of such Pledge Agreement in connection with the registration of any Pledged Collateral in the name of the Administrative Agent or its nominee or the exercise of voting rights by the Administrative Agent or its nominee.

[NAME[S] OF ADDITIONAL PLEDGED SUBSIDIARY[IES]]

By:_________________________
Name:
Title:

EXHIBIT B
to
PLEDGE AGREEMENT
dated as of July 2, 2001

Form of Stock Power

STOCK POWER

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer to ______________________________ _____ [Ordinary Shares] of ____________, a __________ corporation, represented by Certificate No. __ (the "Shares"), standing in the name of the undersigned on the books of said corporation and does hereby irrevocably constitute and appoint ____________________________________ as the undersigned's true and lawful attorney, for it and in its name and stead, to sell, assign and transfer all or any of the Stock, and for that purpose to make and execute all necessary acts of assignment and transfer thereof; and to substitute one or more persons with like full power, hereby ratifying and confirming all that said attorney or substitute or substitutes shall lawfully do by virtue hereof.

Dated: _______________

STEINER LEISURE LIMITED

By:________________________
Name:
Title:

FORM OF STOCK POWER

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer to _______________________________ _____ [Ordinary Shares] of ___________, a _____________ corporation, represented by Certificate No. __ (the "Shares"), standing in the name of the undersigned on the books of said corporation and does hereby irrevocably constitute and appoint _____________________________________ as the undersigned's true and lawful attorney, for it and in its name and stead, to sell, assign and transfer all or any of the Stock, and for that purpose to make and execute all necessary acts of assignment and transfer thereof; and to substitute one or more persons with like full power, hereby ratifying and confirming all that said attorney or substitute or substitutes shall lawfully do by virtue hereof.

Dated: ________________

STEINER LEISURE LIMITED

By:
Name:
Title:

EXHIBIT K-1

TO

CREDIT AGREEMENT

Form of Revolving Loan Note
[If Requested**]**

REVOLVING LOAN NOTE

[Chicago, Illinois**]**

[DATE**]**

FOR VALUE RECEIVED, the undersigned, STEINER LEISURE LIMITED, a company organized under the laws of The Commonwealth of The Bahamas (the "**Borrower**"), HEREBY UNCONDITIONALLY PROMISES TO PAY to the order of **[______________]** (the "**Lender**") the principal Dollar Amount of such Lender's "Revolving Loan Commitment" (as defined in the Credit Agreement referred to below) or, if less, the aggregate unpaid amount of all "Revolving Loans" (as defined in the Credit Agreement) made by the Lender to such Borrower pursuant to the "Credit Agreement" (as defined below), on the "Termination Date" (as such term is defined in the Credit Agreement) or on such earlier date as may be required by the terms of the Credit Agreement. Capitalized terms used herein and not otherwise defined herein are as defined in the Credit Agreement.

The undersigned Borrower promises to pay interest on the unpaid principal amount of each Revolving Loan made to it from the date of such Revolving Loan until such principal amount is paid in full at a rate or rates per annum determined in accordance with the terms of the Credit Agreement. Interest hereunder is due and payable at such times and on such dates as set forth in the Credit Agreement.

Both principal and interest are payable in Dollars or the applicable Agreed Currency to the Administrative Agent (as defined below), to such account as the Administrative Agent may designate, in same day funds. At the time of each Revolving Loan, and upon each payment or prepayment of principal of each Revolving Loan, the Lender shall make a notation either on the schedule attached hereto and made a part hereof, or in such Lender's own books and records, in each case specifying the amount of such Revolving Loan, the respective Interest Period thereof (in the case of Eurocurrency Rate Loans) or the amount of principal paid or prepaid with respect to such Revolving Loan, as applicable; provided that the failure of the Lender to make any such recordation or notation shall not affect the Obligations of the undersigned Borrower hereunder or under the Credit Agreement.

This Revolving Loan Note is one of the promissory notes referred to in, and is entitled to the benefits of, that certain Credit Agreement dated as of July 2, 2001 among the

Borrower, the institutions from time to time parties thereto as "Lenders", ABN AMRO Bank N.V. (the "**Administrative Agent**"), SunTrust Bank, as Syndication Agent, and BankUnited, FSB, as Documentation Agent (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Credit Agreement**"). The Credit Agreement, among other things, (i) provides for the making of Revolving Loans by the Lender to the Borrower under the Credit Agreement from time to time in an aggregate amount not to exceed at any time outstanding the Dollar Amount first above mentioned, the indebtedness of the Borrower resulting from each such Revolving Loan to it being evidenced by this Revolving Loan Note, and (ii) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayments of the principal hereof prior to the maturity hereof upon the terms and conditions therein specified.

Demand, presentment, protest and notice of nonpayment and protest are hereby waived by the Borrower.

Whenever in this Revolving Loan Note reference is made to the Administrative Agent, the Lender or the Borrower, such reference shall be deemed to include, as applicable, a reference to their respective successors and assigns. The provisions of this Revolving Loan Note shall be binding upon and shall inure to the benefit of said successors and assigns. The Borrower's successors and assigns shall include, without limitation, a receiver, trustee or debtor in possession of or for the Borrower.

This Revolving Loan Note shall be interpreted, and the rights and liabilities of the parties hereto determined, in accordance with the laws (including §735 ILCS 105/5-1 et seq. but otherwise without regard to the conflicts of laws provisions) of the State of Illinois.

STEINER LEISURE LIMITED

By: ____________________
Name:
Title:

SCHEDULE OF REVOLVING LOANS AND PAYMENTS OR PREPAYMENTS

Date	Amount of Loan	Type of Loan	Interest Period/ Rate	Amount of Principal Paid or Prepaid	Unpaid Principal Balance	Notation Made By

EXHIBIT K-2

TO

CREDIT AGREEMENT

Form of Term Loan Note

TERM LOAN NOTE

[Chicago, Illinois**]**
[DATE**]**

FOR VALUE RECEIVED, the undersigned, STEINER LEISURE LIMITED, a company organized under the laws of The Commonwealth of The Bahamas (the "**Borrower**"), HEREBY UNCONDITIONALLY PROMISES TO PAY to the order of **[______________________]** (the "**Lender**") the principal amount of such Lender's "Term Loan Commitment" (as defined in the Credit Agreement referred to below), such amount representing the original aggregate principal amount of such Lender's "Term Loan" (as defined in the Credit Agreement) made by the Lender to such Borrower pursuant to the "Credit Agreement" (as defined below). Capitalized terms used herein and not otherwise defined herein are as defined in the Credit Agreement.

Unless otherwise required to be paid sooner pursuant to the provisions of the Credit Agreement, the principal indebtedness evidenced hereby shall be payable in installments as set forth in the Credit Agreement with a final installment payable on the "Term Loan Termination Date" (as defined in the Credit Agreement).

The Borrower promises to pay interest on the unpaid principal amount of the Term Loan made to it from the date of such Term Loan until such principal amount is paid in full at a rate or rates per annum determined in accordance with the terms of the Credit Agreement. Interest hereunder is due and payable at such times and on such dates as set forth in the Credit Agreement.

Both principal and interest are payable in Dollars to the Administrative Agent (as defined below), to such account as the Administrative Agent may designate, in same day funds. On the Closing Date, and upon each payment or prepayment of principal of the Term Loan, the Lender shall make a notation either on the schedule attached hereto and made a part hereof, or in such Lender's own books and records, in each case specifying the amount of principal paid or prepaid with respect to such Term Loan or the respective Interest Period thereof (in the case of Eurocurrency Rate Loans), as applicable; <u>provided</u> that the failure of the Lender to make any such recordation or notation shall not affect the Obligations of the Borrower hereunder or under the Credit Agreement.

This Term Loan Note is entitled to the benefits of that certain Credit Agreement dated as of July 2, 2001 among the Borrower, the institutions from time to time parties thereto as

"Lenders", ABN AMRO Bank N.V. (the "**Administrative Agent**"), SunTrust Bank, as Syndication Agent, and BankUnited, FSB, as Documentation Agent (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Credit Agreement**"). The Credit Agreement, among other things, (i) provides for the making of a Term Loan by the Lender to the Borrower under the Credit Agreement in an aggregate amount not to exceed at any time outstanding amount first above mentioned, the indebtedness of the Borrower resulting from such Term Loan to it being evidenced by this Term Loan Note, and (ii) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayments of the principal hereof prior to the maturity hereof upon the terms and conditions therein specified.

Demand, presentment, protest and notice of nonpayment and protest are hereby waived by the Borrower.

Whenever in this Term Loan Note reference is made to the Administrative Agent, the Lender or the Borrower, such reference shall be deemed to include, as applicable, a reference to their respective successors and assigns. The provisions of this Term Loan Note shall be binding upon and shall inure to the benefit of said successors and assigns. The Borrower's successors and assigns shall include, without limitation, a receiver, trustee or debtor in possession of or for the Borrower.

This Term Loan Note shall be interpreted, and the rights and liabilities of the parties hereto determined, in accordance with the laws (including §735 ILCS 105/5-1 et seq. but otherwise without regard to the conflicts of laws provisions) of the State of Illinois.

STEINER LEISURE LIMITED

By:__________________________
Name:
Title:

SCHEDULE OF TERM LOAN AND PAYMENTS OR PREPAYMENTS

Date	Amount of Loan	Type of Loan	Interest Period/ Rate	Amount of Principal Paid or Prepaid	Unpaid Principal Balance	Notation Made By

{MI790231;1}

EXHIBIT L

TO

CREDIT AGREEMENT

Form of Security Agreement

SECURITY AGREEMENT

dated as of July 2, 2001

among

STEINER LEISURE LIMITED,

COSMETICS LIMITED,
STEINER TRANSOCEAN LIMITED,
STEINER SPA ASIA LIMITED,
STEINER SPA LIMITED,
FCNH, INC.,
GREENHOUSE DAY SPA GROUP, INC.,
STEINER BEAUTY PRODUCTS, INC.,
STEINER EDUCATION GROUP, INC.,
STEINER MANAGEMENT SERVICES, LLC,
STEINER SPA RESORTS (NEVADA), INC.,
STEINER U.S. HOLDINGS, INC.,
MID-ATLANTIC MASSAGE THERAPY, INC.

and

ABN AMRO BANK N.V.
as Administrative Agent

SECURITY AGREEMENT

THIS SECURITY AGREEMENT, dated as of July 2, 2001 is made by Steiner Leisure Limited, a company organized under the laws of the Bahamas ("Steiner"), Cosmetics Limited, a company organized under the laws of the Bahamas, Steiner Transocean Limited, a company organized under the laws of the Bahamas, Steiner Spa Asia Limited, a company organized under the laws of the Bahamas, Steiner Spa Limited, a company organized under the laws of the Bahamas, FCNH, Inc., a Florida corporation, Greenhouse Day Spa Group, Inc., a Florida corporation, Steiner Beauty Products, Inc., a Florida corporation, Steiner Education Group, Inc., a Florida corporation, Steiner Management Services, LLC, a Florida limited liability company, Steiner Spa Resorts (Nevada), Inc., a Florida corporation, Steiner U.S. Holdings, Inc., a Florida corporation, and Mid-Atlantic Massage Therapy, Inc., a Florida corporation (with each of their respective successors and assigns, including debtors-in-possession on behalf of each of the foregoing, collectively, the "Grantors"), in favor of ABN AMRO BANK N.V. (the "Administrative Agent") for its benefit and for the benefit of the "Holders of Secured Obligations" (as defined below).

PRELIMINARY STATEMENT

WHEREAS, Steiner, the institutions from time to time parties thereto as lenders (the "Lenders"), the Administrative Agent, SunTrust Bank, as Syndication Agent and BankUnited, FSB, as Documentation Agent have entered into a certain Credit Agreement dated as of July 2, 2001 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), providing for the making of advances, loans and other financial accommodations (including, without limitation, letters of credit) (all such loans, advances and other financial accommodations being hereinafter referred to collectively as the "Loans") to or for the benefit of the Grantors;

WHEREAS, it is a condition precedent to the making of any Loan under the Credit Agreement that the Grantors shall have granted the security interests contemplated by this Agreement;

NOW, THEREFORE, in consideration of the premises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Defined Terms. Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as therein defined, and the following terms shall have the following meanings (such meanings being equally applicable to both the singular and the plural forms of the terms defined):

"Agreement" shall mean this Security Agreement, as the same may from time to time be amended, restated, modified or supplemented, and shall refer to this Agreement as the same may be in effect at the time such reference becomes operative.

"Collateral" shall mean all property and interests and rights in property now owned or hereafter at any time acquired by any Grantor in or upon which a Lien is granted in favor of the Administrative Agent by such Grantor under this Agreement or any of the documents or agreements executed in connection herewith, including, without limitation, the property described in Section 2.

"Collection Account" shall mean any deposit account listed on *Schedule 4* hereof (i) that is maintained with ABN AMRO Bank N.V., in its capacity as Administrative Agent or otherwise, or (ii) with respect to which any Grantor has entered into a Collection Account Agreement substantially in the form of *Exhibit C* hereto, with such changes thereto as may be acceptable to the Administrative Agent, with the financial institution at which such deposit account is maintained.

"Credit Documents" means (a) the Credit Agreement and the "Loan Documents" (as defined in the Credit Agreement) and (b) any Hedging Agreements entered into with any Holder of Secured Obligations.

"Proceeds" shall mean whatever is receivable or received from or upon the sale, lease, license, collection, use, exchange or other disposition, whether voluntary or involuntary, of any Collateral, including "proceeds" as defined in the UCC, any and all proceeds of any insurance, indemnity, warranty or guaranty payable to or for the account of any Grantor from time to time with respect to any of the Collateral, any and all payments (in any form whatsoever) made or due and payable to any Grantor from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any Governmental Authority (or any Person acting under color of Governmental Authority), any and all other amounts from time to time paid or payable under or in connection with any of the Collateral or for or on account of any damage or injury to or conversion of any Collateral by any Person, any and all other tangible or intangible property received upon the sale or disposition of Collateral, and all proceeds of proceeds.

"UCC" shall mean the Uniform Commercial Code as the same may, from time to time, be in effect in the State of Illinois; provided, however, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of the Administrative Agent's and the Holders of Secured Obligations' security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of Illinois, the term "UCC" shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection or priority and for purposes of definitions related to such provisions. Any and all terms used in this Security Agreement which are defined in the UCC shall be construed and defined in accordance with the meaning and definition ascribed to such terms under the UCC, unless otherwise defined herein.

SECTION 2. Grant of Security. To secure the prompt and complete payment, observance and performance of the Secured Obligations, each Grantor hereby assigns and pledges to the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, and hereby grants to the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, a security interest in all of such Grantor's right, title and interest in and to the following, whether now owned or existing or hereafter arising or acquired and wheresoever located:

ACCOUNTS: All "accounts" of each Grantor, as such term is defined in the UCC, whether now owned or hereafter acquired or arising; each Grantor intends that the term "accounts", as used herein, be construed in its broadest sense, and such term shall include, without limitation, all present and future accounts, accounts receivable and other rights of such Grantor to payment for goods sold or leased or for services rendered (including, without limitation, health-care-insurance receivables, contract rights, and all other forms of monetary obligations owing to any Grantor, and all credit insurance, guaranties, or security therefor) (except those evidenced by instruments or chattel paper), whether now existing or hereafter arising and wherever arising, and whether or not they have been earned by performance (collectively, "Accounts");

BOOKS AND RECORDS: Any and all presently existing and hereafter acquired or created books and records of each Grantor, including all records (including maintenance and warranty records), ledgers, computer programs, disc or tape files, printouts, runs, and other computer prepared information indicating, summarizing, or evidencing the Collateral;

INVESTMENT PROPERTY: All of each Grantor's presently existing and hereafter acquired investment property, as defined in the UCC;

LETTER OF CREDIT RIGHTS: Any and all of each Grantor's presently existing and hereafter acquired letter of credit rights;

SUPPORTING OBLIGATIONS: Any and all of each Grantor's presently existing and hereafter acquired "supporting obligations", as defined in the UCC;

INVENTORY: All "inventory" of each Grantor, as defined in the UCC, whether now owned or hereafter acquired or arising; each Grantor intends that the term "inventory", as used herein, be construed in its broadest sense, and such term shall include, without limitation, all goods (including software embedded in such goods) now owned or hereafter acquired by such Grantor (wherever located, whether in the possession of such Grantor or of a bailee or other person for sale, storage, transit, processing, use or otherwise and whether consisting of whole goods, spare parts, components, supplies, materials, or consigned, returned or repossessed goods) which are held for sale or lease, which are to be furnished (or have been furnished) under any contract of service or which are raw materials, work in process or materials used or consumed in such Grantor's business (collectively, "Inventory");

EQUIPMENT: All "equipment" of each Grantor, as such term is defined in the UCC, whether now owned or hereafter acquired or arising; each Grantor intends that the term "equipment", as used herein, be construed in its broadest sense, and such term shall include, without limitation, all machinery, all manufacturing, distribution, selling, data processing and office equipment, all furniture, furnishings, appliances, fixtures and trade fixtures, tools, tooling, molds, dies, vehicles, rolling stock, vessels, trucks, buses, motor vehicles and all other goods (including software embedded in such goods) of every type and description (other than Inventory), in each instance whether now owned or hereafter acquired by such Grantor and wherever located (collectively, "Equipment");

GENERAL INTANGIBLES: To the extent the pledge thereof is not prohibited by any enforceable terms thereof, all "general intangibles" of each Grantor, as defined in the

UCC, whether now owned or hereafter acquired or arising; each Grantor intends that the term "general intangibles", as used herein, be construed in its broadest sense, and such term shall include, without limitation and to the extent the pledge thereof is not prohibited by any enforceable terms thereof, all rights, interests, choses in action, causes of actions, claims and all other intangible property of such Grantor of every kind and nature (other than Accounts), in each instance whether now owned or hereafter acquired by such Grantor and however and whenever arising, including, without limitation, all corporate and other business records; all loans, royalties, and other obligations receivable; customer lists, credit files, correspondence, and advertising materials; firm sale orders, other contracts and contract rights; all interests in partnerships and joint ventures; all tax refunds and tax refund claims; all right, title and interest under leases, subleases, licenses and concessions and other agreements relating to real or personal property; all payments due or made to such Grantor in connection with any requisition, confiscation, condemnation, seizure or forfeiture of any property by any person or governmental authority; all payments due or made to such Grantor in connection with any choses in action, causes of action or other claims; all deposit accounts (general or special) with any bank or other financial institution, including, without limitation, any deposits or other sums at any time credited by or due to such Grantor from any of the Holders of Secured Obligations or any of their respective Affiliates with the same rights therein as if the deposits or other sums were credited by or due from such Holder of Secured Obligations; all credits with and other claims against carriers and shippers; all rights to indemnification; all patents, and patent applications (including all reissues, divisions, continuations and extensions); all service marks and service mark applications; all trade secrets and inventions; all copyrights and copyright applications (including all computer software and related documentation); all rights and interests in and to trademarks, trademark registrations and applications therefor, trade names, corporate names, brand names, slogans, all goodwill associated with the foregoing; all license agreements and franchise agreements, all reversionary interests in pension and profit sharing plans and reversionary, beneficial and residual interest in trusts; all proceeds of insurance of which such Grantor is beneficiary; and all letters of credit, guaranties, liens, security interests and other security held by or granted to such Grantor; and all other intangible property, whether or not similar to the foregoing (collectively, "General Intangibles");

LAB PROCESSING AND ENGINEERING INFORMATION: All rights and interests in and to processes, lab journals, and notebooks, data, trade secrets, know-how, product formulae and information, manufacturing, engineering and other drawings and manuals, technology, blueprints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise used in or employed by each Grantor (including any license for the foregoing);

CONTRACT RIGHTS: To the extent the pledge thereof is not prohibited by any enforceable terms thereof, all rights and interests in and to any pending or executory contracts, requests for quotations, invitations for bid, agreements, leases and arrangements of which each Grantor is a party to or in which such Grantor has an interest;

PAYMENT INTANGIBLES: All "payment intangibles" of each Grantor, as defined in the UCC, whether now owned or hereafter acquired or arising; each Grantor intends that the term "payment intangibles", as used herein, be construed in its broadest sense and such term shall include general intangibles under which the Grantors' principal obligations are monetary obligations;

DEPOSIT ACCOUNTS: All deposit accounts (general or special) of each Grantor, with any bank or other financial institution, including, without limitation, the deposit accounts described on *Schedule 4* and any deposits or other sums at any time credited by or due to such Grantor from any of the Holders of Secured Obligations or any of their respective Affiliates with the same rights therein as if the deposits or other sums were credited by or due from such Holder of Secured Obligations;

CHATTEL PAPER, INSTRUMENTS AND DOCUMENTS: All chattel paper (including tangible chattel paper and intangible chattel paper) leases, all instruments, including, without limitation, the notes and debt instruments described in *Schedule 1* (the "Pledged Debt") and all payments thereunder and instruments and other property from time to time delivered in respect thereof or in exchange therefor, and all bills of sale, bills of lading, warehouse receipts and other documents of title, whether or not negotiable of each Grantor, and includes all other documents which purport to be issued by a bailee or agent and purport to cover goods in any bailee's or agent's possession which are either identified or are fungible portions of an identified mass, including such documents of title made available to the Administrative Agent for the purpose of ultimate sale or exchange of goods or for the purpose of loading, unloading, storing, shipping, transshipping, manufacturing, processing or otherwise dealing with goods in a manner preliminary to their sale or exchange, in each instance whether now owned or hereafter acquired by any Grantor;

INTEREST AND CURRENCY CONTRACTS: Any and all interest rate, commodity or currency exchange agreements or derivative agreements of each Grantor, including, without limitation, cap, collar, floor, forward or similar agreements or other rate, currency or price protection arrangements or Hedging Agreements; and

OTHER PROPERTY: All property or interests in property now owned or hereafter acquired by each Grantor which now may be owned or hereafter may come into the possession, custody or control of the Administrative Agent or any of the Holders of Secured Obligations or any agent or Affiliate of any of them in any way and for any purpose (whether for safekeeping, deposit, custody, pledge, transmission, collection or otherwise); and all rights and interests of such Grantor, now existing or hereafter arising and however and wherever arising, in respect of any and all (i) notes, drafts, letters of credit, stocks, bonds, and debt and equity securities, whether or not certificated, investment property (as defined in the UCC) and warrants, options, puts and calls and other rights to acquire or otherwise relating to the same; (ii) money; (iii) proceeds of loans, including, without limitation, Loans made under the Credit Agreement; and (iv) insurance proceeds and books and records relating to any of the property covered by this Agreement; together, in each instance, with all accessions and additions thereto, substitutions therefor, and replacements, Proceeds and products thereof.

SECTION 3. Authorization. Each Grantor hereby authorizes the Administrative Agent to retain and each Holder of Secured Obligations, and each Affiliate of the Administrative Agent and of each Holder of Secured Obligations, to pay or deliver to the Administrative Agent, for the benefit of the Holders of Secured Obligations, without any necessity on any Holder of Secured Obligation's part to resort to other security or sources of reimbursement for the Secured Obligations, at any time following the occurrence and during the continuance of any Default, and without further notice to such Grantor (such notice being expressly waived), any of the deposits referred to in Section 2 (whether general or special, time or demand, provisional or final) or other sums or property held by such Person, for application against any portion of the Secured Obligations that is then due and payable. The Administrative Agent may give notice of the above grant of security interest and assignment of the aforesaid deposits and other sums, and authorization, to, and make any suitable arrangements with, any such Holder of Secured Obligations for effectuation thereof, and each Grantor hereby irrevocably appoints the Administrative Agent as its attorney, to collect any and all such deposits or other sums to the extent any such payment is not made to the Administrative Agent by such Holder of Secured Obligations or Affiliate thereof; provided, that the Administrative Agent agrees not to exercise such powers as attorney-in-fact unless a Default has occurred and is continuing.

SECTION 4. Grantor Remains Liable. Anything herein to the contrary notwithstanding, (a) each Grantor shall remain solely liable under the contracts and agreements included in the Collateral to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by the Administrative Agent of any of its rights hereunder shall not release any Grantor from any of its duties or obligations under the contracts and agreements included in the Collateral, and (c) neither the Administrative Agent nor the Holders of Secured Obligations shall have any responsibility, obligation or liability under the contracts and agreements included in the Collateral by reason of this Agreement, nor shall the Administrative Agent or the Holders of Secured Obligations be required or obligated, in any manner, to (i) perform or fulfill any of the obligations or duties of any Grantor thereunder, (ii) make any payment, or make any inquiry as to the nature or sufficiency of any payment received by any Grantor or the sufficiency of any performance by any party under any such contract or agreement or (iii) present or file any claim, or take any action to collect or enforce any claim for payment assigned hereunder.

SECTION 5. Representations and Warranties. Each Grantor represents and warrants, as of the date of this Agreement, and as of each date thereafter (except for changes permitted or contemplated by this Agreement) until termination of this Agreement pursuant to Section 27.

(A) The exact legal name of each Grantor is set forth in the first paragraph of this Agreement, or the applicable Addendum hereto, and each Grantor's Federal Taxpayer Identification Number, if any, is set forth on *Schedule 5* hereto or on such Grantor's Addendum hereto, as applicable. The locations listed for each Grantor on *Schedule 2* constitute the Chief Executive Office of such Grantor and all locations at which Inventory and/or Equipment of such Grantor with a fair market value in excess of $500,000 is located and each applicable Grantor has exclusive possession and control of such Equipment and Inventory, except for such Inventory and Equipment which is (i) temporarily in transit between such locations, or (ii) temporarily stored with third parties or held by third parties for processing, storage, engineering, evaluation, repairs or sale, the proper corporate names of such third parties (to the Grantor's knowledge), the location of such Inventory and/or Equipment and the nature of the relationship between the applicable Grantor and such third parties being set forth in *Schedule 2-A*. *Schedules 2* and *2A* shall be amended to include locations of any Equipment and/or Inventory or any Grantor party hereto as a result of executing an Addendum hereto, and may be amended to reflect (1) additional locations acquired or utilized in connection with Permitted Acquisitions or (2) new arrangements with third parties for manufacturing, processing, engineering, evaluation, repairs, storage, bailment or consignment *provided* in each case the applicable Grantor is in full compliance with Sections 6 and 10 below in connection with such locations. The jurisdiction of organization and the organizational form of each Grantor is set forth on *Schedule 2-C*. Schedule 2-C shall be amended to reflect changes in the jurisdiction of organization or the organizational form of any Grantor. The chief place of business and chief executive office of each Grantor is located at the address of such Grantor set forth below such Grantor's signature on this Agreement or such Grantor's Addendum hereto, as applicable. All Books and Records concerning any Accounts and all originals of all chattel paper which evidence any Account are located at the addresses listed on *Schedule 2* and none of the Accounts is evidenced by a promissory note or other instrument except for such notes and other instruments listed on *Schedule 1* and delivered to the Administrative Agent as part of the Pledged Debt.

(B) Each Grantor is the legal and beneficial owner of its respective portion of the Collateral free and clear of all Liens except for Liens permitted by Section 7.3(C) of the Credit Agreement. Each Grantor currently conducts business under its legal name and, in certain areas and for certain operations, the additional trade names listed on *Schedule 3*. No Grantor uses any trade names or fictitious names, except as set forth on *Schedule 3*.

(C) This Agreement creates in favor of the Administrative Agent a legal, valid and enforceable security interest in the Collateral. When financing statements have been filed in the appropriate offices against the Grantors in the locations listed for such Grantors on *Schedule 2-B*, the Administrative Agent will have a fully perfected first priority lien on, and security interest in, the Collateral in which a security interest may be perfected by such filing, subject only to Liens permitted by Section 7.3(C) of the Credit Agreement.

(D) The execution, delivery and performance of this Agreement does not and will not (i) conflict with the certificate or articles of incorporation, memorandum and articles of association or by-laws (or comparable constituent, organizational or governing documents) of any Grantor, (ii) to the best of each Grantor's knowledge, constitute a tortious interference with any Contractual Obligation of such Grantor or conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under any Requirement of Law (including, without limitation, any Environmental Property Transfer Act) or Contractual Obligation of such Grantor, or require termination of any Contractual Obligation of such Grantor, which violation, breach, default or termination, singly or in the aggregate, will result in, or is reasonably likely to result in, a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien whatsoever upon any of the Collateral, other than the Liens created hereby, or (iv) require any approval of any Grantor's Board of Directors (or equivalent governing body), or shareholders, as applicable, except such as have been obtained. Except as set forth on Schedule 6.3 to the Credit Agreement, and except for filings necessary to create or perfect security interests in the Collateral, no authorization, approval or other action by, and no notice to or filing with, any Governmental Authority that has not already been taken or made and which is in full force and effect or which, if not obtained, given, taken or made, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, is required (i) for the grant by any Grantor of the security interest in the Collateral granted hereby; (ii) for the execution, delivery or performance of this Agreement by any Grantor; or (iii) for the exercise by the Administrative Agent of any of its rights or remedies hereunder.

(E) The Pledged Debt issued by any Affiliate of any Grantor, and to the best of such Grantor's knowledge, all other Pledged Debt, has been duly authorized, issued and delivered, and is the legal, valid, binding and enforceable obligation of the respective issuer thereof (except as enforceability may be limited by bankruptcy, liquidation, conservatorship, reorganization, receivership, fraudulent conveyance, moratorium, insolvency, or similar laws affecting the enforcement of creditors' rights generally, or the effect of general principles of equity, whether applied by a court of law or equity).

(F) *Schedule 4* contains a complete list of all of the concentration accounts of each Grantor. Each concentration account identified on *Schedule 4* shall be a Collection Account. Grantor will deliver supplemental reports to the Administrative Agent promptly following the establishment of any additional concentration accounts.

SECTION 6. Perfection and Maintenance of Security Interests and Liens. Each Grantor agrees that until all of the Secured Obligations have been fully satisfied and the Credit Documents have been terminated, the Administrative Agent's security interests in and Liens on and against the Collateral and all proceeds and products thereof shall continue in full force and effect. Each Grantor shall perform any and all steps reasonably requested by the Administrative Agent or any Holder of Secured Obligations to perfect and maintain the Administrative Agent's security interests in and Liens on and against such Grantor's respective portion of Collateral granted or purported to be granted hereby or to enable the Administrative Agent to exercise its rights and remedies hereunder with respect to any Collateral, including, without limitation:

(A) executing and filing financing or continuation statements, or amendments thereof, in form and substance reasonably satisfactory to the Administrative Agent;

(B) delivering to the Administrative Agent all certificates, notes and other instruments (including, without limitation, all letters of credit on which such Grantor is named as a beneficiary) representing or evidencing Collateral, which certificates, notes and other instruments have been duly endorsed or are accompanied by duly executed instruments of transfer or assignment, including, but not limited to, note powers, all in form and substance reasonably satisfactory to the Administrative Agent;

(C) if reasonably required by the Administrative Agent, delivering to the Administrative Agent warehouse receipts covering that portion of the Collateral, if any, located in warehouses and for which warehouse receipts are issued;

(D) after the occurrence and during the continuance of a Default, transferring Inventory and Equipment to warehouses designated by the Administrative Agent or taking such other steps as are deemed reasonably necessary by the Administrative Agent to maintain the Administrative Agent's control of the Inventory and Equipment;

(E) marking conspicuously each instrument, document, contract or chattel paper and all Books and Records pertaining to the Collateral with a legend, in form and substance satisfactory to the Administrative Agent, indicating that such instrument, document, contract or chattel paper, or Collateral is subject to the security interest granted hereby;

(F) obtaining waivers of Liens and access agreements in substantially the form of *Exhibit A* hereto (or such other form as may be agreed to by the Administrative Agent) from landlords and mortgagees with respect to the leased premises of Steiner Beauty Products, Inc. consisting of a warehouse located in Florida as of the Closing Date and obtaining waivers of Liens and access agreements in substantially the form of *Exhibit B* (or such other form as may be agreed to by the Administrative Agent) from the appropriate Person with respect to any of the Inventory or Equipment with a fair market value in excess of $500,000 temporarily stored with third parties or held by third parties for processing, storage, engineering, repair or sale as of the Closing Date;

(G) obtaining waivers of Liens and access agreements in substantially the form of *Exhibit A* hereto (or such other form as may be agreed to by the Administrative Agent) from landlords and mortgagees with respect to such Grantor's leased premises after the Closing Date and obtaining waivers of Liens and access agreements in substantially the form of *Exhibit B* (or such other form as may be agreed to by the Administrative Agent) from the appropriate Person with respect to any of the Inventory or Equipment with a fair market value in excess of $500,000 temporarily stored with third parties or held by third parties for processing, storage, engineering, repair or sale after the Closing Date (in connection with which the Grantor shall be permitted to and hereby required to update *Schedule 2-A*); and

(H) executing and delivering all further instruments and documents, and taking all further action, as the Administrative Agent or any Holder of Secured Obligations may reasonably request.

Notwithstanding the foregoing, (i) on or prior to January 2, 2001, no Grantor shall permit Equipment or any other Collateral to be located in Maryland unless such Collateral is exempt from recordation tax pursuant to Section 12-108(k) of the Maryland Uniform Commercial Code or unless such Grantor shall provide the Administrative Agent with satisfactory written evidence that all such applicable recordation taxes shall have been paid; (ii) within ninety (90) days after the Closing Date, the applicable Grantor will remove all Inventory and Equipment from any leased premises or third parties' facilities with respect to which such Grantor shall not have obtained from the applicable landlord or third party, a waiver of Liens and access agreement in substantially the form of *Exhibit A* or *Exhibit B* hereto, as applicable (or such other form as may be agreed to by the Administrative Agent), unless the same is not required hereunder or delivery thereof is waived by the Administrative Agent and, in the case of leased premises, a collateral assignment of lease or leasehold mortgage in form and substance reasonably satisfactory to the Administrative Agent; and (iii) neither the Administrative Agent nor any of the Holders of Secured Obligations shall give any instructions under any waiver of Liens and access agreements unless a Default has occurred and is continuing or would occur after taking into account any action by such Grantor with respect to such landlord, mortgagee or third party.

SECTION 7. Financing Statements. To the extent permitted by applicable law, each Grantor hereby authorizes the Administrative Agent to file one or more financing or continuation statements and amendments thereto, disclosing the security interest granted to the Administrative Agent under this Agreement without such Grantor's signature appearing thereon, and the Administrative Agent agrees to notify such Grantor when such a filing has been made. Each Grantor agrees that a carbon, photographic, photostatic, or other reproduction of this Agreement or of a financing statement is sufficient as a financing statement. If any Inventory or Equipment is in the possession or control of any warehouseman or any Grantor's agents or processors, such Grantor shall, upon the Administrative Agent's request, notify such warehouseman, agent or processor of the Administrative Agent's security interest in such Inventory and Equipment and, upon the Administrative Agent's request, instruct them to hold all such Inventory or Equipment for the Administrative Agent's account and subject to the Administrative Agent's instructions. Neither the Administrative Agent nor any of the Holders of Secured Obligations shall give any instructions to any such warehouseman, agent or processor unless a Default has occurred and is continuing or would occur after taking into account any action by such Grantor with respect to such warehouseman, agent or processor.

SECTION 8. Filing Costs. Grantors shall pay the costs of, or incidental to, all UCC, tax lien and judgment searches and all recordings or filings of all financing statements, including, without limitation, any filing expenses incurred by the Administrative Agent pursuant to Section 7.

SECTION 9. Equipment and Inventory. Each Grantor covenants and agrees with the Administrative Agent that from the date of this Agreement and until termination of this Agreement pursuant to Section 27, such Grantor shall:

(A) Keep its Equipment and Inventory (other than Equipment or Inventory sold or disposed of as permitted by the Credit Agreement) at the places specified in Section 5(A), except for Equipment and Inventory (i) temporarily in transit to, from or between such locations or (ii) temporarily stored with third parties or held by third parties for processing, storage, consignment, engineering, repair or sale and set forth in *Schedule 2-A* (other than such locations where such Collateral was required to be removed pursuant to the provisions of Section 6), and deliver written notice to the Administrative Agent at least fifteen (15) days prior to establishing any other location at which or third party with which it reasonably expects to maintain Inventory and/or Equipment with a fair market value in excess of $50,000 in which location or with which third party all action required by this Agreement shall have been taken with respect to all such Equipment and Inventory;

(B) Maintain or cause to be maintained in good repair, working order and condition, excepting ordinary wear and tear and damage due to casualty, all of the Equipment, and make or cause to be made all appropriate repairs, renewals and replacements thereof, as quickly as practicable after the occurrence of any loss or damage thereto which are reasonably necessary or desirable to such end; and

(C) Comply with the terms of the Credit Agreement with respect to such Equipment and Inventory, including, without limitation, the insurance provisions set forth in Section 7.2(O) of the Credit Agreement. Neither the Administrative Agent nor any of the Holders of Secured Obligations shall give any instructions under any Collection Account Agreements unless a Default has occurred and is continuing.

SECTION 10. Jurisdiction of Organization and Organizational Form. Each Grantor covenants and agrees with the Administrative Agent that from and after the date of this Agreement and until termination of this Agreement pursuant to Section 27, such Grantor shall:

(A) Maintain its jurisdiction of organization in the jurisdiction specified on *Schedule 2-C*; provided, however, should any Grantor wish to reestablish its jurisdiction of organization in a jurisdiction different from that set forth on *Schedule 2-C*, such Grantor shall deliver written notice to the Administrative Agent at least fifteen (15) days prior to establishing such other jurisdiction of organization.

(B) Maintain its organizational form in the form specified on *Schedule 2-C*; provided, however, should any Grantor wish to reorganize in a form different from that set forth on *Schedule 2-C*, such Grantor shall deliver written notice to the Administrative Agent at least fifteen (15) days prior to establishing such other jurisdiction of organization.

SECTION 11. Accounts. Each Grantor covenants and agrees with the Administrative Agent that from and after the date of this Agreement and until termination of this Agreement pursuant to Section 27, such Grantor shall:

(A) Keep its jurisdiction of incorporation, chief place of business and chief executive office and the office where it keeps its Books and Records concerning the Accounts at its address set forth below such Grantor's signature on this Agreement or its Addendum hereto, as applicable, and keep the offices where it keeps all originals of all chattel paper which evidence Accounts at the locations therefor specified in Section 5(A) or, upon fifteen (15) days' prior written notice to the Administrative Agent, at such other locations within the United States in a jurisdiction where all actions required by Section 6 shall have been taken with respect to the Accounts. Such Grantor will hold and preserve such Books and Records (in accordance with such Grantor's usual document retention practices) and chattel paper and will permit representatives of the Administrative Agent at any reasonable time during normal business hours to inspect and make abstracts from such Books and Records and chattel paper; and

(B) In any suit, proceeding or action brought by the Administrative Agent under any Account comprising part of the Collateral, such Grantor will save, indemnify and keep each of the Holders of Secured Obligations harmless from and against all reasonable expenses, loss (other than loss of profits) or damage suffered by reason of any defense, setoff, counterclaim, recoupment or reduction of liability whatsoever of the obligor thereunder, arising out of a breach by such Grantor of any obligation or arising out of any other agreement, indebtedness or liability at any time owing to or in favor of such Holder of Secured Obligations from such Grantor, and all such obligations of such Grantor shall be and shall remain enforceable against and only against such Grantor and shall not be enforceable against any of the Holders of Secured Obligations.

(C) Within ninety (90) days following the Closing Date, each Grantor shall have entered into Collection Account Agreements in the form of *Exhibit C* hereto, with respect to all Collection Accounts in existence on such date, with all banks at which such Grantor maintains such Collection Accounts.

SECTION 12. Leased Real Property. Each Grantor covenants and agrees with the Administrative Agent that from and after the date of this Agreement and until termination of this Agreement pursuant to Section 27, that from and after the occurrence of a Default, the Administrative Agent may, but need not, make any payment or perform any act hereinbefore required of such Grantor with respect to such Grantor's leased premises in any form and manner deemed expedient. All money paid for any of the purposes herein authorized and all other moneys advanced by the Administrative Agent to protect the lien hereof shall be additional Secured Obligations secured hereby and shall become immediately due and payable without notice and shall bear interest thereon at the default interest rate (determined by reference to the Floating Rate) as provided in Section 2.11 of the Credit Agreement until paid to the Administrative Agent in full.

SECTION 13. Disposition of Collateral. Each Grantor covenants and agrees with the Administrative Agent that from and after the date of this Agreement and until termination of this Agreement pursuant to Section 27, such Grantor shall not, except as permitted by the Credit Agreement:

(A) make any sales or leases of any of the Collateral;

(B) license any of the Collateral; or

(C) grant any other security interest in any of the Collateral.

SECTION 14. General Covenants. Each Grantor covenants and agrees with the Administrative Agent that from and after the date of this Agreement and until termination of this Agreement pursuant to Section 27, such Grantor shall:

(A) Keep and maintain at such Grantor's own cost and expense records of such Grantor's Collateral in a manner consistent with such Grantor's current business practice and, where applicable, generally accepted accounting principles, including, without limitation, a record of all payments received and all credits granted with respect to such Collateral. Such Grantor shall, for the Administrative Agent's further security, deliver and turn over to the Administrative Agent or the Administrative Agent's designated representatives at any time following the occurrence and during the continuation of a Default, any such books and records (including, without limitation, any and all computer tapes, programs and source and object codes relating to such Collateral in which such Grantor has an interest or any part or parts thereof);

(B) Not create, permit or suffer to exist, and will defend the Collateral against, and take such other action as is necessary to remove, any Lien on such Collateral other than Liens permitted under Section 7.3(C) of the Credit Agreement, and will defend the right, title and interest of the Administrative Agent in and to such Grantor's rights to such Collateral, including, without limitation, the proceeds and products thereof, against the claims and demands of all Persons whatsoever; and

(C) Not permit or suffer to exist, and take such action as is necessary to prevent, the aggregate value of all Collateral located at third-party locations for which a Landlord Agreement in the form of Exhibit A hereto or a Third-Party Agreement in the form of Exhibit B hereto has not been executed and delivered to the Administrative Agent to exceed $500,000 at any time.

SECTION 15. Administrative Agent Appointed Attorney-in-Fact. Each Grantor hereby irrevocably appoints the Administrative Agent as such Grantor's attorney-in-fact, coupled with an interest, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, from time to time in the Administrative Agent's discretion, to take any action and to execute any instrument which the Administrative Agent may deem reasonably necessary or advisable to accomplish the purposes of this Agreement, including, without limitation:

(A) following the occurrence and during the continuance of a Default, to:

(i) obtain and adjust insurance required to be paid to the Administrative Agent or any Holders of Secured Obligations pursuant to the Credit Agreement;

(ii) ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral;

(iii) receive, endorse, and collect any drafts or other instruments, documents and chattel paper, in connection with clause (i) or (ii) above; and

(iv) file any claims or take any action or institute any proceedings which the Administrative Agent may deem necessary or desirable for the collection of any of the Collateral, or otherwise to enforce the rights of the Administrative Agent with respect to any of the Collateral;

(v) obtain access to records maintained for such Grantor by computer services companies and other service companies or bureaus;

(vi) send requests under such Grantor's, the Administrative Agent's or a fictitious name to Grantor's customers or account debtors for verification of Accounts; and

(vii) do all other things reasonably necessary to carry out this Agreement.

SECTION 16. Administrative Agent May Perform; Collection of Accounts. If any Grantor fails to perform any agreement contained herein, the Administrative Agent may perform, or cause performance of, such agreement, and the reasonable expenses of the Administrative Agent incurred in connection therewith shall constitute Secured Obligations and shall be payable by such Grantor under Section 24. Following the occurrence and during the continuance of a Default, the Administrative Agent shall have the right (i) to notify the Account Debtors to make payments directly to the Administrative Agent for application to the Secured Obligations and (ii) to enforce each Grantor's rights against the applicable account debtors.

SECTION 17. Administrative Agent's Duties. The powers conferred on the Administrative Agent hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody and preservation of any Collateral in its possession and the accounting for monies actually received by it hereunder, the Administrative Agent shall not have any duty as to any Collateral. The Administrative Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which the Administrative Agent accords its own property, it being understood that the Administrative Agent shall be under no obligation to take any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral, but may do so at its option, and all reasonable expenses incurred in connection therewith shall be for the sole account of such Grantor and shall be added to the Secured Obligations. Grantors bear all risk of loss or damage of any of the Collateral to the extent of any deficiency in any effective insurance coverage, except to the extent such loss or damage shall arise solely from the Gross Negligence or willful misconduct of the Administrative Agent; provided, however, that nothing in this Agreement or in any of the Credit Documents shall be deemed or construed to constitute a waiver by any Grantor of its rights to accounting, lists of collateral, statements of account (all without Grantor's expense to the extent provided under the UCC) and its other rights under the UCC, without limitation of the provisions of the UCC or any other law precluding the effectiveness of certain purported waivers by any Grantor.

SECTION 18. Remedies.

(A) If any Default shall have occurred and be continuing:

(i) the Administrative Agent shall have, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party upon default under the UCC (whether or not the UCC applies to the affected Collateral) and further, the Administrative Agent may, without notice, demand or legal process of any kind (except as may be required by law), all of which each Grantor waives, at any time or times, (x) enter such Grantor's owned or leased premises and take physical possession of the Collateral and maintain such possession on such Grantor's owned or leased premises, at no cost to the Administrative Agent or any of the Holders of Secured Obligations, or remove the Collateral, or any part thereof, to such other place(s) as the Administrative Agent may desire,

(y) require any Grantor to, and such Grantor hereby agrees that it will at its expense and upon request of the Administrative Agent forthwith, assemble all or any part of its respective portion of the Collateral as directed by the Administrative Agent and make it available to the Administrative Agent at a place to be designated by the Administrative Agent which is reasonably convenient to the Administrative Agent and (z) without notice except as specified below, sell, lease, assign, grant an option or options to purchase or otherwise dispose of the Collateral or any part thereof at public or private sale, at any exchange, broker's board or at any of the offices of the Administrative Agent or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Administrative Agent may deem commercially reasonable. Each Grantor agrees that, to the extent notice of sale shall be required by law, at least ten (10) days' notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Administrative Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Administrative Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. The Administrative Agent shall have no obligation to clean-up or otherwise prepare the Collateral for sale. It is not necessary that the Collateral be present at any such sale;

(ii) The Administrative Agent shall apply all cash proceeds received by the Administrative Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral (after payment of any amounts payable to the Administrative Agent pursuant to Section 24), to the Holders of Secured Obligations, against all or any part of the Secured Obligations in such order as may be required by the Credit Agreement or, to the extent not specified therein, as determined by the Required Lenders. Any surplus of such cash or cash proceeds held by the Administrative Agent and remaining after payment in full of all the Secured Obligations shall be paid over to such Grantor or to whomsoever may be lawfully entitled to receive such surplus;

(B) The Administrative Agent shall have no obligation to attempt to satisfy the Secured Obligations by collecting them from any third Person which may be liable for them or any portion thereof, and the Administrative Agent may release, modify or waive any collateral provided by any other Person as security for the Secured Obligations or any portion thereof, all without affecting the Administrative Agent's rights against any Grantor. Each Grantor waives any right it may have to require the Secured Party to pursue any third Person for any of the Secured Obligations;

(C) The Administrative Agent may comply with any applicable state or federal law requirements in connection with a disposition of the Collateral, and the Administrative Agent's compliance therewith will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral;

(D) The Administrative Agent may sell the Collateral without giving any warranties as to the Collateral. The Administrative Agent may specifically disclaim any warranties of title or the like. This procedure will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral;

(E) The Administrative Agent shall be under no obligation to marshal any assets in favor of any Grantor, or against or in payment of the Secured Obligations or any other obligation owed to the Administrative Agent by any Grantor or any other Person;

(F) Upon the exercise by the Administrative Agent of any power, right, privilege, or remedy pursuant to this Agreement which requires any consent, approval, registration, qualification, or authorization of any Governmental Authority, each Grantor agrees, upon the reasonable request of the Administrative Agent, to execute and deliver, or will cause the execution and delivery of, all applications, certificates, instruments, assignments, and other documents and papers that the Administrative Agent or any purchaser of the Collateral may be required to obtain for such governmental consent, approval, registration, qualification, or authorization;

(G) The rights and remedies provided under this Agreement are cumulative and may be exercised singly or concurrently and are not exclusive of any rights and remedies provided by law or equity; and

(H) Sections 19 and 22 of the Conveyancing Law of Property Act of The Commonwealth of The Bahamas shall not apply to this agreement.

SECTION 19. Exercise of Remedies. In connection with the exercise of its remedies pursuant to Section 19, the Administrative Agent may, (a) exchange, enforce, waive or release any portion of the Collateral and any other security for the Secured Obligations; (b) apply such Collateral or security and direct the order or manner of sale thereof as the Administrative Agent may, from time to time, determine; and (c) settle, compromise, collect or otherwise liquidate any such Collateral or security in any manner following the occurrence of a Default, without affecting or impairing the Administrative Agent's right to take any other further action with respect to any Collateral or security or any part thereof.

SECTION 20. License. The Administrative Agent is hereby granted a license or other right to use, following the occurrence and during the continuance of a Default, without charge, (a) any Grantor's labels, patents, copyrights, trade secrets, trade names, trademarks, service marks, customer lists and advertising matter, or any property of a similar nature, as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and (b) such Grantor's rights under all licenses and all franchise agreements shall inure to the Administrative Agent's benefit solely for the purpose of protection and realization of the Collateral by the Administrative Agent and for no other purpose, and by no other person.

SECTION 21. Injunctive Relief. Each Grantor recognizes that in the event such Grantor fails to perform, observe or discharge any of its obligations or liabilities under this Agreement, any remedy of law may prove to be inadequate relief to the Holders of Secured Obligations; therefore, such Grantor agrees that the Administrative Agent for the benefit of the Holders of Secured Obligations, shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

SECTION 22. Interpretation and Inconsistencies; Merger.

(A) The rights and duties created by this Agreement shall, in all cases, be interpreted consistently with, and shall be in addition to (and not in lieu of), the rights and duties created by the Credit Agreement and the other Credit Documents. In the event that any provision of this Agreement shall be inconsistent with any provision of any of the Credit Agreement or other Credit Document, such provision of the other Credit Document shall govern.

(B) Except as provided in subsection (A) above, this Agreement represents the final agreement of the Grantors and the Administrative Agent with respect to the matters contained herein and may not be contradicted by evidence of prior or contemporaneous agreements, or subsequent oral agreements, between the Grantors and the Administrative Agent or any other Holder of Secured Obligations.

SECTION 23. Expenses. Each Grantor will upon demand by the Administrative Agent pay to the Administrative Agent and/or the Holders of Secured Obligations the amount of any and all reasonable expenses, including the reasonable fees and disbursements of their counsel and of any experts and agents, as provided in Section 11.7 of the Credit Agreement.

SECTION 24. Amendments, Etc. No amendment or waiver of any provision of this Agreement nor consent to any departure by any Grantor herefrom shall in any event be effective unless the same shall be in writing and signed by the Administrative Agent and the applicable Grantor, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. The addition of any Subsidiary as a Grantor hereunder by execution of an Addendum in the form of Annex I (with such modifications as shall be acceptable to the Administrative Agent) shall not require receipt of any consent from or other execution of any documentation by any other Grantor party hereto.

SECTION 25. Notices. All notices and other communications provided to any party hereto under this Agreement shall be delivered to such party in the manner set forth in Section 15.1 of the Credit Agreement at its address set forth below its signature hereto or on its respective Addendum hereto, as applicable, or at such other address as may be designated by such party in a notice to the other parties.

SECTION 26. Continuing Security Interest; Termination.

(A) Except as provided in Section 27(B), this Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the later of the payment or satisfaction in full in cash of the Secured Obligations and the termination of the Credit Documents, (ii) be binding upon each Grantor, its successors and assigns and (iii) inure, together with the rights and remedies of the Administrative Agent hereunder, to the benefit of Administrative Agent and any of the Holders of Secured Obligations, subject to the provisions of Section 12.12 of the Credit Agreement. Nothing set forth herein or in any other Credit Document is intended or shall be construed to give any other Person any right, remedy or claim under, to or in respect of this Agreement or any other Credit Document or any Collateral. Each Grantor's successors and assigns shall include, without limitation, a receiver, trustee or debtor-in-possession thereof or therefor.

(B) Upon the payment in full in cash of the Secured Obligations and the termination of the Credit Documents, this Agreement and the security interest granted hereby shall terminate and all rights to the Collateral shall revert to the applicable Grantor. Upon any such termination of security interest, such Grantor shall be entitled to (i) the return, upon its request and at its reasonable expense, of such of the Collateral held by the Administrative Agent as shall not have been sold or otherwise applied pursuant to the terms hereof; (ii) the giving of notice by the Administrative Agent to (a) any and all of Grantor's customers and account debtors, terminating effective immediately any instructions previously given by the Administrative Agent or any Holder of Secured Obligations thereto in connection with this Agreement or any of the Credit Documents, and (b) all other parties under all agreements referenced in Section 6(F) and (G) hereof and all Collection Account Agreements, terminating effective immediately all such agreements; and (iii) the filing by the Administrative Agent or delivery to each Grantor of a Termination Statement for each Financing Statement filed with respect to such Grantor in connection with any of the Credit Documents, all without limiting the generality of the agreement by the Administrative Agent to, at such Grantor's reasonable expense, execute and deliver to such Grantor such other documents as such Grantor shall reasonably request to evidence such termination. In connection with any sales of assets permitted under the Credit Agreement, and provided adequate provision is made for the application of the proceeds thereof in a manner consistent with the requirements of the Credit Agreement, the Administrative Agent will release and terminate the liens and security interests granted under this Agreement with respect to such assets.

SECTION 27. Severability; No Strict Construction.

(A) It is the parties' intention that this Agreement be interpreted in such a way that it is valid and effective under applicable law. However, if one or more of the provisions of this Agreement shall for any reason be found to be invalid or unenforceable, the remaining provisions of this Agreement shall be unimpaired.

(B) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(C) The duties and obligations of any Grantor hereunder shall not be released, discharged or otherwise affected by the addition or removal of any other Grantor hereunder or the release of any security interest in or lien against any individual Grantor's portion of the Collateral.

SECTION 28. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS. ANY DISPUTE BETWEEN THE GRANTOR AND THE ADMINISTRATIVE AGENT OR ANY LENDER, OR ANY OTHER HOLDER OF SECURED OBLIGATIONS ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS AGREEMENT, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION, 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS.

SECTION 29. CONSENT TO JURISDICTION; SERVICE OF PROCESS; JURY TRIAL.

(A) EXCLUSIVE JURISDICTION. EXCEPT AS PROVIDED IN SUBSECTION (B), EACH OF THE PARTIES HERETO AGREES THAT ALL DISPUTES AMONG THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED EXCLUSIVELY BY STATE OR FEDERAL COURTS LOCATED IN CHICAGO, ILLINOIS, BUT THE PARTIES HERETO ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF CHICAGO, ILLINOIS. EACH OF THE PARTIES HERETO WAIVES

IN ALL DISPUTES BROUGHT PURSUANT TO THIS SUBSECTION (A) ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

(B) OTHER JURISDICTIONS. EACH GRANTOR AGREES THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY OTHER HOLDER OF SECURED OBLIGATIONS SHALL HAVE THE RIGHT TO PROCEED AGAINST SUCH GRANTOR OR ITS RESPECTIVE PROPERTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PERSON TO (1) OBTAIN PERSONAL JURISDICTION OVER SUCH GRANTOR OR (2) REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE SECURED OBLIGATIONS, OR (3) IN ORDER TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PERSON. EACH GRANTOR AGREES THAT IT WILL NOT ASSERT ANY COUNTERCLAIMS (UNLESS COMPULSORY) IN ANY PROCEEDING BROUGHT BY SUCH PERSON TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF SUCH PERSON. EACH GRANTOR WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH SUCH PERSON HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION (B).

(C) VENUE. EACH OF THE LENDERS AND EACH GRANTOR IRREVOCABLY WAIVES ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION OF THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH IN ANY JURISDICTION SET FORTH ABOVE.

(D) SERVICE OF PROCESS. EACH GRANTOR WAIVES PERSONAL SERVICE OF ANY PROCESS UPON IT AND IRREVOCABLY APPOINTS AMERICAN INFORMATION SERVICES, INC., WITH OFFICES AT ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR, MIAMI, FLORIDA 33131, AS SUCH GRANTOR'S AGENT FOR THE PURPOSE OF ACCEPTING ANY WRITS, SERVICE OF PROCESS OR SUMMONSES ISSUED BY ANY COURT. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF THE ADMINISTRATIVE AGENT OR THE HOLDERS OF SECURED OBLIGATIONS TO SERVE ANY SUCH WRITS, PROCESS OR SUMMONSES IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(E) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(F) WAIVER OF BOND. EACH GRANTOR WAIVES THE POSTING OF ANY BOND OTHERWISE REQUIRED OF ANY PARTY HERETO IN CONNECTION WITH ANY

JUDICIAL PROCESS OR PROCEEDING TO REALIZE ON THE COLLATERAL, ENFORCE ANY JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PARTY, OR TO ENFORCE BY SPECIFIC PERFORMANCE, TEMPORARY RESTRAINING ORDER, PRELIMINARY OR PERMANENT INJUNCTION, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT.

(G) ADVICE OF COUNSEL. EACH OF THE PARTIES REPRESENTS TO EACH OTHER PARTY HERETO THAT IT HAS DISCUSSED THIS AGREEMENT AND, SPECIFICALLY, THE PROVISIONS OF THIS SECTION 30, WITH ITS COUNSEL.

SECTION 30. Entire Agreement**.** This Agreement embodies the final and entire agreement and understanding among the grantors, the Administrative Agent and the Lenders and supersede all prior agreements and understandings among the grantors, the Administrative Agent and the Lenders relating to the subject matter hereof. This Agreement may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties hereto.

REMAINDER OF PAGE INTENTIONALLY BLANK

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

COSMETICS LIMITED

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: President

STEINER TRANSOCEAN LIMITED

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER SPA ASIA LIMITED

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER SPA LIMITED

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

FCNH, INC.

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

GREENHOUSE DAY SPA GROUP, INC.

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER BEAUTY PRODUCTS, INC.

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER EDUCATION GROUP, INC.

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER MANAGEMENT SERVICES, LLC

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER SPA RESORTS (NEVADA), INC.

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

STEINER U.S. HOLDINGS, INC.

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

MID-ATLANTIC MASSAGE THERAPY, INC.

By: */s/* Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

EXHIBIT A
to
SECURITY AGREEMENT

Form of Landlord Agreement

To: ABN AMRO BANK N.V.,
as Administrative Agent
135 South LaSalle Street
Chicago, Illinois 60603
Attention: Tom Kramer

[Name of Entity], a [Type of Entity] ("Grantor"), is the lessee under a lease between Grantor and _________________ (the "Lessor") covering the premises located at ________________________________ (the "Premises") as more fully described in the lease attached hereto as Exhibit A and as modified by any amendments, if any, attached thereto (collectively, the "Lease"). The Lessor is the sole owner of the Premises. Grantor has certain of its assets located on the Premises.

Grantor has entered into certain financing arrangements with a group of Lenders ("Lenders") including, ABN AMRO BANK N.V., as contractual representative for the Lenders (the "Administrative Agent"). Under the terms of the financing arrangements, the Lenders require, among other things, that Grantor grant liens in favor of the Administrative Agent on behalf of the Lenders on all of Grantor's personal property located on the Premises ("Collateral").

In order to induce the Administrative Agent and the Lenders (together with their respective agents, successors and assigns) to continue such financing arrangements, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby certifies and agrees as follows:

> The undersigned will not assert against any of Grantor's assets any statutory or possessory liens, including, without limitation, rights of levy or distraint for rent, all of which it hereby waives and hereby subordinates to the lien of any present or future leasehold mortgage.
>
> If Grantor defaults on its obligations to the Administrative Agent or any Lender and, as a result, the Administrative Agent undertakes to enforce its security interest in the Collateral, the undersigned will permit the Administrative Agent to remain on the Premises for one-hundred and twenty (120) days after the later to occur of (a) the date on which the Administrative Agent gives the undersigned notice of the default and (b) the date on which the Administrative Agent is given access to the Premises, provided the Administrative Agent pays the rental payments due under the Lease for the period of time the Administrative Agent occupies the Premises, or, at the Administrative Agent's option, to remove the Collateral from the Premises within a reasonable time, not to exceed one-hundred and twenty (120) days after the later to occur of (a) the date on which the

Administrative Agent gives the undersigned notice of the default and (b) the date on which the Administrative Agent is given access to the Premises, provided the Administrative Agent pays the rental payments due under the Lease for the period of time the Administrative Agent occupies the Premises, and will not hinder the Administrative Agent's actions in enforcing its liens on the Collateral.

Any notice(s) required or desired to be given hereunder shall be directed to the party to be notified at the address stated herein.

The agreements contained herein shall continue in force until the earlier of (i) the expiration date of the Lease (provided no provision is made for the extension or renewal of the Lease) or (ii) the date on which all of Grantor's obligations and liabilities to the Administrative Agent and the Lenders are paid and satisfied in full and all financing arrangements between the Administrative Agent, the Lenders and Grantor have been terminated.

THE LESSOR AGREES THAT NOTHING CONTAINED IN THIS WAIVER SHALL BE CONSTRUED AS AN ASSUMPTION BY THE ADMINISTRATIVE AGENT OR ANY LENDERS OF ANY OBLIGATIONS OF GRANTOR CONTAINED IN THE LEASE.

THIS WAIVER SHALL NOT IMPAIR OR OTHERWISE AFFECT GRANTOR'S OBLIGATIONS TO PAY RENT AND ANY OTHER SUMS PAYABLE BY GRANTOR OR TO OTHERWISE PERFORM ITS OBLIGATIONS TO THE LESSOR PURSUANT TO THE TERMS OF THE LEASE.

Executed and delivered this ____ day of ______________, ____, at ________________________, ______________________.

[Name of Lessor**]**

By:__________________________
Title:
Address:

AGREED &ACKNOWLEDGED:

[GRANTOR]

By:____________________
Title:
Address:

EXHIBIT B
to
SECURITY AGREEMENT

Form of Third Party Agreement[1]

To: ABN AMRO BANK N.V.,
as Administrative Agent
135 South LaSalle Street, Suite 725
Chicago, Illinois 60603
Attention: Tom Kramer

_________________________ ("Grantor"), now does or hereafter may have certain of its merchandise, inventory, or other of its personal property for processing, storage, consignment, engineering, evaluation or repairs, located at _______________ (the "Premises") owned or leased by the undersigned.

Grantor has entered into certain financing arrangements with a group of Lenders ("Lenders") including, ABN AMRO BANK N.V., as contractual representative for the Lenders (the "Administrative Agent"). Under the terms of the financing arrangements, the Lenders require, among other things, that Grantor grant liens in favor of the Administrative Agent on behalf of the Lenders on all of Grantor's personal property located on the Premises ("Collateral").

In order to induce the Administrative Agent and the Lenders (together with their respective agents, successors and assigns) to continue such financing arrangements, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby certifies and agrees that:

(i) it will not assert against any of Grantor's assets any statutory or possessory liens, including, without limitation, rights of levy or distraint for rent, all of which it hereby waives;

(ii) the Collateral shall be identifiable as being owned by the Grantor and kept reasonably separate and distinct from other property in the possession of the undersigned;

(iii) none of the Collateral located on the Premises shall be deemed to be fixtures; and

(iv) if Grantor defaults on its obligations to the Lenders or the Administrative Agent and, as a result, the Administrative Agent undertakes to enforce its security interest in the Collateral, the undersigned (a) will cooperate with the Administrative Agent in its efforts to assemble all of the Collateral located on the Premises, (b) will permit the Administrative Agent to either remain on the Premises for one-hundred and twenty (120)

[1] To be accompanied by three-party UCC in the case of bailees and consignees.

days after the later to occur of (i) the date on which the Administrative Agent gives the undersigned notice of the default and (ii) the date on which the Administrative Agent is given access to the Premises or to remove the Collateral from the Premises within a reasonable time, not to exceed one-hundred and twenty (120) days after the later to occur of (i) the date on which the Administrative Agent gives the undersigned notice of the default and (ii) the date on which the Administrative Agent is given access to the Premises, provided in either instance that the Administrative Agent leaves the Premises in the same condition as existed immediately prior to such 120-day period, and the Administrative Agent shall indemnify the undersigned for any damages arising solely out of its occupancy of the Premises, and (c) will not hinder the Administrative Agent's actions in enforcing its liens on the Collateral.

Any notice(s) required or desired to be given hereunder shall be directed to the party to be notified at the address stated herein.

The agreements contained herein shall continue in force until the date on which all of Grantor's obligations and liabilities to the Administrative Agent and the Lenders are paid and satisfied in full and all financing arrangements between the Administrative Agent, the Administrative Agent, the Lenders and Grantor have been terminated.

The undersigned will notify all successor owners, transferees, purchasers and mortgagees of the existence of this agreement. The agreements contained herein may not be modified or terminated orally and shall be binding upon the successors, assigns and personal representatives of the undersigned, upon any successor owner or transferee of any of the Premises, and upon any purchasers, including any mortgagee, from the undersigned.

Executed and delivered this ____ day of __________, ____, at ________________________.

[Name and Address of Bailee**]**

(By)______________________

AGREED &ACKNOWLEDGED:

[GRANTOR]

By:____________________
Title:
Address:

ABN AMRO Bank N.V., as Administrative Agent

By:____________________
Title:
Address:

EXHIBIT C
to
SECURITY AGREEMENT

Form of Collection Account Agreement

TO: ABN AMRO Bank N.V., as Administrative Agent (the "Administrative Agent") under that certain Security Agreement, dated as of July 2, 2001

Ladies and Gentlemen:

You have advised us that:

(a) Steiner Leisure Limited, Cosmetics Limited, Steiner Transocean Limited, Steiner Spa Limited, Steiner Spa Asia Limited, FCNH, Inc., Greenhouse Day Spa Group, Inc., Steiner Beauty Products, Inc., Steiner Education Group, Inc., Steiner Management Services, LLC, Steiner Spa Resorts (Nevada), Inc., Steiner U.S. Holdings, Inc. and Mid-Atlantic Massage Therapy, Inc. (each a "Grantor" and, collectively, the "Grantors") have entered into that certain Credit Agreement dated as of July 2, 2001, among Steiner, the institutions from time to time parties thereto as lenders (the "Lenders"), ABN AMRO Bank N.V., as contractual representative for the benefit of itself and the other Lenders (the "Administrative Agent"), SunTrust Bank, as Syndication Agent and BankUnited, FSB, as Documentation Agent (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), providing for the making of advances, loans and other financial accommodations (including, without limitation letters of credit and acceptances) (all such loans, advances and other financial accommodations being hereinafter referred to collectively as the "Loans") to or for the benefit of the Grantors.

(b) In connection with the above-referenced transactions the Grantors have entered into a security agreement (the "Security Agreement") with the Administrative Agent, pursuant to which the Grantors have granted to the Administrative Agent, for its benefit and the benefit of the Holders of Secured Obligations (as defined in the Security Agreement), a lien on and security interest in substantially all of the assets of the Grantors, including all of the accounts receivable and inventory of the Grantors.

This will confirm that the Administrative Agent, the Grantor named below and the undersigned collection bank (the "Collection Bank") have agreed as follows with respect to (i) the account**[**s**]** identified on *Schedule 1* attached hereto (the "Account**[**s**]**"):

1. The Grantor and the Collection Bank acknowledge and confirm that although the Account**[**s**]** shall remain in the name of Grantor, all funds now or at any time hereafter deposited to the Account**[**s**]** and all of Grantor's rights regarding such Account**[**s**]** constitute part of the collateral in which Grantor has granted a security interest to the Administrative Agent, to secure the "Secured Obligations" under the Security Agreement, and the other instruments, documents and agreements executed in connection therewith, and that during a "Notification Period" (as

defined below), the Collection Bank shall not be permitted to follow directions from Grantor as to disbursements and deposits with respect thereto.

2. The Collection Bank will not exercise, and hereby releases, any banker's lien upon and any right of set off against checks or other items of payment and/or deposited in the Account**[**s**]**, except (i) with respect to the Collection Bank's normal fees and charges for operating the Account**[**s**]** and (ii) for amounts previously credited to Grantor's Account**[**s**]** which the Collection Bank subsequently determines are uncollectible items. Checks returned unpaid because of uncollected or insufficient funds shall be redeposited without advice.

3. From and after the date on which the Administrative Agent notifies the Collection Bank, in writing, that it is exercising its rights under this Collection Account Agreement (the "Notice") until the date on which the Administrative Agent notifies the Collection Bank that it is withdrawing such Notice (such period being referred to herein as a "Notification Period"), the Collection Bank, Grantor and the Administrative Agent agree that, unless the Administrative Agent otherwise instructs the Collection Bank in writing:

A. The Collection Bank will not honor drafts, demands, withdrawal requests or remittance instructions by Grantor.

B. The Collection Bank will hold solely for account of the Administrative Agent all funds which may be on deposit in the Account**[**s**]** and the Administrative Agent shall have the exclusive right to direct the Collection Bank as to the disposition of all checks, other items of payment and amounts deposited in the Account**[**s**]** and the Collection Bank will act in accordance with the instructions of the Administrative Agent without seeking further instructions from the Grantor.

C. The Collection Bank will remit all such funds directly to the Administrative Agent, as soon as the funds are collected, by electronic transfer of immediately available funds in accordance with the Administrative Agent's written wire-transfer instructions given from time to time to the Collection Bank.

D. The Collection Bank shall be entitled to rely upon any notice or other writing received from the Administrative Agent and Grantor waives any claim of, and releases the Collection Bank from any liability for, complying with the terms of this Collection Account Agreement.

4. The Collection Bank will not close the Account**[**s**]** without giving the Administrative Agent at least thirty (30) days' prior written notice at the address set forth below or such other address as the Administrative Agent may from time to time indicate by written notice to the Collection Bank, the Collection Bank will send to the Administrative Agent at such address a copy of each periodic statement for the Account, as and when the statement is sent to Grantor.

5. Any notice (including, without limitation, any Notice) required or desired to be served, given or delivered hereunder shall be in writing and shall be deemed to have been validly served, given or delivered (i) three (3) business days after deposit in the United States mails, with

proper postage prepaid, (ii) when sent after receipt of confirmation of answer back if sent by telecopy, (iii) one (1) business day after deposit with a reputable overnight courier with all charges prepaid, or (iv) when delivered, if hand delivered by messenger.

6. The Collection Bank shall not be liable for, and Grantor agrees to indemnify the Collection Bank against, any liability or claims including court costs, reasonable attorneys' fees and other expenses, which the Collection Bank may incur in connection with or pursuant to this Collection Account Agreement, unless arising from the Collection Bank's own gross negligence or willful misconduct.

7. This Collection Account Agreement shall be binding upon the Collection Bank and the Grantor and their respective successors and assigns and shall inure to the benefit of the Administrative Agent, each of the Holders of Secured Obligations (as defined in the Security Agreement) and their respective successors and assigns. This Collection Account Agreement may not be modified without the Administrative Agent's prior written consent, but may be terminated by the Administrative Agent at any time or by the Collection Bank upon thirty (30) days' prior written notice to the Administrative Agent and Grantor.

This Collection Account Agreement shall be deemed effective as of **[**_____________, ____**]** upon execution hereof by the Collection Bank.

[Insert full name of Collection Bank**]**:

By:
Name:
Title:

Address:

Attn:
Telecopy No.:_____________
Confirmation No.:__________

Acknowledged and agreed to as of this
[___] day of **[________, ____]**:

[GRANTOR]

By:
Name:
Title: ___________________

Address:

Attn:
Telecopy No.:
Confirmation No.:

Acknowledged and agreed to as of this
[___] day of **[______, ____]**:

ABN AMRO BANK N.V., as Administrative Agent

By:
Name:
Title:

Address: 135 South LaSalle Street, Suite 725
Chicago, Illinois 60603
Attention: Tom Kramer
Telecopy No.: 312-904-1028
Confirmation No.: 312-904-6875

SCHEDULE 1[1]
to
SECURITY AGREEMENT

Pledged Debt:

[1] All Schedules to be prepared by relevant Grantor. Each Grantor's information should appear on a separate page.

SCHEDULE 2
to
SECURITY AGREEMENT

Chief Executive Offices and Locations of Collateral:

SCHEDULE 2-A
to
SECURITY AGREEMENT

Third Party Locations:

Corporate Name of Third Party	Address	Description of Relationship	Maximum Amount

SCHEDULE 2-B
to
SECURITY AGREEMENT

Financing Statement Filing Locations:

SCHEDULE 2-C
to
SECURITY AGREEMENT

Jurisdictions of Organization and Organizational Forms:

SCHEDULE 3
to
SECURITY AGREEMENT

Trade Names:

SCHEDULE 4
to
SECURITY AGREEMENT

Collection Accounts:

SCHEDULE 5
to
SECURITY AGREEMENT

Tax Identification Numbers

EXHIBIT M-1

TO

CREDIT AGREEMENT

Form of Trademark Security Agreement

TRADEMARK SECURITY AGREEMENT

THIS TRADEMARK SECURITY AGREEMENT ("Agreement") is made as of July __, 2001, by and among Steiner Marks Limited, a company organized under the laws of The Commonwealth of The Bahamas (the "Grantor"), and ABN AMRO BANK N.V., as contractual representative (the "Administrative Agent") for its benefit and the benefit of the "Holders of Secured Obligations" (as such term is defined in the "Credit Agreement" defined below).

W I T N E S S E T H:

WHEREAS, Steiner Leisure Limited, as the "Borrower", the institutions from time to time party thereto as "Lenders" and the Administrative Agent are parties to that certain Credit Agreement dated as of July 2, 2001 (as the same may hereafter be modified, amended, restated or supplemented from time to time, the "Credit Agreement"), pursuant to which the Lenders may, from time to time, extend credit to Borrower; and

WHEREAS, Grantor and the Administrative Agent are parties to that certain Security Agreement dated as of July 2, 2001 (as the same may hereafter be modified, amended, restated or supplemented from time to time, the "Security Agreement"), pursuant to which Grantor has granted a security interest in certain of its assets to the Administrative Agent for the benefit of the Administrative Agent and the Holders of Secured Obligations; and

WHEREAS, the Lenders have required Grantor to execute and deliver this Agreement (i) in order to secure the prompt and complete payment, observance and performance of all of the "Secured Obligations" (as defined in the Credit Agreement) and (ii) as a condition precedent to any extension of credit to the Borrower under the Credit Agreement;

NOW, THEREFORE, in consideration of the premises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor agrees as follows:

SECTION 1. Defined Terms.

(a) Unless otherwise defined herein, each capitalized term used herein that is defined in the Credit Agreement shall have the meaning specified for such term in the Credit Agreement. Unless otherwise defined herein or in the Credit Agreement, each capitalized term used herein that is defined in the Security Agreement shall have the meaning specified for such term in the Security Agreement.

(b) The words "hereof," "herein" and "hereunder" and words of like import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified.

(c) All terms defined in this Agreement in the singular shall have comparable meanings when used in the plural, and vice versa, unless otherwise specified.

SECTION 2. Incorporation of Premises. The premises set forth above are incorporated into this Agreement by this reference thereto and are made a part hereof.

SECTION 3. Incorporation of the Credit Agreement. The Credit Agreement and the terms and provisions thereof are hereby incorporated herein in their entirety by this reference thereto.

SECTION 4. Security Interest in Trademarks. To secure the complete and timely payment, performance and satisfaction of all of the Secured Obligations, Grantor hereby grants to the Administrative Agent, for the benefit of the Holders of Secured Obligations, a security interest in, as and by way of a first mortgage and security interest having priority over all other security interests, with power of sale to the extent permitted by applicable law, all of Grantor's now owned or existing and hereafter acquired or arising:

(a) U.S. trademarks, U.S. registered trademarks, U.S. trademark applications, service marks, registered service marks and service mark applications, including, without limitation, the trademarks, registered trademarks, trademark applications, service marks, registered service marks and service mark applications listed on Schedule A attached hereto and made a part hereof, and (i) all renewals thereof, (ii) all income, royalties, damages and payments now and hereafter due and/or payable under and with respect thereto, including, without limitation, payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof, (iii) the right to sue for past, present and future infringements and dilutions thereof, (iv) the goodwill of Grantor's business symbolized by the foregoing and connected therewith, and (v) all of Grantor's rights corresponding thereto throughout the world (all of the foregoing trademarks, registered trademarks and trademark applications, and service marks, registered service marks and service mark applications, together with the items described in clauses (i)-(v) in this Section 4(a), are sometimes hereinafter individually and/or collectively referred to as the "Trademarks"); and

(b) to the extent the assignment thereof is not prohibited, rights under or interest in any trademark license agreements or service mark license agreements with any other party relating to the Trademarks, whether Grantor is a licensee or licensor under any such license agreement, including, without limitation, those trademark license agreements and service mark license agreements listed on Schedule B attached hereto and made a part hereof, together with any goodwill connected with and symbolized by any such trademark license agreements or service mark license agreements, and the right to prepare for sale and sell any and all Inventory now or hereafter owned by Grantor and now or hereafter covered by such licenses (all of the foregoing are hereinafter referred to collectively as the "Licenses").

SECTION 5. Restrictions on Future Agreements. Grantor will not, without the Administrative Agent's prior written consent (which consent shall not be unreasonably withheld or delayed), enter into any agreement, including, without limitation, any license agreement, which is inconsistent with this Agreement, and Grantor further agrees that it will not take any action, and will use its best efforts not to permit any action to be taken by others, including, without limitation, licensees, or fail to take any action, which would in any respect affect the validity or enforcement of the rights transferred to the Administrative Agent under this Agreement or the rights associated with the Trademarks or Licenses. Notwithstanding the foregoing provisions of this Section 5 or any other provision of this Agreement, so long as no Default has occurred and is continuing, Grantor may license and dispose of the Trademarks and Licenses in any lawful manner that is in the ordinary course of its business and is not inconsistent with the provisions of this Agreement.

SECTION 6. New Trademarks and Licenses. Grantor represents and warrants to the best of their knowledge that, from and after the Closing Date, (a) the Trademarks listed on Schedule A include all of the trademarks, registered trademarks, trademark applications, service marks, registered service marks and service mark applications now owned or held by Grantor in the United States, (b) the Licenses listed on Schedule B include all of the trademark license agreements and service mark license agreements under which Grantor is the licensee or licensor (except as may be otherwise disclosed in writing to the Administrative Agent) and (c) no liens, claims or security interests in such Trademarks and Licenses have been granted by Grantor to any Person other than the Administrative Agent. If, prior to the termination of this Agreement, Grantor shall (i) obtain rights to any new trademarks, registered trademarks, trademark applications, service marks, registered service marks or service mark applications, (ii) become entitled to the benefit of any trademarks, registered trademarks, trademark applications, trademark licenses, trademark license renewals, service marks, registered service marks, service mark applications, service mark licenses or service mark license renewals whether as licensee or licensor, or (iii) enter into any new trademark license agreement or service mark license agreement, the provisions of Section 4 above shall automatically apply thereto. Grantor shall give to the Administrative Agent written notice of events described in clauses (i), (ii) and (iii) of the preceding sentence promptly after the occurrence thereof, but in any event not less frequently than on a quarterly basis. Upon the occurrence of the events described in clauses (i), (ii) and (iii) above, Grantor hereby authorizes the Administrative Agent to modify this Agreement unilaterally (i) by amending Schedule A to include any future trademarks, registered trademarks, trademark applications, service marks, registered service marks and service mark applications and by amending Schedule B to include any future trademark license agreements and service mark license agreements, which are Trademarks or Licenses under Section 4 above or under this Section 6, and (ii) by filing, in addition to and not in substitution for this Agreement, a duplicate original of this Agreement containing on Schedule A or B thereto, as the case may be, such future trademarks, registered trademarks, trademark applications, service marks, registered service marks and service mark applications, and trademark license agreements and service mark license agreements.

SECTION 7. Royalties. Grantor hereby agrees that the use by the Administrative Agent of the Trademarks and Licenses as authorized hereunder in connection with the Administrative Agent's exercise of its rights and remedies under Section 15 or pursuant to Section 17 of the Security Agreement shall be coextensive with Grantor's rights thereunder and with respect thereto and without any liability for royalties or other related charges from the Administrative Agent or the other Holders of Secured Obligations to Grantor.

SECTION 8. Right to Inspect; Further Assignments and Security Interests. The Administrative Agent may at all reasonable times (and at any time when an Unmatured Default or Default exists) have access to, examine, audit, make copies (at Grantor's expense) and extracts from and inspect Grantor's premises and examine Grantor's books, records and operations relating to the Trademarks and Licenses; provided, that in conducting such inspections and examinations, the Administrative Agent shall use reasonable efforts not to disturb unnecessarily the conduct of Grantor's ordinary business operations. From and after the occurrence of a Default, Grantor agrees that the Administrative Agent, or a conservator appointed by the Administrative Agent, shall have the right to establish such reasonable additional product quality controls as the Administrative Agent or such conservator, in its sole and absolute judgment, may deem necessary to assure maintenance of the quality of products sold by Grantor under the Trademarks and the Licenses or in connection with which such Trademarks and Licenses are used. Grantor agrees (i) not to sell or assign its respective interests in, or grant any license under, the Trademarks or the Licenses without the prior and express written consent of the Administrative Agent, (ii) to maintain the quality of such products as of the date hereof, and (iii) not to reduce the quality of such products in any material respect without the Administrative Agent's prior and express written consent.

SECTION 9. Nature and Continuation of the Administrative Agent's Security Interest; Termination of the Administrative Agent's Security Interest. This Agreement is made for collateral security purposes only and, accordingly, it does not transfer title to the Trademarks and/or Licenses to the Administrative Agent. This Agreement shall create a continuing security interest in the Trademarks and Licenses and shall terminate only when the Secured Obligations have been paid in full in cash and the Credit Agreement and the Security Agreement have been terminated. When this Agreement has terminated, the Administrative Agent shall promptly execute and deliver to Grantor, at Grantor's expense, all termination statements, satisfactions and other instruments as may be necessary or proper to terminate the Administrative Agent's security interest in the Trademarks and the Licenses, subject to any disposition thereof which may have been made by the Administrative Agent pursuant to this Agreement or the Security Agreement.

SECTION 10. Duties of Grantor. Grantor shall have the duty to take any such actions as may be deemed necessary or appropriate by Grantor in its reasonable business judgment, to: (i) prosecute diligently any trademark application or service mark application that is part of the Trademarks pending as of the date hereof or hereafter until the termination of this Agreement, and (ii) make application for trademarks or service marks. Grantor further agrees to use its best efforts to maintain in full force and effect the Trademarks and the Licenses that in Grantor's reasonable business judgment are or shall be necessary or economically desirable in the operation of Grantor's business. Notwithstanding the foregoing provisions of this Section 10 or any other provision of this Agreement, Grantor shall have the right to discontinue use or prosecution of any application or registration for any Trademark where such discontinuance is deemed necessary or desirable by Grantor in the exercise of its reasonable business judgment. Any expenses incurred in connection with the foregoing shall be borne by Grantor. Neither the Administrative Agent nor any of the Holders of Secured Obligations shall have any duty with respect to the Trademarks and Licenses. Without limiting the generality of the foregoing, neither the Administrative Agent nor any of the Holders of Secured Obligations shall be under any obligation to take any steps necessary to preserve rights in the Trademarks or Licenses against any other parties, but the Administrative Agent may do so at its option from and after the occurrence of a Default, and all expenses incurred in connection therewith shall be for the sole account of Grantor and shall be added to the Secured Obligations secured hereby.

SECTION 11. The Administrative Agent's Right to Sue. From and after the occurrence of a Default, the Administrative Agent shall have the right, but shall not be obligated, to bring suit in its own name to enforce the Trademarks and the Licenses and, if the Administrative Agent shall commence any such suit, Grantor shall, at the request of the Administrative Agent, do any and all lawful acts and execute any and all proper documents required by the Administrative Agent in aid of such enforcement. Grantor shall, upon demand, promptly reimburse the Administrative Agent for all costs and expenses incurred by the Administrative Agent in the exercise of its rights under this Section 11 (including, without limitation, reasonable fees and expenses of attorneys and paralegals for the Administrative Agent).

SECTION 12. Waivers. The Administrative Agent's failure, at any time or times hereafter, to require strict performance by Grantor of any provision of this Agreement shall not waive, affect or diminish any right of the Administrative Agent thereafter to demand strict compliance and performance therewith nor shall any course of dealing between Grantor and the Administrative Agent have such effect. No single or partial exercise of any right hereunder shall preclude any other or further exercise thereof or the exercise of any other right. None of the undertakings, agreements, warranties, covenants and representations of Grantor contained in this Agreement shall be deemed to have been suspended or waived by the Administrative Agent unless such suspension or waiver is in writing signed by an officer of the Administrative Agent and directed to Grantor specifying such suspension or waiver.

SECTION 13. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but the provisions of this Agreement are severable, and if any clause or provision shall be held invalid and unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part hereof, in such jurisdiction, and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision of this Agreement in any jurisdiction.

SECTION 14. Modification. This Agreement cannot be altered, amended or modified in any way, except as specifically provided in Section 6 hereof or by a writing signed by the parties hereto.

SECTION 15. Cumulative Remedies; Power of Attorney. Grantor hereby irrevocably designates, constitutes and appoints the Administrative Agent (and all Persons designated by the

Administrative Agent in its sole and absolute discretion) as Grantor's true and lawful attorney-in-fact, and authorizes the Administrative Agent and any of the Administrative Agent's designees, in Grantor's or the Administrative Agent's name, to take any action and execute any instrument which the Administrative Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, from the giving by the Administrative Agent of notice to Grantor of the Administrative Agent's intention to enforce its rights and claims against Grantor, to (i) endorse Grantor's name on all applications, documents, papers and instruments necessary or desirable for the Administrative Agent in the use of the Trademarks or the Licenses, (ii) assign, pledge, convey or otherwise transfer title in or dispose of the Trademarks or the Licenses to anyone on commercially reasonable terms, (iii) grant or issue any exclusive or nonexclusive license under the Trademarks or, to the extent permitted, under the Licenses, to anyone on commercially reasonable terms, and (iv) take any other actions with respect to the Trademarks or the Licenses as the Administrative Agent deems in its own or the Holders of Secured Obligations' best interest; provided, however, that the Power of Attorney granted herein may only be exercised from and after the occurrence and during the continuance of a Default. Grantor hereby ratifies all that such attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable until all of the Obligations shall have been paid in full in cash and the Credit Agreement shall have been terminated. Grantor acknowledges and agrees that this Agreement is not intended to limit or restrict in any way the rights and remedies of the Administrative Agent or the other Holders of Secured Obligations under the Security Agreement, but rather is intended to facilitate the exercise of such rights and remedies.

The Administrative Agent shall have, in addition to all other rights and remedies given it by the terms of this Agreement, all rights and remedies allowed by law and the rights and remedies of a secured party under the Uniform Commercial Code as enacted in any jurisdiction in which the Trademarks or the Licenses may be located or deemed located. Upon the occurrence of a Default and the election by the Administrative Agent to exercise any of its remedies under the Uniform Commercial Code with respect to the Trademarks and Licenses, Grantor agrees to assign, convey and otherwise transfer title in and to the Trademarks and the Licenses to the Administrative Agent or any transferee of the Administrative Agent and to execute and deliver to the Administrative Agent or any such transferee all such agreements, documents and instruments as may be necessary, in the Administrative Agent's sole discretion, to effect such assignment, conveyance and transfer. All of the Administrative Agent's rights and remedies with respect to the Trademarks and the Licenses, whether established hereby, by the Security Agreement, by any other agreements or by law, shall be cumulative and may be exercised separately or concurrently. Notwithstanding anything set forth herein to the contrary, it is hereby expressly agreed that upon the occurrence and continuance of a Default, the Administrative Agent may exercise any of the rights and remedies provided in this Agreement, the Security Agreement and any of the other Loan Documents. Grantor agrees that any notification of intended disposition of any of the Trademarks and Licenses required by law shall be deemed reasonably and properly given if given at least ten (10) days before such disposition; provided, however, that the Administrative Agent may give any shorter notice that is commercially reasonable under the circumstances.

SECTION 16. Successors and Assigns. This Agreement shall be binding upon Grantor and its successors and assigns, and shall inure to the benefit of each of the Holders of Secured

Obligations and its nominees, successors and assigns. Grantor's successors and assigns shall include, without limitation, a receiver, trustee or debtor-in-possession of or for Grantor; provided, however, that no Grantor shall voluntarily assign or transfer its rights or obligations hereunder without the Administrative Agent's prior written consent (which consent shall not be unreasonably withheld or delayed).

SECTION 17. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS. ANY DISPUTE BETWEEN GRANTOR AND THE ADMINISTRATIVE AGENT OR ANY LENDER, OR ANY OTHER HOLDER OF SECURED OBLIGATIONS ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS AGREEMENT, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION, 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS.

SECTION 18. CONSENT TO JURISDICTION; SERVICE OF PROCESS; JURY TRIAL.

(a) EXCLUSIVE JURISDICTION. EXCEPT AS PROVIDED IN SUBSECTION (b), EACH OF THE PARTIES HERETO AGREES THAT ALL DISPUTES AMONG THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED EXCLUSIVELY BY STATE OR FEDERAL COURTS LOCATED IN CHICAGO, ILLINOIS, BUT THE PARTIES HERETO ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF CHICAGO, ILLINOIS. EACH OF THE PARTIES HERETO WAIVES IN ALL DISPUTES BROUGHT PURSUANT TO THIS SUBSECTION (a) ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

(b) OTHER JURISDICTIONS. GRANTOR AGREES THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY OTHER HOLDER OF SECURED OBLIGATIONS SHALL HAVE THE RIGHT TO PROCEED AGAINST GRANTOR OR ITS RESPECTIVE PROPERTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PERSON TO (1) OBTAIN PERSONAL JURISDICTION OVER GRANTOR OR (2) REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE SECURED OBLIGATIONS OR (3) ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PERSON. GRANTOR AGREES THAT IT WILL NOT ASSERT ANY COUNTERCLAIMS (UNLESS COMPULSORY) IN ANY PROCEEDING BROUGHT BY SUCH PERSON TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF SUCH PERSON. GRANTOR WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH SUCH PERSON HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION (b).

(c) SERVICE OF PROCESS; VENUE. GRANTOR WAIVES PERSONAL SERVICE OF ANY PROCESS UPON IT AND IRREVOCABLY APPOINTS AMERICAN INFORMATION SERVICES, INC., WHOSE ADDRESS IS AT ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR, MIAMI, FLORIDA 33131, AS GRANTOR'S AGENT FOR THE PURPOSE OF ACCEPTING ANY WRITS, SERVICE OF PROCESS OR SUMMONSES IN ANY SUIT, ACTION OR PROCEEDING ISSUED BY ANY COURT. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF THE ADMINISTRATIVE AGENT OR THE HOLDERS OF SECURED OBLIGATIONS TO SERVE ANY SUCH WRITS, PROCESS OR SUMMONSES IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. GRANTOR IRREVOCABLY WAIVES ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION OF THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH IN ANY JURISDICTION SET FORTH ABOVE.

(d) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(e) WAIVER OF BOND. GRANTOR WAIVES THE POSTING OF ANY BOND OTHERWISE REQUIRED OF ANY PARTY HERETO IN CONNECTION WITH ANY JUDICIAL PROCESS OR PROCEEDING TO REALIZE ON THE COLLATERAL, ENFORCE ANY JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PARTY, OR TO ENFORCE BY SPECIFIC PERFORMANCE, TEMPORARY RESTRAINING ORDER, PRELIMINARY OR PERMANENT INJUNCTION, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT.

(f) ADVICE OF COUNSEL. EACH OF THE PARTIES REPRESENTS TO EACH OTHER PARTY HERETO THAT IT HAS DISCUSSED THIS AGREEMENT AND, SPECIFICALLY, THE PROVISIONS OF THIS SECTION 18, WITH ITS COUNSEL.

SECTION 19. Notices. All notices or other communications hereunder shall be given in the manner and to the address of the Borrower, in the case of Grantor, and to the address of the Administrative Agent, in each case, as set forth in the Credit Agreement.

SECTION 20. Section Titles. The section titles herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

SECTION 21. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 22. Merger. This Agreement represents the final agreement of Grantor and the Administrative Agent with respect to the matters contained herein and may not be contradicted by evidence of prior or contemporaneous agreements, or subsequent oral agreements, between Grantor and the Administrative Agent or any Holder of Secured Obligations

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

STEINER MARKS LIMITED

By: /s/ Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

ATTEST:

By:____________________________
Title:

Accepted and agreed to as of the day and year first above written.

ABN AMRO BANK N.V.,
as Administrative Agent

By: /s/ Thomas A. Kramer______________
Name: Thomas A. Kramer
Title: Senior Vice President

By: /s/ Joseph P. Lynch________________
Name: Joseph P. Lynch
Title: Vice President

ATTACHMENT TO

SCHEDULE A
to
Trademark Security Agreement
Dated as of July __, 2001

TRADEMARKS

Trademark Owner	Trademark	Application No./ Registration No.	Application/ Registration Date	Country Where Filed/ Registered	Intl. Trademark Class and Goods or Services
Steiner Marks Limited	THE GREENHOUSE	Registration No. 938,313	Registration Date: July 18, 1972	United States of America	Intl. Class 42; Health and beauty resort services
Steiner Marks Limited	THE GREENHOUSE	Registration No. 2,136,821	Registration Date: February 17, 1998	United States of America	Intl. Class 3; Cosmetics and skin care products
Steiner Marks Limited	THE GREENHOUSE	Serial No. 75/728716	Application Date: June 15, 1999	United States of America	Intl. Class 30; Salad dressing
Steiner Marks Limited	THE GREENHOUSE SPA	Serial No. 75/855909	Application Date: November 22, 1999	United States of America	Intl. Class 29; Salad dressing
Steiner Marks Limited	SPA-JAMAS	Serial No. 75/920687	Application Date: February 15, 2000	United States of America	Intl. Class 25; Pajamas

SCHEDULE B
to
Trademark Security Agreement
Dated as of July __, 2001

LICENSES

1. License Agreement dated June 28, 1999 between The Greenhouse Spa, Inc. and GH Day Spas, Inc. for the use of the "Greenhouse" mark and related logos and derivations in connection with luxury spas, spa products and similar or related facilities.

2. License Agreement dated November 8, 2000 between The Greenhouse Spa, Inc. and GH Day Spas, Inc., 57th Street Day Spa, LLC and Birmingham Day Spa, LLC for the use of the "Greenhouse" mark and certain other marks described therein in connection with luxury spas, spa products and similar or related facilities.

3. Trademark/Service Mark License Agreement dated as of July ____, 2001 between Steiner Marks Limited and The Greenhouse Spa, Inc. for the use of the marks identified on Schedule A hereof in connection with luxury spas, spa products and similar or related facilities.

4. Trademark/Service Mark License Agreement dated as of July ____, 2001 between Steiner Marks Limited and The Greenhouse Day Spa Group, Inc. for the use of the marks identified on Schedule A hereof in connection with luxury spas, spa products and similar or related facilities.

STATE OF ILLINOIS)
) SS
COUNTY OF COOK)

The foregoing Trademark Security Agreement was acknowledged before me this ____ day of July, 2001, by Carl S. St. Philip, Vice President of COSMETICS LIMITED, a company organized under the laws of The Commonwealth of The Bahamas, on behalf of such corporation.

____
Notary Public
Cook County, Illinois
My commission expires: 12/15/02

STATE OF ILLINOIS)
) SS
COUNTY OF COOK)

The foregoing Trademark Security Agreement was acknowledged before me this ____ day of July, 2001, by Thomas A. Kramer, Senior Vice President and Joseph P. Lynch, Vice President, of ABN AMRO Bank N.V., on behalf of such institution.

____
Notary Public
Cook County, Illinois
My commission expires: 12/15/02

EXHIBIT M-2

TO

CREDIT AGREEMENT

Form of Copyright Security Agreement

COPYRIGHT SECURITY AGREEMENT

THIS COPYRIGHT SECURITY AGREEMENT (the "Agreement") is made as of July 2, 2001, by and between Steiner Management Services, LLC, a Florida limited liability company ("Grantor"), and ABN AMRO BANK N.V., as contractual representative (the "Administrative Agent") for its benefit and the benefit of the "Holders of Secured Obligations" (as such term is defined in the "Credit Agreement" defined below).

W I T N E S S E T H:

WHEREAS, Steiner Leisure Limited, a company organized under the laws of The Commonwealth of The Bahamas, (the "Borrower"), the institutions from time to time party thereto as "Lenders", the Administrative Agent, SunTrust Bank, as "Syndication Agent" and BankUnited, FSB, as "Documentation Agent" are parties to that certain Credit Agreement dated as of July 2, 2001 (as the same may hereafter be modified, amended, restated or supplemented from time to time, the "Credit Agreement"), pursuant to which the Lenders may, from time to time, extend credit to the Borrower; and

WHEREAS, Grantor, the Borrower, certain other subsidiaries of the Borrower and the Administrative Agent are parties to that certain Security Agreement dated as of July 2, 2001 (as the same may hereafter be modified, amended, restated or supplemented from time to time, the "Security Agreement"), pursuant to which Grantor, the Borrower and certain other subsidiaries of the Borrower have granted a security interest in certain of their assets to the Administrative Agent for the benefit of the Administrative Agent and the Holders of Secured Obligations; and

WHEREAS, the Lenders have required Grantor to execute and deliver this Agreement (i) in order to secure the prompt and complete payment, observance and performance of all of the "Secured Obligations" (as defined in the Credit Agreement) and (ii) as a condition precedent to any extension of credit to the Borrower under the Credit Agreement;

NOW, THEREFORE, in consideration of the premises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor agrees as follows:

SECTION 1. Defined Terms.

(a) Unless otherwise defined herein, each capitalized term used herein that is defined in the Credit Agreement shall have the meaning specified for such term in the Credit Agreement. Unless otherwise defined herein or in the Credit Agreement, each capitalized term used herein that is defined in the Security Agreement shall have the meaning specified for such term in the Security Agreement.

(b) The words "hereof," "herein" and "hereunder" and words of like import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified.

(c) All terms defined in this Agreement in the singular shall have comparable meanings when used in the plural, and *vice versa*, unless otherwise specified.

SECTION 2. Incorporation of Premises. The premises set forth above are incorporated into this Agreement by this reference thereto and are made a part hereof.

SECTION 3. Incorporation of the Credit Agreement. The Credit Agreement and the terms and provisions thereof are hereby incorporated herein in their entirety by this reference thereto.

SECTION 4. Security Interest in Copyrights. To secure the complete and timely payment, performance and satisfaction of all of the Secured Obligations, Grantor hereby grants to the Administrative Agent, for the benefit of the Holders of Secured Obligations, a security interest in, as and by way of a first mortgage and security interest having priority over all other security interests, with power of sale to the extent permitted by applicable law, all of Grantor's now owned or existing and hereafter acquired or arising:

(a) copyrights, whether or not published or registered under the Copyright Act of 1976, 17 U.S.C. §101 et seq., as the same shall be amended from time to time, and any predecessor or successor statute thereto, and applications for registration of copyrights, and all works of authorship and other intellectual property rights therein, including, without limitation, copyrights for computer programs, source code and object code data bases and related materials and documentation and including, without limitation, the registered copyrights and copyright applications listed on Schedule A attached hereto and made a part hereof, and (i) all renewals, revisions, derivative works, enhancements, modifications, updates, new releases or other revisions thereof, (ii) all income, royalties, damages and payments now and hereafter due and/or payable with respect thereto, including, without limitation, payments under all licenses entered into in connection therewith and damages and payments for past or future infringements thereof, (iii) the right to sue for past, present and future infringements thereof, (iv) the goodwill of Grantor's business symbolized by the foregoing and connected therewith, and (v) all of Grantor's rights corresponding thereto throughout the world (all of the foregoing copyrights and applications, together with the items described in clauses (i)-(v), being sometimes hereinafter individually and/or collectively referred to as the "Copyrights"); and

(b) rights under or interest in license agreements with any other party now or hereafter entered into in connection with any Copyrights or such other party's copyrights or copyright registrations or applications, whether the Grantor is a licensor or licensee under any such license agreement, including, without limitation, the license agreements listed on Schedule B attached hereto (except as may otherwise be disclosed to the Administrative Agent) and made a part hereof, and the right to use the foregoing in connection with the enforcement of the Administrative Agent's and the Holders of Secured Obligations' rights under the Credit Agreement, including, without limitation, the right to prepare for sale or distribution and sell, copy, as permitted, or distribute any and all Inventory now and hereafter owned by Grantor and now or hereafter covered by such license (all of the foregoing being hereinafter referred to collectively as the "Licenses"); and

(c) copyrightable materials now or hereafter owned by Grantor, all tangible property embodying the Copyrights or such copyrightable materials, and all tangible property covered by the Licenses.

SECTION 5. Restrictions on Future Agreements. Grantor will not, without the Administrative Agent's prior written consent (which consent shall not be unreasonably withheld or delayed), enter into any agreement, including, without limitation, any license agreement, which is inconsistent with this Agreement, and Grantor further agrees that it will not take any action, and will use its best efforts not to permit any action to be taken by others, including, without limitation, licensees, or fail to take any action, which would in any respect affect the validity or enforcement of the rights transferred to the Administrative Agent under this Agreement or the rights associated with the Copyrights or Licenses. Notwithstanding the foregoing provisions of this Section 5 or any other provision of this Agreement, so long as no Default shall have occurred and be continuing, each Grantor may license and dispose of the Copyrights and Licenses in any lawful manner that is in the ordinary course of its business and is not inconsistent with the provisions of this Agreement.

SECTION 6. New Copyrights and Licenses. Grantor represents and warrants to the best of their knowledge that, from and after the Closing Date, (a) the Copyrights listed on Schedule A include all of the registered copyrights and applications for registration of copyrights in connection therewith now owned or held by Grantor, (b) the Licenses listed on Schedule B include all of the copyright license agreements under which Grantor is the licensee or licensor and (c) no liens, claims or security interests in such Copyrights and Licenses have been granted by Grantor to any Person other than the Agent. If, prior to the termination of this Agreement, Grantor shall (i) obtain rights to any new copyrights, registered copyrights, or copyright applications, (ii) become entitled to the benefit of any copyrights, registered copyrights, copyright applications, copyright licenses or copyright license renewals, whether as licensee or licensor, or (iii) enter into any new copyright license agreement, the provisions of Section 4 above shall automatically apply thereto. Grantor shall give to the Administrative Agent written notice of events described in clauses (i), (ii) and (iii) of the preceding sentence promptly after the occurrence thereof, but in any event not less frequently than on a quarterly basis. Upon the occurrence of the events described in clauses (i), (ii) and (iii) above, Grantor hereby authorizes the Administrative Agent to modify this Agreement unilaterally (i) by amending Schedule A to include any future copyrights, registered copyrights and copyright applications and by amending Schedule B to include any future copyright license agreements which are Copyrights or Licenses under Section 4 above or under this Section 6, and (ii) by filing, in addition to and not in substitution for this Agreement, a duplicate original of this Agreement containing on Schedule A or B thereto, as the case may be, such future copyrights, registered copyrights, copyright applications and copyright license agreements.

SECTION 7. Royalties. Grantor hereby agrees that the use by the Administrative Agent of the Copyrights and Licenses as authorized hereunder in connection with the Administrative Agent's exercise of its rights and remedies under Section 15 or pursuant to Section 17 of the Security Agreement shall be coextensive with Grantor's rights thereunder and with respect thereto and without any liability for royalties or other related charges from the Administrative Agent or the other Holders of Secured Obligations to Grantor.

SECTION 8. Right to Inspect; Further Assignments and Security Interests. The Administrative Agent may at all reasonable times (and at any time when an Unmatured Default or Default exists) have access to, examine, audit, make copies (at Grantor's expense) and extracts from and inspect Grantor's premises and examine Grantor's books, records and operations relating to the Copyrights and Licenses; provided, that in conducting such inspections and examinations, the Administrative Agent shall use reasonable efforts not to disturb unnecessarily the conduct of Grantor's ordinary business operations. Grantor agrees not to sell or assign its respective interests in, or grant any license under, the Copyrights or the Licenses without the prior and express written consent of the Administrative Agent.

SECTION 9. Nature and Continuation of the Administrative Agent's Security Interest; Termination of the Administrative Agent's Security Interest. This Agreement is made for collateral security purposes only and, accordingly, it does not transfer title to the Copyrights and Licenses to the Administrative Agent. This Agreement shall create a continuing security interest in the Copyrights and Licenses and shall terminate only when the Secured Obligations have been paid in full in cash and the Credit Agreement and the Security Agreement have been terminated. When this Agreement has terminated, the Administrative Agent shall promptly execute and deliver to Grantor, at Grantor's expense, all termination statements, satisfactions and other instruments as may be necessary or proper to terminate the Administrative Agent's security interest in the Copyrights and the Licenses, subject to any disposition thereof which may have been made by the Administrative Agent pursuant to this Agreement or the Security Agreement.

SECTION 10. Duties of Grantor. Grantor shall have the duty to take any such actions as may be deemed necessary or appropriate by such Grantor in its reasonable business judgment, to: (i) prosecute diligently any copyright application included in the Copyrights, (ii) make application for registration of such uncopyrighted but copyrightable material as Grantor deems appropriate, (iii) place notices of copyright on all property embodying the Copyrights and use its best efforts to have its licensees do the same and (iv) take all reasonable and necessary action to preserve and maintain all of Grantor's rights in the Copyrights and Licenses including, without limitation, making timely filings for renewals and extensions and diligently monitoring unauthorized use thereof. Notwithstanding the foregoing provisions of this Section 10 or any other provision of this Agreement, Grantor shall have the right to discontinue use or prosecution of any application or registration for any Copyright where such discontinuance is deemed necessary or desirable by Grantor in the exercise of its reasonable business judgment. Any expenses incurred in connection with the foregoing shall be borne by Grantor. Neither the Administrative Agent nor any of the Holders of Secured Obligations shall have any duty with respect to the Copyrights and Licenses. Without limiting the generality of the foregoing, neither the Administrative Agent nor any of the Holders of Secured Obligations shall be under any obligation to take any steps necessary to preserve rights in the Copyrights or Licenses against any other parties, but the Administrative Agent may do so at its option from and after the occurrence of a Default, and all expenses incurred in connection therewith shall be for the sole account of Grantor and shall be added to the Secured Obligations secured hereby.

SECTION 11. The Administrative Agent's Right to Sue. From and after the occurrence of a Default, the Administrative Agent shall have the right, but shall not be obligated, to bring suit in its own name to enforce the Copyrights and the Licenses and, if the Administrative Agent shall commence any such suit, Grantor shall, at the request of the Administrative Agent, do any and all lawful acts and execute any and all proper documents required by the Administrative Agent in aid of such enforcement. Grantor shall, upon demand, promptly reimburse the Administrative Agent for all costs and expenses incurred by the Administrative Agent in the exercise of its rights under this Section 11 (including, without limitation, reasonable fees and expenses of attorneys and paralegals for the Administrative Agent).

SECTION 12. Waivers. The Administrative Agent's failure, at any time or times hereafter, to require strict performance by Grantor of any provision of this Agreement shall not waive, affect or diminish any right of the Administrative Agent thereafter to demand strict compliance and performance therewith nor shall any course of dealing between Grantor and the Administrative Agent have such effect. No single or partial exercise of any right hereunder shall preclude any other or further exercise thereof or the exercise of any other right. None of the undertakings, agreements, warranties, covenants and representations of Grantor contained in this Agreement shall be deemed to have been suspended or waived by the Administrative Agent unless such suspension or waiver is in writing signed by an officer of the Administrative Agent and directed to Grantor specifying such suspension or waiver.

SECTION 13. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but the provisions of this Agreement are severable, and if any clause or provision shall be held invalid and unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part hereof, in such jurisdiction, and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision of this Agreement in any jurisdiction.

SECTION 14. Modification. This Agreement cannot be altered, amended or modified in any way, except as specifically provided in Section 6 hereof or by a writing signed by the parties hereto.

SECTION 15. Cumulative Remedies; Power of Attorney. Grantor hereby irrevocably designates, constitutes and appoints the Administrative Agent (and all Persons designated by the Administrative Agent in its sole and absolute discretion) as Grantor's true and lawful attorney-in-fact, and authorizes the Administrative Agent and any of the Administrative Agent's designees, in Grantor's or the Administrative Agent's name, to take any action and execute any instrument which the Administrative Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, from the giving by the Administrative Agent of notice to Grantor of the Administrative Agent's intention to enforce its rights and claims against Grantor, to (i) endorse Grantor's name on all applications, documents, papers and instruments necessary or desirable for the Administrative Agent in the use of the Copyrights, the Licenses or copyrightable materials, (ii) assign, pledge, convey or otherwise transfer title in or dispose of the Copyrights, the Licenses or copyrightable materials to anyone on commercially reasonable terms, (iii) grant or issue any exclusive or nonexclusive license under the Copyrights or, to the extent permitted, under the Licenses, to anyone on commercially reasonable terms, and (iv) take any other actions with respect to the Copyrights, the Licenses or any copyrightable materials as the Administrative Agent deems in its own or the Holders of Secured Obligations' best interest; provided, however, that the power of attorney granted herein may only be exercised from and after the occurrence and during the continuance of a Default. Grantor hereby ratifies all that such attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable until all of the Secured Obligations shall have been paid in full in cash and the Credit Agreement shall have been terminated. Grantor acknowledges and agrees that this Agreement is not intended to limit or restrict in any way the rights and remedies of the Administrative Agent or the other Holders of Secured Obligations under the Security Agreement, but rather is intended to facilitate the exercise of such rights and remedies.

The Administrative Agent shall have, in addition to all other rights and remedies given it by the terms of this Agreement, all rights and remedies allowed by law and the rights and remedies of a secured party under the Uniform Commercial Code as enacted in any jurisdiction in which the Copyrights or the Licenses may be located or deemed located. Upon the occurrence of a Default and the election by the Administrative Agent to exercise any of its remedies under Section 9-504 or Section 9-505 of the Uniform Commercial Code with respect to the Copyrights and Licenses, Grantor agrees to assign, convey and otherwise transfer title in and to the Copyrights and the Licenses to the Administrative Agent or any transferee of the Administrative Agent and to execute and deliver to the Administrative Agent or any such transferee all such agreements, documents and instruments as may be necessary, in the Administrative Agent's sole discretion, to effect such assignment, conveyance and transfer. All of the Administrative Agent's rights and remedies with respect to the Copyrights and the Licenses, whether established hereby, by the Security Agreement, by any other agreements or by law, shall be cumulative and may be exercised separately or concurrently. Notwithstanding anything set forth herein to the contrary, it is hereby expressly agreed that upon the occurrence and continuance of a Default, the Administrative Agent may exercise any of the rights and remedies provided in this Agreement, the Security Agreement and any of the other Loan Documents. Grantor agrees that any notification of intended disposition of any of the Copyrights and Licenses required by law shall be deemed reasonably and properly given if given at least ten (10) days before such disposition; provided, however, that the Administrative Agent may give any shorter notice that is commercially reasonable under the circumstances.

SECTION 16. Successors and Assigns. This Agreement shall be binding upon Grantor and its successors and assigns, and shall inure to the benefit of each of the Holders of Secured Obligations and its nominees, successors and assigns. Grantor's successors and assigns shall include, without limitation, a receiver, trustee or debtor-in-possession of or for Grantor; provided, however, that Grantor shall not voluntarily assign or transfer its rights or obligations hereunder without the Administrative Agent's prior written consent (which consent shall not be unreasonably withheld or delayed).

SECTION 17. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS. ANY DISPUTE BETWEEN THE PLEDGOR AND THE ADMINISTRATIVE AGENT OR ANY LENDER, OR ANY OTHER HOLDER OF SECURED OBLIGATIONS ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS AGREEMENT, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION, 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS.

SECTION 18. CONSENT TO JURISDICTION; SERVICE OF PROCESS; JURY TRIAL.

(a) EXCLUSIVE JURISDICTION. EXCEPT AS PROVIDED IN SUBSECTION (b), EACH OF THE PARTIES HERETO AGREES THAT ALL DISPUTES AMONG THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED EXCLUSIVELY BY STATE OR FEDERAL COURTS LOCATED IN CHICAGO, ILLINOIS, BUT THE PARTIES HERETO ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF CHICAGO, ILLINOIS. EACH OF THE PARTIES HERETO WAIVES IN ALL DISPUTES BROUGHT PURSUANT TO THIS SUBSECTION (a) ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

(b) OTHER JURISDICTIONS. THE PLEDGOR AGREES THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY HOLDER OF SECURED OBLIGATIONS SHALL HAVE THE RIGHT TO PROCEED AGAINST THE PLEDGOR OR ITS PROPERTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PERSON TO (1) OBTAIN PERSONAL JURISDICTION OVER THE PLEDGOR OR (2) REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE SECURED OBLIGATIONS OR (3) ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PERSON. THE PLEDGOR AGREES THAT IT WILL NOT ASSERT ANY COUNTERCLAIMS (UNLESS COMPULSORY) IN ANY PROCEEDING BROUGHT BY SUCH PERSON TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF SUCH PERSON. THE PLEDGOR WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH SUCH PERSON HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION (b).

(c) SERVICE OF PROCESS; VENUE. THE PLEDGOR WAIVES PERSONAL SERVICE OF ANY PROCESS UPON IT AND IRREVOCABLY APPOINTS AMERICAN INFORMATION SYSTEMS, INC., WHOSE ADDRESS IS ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR, MIAMI, FLORIDA 33131 AS THE PLEDGOR'S AGENT FOR THE

PURPOSE OF ACCEPTING ANY WRITS, SERVICE OF PROCESS OR SUMMONSES IN ANY SUIT, ACTION OR PROCEEDING ISSUED BY ANY COURT. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF THE ADMINISTRATIVE AGENT OR THE HOLDERS OF SECURED OBLIGATIONS TO SERVE ANY SUCH WRITS, PROCESS OR SUMMONSES IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. THE PLEDGOR IRREVOCABLY WAIVES ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION OF THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH IN ANY JURISDICTION SET FORTH ABOVE.

(d) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(e) WAIVER OF BOND. THE PLEDGOR WAIVES THE POSTING OF ANY BOND OTHERWISE REQUIRED OF ANY PARTY HERETO IN CONNECTION WITH ANY JUDICIAL PROCESS OR PROCEEDING TO REALIZE ON THE COLLATERAL, ENFORCE ANY JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PARTY, OR TO ENFORCE BY SPECIFIC PERFORMANCE, TEMPORARY RESTRAINING ORDER, PRELIMINARY OR PERMANENT INJUNCTION, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT.

(f) ADVICE OF COUNSEL. EACH OF THE PARTIES REPRESENTS TO EACH OTHER PARTY HERETO THAT IT HAS DISCUSSED THIS AGREEMENT AND, SPECIFICALLY, THE PROVISIONS OF THIS SECTION 18, WITH ITS COUNSEL.

SECTION 19. Notices. All notices or other communications hereunder shall be given in the manner and to the address of the Parent, in the case of the Grantor, and to the address of the Administrative Agent, in each case, as set forth in the Credit Agreement.

SECTION 20. Section Titles. The section titles herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

SECTION 21. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 22. Merger. This Agreement represents the final agreement of the Grantor and the Administrative Agent with respect to the matters contained herein and may not be contradicted by evidence of prior or contemporaneous agreements, or subsequent oral agreements, between the Grantor and the Administrative Agent, and the Holders of Secured Obligations.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

STEINER MANAGEMENT SERVICES, LLC

By: _/s/ Carl S. St. Philip________________
Name: Carl S. St. Philip
Title: Vice President

ATTEST:

By:____________________________
Title:

Accepted and agreed to as of the day and year first above written.

ABN AMRO BANK N.V.,
as Administrative Agent

By: /s/ Thomas A. Kramer
Name: Thomas A. Kramer
Title: Senior Vice President

By: /s/ Joseph P. Lynch
Name: Joseph P. Lynch
Title: Vice President

SCHEDULE A
to
Copyright Security Agreement
Dated as of July 2, 2001

Registered Copyrights

Title/Description	Registration No.	Date Registered
Title: Time to Spa Edition: 1st ed. Physical Media: Sheets	TXU-929-874	December 12, 1999

SCHEDULE B
to
Copyright Security Agreement
Dated as of July 2, 2001

License Agreements

None

STATE OF ILLINOIS)
) SS
COUNTY OF COOK)

The foregoing Copyright Security Agreement was acknowledged before me this ____ day of July, 2001, by Carl S. St. Philip, Vice President of STEINER MANAGEMENT SERVICES, LLC, a Florida limited liability company, on behalf of such corporation.

____

Notary Public
Cook County, Illinois
My commission expires: 12/15/02

STATE OF ILLINOIS)
) SS
COUNTY OF COOK)

The foregoing Copyright Security Agreement was acknowledged before me this ____ day of July, 2001, by Thomas A. Kramer, Senior Vice President and Joseph P. Lynch, Vice President of ABN AMRO Bank N.V., on behalf of such institution.

____

Notary Public
Cook County, Illinois
My commission expires: 12/15/02

My commission expires:__________

EXHIBIT N

TO

CREDIT AGREEMENT

Form of Limited Liability Company Collateral Assignment

LIMITED LIABILITY COMPANY COLLATERAL ASSIGNMENT

THIS LIMITED LIABILITY COMPANY COLLATERAL ASSIGNMENT (the "Collateral Assignment Agreement"), dated as of July 2, 2001, is entered into by and between STEINER SPA LIMITED, a company organized under the laws of The Commonwealth of The Bahamas, (the "Grantor") and ABN AMRO BANK N.V., as contractual representative (the "Administrative Agent") for itself and for the "Holders of Secured Obligations" under (and as defined in) the Credit Agreement defined below. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Credit Agreement (as defined below).

WITNESSETH:

WHEREAS, Steiner Leisure Limited, a company organized under the laws of The Commonwealth of The Bahamas (the "Borrower"), the financial institutions from time to time parties thereto as lenders (the "Lenders"), the Administrative Agent, SunTrust Bank, as Syndication Agent and BankUnited, FSB, as Documentation Agent have entered into that certain Credit Agreement, dated as of July 2, 2001 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), pursuant to which the Lenders have agreed, subject to certain conditions precedent, to make loans and other financial accommodations to the Borrower from time to time;

WHEREAS, the Grantor, will benefit directly or indirectly from the loans and other financial accommodations made to the Borrower under the Credit Agreement;

WHEREAS, the Administrative Agent and the Lenders have required, as a condition to their entering into the Credit Agreement, that Grantor execute and deliver this Collateral Assignment Agreement;

NOW, THEREFORE, for and in consideration of the foregoing and of any financial accommodations or extensions of credit (including, without limitation, any loan or advance by renewal, refinancing or extension of the agreements described hereinabove or otherwise) heretofore, now or hereafter made to or for the benefit of the Borrower pursuant to the Credit Agreement or any other agreement, instrument or document executed pursuant to or in connection therewith, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor and the Administrative Agent hereby agree as follows:

SECTION 1. Grant. The Grantor hereby grants to the Administrative Agent for the benefit of the Administrative Agent and the Holders of Secured Obligations, a security interest in one hundred percent (100%) of the Grantor's economic interest in and right to receive payments or distributions of any kind from Mandara Spa LLC, a Delaware limited liability company ("Collateral") to secure the prompt payment, performance and observance of the Secured Obligations.

SECTION 2. Representations and Warranties. Each Grantor represents and warrants as follows:

(a) The Grantor is the sole legal and beneficial owner of sixty percent (60%) of the issued and outstanding Capital Units of Mandara Spa LLC, a Delaware limited liability company, free and clear of any Lien except for the Liens in favor of the Administrative Agent;

(b) The Grantor has full corporate power and authority to enter into this Collateral Assignment Agreement;

(c) The Grantor agrees to execute and file financing statements pursuant to the Uniform Commercial Code as the Administrative Agent may request to perfect the security interest granted hereby;

SECTION 3. Dividends and Other Distributions.

(a) So long as no Default shall have occurred and is continuing:

(i) The Grantor shall be entitled to receive and retain any and all dividends, cash distributions and interest paid in respect of the Collateral to the extent such distributions are not prohibited by the Credit Agreement, provided, however, that any and all

(A) distributions, dividends and interest paid or payable other than in cash with respect to, and instruments and other property received, receivable or otherwise distributed with respect to, or in exchange for, any of the Collateral;

(B) dividends and other distributions paid or payable in cash with respect to any of the Collateral on account of a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus; and

(C) cash paid, payable or otherwise distributed with respect to principal of, or in redemption of, or in exchange for, any of the Collateral;

shall be Collateral, and shall be forthwith delivered to the Administrative Agent to hold, for the benefit of the Administrative Agent and the Holders of Secured Obligations, as Collateral and shall, if received by the Grantor, be received in trust for the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, be segregated from the other property or funds of the Grantor, and be delivered immediately to the Administrative Agent as Collateral in the same form as so received (with any necessary endorsement); and

(b) After the occurrence and during the continuance of a Default:

(i) All rights of the Grantor to receive the dividends, distributions and interest payments which it would otherwise be authorized to receive and retain pursuant to Section 7(a)(i) hereof shall cease, and all such rights shall thereupon become vested in the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, which shall thereupon have the sole right to receive and hold as Collateral such dividends, distributions and interest payments;

(ii) All dividends, distributions and interest payments which are received by the Grantor contrary to the provisions of clause (i) of this Section 7(b) shall be received in trust for the Administrative Agent, for the benefit of the Administrative Agent and the Holders of Secured Obligations, shall be segregated from other funds of such Grantor and shall be paid over immediately to the Administrative Agent as Collateral in the same form as so received (with any necessary endorsements);

SECTION 4. Transfers and Other Liens. The Grantor agrees that it will not (a) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral without the prior written consent of the Administrative Agent, except as permitted under the Credit Agreement, or (b) create or permit to exist any Lien upon or with respect to any of the Collateral, except for the security interests under this Collateral Assignment Agreement.

SECTION 5. Remedies. The Administrative Agent shall have, in addition to any other rights given under this Collateral Assignment Agreement or by law, all of the rights and remedies with respect to the Collateral of a secured party under the Uniform Commercial Code as in effect in the State of Illinois.

SECTION 6. Administrative Agent Appointed Attorney-in-Fact. The Grantor hereby appoints the Administrative Agent its attorney-in-fact, coupled with an interest, with full authority, in the name of such Grantor or otherwise, from time to time in the Administrative Agent's sole discretion, to take any action and to execute any instrument which the Administrative Agent may deem necessary or advisable to accomplish the purposes of this Collateral Assignment Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to such Grantor representing any dividend, distribution, interest payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same; provided, however that the Administrative Agent agrees to exercise such powers only so long as a Default shall have occurred and is continuing.

SECTION 7. Term. This Collateral Assignment Agreement shall remain in full force and effect until the Secured Obligations have been fully and indefeasibly paid in cash and the Credit Agreement has terminated pursuant to its terms. Upon the termination of this Collateral Assignment Agreement as provided above (other than as a result of the sale of the Collateral), the Administrative Agent will release the security interest created hereunder and, if it then has possession of the Pledged Stock, will deliver the Pledged Stock and the Powers to the applicable Grantor.

SECTION 8. Definitions. The singular shall include the plural and vice versa and any gender shall include any other gender as the context may require.

SECTION 9. Successors and Assigns. This Collateral Assignment Agreement shall be binding upon and inure to the benefit of each Grantor, the Administrative Agent, for the benefit of itself and the Holders of Secured Obligations, and their respective successors and assigns. Each Grantor's successors and assigns shall include, without limitation, receivers, trustees or debtors-in-possession of or for such Grantor.

SECTION 10. GOVERNING LAW. THIS COLLATERAL ASSIGNMENT AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS. ANY DISPUTE BETWEEN THE GRANTOR AND THE ADMINISTRATIVE AGENT OR ANY LENDER, OR ANY OTHER HOLDER OF SECURED OBLIGATIONS ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS COLLATERAL ASSIGNMENT AGREEMENT, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT LIMITATION, 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS.

SECTION 11. TRIAL. CONSENT TO JURISDICTION; SERVICE OF PROCESS; JURY

(a) EXCLUSIVE JURISDICTION. EXCEPT AS PROVIDED IN SUBSECTION (b), EACH OF THE PARTIES HERETO AGREES THAT ALL DISPUTES AMONG THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED EXCLUSIVELY BY STATE OR FEDERAL COURTS LOCATED IN CHICAGO, ILLINOIS, BUT THE PARTIES HERETO ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF CHICAGO, ILLINOIS. EACH OF THE PARTIES HERETO WAIVES IN ALL DISPUTES BROUGHT PURSUANT TO THIS SUBSECTION (a) ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT CONSIDERING THE DISPUTE.

(b) OTHER JURISDICTIONS. EACH GRANTOR AGREES THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY OTHER HOLDER OF SECURED OBLIGATIONS SHALL HAVE THE RIGHT TO PROCEED AGAINST EACH GRANTOR OR ITS RESPECTIVE PROPERTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PERSON TO (1) OBTAIN PERSONAL JURISDICTION OVER SUCH GRANTOR OR (2) REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE SECURED OBLIGATIONS, OR (3) IN ORDER TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PERSON. EACH GRANTOR AGREES THAT IT

WILL NOT ASSERT ANY COUNTERCLAIMS (UNLESS COMPULSORY) IN ANY PROCEEDING BROUGHT BY SUCH PERSON TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF SUCH PERSON. EACH GRANTOR WAIVES ANY OBJECTION THAT IT MAY HAVE TO THE LOCATION OF THE COURT IN WHICH SUCH PERSON HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SUBSECTION (b).

(c) VENUE. THE LENDERS AND EACH GRANTOR IRREVOCABLY WAIVES ANY OBJECTION (INCLUDING, WITHOUT LIMITATION, ANY OBJECTION OF THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS) WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH IN ANY JURISDICTION SET FORTH ABOVE.

(d) EACH GRANTOR WAIVES PERSONAL SERVICE OF ANY PROCESS UPON IT AND IRREVOCABLY APPOINTS AMERICAN INFORMATION SERVICES, INC., WITH OFFICES AT ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR, MIAMI, FLORIDA 33131, AS THE GRANTOR'S AGENT FOR THE PURPOSE OF ACCEPTING ANY WRITS, SERVICE OF PROCESS OR SUMMONSES ISSUED BY ANY COURT. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF THE ADMINISTRATIVE AGENT OR THE HOLDERS OF SECURED OBLIGATIONS TO SERVE ANY SUCH WRITS, PROCESS OR SUMMONSES IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(f) WAIVER OF BOND. EACH GRANTOR WAIVES THE POSTING OF ANY BOND OTHERWISE REQUIRED OF ANY PARTY HERETO IN CONNECTION WITH ANY JUDICIAL PROCESS OR PROCEEDING TO REALIZE ON THE COLLATERAL, ENFORCE ANY JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF SUCH PARTY, OR TO ENFORCE BY SPECIFIC PERFORMANCE, TEMPORARY RESTRAINING ORDER, PRELIMINARY OR PERMANENT INJUNCTION, THIS COLLATERAL ASSIGNMENT AGREEMENT OR ANY OTHER LOAN DOCUMENT.

(g) ADVICE OF COUNSEL. EACH OF THE PARTIES REPRESENTS TO EACH OTHER PARTY HERETO THAT IT HAS DISCUSSED THIS AGREEMENT AND, SPECIFICALLY, THE PROVISIONS OF THIS SECTION 16, WITH ITS COUNSEL.

SECTION 12. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Collateral Assignment Agreement. In the event an ambiguity or question of intent or interpretation arises, this Collateral Assignment Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Collateral Assignment Agreement.

SECTION 13. Severability. Whenever possible, each provision of this Collateral Assignment Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but, if any provision of this Collateral Assignment Agreement shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Collateral Assignment Agreement.

SECTION 14. Further Assurances. Each Grantor agrees that it will cooperate with the Administrative Agent and will execute and deliver, or cause to be executed and delivered, all such other stock powers, proxies, instruments and documents, and will take all such other actions, including, without limitation, the execution and filing of financing statements, as the Administrative Agent may reasonably request from time to time in order to carry out the provisions and purposes of this Collateral Assignment Agreement.

SECTION 15. The Administrative Agent's Duty of Care. The Administrative Agent shall not be liable for any acts, omissions, errors of judgment or mistakes of fact or law including, without limitation, acts, omissions, errors or mistakes with respect to the Collateral, except for those arising out of or in connection with the Administrative Agent's (i) Gross Negligence or willful misconduct, or (ii) failure to use reasonable care with respect to the safe custody of the Collateral in the Administrative Agent's possession. Without limiting the generality of the foregoing, the Administrative Agent shall be under no obligation to take any steps necessary to preserve rights in the Collateral against any other parties but may do so at its option. All expenses incurred in connection therewith shall be for the sole account of each Grantor, and shall constitute part of the Secured Obligations secured hereby.

SECTION 16. Notices. All notices and other communications required or desired to be served, given or delivered hereunder shall be given in the manner and to the addresses set forth in the Credit Agreement.

SECTION 17. Amendments, Waivers and Consents. No amendment or waiver of any provision of this Collateral Assignment Agreement nor consent to any departure by any Grantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Administrative Agent pursuant to the terms of the Credit Agreement, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 18. Section Headings. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

SECTION 19. Execution in Counterparts. This Collateral Assignment Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which shall together constitute one and the same agreement.

SECTION 20. Merger. This Collateral Assignment Agreement and the other Loan Documents embody the final and entire agreement and understanding among the Grantor, the Administrative Agent and the Holders of Secured Obligations and supersede all prior agreements and understandings among the Grantor, the Administrative Agent and the Holders of Secured Obligations relating to the subject matter thereof. This Collateral Assignment Agreement and the other Loan Documents may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties hereto.

IN WITNESS WHEREOF, the Grantor and the Administrative Agent have executed this Collateral Assignment Agreement as of the date set forth above.

STEINER SPA LIMITED

By:_______________________________
Name:
Title:

ABN AMRO BANK N.V., as Administrative Agent for itself and the Lenders

By:_______________________________
Name:
Title:

Schedule 1.1.1

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

PERMITTED EXISTING INDEBTEDNESS

1. Indebtedness arising from intercompany loans and advances (a) from any Subsidiary of the Borrower to the Borrower or any other Loan Party, and (b) from the Borrower to any wholly-owned Subsidiary of the Borrower.

2. See also Schedule 1.1.4 - Contingent Obligations.

Schedule 1.1.2

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

PERMITTED EXISTING INVESTMENTS

1. Loan Agreement dated March 1, 2001, as amended and restated on April 26, 2001, by and among Steiner U.S. Holdings, Inc., as lender, and TGH, LLC, as borrower, providing for a loan from Steiner U.S. Holdings, Inc. to TGH, LLC in the original principal amount of $3,625,000.

2. Investments arising from intercompany loans and advances (a) from any Subsidiary of the Borrower to the Borrower or any other Loan Party, and (b) from the Borrower to any wholly-owned Subsidiary of the Borrower.

3. Joint Venture Agreement dated as of December 25, 1999 between Spa Resources Limited and H.E. Sheikh Mana Khalifa Al Maktoum trading as Cleopatra and Steiner Beauty Training Center.

4. Heads of Agreement dated as of December 25, 1999 between H.E. Sheikh Mana Bin Khalifa Al Maktoum, through his sole proprietorship, MKM Commercial Services.

5. Cosmetics, Ltd.'s 85% interest in EBSC International Limited pursuant to the terms and conditions of that certain Agreement dated as of December 9, 1997 between Cosmetics, Ltd., Eagleview Investments Limited, Borrower, EBSC International Limited, The Beautiful Skin Centre Limited, and BSC Group Limited.

6. Promissory Note dated May 11, 2001 made by D.K. Partners, Inc. and payable to the order of Steiner U.S. Holdings, Inc. in the original principal amount of $560,000.

Schedule 1.1.3

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

PERMITTED EXISTING LIENS

1. Statutory or common law landlord's liens encumbering certain of Borrower's and/or its Subsidiaries' Inventory and other personal property.

2. Any encumbrances arising out of taxes or general or special assessments not in default and payable without penalty or interest.

3. Consensual security agreement contained in those certain Leases between Mohegan Tribal Gaming Authority and Steiner Spa Resorts (Connecticut), Inc., copies of which have been provided to the Agent.

4. See attached chart of Permitted Existing Liens.

Schedule 1.1.4

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

PERMITTED EXISTING CONTINGENT OBLIGATIONS

1. Guaranty dated October 2, 2000 from Steiner Leisure Limited in favor of Aladdin Gaming, LLC in respect of Steiner Spa Resorts (Nevada), Inc. obligations to Aladdin Gaming, LLC pursuant to the terms of that certain Lease Agreement dated as of October 19, 2000.

2. Outrigger Guam Guaranty of Lease dated as of January 31, 1998 made by H Group Holding, Inc. (an affiliate of Red Sail Spas, L.L.C.) in favor of Tanota Partners whereby Mandara Spa LLC pays H Group Holding, Inc. an annual guaranty fee of 1% of the total amount guaranteed, which is payable in quarterly installments.

3. Hilton Hawaiian Village Limited Guaranty of Lease Obligations, dated as of December 14, 2000, made by Mandara Spa LLC in favor of Hilton Hawaii Village LLC, which guarantees the obligations of Mandara Spa (Hawaii), L.L.C. under Lease Agreement, dated as of December 14, 2000, between Hilton Hawaiian Village LLC and Mandara Spa (Hawaii), L.L.C.

4. Limited Guaranty, dated as of February 1, 2001, made by Mandara Spa LLC in favor of Sun International Bahamas Limited, which guarantees the obligations of Mandara Spa (Bahamas), Ltd. under the Spa Concession Agreement, dated as of February 1, 2001, between Sun International Bahamas Limited and Mandara Spa (Bahamas), L.L.C.

5. Guaranty, dated as of August 9, 2000, made by Mandara Spa LLC in favor of ANA Real Estate Hawaii, Inc., which guarantees the obligations of Mandara Spa (Hawaii), L.L.C. under Lease Agreement, dated as of July 13, 2000, between ANA Real Estate Hawaii, L.L.C. and Mandara Spa (Hawaii), L.L.C.

6. Concession Agreement, dated as of October 17, 2000, made by Norwegian Cruise Lines Limited and Mandara Spa (Cruise II), L.L.C., pursuant to which Mandara Spa LLC has (I) guaranteed the performance of the obligations of Mandara Spa (Cruise II), L.L.C. under such Agreement, and (ii) to maintain a tangible net worth of at least $3,600,000.

7. Retail Concession Agreement, dated as of January 1, 2000, made by Celebrity Cruises, Inc. and Steiner Transocean Limited, pursuant to which Steiner Leisure Limited has

guaranteed the performance of the obligations of Steiner Transocean Limited under such Agreement.

8. Retail Concession Agreement, dated as of January 1, 2000, made by Royal Caribbean Ltd. and Steiner Transocean Limited, pursuant to which Steiner Leisure Limited has guaranteed the performance of the obligations of Steiner Transocean Limited under such Agreement.

Schedule 3.2

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

TRANSITIONAL LETTERS OF CREDIT

None.

Schedule 6.3

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

CONFLICTS; GOVERNMENTAL CONSENTS

1. The Mandara Entities are, from time to time, subject to audits, inspections and investigations. In particular, the spa facilities of Mandara Spa (Guam) L.L.C. have been the subject of periodic random inspections by the Guam Cosmetology Board.

2. Mandara Spa LLC filed Form BE-13 (Initial Report on a Foreign Person's Direct or Indirect Acquisition, Establishment or Purchase of the Operating Assets of a U.S. Business Enterprise, Including Real Estate) with the U.S. Department of Congress on June 26, 2000; however, Mandara Spa LLC has not filed any quarterly periodic reports on Form BE-605.

3. Mandara Spa (Bahamas), L.L.C. does not have Central Bank of the Bahamas approval to maintain a United States dollar bank account in the Bahamas. Mandara Spa (Bahamas), L.L.C. intends to close its United States dollar bank account at Royal Bank of Canada in the Bahamas.

4. Clark County, Nevada requires license approval for the board of managers of Mandara Spa LLC. The license application for John Stellato remains in progress. New members of the board of managers of Mandara Spa LLC and other persons affiliated with the Buyer or Steiner may be subject to approval by the metropolitan police department of Clark County, Nevada.

5. Mandara Spa (Thailand) Limited does not possess a license to conduct Aspa services≅ in Thailand nor does P.T. Mandara Spa Indonesia possess such license in Indonesia, as these countries do not recognize Aspa service≅ activities. Mandara Spa (Thailand) Limited possesses a license for comparable health and fitness activities. P.T. Mandara Spa Indonesia possesses approval to operate in the field of Management Consulting Services with a letter from the Investment Coordinating Board that such field of operation is deemed to include spa management services.

6. The Mandara Entities have entered into several lease agreements set forth on granting the Mandara Entities the right to operate spa concession facilities within various resort hotels. Terms under these lease agreements vary by hotel and may include both a monthly base rent and a percentage rent based on spa revenues. In addition, the lease

agreements call for various security deposits. The lease agreements range from five to ten years and include renewal terms.

7. From time to time political unrest in various locations in which the Mandara Entities (as defined in the Share Purchase Agreement, dated as of June 27, 2001, between Borrower, a Subsidiary of Borrower, SP Spa LLC and Red Sail Spa, L.L.C.) operate may result in decreased tourism, hotel closures, lower occupancy rates and other factors that may affect the Mandara Entities= operations and financial results.

8. In various jurisdictions in which the Mandara Entities operate, there is significant governmental volatility and a possibility of selective, non-uniform or arbitrary enforcement or refusal to enforce applicable laws and regulations. Specifically, Mandara Spa Asia Limited has recently had to increase the base salaries of its entry-level staff in Indonesia by approximately 14% as a result of recent government mandates. In addition, Mandara Spa Asia Limited acknowledges a risk of arbitrary or selective audits by taxing authorities.

9. As the Mandara Entities operate in several different countries, Mandara Spa Asia Limited is exposed to the risk of currency fluctuations, which can result in decreased revenues or increased expenses (measured in dollar terms). Mandara Spa Asia Limited's general practice is to dollar-index its spa service pricing; however, Mandara Spa Asia Limited does not engage in any material hedging or other strategies to mitigate currency risks.

10. The Mandara Entities operate primarily in Southeast Asia and, as such, are subject to general and specific economic conditions in such areas. Recent financial crises have resulted in certain government-required debt restructuring of various hotels in which the Mandara Entities operate, including governmental acquisition of certain hotels.

11. As the Mandara Entities operate in several different countries, the Company is exposed to the risk of currency fluctuations, which can result in decreased revenues or increased expenses (measured in dollar terms). The Company's general practice is to dollar-index its spa service pricing; however, the Company does not engage in any material hedging or other strategies to mitigate currency risks.

Schedule 6.4

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

PRO FORMA FINANCIAL STATEMENTS

Please see attached.

Schedule 6.7

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

DISCLOSED LITIGATION

1. Keicher, et. al. v. Louis Ongsingco, et. al., in the Circuit Court for Baltimore County, Case No. 03-C-01-005622.

2. Latoya Bain, Denise Cartwright, Kenoshia Saunders, et. al. and Tamesha Sargeant v. Steiner Leisure Limited, filed in The Bahamas, Case No. 63 of 2001.

3. RDR Associates Inc. v. GH Day Spas, Inc., et. al., in the New York Supreme Court, File No. 004108/00.

4. Levy v. GH Day Spas, Inc., in the New York Supreme Court, File No. 00106235.

5. Shira Cosmetics, Inc. v. GH Day Spas, Inc., in the Superior Court of New Jersey, Docket No. UNN-L-2031-01.

6. Dispute between Contractor and Elemis Ltd. (AElemis≅) B The contractor of the Elemis Day Spa has asserted in correspondence that it is entitled to an additional payment of ,350,000 for the completion of work at the spa. Elemis contests this amount and is considering an action against the contractor to recover some of the money already paid under the contract. Elemis has hired a third party to value the construction, and the contractor has since offered to settle the dispute for ,170,000. Elemis is awaiting the final valuation before deciding how to proceed in this matter.

7. Threatened litigation by uniform designer against Elemis B A designer of uniforms has threatened legal action against Elemis for infringement in connection with the use of a copyrighted design with respect to certain uniforms sold by Elemis. The supplier of the uniforms has agreed to indemnify Elemis in connection with such action and has paid all of Elemis' legal costs to date in connection with this claim.

8. Mandara Spa (Thailand) Company Limited is party to a Settlement Agreement dated May 14, 2001 with Tipco Hua Hin Hotel Company Limited, pursuant to which Mandara Spa (Thailand) Company Limited has agreed to a settlement amount of Baht 1,800,000 as compensation for the early termination of the Spa Service Agreement dated December 8,

1999 between Mandara Spa (Thailand) Company Limited and the Tipco Hua Hin Hotel Company Limited.

9. Norwegian Cruise Line Limited vs. Seiner Transocean Limited, in the Federal Court for the Southern District of Florida, Case No. 01-CV-1266.

10. Keicher, et. al. V. Louis Ongsingco, et. al., in the Circuit Court for Baltimore County, Case No. 03-C-01-005622.

11. Thomas A. Traveler, a pseudonym, vs. Steiner Transocean Limited, et. al., in the Circuit Court for the 11th Judicial Circuit in and for Miami-Dade County, Case No. 97-26571.

12. Ordinary course litigation made against Steiner and/or its Subsidiaries which is covered by liability insurance policies, subject to applicable limitations and deductibles.

Schedule 6.8

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

SUBSIDIARIES

1. **STEINER LEISURE LIMITED:**

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 100,000,000 (approx. 14,763,272 outstanding)
Preferred: 10,000,000 (none outstanding)

Equity Interests:

Steiner Transocean, Ltd. (100%)
Cosmetics, Ltd. (100%)
Steiner Training, Limited (100%)
Spa Resources, Ltd. (100%)
Steiner Spa Resorts, Ltd. (100%)
Steiner U.S. Holdings, Inc. (100%)
Steiner Leisure Limited Cyprus (100%)
Steiner Spa Limited (100%)
Steiner Spa Asia Limited (100%)
Steiner Marks Limited (100%)

Stockholder:

Publicly held entity

2. **STEINER TRANSOCEAN, LTD.**

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 5,000 (100 issued)
Preferred: None

Equity Interests:

Steiner Transocean, Ltd. (Italy) (100%)

Stockholder:

Steiner Leisure Limited (100%)

3. **COSMETICS, LTD.**

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 5,000 (5,000 issued)
Preferred: None

Equity Interests:

EBSC International Limited (85% shareholder)
Elemis, Limited (100%)

Stockholder:

Steiner Leisure Limited (100%)

4. **ELEMIS, LIMITED (f/k/a Emma Steiner Limited)**

Jurisdiction of Incorporation:

United Kingdom

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 1,000,000 (794,781 issued)
Preferred: None

Equity Interests:

EJ Contracts (100%)

Stockholder:

Cosmetics, Ltd. (100%)

5. **STEINER TRAINING LIMITED**

Jurisdiction of Incorporation:

United Kingdom

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 5,000 (2 issued)
Preferred: None

Equity Interests:

Steiner Group, Ltd. (100%)

Stockholder:

Steiner Leisure Limited (100%)

6. **SPA RESOURCES, LTD.**

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 5,000 (100 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner Leisure Limited (100%)

7. **STEINER SPA RESORTS, LTD.**

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 5,000 (4,999 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner Leisure Limited (100%)

8. **STEINER U.S. HOLDINGS, INC.**

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 1,000,000 (1,000 issued)
Preferred: None

Equity Interests:

Steiner Education Group, Inc. (100%)
Steiner Management Services, LLC (99%)
Steiner Beauty Products, Inc. (100%)
Steiner Spa Resorts (Nevada), Inc. (100%)
Greenhouse Day Spa Group, Inc. (100%)
Steiner Spa Resort (Connecticut), Inc. (100%)
DK Partners, Inc. (100%)

Stockholder:

Steiner Leisure Limited (100%)

9. **STEINER LEISURE LIMITED CYPRUS**

Jurisdiction of Incorporation:

Cyprus

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 1,000 (100 issued)
Preferred: None

Equity Interests:

Sepia (100%)

Stockholder:

Steiner Leisure Limited (100%)

10. **STEINER TRANSOCEAN, LTD. (ITALY)**

Jurisdiction of Incorporation:

Italy

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 1,000 (100 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner Transocean, Ltd. (100%)

11. **SEPIA**

Jurisdiction of Incorporation:

Hungary

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 1,000 (100 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner Leisure Limited Cyprus

12. **EBSC INTERNATIONAL LIMITED**

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 10,000 (100 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Cosmetics, Ltd. (85%)
Eagleview Investments Limited (15%)

13. **EJ CONTRACTS**

Jurisdiction of Incorporation:

United Kingdom

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common:
Preferred:

Equity Interests:

Elemis Spa Limited (100% joint venture)

Stockholder:

Elemis, Limited (100%)

14. **ELEMIS SPA LIMITED**

Jurisdiction of Incorporation:

United Kingdom

Jurisdiction(s) of Qualification:
None

Authorized Stock:

Common:
Preferred:

Equity Interests:

None

Stockholder:

EJ Contracts (100%)

15. **STEINER GROUP, LTD.**

Jurisdiction of Incorporation:

United Kingdom

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common:
Preferred:

Equity Interests:

None

Stockholder:

Steiner Training, Limited (100%)

16. **STEINER EDUCATION GROUP, INC.**

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 1,000,000 (85,000 issued)
Preferred: None

Equity Interests:

Mid-Atlantic Massage Therapy, Inc.(100%)
FCNH, Inc. (100%)
Virginia Massage Therapy, Inc. (100%)

Stockholder:

Steiner U.S. Holdings, Inc. (100%)

17. **STEINER MANAGEMENT SERVICES, LLC**

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: N/A
Preferred: N/A

Equity Interests:

None

Membership Interest Holder(s):

Steiner U.S. Holdings, Inc. (99%)
Steiner Beauty Products, Inc. (1%)

18. **STEINER BEAUTY PRODUCTS, INC.**

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 500 (100 issued)
Preferred: None

Equity Interests:

Steiner Management Services, LLC (1%)

Stockholder:

Steiner U.S. Holdings, Inc. (100%)

19. **MID-ATLANTIC MASSAGE THERAPY, INC.**

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:

Pennsylvania
Maryland

Authorized Stock:

Common: 25,000 (1,000 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner Education Group, Inc. (100%)

20. **FCNH, INC.**

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:

None

Fictitious Name:

Florida College of Natural Health

Authorized Stock:

Common: 1,000,000 (1,000 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner Education Group, Inc. (100%)

21. **VIRGINIA MASSAGE THERAPY, INC.**

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:
Virginia

Authorized Stock:

Common: 25,000 (1,000 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner Education Group, Inc. (100%)

22. **STEINER SPA RESORTS (NEVADA), INC.**

Jurisdiction of Incorporation:

Florida

Fictitious Name:

The Elemis Spa at Aladdin

Jurisdiction(s) of Qualification:

Nevada

Authorized Stock:

Common: 25,000 (1,000 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner U.S. Holdings, Inc. (100%)

23. **STEINER SPA RESORTS (CONNECTICUT), INC.**

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:

Connecticut

Authorized Stock:

Common: 25,000 (1,000 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner U.S. Holdings, Inc. (100%)

24. **STEINER SPA RESORTS (NEW YORK), INC**. (inactive)

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 25,000 (none issued)
Preferred: None

Equity Interests:

None

Stockholder:

None

25. **MANDARA SPA LLC**

Jurisdiction of Incorporation:

Delaware

Jurisdiction(s) of Qualification:

Authorized Stock:

Common: N/A
Preferred: N/A

Equity Interests:

Mandara Spa (Cruise I), L.L.C. (100%)
Mandara Spas (Bahamas), Ltd. (99.99%)
Mandara PSLV, LLC (100%)
Mandara Spa (Tahiti), L.L.C. (100%)
Mandara Spa Services, LLC (100%)
Mandara Spa (Cruise II), L.L.C. (100%)
Mandara Spa (Guam) L.L.C. (99.8%)
Mandara Spa (Saipan), Inc. (100%)
Mandara Spa Aruba, N.V. (100%)

Membership Interest Holder(s):

Steiner Spa Limited (60%)
Shiseido Investment US, Inc. (f/k/a Shiseido Relaxation Investment Company, Inc.) (40%)

26. **MANDARA SPA (Cruise I), L.L.C.**

Jurisdiction of Incorporation:

Delaware

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: N/A
Preferred: N/A

Equity Interests:

Mandara Spa (Guam) L.L.C. (.2%)
Mandara Spas (Bahamas), Ltd. (.01%)

Membership Interest Holder(s):

Mandara Spa LLC (100%)

27. **MANDARA SPA (BAHAMAS), LTD.**

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Shares:

Common: 5,000 (____ issued)
Preferred: None

Equity Interests:

None

Stockholder:

Mandara Spa LLC (99.99%)
Mandara Spa (Cruise I), L.L.C. (.01%)

28. **MANDARA PSLV, LLC**

Jurisdiction of Incorporation:

Delaware

Jurisdiction(s) of Qualification:

Nevada

Authorized Stock:

Common: N/A
Preferred: N/A

Equity Interests:

None

Membership Interest Holder(s):

Mandara Spa LLC (100%)

29. **MANDARA SPA (TAHITI), L.L.C.**

Jurisdiction of Incorporation:

Delaware

Jurisdiction(s) of Qualification:

Authorized Stock:

Common: N/A
Preferred: N/A

Equity Interests:

Mandara Spa Polynesia Sarl (100%)

Membership Interest Holder(s):

Mandara Spa LLC (100%)

30. **MANDARA SPA SERVICES, LLC**

Jurisdiction of Incorporation:

Delaware

Jurisdiction(s) of Qualification:

Authorized Stock:

Common: N/A
Preferred: N/A

Equity Interests:

Mandara Spa (Hawaii), L.L.C. (100%)

Membership Interest Holder(s):

Mandara Spa LLC (100%)

31. **MANDARA SPA (CRUISE II), L.L.C.**

Jurisdiction of Incorporation:

Delaware

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: N/A
Preferred: N/A

Equity Interests:

None

Membership Interest Holder(s):

Mandara Spa LLC (100%)

32. **MANDARA SPA (GUAM) L.L.C.**

Jurisdiction of Incorporation:

Guam

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: N/A
Preferred: N/A

Equity Interests:

None

Membership Interest Holder(s):

Mandara Spa LLC (99.8%)
Mandara Spa (Cruise I), L.L.C. (.2%)

33. **MANDARA SPA (SAIPAN), INC.**

Jurisdiction of Incorporation:

Commonwealth of the Northern Mariana Islands

Jurisdiction(s) of Qualification:
None

Authorized Stock:

Common: 5,000 (_____ issued)
Preferred: None

Equity Interests:

None

Stockholder:

Mandara Spa LLC (100%)

34. **MANDARA SPA ARUBA, N.V.**

Jurisdiction of Incorporation:

Aruba

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common:
Preferred:

Equity Interests:

None

Stockholder:

Mandara Spa LLC (100%)

35. **MANDARA SPA POLYNESIA SARL**

Jurisdiction of Incorporation:

Tahiti

Jurisdiction(s) of Qualification:

None

Authorized Capital:

1,000,000 FLP, divided into 100 parts

Equity Interests:

None

Stockholder:

Mandara Spa (Tahiti), L.L.C. (100%)

36. **MANDARA SPA (HAWAII), L.L.C.**

Jurisdiction of Incorporation:

Delaware

Jurisdiction(s) of Qualification:

Hawaii

Authorized Stock:

Common: N/A
Preferred: N/A

Equity Interests:

None

Membership Interest Holder(s):

Mandara Spa Services, LLC (100%)

37. **MANDARA SPA ASIA LIMITED**

Jurisdiction of Incorporation:

British Virgin Islands

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 50,000 (_____ issued)
Preferred: None

Equity Interests:

Spa Services Asia Ltd. (100%)
Mandara Spa Malaysia Sdn. Bhd. (100%)
Mandara Spa Indonesia, PT (99%)
Spa Partners (South Asia) Ltd. (100%)
Mandara Spa (Maldives) Pvt. Ltd. (1%)
Mandara Spa (Thailand) Ltd. (49%)

Stockholder:

Steiner Spa Asia Limited (60%)
Shiseido Co., Ltd. (40%)

38. **SPA SERVICES ASIA LTD.**

Jurisdiction of Incorporation:

British Virgin Islands

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common:
Preferred:

Equity Interests:

None

Stockholder:

Cash Reserve Limited (100%). In a Declaration of Trust, dated May 24, 2000, Cash Reserve Limited has declared that the stock in Spa Services Asia, Ltd. is beneficially owned by Mandara Spa Asia Limited (100%)

39. **MANDARA SPA MALAYSIA SDN. BHD.**

Jurisdiction of Incorporation:

Malaysia

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 100,000 (2 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Mandara Spa Asia Limited (100%)

40. **SPA PARTNERS (SOUTH ASIA) LTD.**

Jurisdiction of Incorporation:

British Virgin Islands

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 50,000 (______ issued)
Preferred:

Equity Interests:

Mandara Spa Indonesia, PT (1%)
Mandara Spa (Maldives) Pvt. Ltd. (99%)

Stockholder:

Mandara Spa Asia Limited (100%)

41. **MANDARA SPA (THAILAND) LTD.**

Jurisdiction of Incorporation:

Thailand

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 100,000 (_____ issued)
Preferred: None

Equity Interests:

None

Stockholder:

Mandara Spa Asia Limited (49%)
Royal Garden Resorts (51%)

42. **MANDARA SPA INDONESIA, PT**

Jurisdiction of Incorporation:

Indonesia

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 1,000 (1,000 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Mandara Spa Asia Limited (99%)
Spa Partners (South Asia) Ltd. (1%)

43. **MANDARA SPA (MALDIVES) PVT. LTD.**

Jurisdiction of Incorporation:

Maldives

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 100 (100 issued)
Preferred:

Equity Interests:

None

Stockholder:

Mandara Spa Asia Limited (1%)
Spa Partners (South Asia) Ltd. (99%)

44. **GREENHOUSE DAY SPA GROUP, INC.**

Jurisdiction of Incorporation:

Florida

Jurisdiction(s) of Qualification:

Authorized Stock:

Common: 25,000 (1,000 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner U.S. Holdings, Inc. (100%)

45. **STEINER SPA ASIA LIMITED**

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 5,000 (1,000 issued)
Preferred: [None]

Equity Interests:

Mandara Spa Asia Limited (60%)

Stockholder:

Steiner Leisure Limited (100%)

46. **STEINER SPA LIMITED** (F/K/A STEINER SPA U.S. LIMITED)

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 5,000 (1,000 issued)
Preferred: [None]

Equity Interests:

Mandara Spa LLC (60%)

Stockholder:

Steiner Leisure Limited (100%)

47. **STEINER MARKS LIMITED**

Jurisdiction of Incorporation:

Commonwealth of the Bahamas

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 5,000 (100 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner Leisure Limited (100%)

48. **DK PARTNERS, INC. (to be known as Steiner Day Spas, Inc.)**

Jurisdiction of Incorporation:

California

Jurisdiction(s) of Qualification:

None

Authorized Stock:

Common: 50,000,000 (13,546,301 issued)
Preferred: None

Equity Interests:

None

Stockholder:

Steiner U.S. Holdings, Inc. (100%)

Schedule 6.9

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

ERISA

1. Steiner Management Services, LLC Employees= 401(k) Savings Plan

Schedule 6.16

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

INSURANCE

Please see attached.

Schedule 6.18

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

ACQUISITION TRANSACTION CONDITIONS

1. Finalization and execution of certain ancillary documentation in respect of the Mandara Acquisition Agreement.

2. Finalization and execution of certain ancillary documentation in respect of the Greenhouse Acquisition Agreement.

3. Finalization and execution of the C. Spa Acquisition Agreement.

4. Finalization and execution of certain ancillary documentation in respect of the C. Spa Acquisition Agreement.

5. Payment of the balance of the consideration in respect of the Mandara Acquisition Agreement.

6. Payment of the balance of the consideration in respect of the Greenhouse Acquisition Agreement.

7. Payment of the balance of the consideration in respect of the C. Spa Acquisition Agreement.

Schedule 6.19

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

ENVIRONMENTAL MATTERS

None.

Schedule 7.3(A)

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

ACQUISITION TRANSACTION INDEBTEDNESS

1. Equipment Lease Agreement between ESC Medical Systems, Inc. and GH day Spas, Inc. dated January 2, 2001

2. Equipment Lease Agreement dated September 13, 2000 between First Commerce Leasing Corporation and GH day Spas, Inc.

3. Equipment Lease Agreement dated September 29, 2000 between First Commerce Leasing Corporation and GH Day Spas, Inc.

4. Equipment Lease Agreement dated September 29, 2000 between First Commerce Leasing Corporation and GH Day Spas, Inc.

5. Medical Director Agreement dated January 16, 2001 between Doris Day M.D., P.C. and GH Day Spas, Inc.

6. Administrative Services Agreement dated January 16, 2001 between Doris Day M.D., P.C. and GH Day Spas, Inc.

7. Management Agreement dated July 30, 2000 between Deborah Stone Spa, Inc.

8. Letter of Credit from The Frost National Bank in favor of Reef Inwood Village L.P. in the face amount of $45,000

9. Letter of Credit from The Frost National Bank in favor of Somerset Collection Limited Partnership in the face amount of $50,000

10. Letter of Credit from The Frost National Bank in favor of Paradigm 44-48 West Putnam Ave., LLC in the face amount of $50,000

11. Letter of Credit from The Frost National Bank in favor of Kirby Oaks, LLC in the face amount of $45,000

12. Letter of Credit from The Frost National Bank in favor of Hera Investment and Management Company in the face amount of $25,000

13. Letter of Credit from The Frost National Bank in favor of Irvine Retail Properties in the face amount of $75,000

14. Letter of Credit from The Frost National Bank in favor of KMO-361 Realty Associates in the face amount of $200,000

15. Subordinated Promissory Note in the original principal amount of $24,080 from Borrower in favor of Okie R. Lukita to be issued in connection with the Mandara Acquisition Agreement.

16. Subordinated Promissory Note in the original principal amount of $411,180 from Borrower in favor of Pacific Century Capital Limited to be issued in connection with the Mandara Acquisition Agreement.

17. Subordinated Promissory Note in the original principal amount of $873,180 from Borrower in favor of Sierra Pacific Investments, LLC to be issued in connection with the Mandara Acquisition Agreement.

18. Subordinated Promissory Note in the original principal amount of $1,680,000 from Borrower in favor of SP Spas, LLC to be issued in connection with the Mandara Acquisition Agreement.

19. Subordinated Promissory Note in the original principal amount of $3,920,000 from Borrower in favor of Red Sail Spas, LLC to be issued in connection with the Mandara Acquisition Agreement.

20. Subordinated Promissory Note in the original principal amount of $24,080 from Borrower in favor of Franky Tjahyadikarta to be issued in connection with the Mandara Acquisition Agreement.

21. Subordinated Promissory Note in the original principal amount of $67,480 from Borrower in favor of Jeffrey Mathews to be issued in connection with the Mandara Acquisition Agreement.

22. Greenhouse Day Spa Group, Inc.'s obligations to reimburse the sellers under the Greenhouse Acquisition Agreement for build-outs being performed at the Newtown, Pennsylvania and Birmingham, Alabama facilities.

23. Amended and Restated Promissory Note dated as of March 28, 2001 made by Mandara Spa LLC in favor of SDI Securities 6, Inc., an affiliate of Red Sail Spas, L.L.C., in a maximum aggregate principal amount of $4,305,000 (to be assigned to Steiner Spa LLC

and thereafter collaterally assigned to Agent upon the closing of the Mandara Acquisition).

24. Amended and Restated Promissory Note dated as of March 28, 2001 made by Mandara Spa LLC in favor of SP Spas LLC in a maximum aggregate principal amount of $1,845,000 (to be assigned to Steiner Spa LLC and thereafter collaterally assigned to Agent upon the closing of the Mandara Acquisition).

25. Please see Schedule 7.3(E) - Permitted Acquisition Transaction Contingent Obligations.

26. Certificate of Deposit in the amount of $490,000 held by and pledged in favor of Frost National Bank in respect of the Greenhouse letters of credit more particularly described in Sections 8-14 of Schedule 7.3(A) hereof.

27. The obligation of Mandara Spa LLC to pay to Park Place Entertainment Corp. the amount of $144,092 in respect of certain build-outs to the Paris, Las Vegas spa facility, as contemplated by the terms of the Lease Agreement dated April 15, 1999 and amended May 14, 1999 between Mandara Spa LLC and Park Place Entertainment Corp.

28. Promissory Note dated on or about November 27, 2000 in the original principal amount of $53,000 from DK Partners, Inc. in favor of Stephen C. Fischer.

Schedule 7.3(C)

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

ACQUISITION TRANSACTION LIENS

1. Consensual security agreement contained in the operating lease for the spa located at Universal Studios, Orlando, which is being assumed by the Greenhouse Day Spa Group, Inc. in connection with the Greenhouse Acquisition.

2. Liens created pursuant to the terms of that certain Equipment Lease Agreement between ESC Medical Systems, Inc. and GH day Spas, Inc. dated January 2, 2001

3. Liens created pursuant to the terms of that certain Equipment Lease Agreement dated September 13, 2000 between First Commerce Leasing Corporation and GH day Spas, Inc.

4. Liens created pursuant to the terms of that certain Equipment Lease Agreement dated September 29, 2000 between First Commerce Leasing Corporation and GH Day Spas, Inc.

5. Liens created by the pledge of that certain certificate of Deposit in the amount of $490,000 in favor of Frost National Bank in respect of the Greenhouse letters of credit more particularly described in Sections 8-14 of Schedule 7.3(A) hereof.

6. Liens created by the terms of that certain Lease Agreement, dated April 15, 1999 and amended May 14, 1999, between Mandara Spa LLC and Park Place Entertainment Corp., securing the obligation of Mandara Spa LLC to pay to Park Place Entertainment Corp. the amount of $144,092 in respect of certain build-outs to the Paris, Las Vegas spa facility.

7. Liens created by the terms of that certain Lease Agreement dated July 14, 1999 between Alessio Investment Company, d/b/a Fifth Avenue Financial Centre, as lessor, and DK Partners, Inc., d/b/a C. Spa Salon, as lessee, whereby lessor retains a security interest in all furniture, equipment and machinery located in the premises as security for lessee's obligations under the lease.

8. Purchase money lien retained by Lucent Technologies pursuant to the terms of that certain Lease Agreement dated as of July 28, 2000 between Lucent Technologies and DK Partners, Inc.

9. Purchase money lien retained by Lucent Technologies pursuant to the terms of that certain Lease Agreement dated as of September 13, 1999 between Lucent Technologies and DK Partners, Inc.

10. Purchase money lien retained by Lucent Technologies pursuant to the terms of that certain undated Lease Agreement between Lucent Technologies and DK Partners, Inc. for the equipment maintained at 2523 Fourth Avenue, San Diego, California.

11. Liens created by the terms of that certain Lease Agreement dated April 1, 2000 between 401 South Second Street Associates, L.P., as lessor, and Second Street Day Spa, LLC, as lessee, whereby lessor retains a security interest in all furniture, fixtures, equipment and personal property (not constituting inventory) located in the premises as security for lessee's obligations under the lease.

12. Liens created by the terms of that certain Lease Agreement dated November 1, 1999 between 135 East 57 Street, LLC, as lessor, and 57th Street Day Spa, LLC, as lessee, whereby lessor retains a security interest in all non-movable fixtures, equipment, machinery and other property of lessee (but excluding personal property and moveable furnishings and fixtures) located in the premises as security for lessee's obligations under the lease.

13. Liens created by the terms of that certain Security Agreement dated November 27, 2000 between DK Partners, Inc. and Stephen C. Fischer.

14. Liens created by the terms of that certain Asset Purchase Agreement dated April 7, 2001 between DK Partners, Inc., Moongate Partners, Judith Dickens Long, Carol Walin and James Panagakos.

15. Liens created by the terms of that certain Lease No. 001-008271555-006 dated December 11, 2000 between DK Partners, Inc. and Dell Financial Services, Inc.

16. Liens created by the terms of that certain Lease No. 001-008271555-005 between DK Partners, Inc. and Dell Financial Services, Inc.

17. Liens created by the terms of that certain Lease No. 001-008271555-004 dated June 12, 2000 between DK Partners, Inc. and Dell Financial Services, Inc.

18. Liens created by the terms of that certain Lease No. 001-008271555-003 dated April 18, 2000 between DK Partners, Inc. and Dell Financial Services, Inc.

19. Liens created by the terms of that certain Lease No. 001-008271555-002 between DK Partners, Inc. and Dell Financial Services, Inc.

20. Liens created by the terms of that certain Lease No. 001-008271555-001 between DK Partners, Inc. and Dell Financial Services, Inc.

21. Liens created by the terms of that certain Lease Agreement dated April 30, 1998 between DK Partners, Inc. and Dana Commercial Credit.

22. Liens created by the terms of that certain Business Lease Agreement dated May 15, 2001 between DK Partners, Inc. and Beneficial Capital Leasing, Inc.

23. Liens created by the terms of that certain Lease Agreement dated May 16, 2000 between DK Partners, Inc. and Designscapes.

24. Liens created by the terms of that certain Lease Agreement dated August 7, 2000 between DK Partners, Inc. and Copelco Capital, Inc.

25. Liens created by the terms of that certain Equipment Lease Agreement No. 613236 dated March 18, 2000 between DK Partners, Inc. and Heller Financial.

26. Liens created by the terms of that certain Equipment Lease Agreement No. 667547426 dated April December 22, 2000 between DK Partners, Inc. and Xerox Corporation.

27. Liens created by the terms of that certain Telephone Equipment Lease Agreement dated July 28, 2000 between DK Partners, Inc. and Lucent Technologies.

Schedule 7.3(D)

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

ACQUISITION TRANSACTION INVESTMENTS

1. Steiner Spa Limited sixty (60%) percent investment in Mandara U.S. as contemplated by the terms of the Mandara Acquisition Documents.

2. Steiner Spa Asia Limited sixty (60%) percent investment in Mandara Asia as contemplated by the terms of the Mandara Acquisition Documents.

3. Mandara Asia 49% interest in Mandara Spa (Thailand) Ltd. Pursuant to that certain Joint Venture Agreement dated as of December 3, 1998 between Sierra Pacific Investments LLC and Royal Garden Resort PCL, as amended.

4. Mandara Spa (Thailand) Company Limited has agreed to pay the remaining funding for spas recently constructed at the Royal Orchid Sheraton and the Anantara Resort and to build a new spa at the Hua Hin Marriott. Approximately $115,000 will be required as an advance from Mandara Spa Asia Limited to Mandara Spa (Thailand) Company Limited to fund 49% of the total commitment.

Schedule 7.3(E)

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

ACQUISITION TRANSACTION CONTINGENT OBLIGATIONS

1. Guaranty by Borrowers of Steiner U.S. Holdings, Inc.'s indemnity and earn-out obligations as set forth in the C. Spa Acquisition Agreement.

2. Potential earn-out payments payable under the Acquisition Documents and guaranteed by the Borrower.

Schedule 7.3(H)

dated as of July 2, 2001

to

Credit Agreement dated as of July 2, 2001

TRANSACTION WITH AFFILIATES

1. Steiner Spa Limited sixty (60%) percent investment in Mandara U.S. as contemplated by the terms of the Mandara Acquisition Documents.

2. Steiner Spa Asia Limited sixty (60%) percent investment in Mandara Asia as contemplated by the terms of the Mandara Acquisition Documents.

3. Agreement dated as of July 1, 1998 between Elemis Limited and Cosmetics, Ltd. In respect of the license given by Cosmetics, Ltd. to Elemis Limited for the use in the U.K. of certain trademarks owned by Cosmetics, Ltd.